As filed with the Securities and Exchange Commission on December 7, 2023

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SF-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

PORSCHE AUTO FUNDING LLC

as depositor to the issuing entities described herein

(Exact name of registrant as specified in its charter)

Delaware	45-1846995
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

Commission File Number of depositor:	333-
Central Index Key Number of depositor:	0001541507
Central Index Key Number of sponsor:	0002003320

Porsche Financial Services, Inc.

(Exact name of sponsor as specified in its charter)

One Porsche Drive

Atlanta, Georgia 30354

(770) 290-2004

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Tobias Hausladen

One Porsche Drive

Atlanta, Georgia 30354

(770) 290-2004

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies To:

Stuart M. Litwin, Esq. Mayer Brown LLP 71 S. Wacker Drive Chicago, IL 60606 (312) 782-0600	Melissa L. Kilcoyne, Esq. Mayer Brown LLP 71 S. Wacker Drive Chicago, IL 60606 (312) 782-0600

Approximate date of commencement of proposed sale to the public: From time to time after this registration statement becomes effective, as determined by market conditions.

If any of the securities being registered on this Form SF-3 are to be offered pursuant to Rule 415 under the Securities Act of 1933, check the following box:  ☒

If this Form SF-3 is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☐

If this Form SF-3 is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☐

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE AN AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

The information in this preliminary prospectus is not complete and may be changed. We may not deliver the notes described in this preliminary prospectus until we deliver a final prospectus. This preliminary prospectus is not an offer to sell the notes and is not soliciting an offer to buy the notes and there shall not be any sale of the notes in any jurisdiction where such offer, solicitation or sale is not permitted.

Subject to Completion, dated [_______] [•], 20[•]

PROSPECTUS

$[•]

Porsche Financial Auto Securitization Trust 20[•]-[•]

Issuing Entity

Central Index Key Number: [    ]

Porsche Auto Funding LLC

Depositor

Central Index Key Number: 0001541507

Porsche Funding Limited Partnership

Seller

Porsche Financial Services, Inc.

Sponsor, Originator and Servicer

Central Index Key Number: 0002003320

You should carefully read the risk factors set forth under “Risk Factors” beginning on page 17 of this prospectus.

The notes are asset backed securities. The notes will be the obligation solely of the issuing entity and will not be obligations of or guaranteed by Porsche Financial Services, Inc., Porsche Funding Limited Partnership, Porsche Auto Funding LLC, the underwriters or any of their affiliates.

Porsche Financial Auto Securitization Trust 20[•]-[•] will issue the following asset-backed notes:

	Initial Principal Amount(1)(2)	Interest Rate(3)	Final Scheduled Payment Date
Class A-1 Notes	$[•]	[•]%	[•]
Class A-2[a] Notes }	$[•]	[•]%	[•]
[Class A-2b Notes]		[Benchmark + [•]%](4)(5)
Class A-3 Notes	$[•]	[•]%	[•]
Class A-4 Notes	$[•]	[•]%	[•]
[Class B Notes]	$[•]	[•]%	[•]

Total	$[•]

	Price to Public(6)	Underwriting Discount	Proceeds to the Depositor
Per Class A-1 Note	[•]%	[•]%	[•]%
Per Class A-2[a] Note	[•]%	[•]%	[•]%
[Per Class A-2b Note]	[•]%	[•]%	[•]%
Per Class A-3 Note	[•]%	[•]%	[•]%
Per Class A-4 Note	[•]%	[•]%	[•]%
Per Class B Note	[•]%	[•]%	[•]%

Total	$[•]	$[•]	$[•]

(1)	[All or a portion of one or more of the classes of notes offered hereby may be initially retained by the depositor or an affiliate thereof.]
(2)	[Approximately [5]% of each class of notes will be retained by the depositor or one or more majority-owned affiliates of the sponsor.]
(3)

The interest rate for each class of notes will be a fixed rate, a floating rate or a combination of a fixed rate and a floating rate if that class has both a fixed rate tranche and a floating rate tranche.

(4)

The Class A-2b notes will accrue interest at a floating rate based on a benchmark plus a spread. The benchmark initially will be [insert applicable floating rate benchmark]. However, the benchmark may change in certain situations. For more information on how interest will be calculated on the Class A-2b notes and the circumstances under which the benchmark may change, see “The Notes—Payments of Interest” in this prospectus. [NOTE: If floating rate notes are offered, the applicable prospectus will disclose the terms of the specific index, which will be an index other than LIBOR, that will be used to determine interest payments for such floating rate tranches.]

(5)

[If the sum of Benchmark + [•]% is less than 0.00% for any interest accrual period, then the interest rate for the Class A-2b notes for such interest accrual period will be deemed to be 0.00%. For a description of how interest will be calculated on the Class A-2b notes, see “The Notes—Payments of Interest” in this prospectus.]

(6)	Plus accrued interest, if any, from the closing date.

•

The notes are payable solely from the assets of the issuing entity, which consist primarily of motor vehicle retail installment sale contracts [and/or installment loans] that are secured by new and used automobiles and sport utility vehicles [and funds on deposit in the reserve account]. [A portion of the receivables may be acquired by the issuing entity subsequent to the closing date during the funding period described in this prospectus using amounts deposited in a pre-funding account on the closing date.]

•	The issuing entity will pay interest on and principal of the notes on the [•] day of each month, or, if the [•] day is not a business day, the next business day, starting on [__________][•], 20[•].

•

[The issuing entity will not pay principal during the revolving period, which is scheduled to terminate after the payment date occurring on [•]. However, if the revolving period terminates early as a result of an early amortization event, principal payments may commence prior to that date.]

•

Credit enhancement for the notes offered hereby will consist of [a reserve account funded with an initial deposit of not less than [•]% of the [adjusted] pool balance as of the cut-off date,] [overcollateralization (in addition to the yield supplement overcollateralization amount)] [and the yield supplement overcollateralization amount,] [excess interest on the receivables,] and [the yield supplement overcollateralization amount], and, in the case of each class of the offered notes, the subordination of certain payments to the noteholders of less senior classes of notes.

•	The issuing entity will also issue a non-interest bearing certificate representing an equity interest in the issuing entity, which is not being offered hereby.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these notes or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

UNDERWRITERS
[•]	[•]	[•]

The date of this prospectus is [__________] [•], 20[•].

i

(continued)

(continued)

(continued)

WHERE TO FIND INFORMATION IN THIS PROSPECTUS

This prospectus provides information about the issuing entity, Porsche Financial Auto Securitization Trust 20[•]-[•], including terms and conditions that apply to the notes offered by this prospectus.

You should rely only on the information provided in this prospectus, including the information incorporated by reference. If you receive any other information, you should not rely on it. We have not authorized anyone to provide you with other or different information. We are not offering the notes offered hereby in any jurisdiction where the offer is not permitted. We do not claim that the information in this prospectus is accurate on any date other than the date stated on the cover.

We have started with two introductory sections in this prospectus describing the notes and the issuing entity in abbreviated form, followed by a more complete description of the terms of the offering of the notes. The introductory sections are:

•

Summary of Terms—provides important information concerning the amounts and the payment terms of each class of notes and gives a brief introduction to the key structural features of the issuing entity; and

•	Risk Factors—describes briefly some of the risks to investors in the notes.

We include cross-references in this prospectus to captions in these materials where you can find additional related information. You can find the page numbers on which these captions are located under the Table of Contents in this prospectus. You can also find a listing of the pages where the principal terms are defined under “Index” beginning on page [__] of this prospectus.

If you have received a copy of this prospectus in electronic format, and if the legal prospectus delivery period has not expired, you may obtain a paper copy of this prospectus from the depositor or from the underwriters upon request.

In this prospectus, the terms “we,” “us” and “our” refer to Porsche Auto Funding LLC.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

Porsche Auto Funding LLC, as the depositor of the issuing entity, has filed a registration statement with the Securities and Exchange Commission (“SEC”) under the Securities Act of 1933, as amended. This prospectus is part of the registration statement but the registration statement includes additional information.

The SEC maintains an Internet site at http://www.sec.gov containing reports, proxy and information statements and other information regarding registrants that file electronically with the SEC.

REPORTS TO NOTEHOLDERS

After the notes are issued, unaudited monthly reports containing information concerning the issuing entity, the notes and the receivables will be prepared by Porsche Financial Services, Inc. (“PFS”), and sent on behalf of the issuing entity to the indenture trustee, which will forward the same to Cede & Co. (“Cede”), as nominee of The Depository Trust Company (“DTC”).

The indenture trustee will also make such reports (and, at its option, any additional files containing the same information in an alternative format) available to noteholders each month via its Internet website, which is presently located at [•]. Assistance in using this Internet website may be obtained by calling the indenture trustee’s customer service desk at ([•]) [•]-[•]. The indenture trustee will notify the noteholders in writing of any changes in the address or means of access to the Internet website where the reports are accessible.

v

The reports do not constitute financial statements prepared in accordance with generally accepted accounting principles. PFS, the seller, the depositor and the issuing entity do not intend to send any of their financial reports to the beneficial owners of the notes.

WHERE YOU CAN FIND MORE INFORMATION ABOUT YOUR NOTES

The Issuing Entity

The issuing entity will file with the SEC all required annual reports on Form 10-K, distribution reports on Form 10-D, monthly asset data files on Form ABS-EE and current reports on Form 8-K. Those reports will be filed with the SEC under the name “Porsche Financial Auto Securitization Trust 20[•]-[•]” and file number [•]-[•]-[•].

The Depositor

The depositor has filed with the SEC a Registration Statement on Form SF-3 that includes this prospectus and certain amendments and exhibits under the Securities Act of 1933, as amended, relating to the offering of the notes described herein. This prospectus does not contain all of the information in the Registration Statement. The SEC maintains a website (http://www.sec.gov) that contains reports, registration statements, proxy and information statements, and other information regarding issuers that file electronically with the SEC.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus from the dates of filing of the documents. Such information that we file later with the SEC will automatically update the information in this prospectus. In all cases, you should rely on the most recently printed information rather than contradictory information included in this prospectus. Any information that has been so updated by more recent information shall not, except as so updated, constitute part of this prospectus. We incorporate by reference any current reports on Form 8-K subsequently filed by or on behalf of the issuing entity prior to the termination of the offering.

NOTICE TO INVESTORS: UNITED KINGDOM

THIS PROSPECTUS MAY ONLY BE COMMUNICATED OR CAUSED TO BE COMMUNICATED IN THE UNITED KINGDOM (THE “UK”) TO PERSONS (I) WHO HAVE PROFESSIONAL EXPERIENCE IN MATTERS RELATING TO INVESTMENTS AND QUALIFY AS INVESTMENT PROFESSIONALS UNDER ARTICLE 19(5) OF THE FINANCIAL SERVICES AND MARKETS ACT 2000 (FINANCIAL PROMOTION) ORDER 2005 (AS AMENDED, THE “FINANCIAL PROMOTION ORDER”), OR (II) WHO FALL WITHIN ARTICLE 49(2)(A) TO (D) (HIGH NET WORTH COMPANIES, UNINCORPORATED ASSOCIATIONS ETC.) OF THE FINANCIAL PROMOTION ORDER OR (III) TO WHOM THIS PROSPECTUS MAY OTHERWISE LAWFULLY BE COMMUNICATED OR CAUSED TO BE COMMUNICATED IN THE UK (EACH SUCH PERSON BEING REFERRED TO AS A “RELEVANT PERSON”). IN THE UK, ANY INVESTMENT OR INVESTMENT ACTIVITY TO WHICH THIS PROSPECTUS RELATES, INCLUDING THE NOTES, IS AVAILABLE ONLY TO RELEVANT PERSONS AND WILL BE ENGAGED IN ONLY WITH RELEVANT PERSONS. IN THE UK, THIS PROSPECTUS MUST NOT BE ACTED OR RELIED ON BY PERSONS WHO ARE NOT RELEVANT PERSONS. THE COMMUNICATION OF THIS PROSPECTUS TO ANY PERSON IN THE UK OTHER THAN RELEVANT PERSONS IS UNAUTHORIZED AND MAY CONTRAVENE THE FINANCIAL SERVICES AND MARKETS ACT 2000 (AS AMENDED, THE “FSMA”).

THIS PROSPECTUS IS NOT A PROSPECTUS FOR THE PURPOSES OF REGULATION (EU) 2017/1129 AS IT FORMS PART OF THE DOMESTIC LAW OF THE UK BY VIRTUE OF THE EUROPEAN UNION (WITHDRAWAL) ACT 2018 (AS AMENDED, THE “EUWA”) (AS AMENDED, THE “UK PROSPECTUS REGULATION”).

THE NOTES ARE NOT INTENDED TO BE OFFERED, SOLD OR OTHERWISE MADE AVAILABLE TO AND SHOULD NOT BE OFFERED, SOLD OR OTHERWISE MADE AVAILABLE TO ANY UK RETAIL INVESTOR IN THE UK. FOR THESE PURPOSES, A “UK RETAIL INVESTOR” MEANS A PERSON WHO IS ONE (OR MORE) OF: (I) A RETAIL CLIENT, AS DEFINED IN POINT (8) OF ARTICLE 2 OF COMMISSION DELEGATED REGULATION (EU) 2017/565 AS IT FORMS PART OF THE DOMESTIC LAW OF THE UK BY VIRTUE OF THE EUWA, AND AS AMENDED; OR (II) A CUSTOMER WITHIN THE MEANING OF THE PROVISIONS OF THE FSMA AND ANY RULES OR REGULATIONS MADE UNDER THE FSMA TO IMPLEMENT DIRECTIVE (EU) 2016/97 (SUCH RULES AND REGULATIONS, AS AMENDED), WHERE THAT CUSTOMER WOULD NOT QUALIFY AS A PROFESSIONAL CLIENT, AS DEFINED IN POINT (8) OF ARTICLE 2(1) OF REGULATION (EU) NO 600/2014 AS IT FORMS PART OF THE DOMESTIC LAW OF THE UK BY VIRTUE OF THE EUWA, AND AS AMENDED; OR (III) NOT A QUALIFIED INVESTOR AS DEFINED IN ARTICLE 2 OF THE UK PROSPECTUS REGULATION.

CONSEQUENTLY, NO KEY INFORMATION DOCUMENT REQUIRED BY REGULATION (EU) NO 1286/2014 AS IT FORMS PART OF THE DOMESTIC LAW OF THE UK BY VIRTUE OF THE EUWA (AS AMENDED, THE “UK PRIIPS REGULATION”) FOR OFFERING OR SELLING THE NOTES OR OTHERWISE MAKING THEM AVAILABLE TO UK RETAIL INVESTORS IN THE UK HAS BEEN PREPARED AND THEREFORE OFFERING OR SELLING THE NOTES OR OTHERWISE MAKING THEM AVAILABLE TO ANY UK RETAIL INVESTOR IN THE UK MAY BE UNLAWFUL UNDER THE UK PRIIPS REGULATION.

ANY DISTRIBUTOR SUBJECT TO THE FINANCIAL CONDUCT AUTHORITY HANDBOOK PRODUCT INTERVENTION AND PRODUCT GOVERNANCE SOURCEBOOK (THE “UK MIFIR PRODUCT GOVERNANCE RULES”) THAT IS OFFERING, SELLING OR RECOMMENDING ANY NOTES IS RESPONSIBLE FOR UNDERTAKING ITS OWN TARGET MARKET ASSESSMENT IN RESPECT OF THE NOTES AND DETERMINING APPROPRIATE DISTRIBUTION CHANNELS. NONE OF THE ISSUING ENTITY, THE DEPOSITOR, THE UNDERWRITERS NOR ANY OTHER TRANSACTION PARTY (EXCEPT FOR ANY TRANSACTION PARTY THAT IS A DISTRIBUTOR AND IS SUBJECT TO THE UK MIFIR PRODUCT GOVERNANCE RULES, AS TO ITSELF) MAKES ANY REPRESENTATIONS OR WARRANTIES AS TO A DISTRIBUTOR’S COMPLIANCE WITH THE UK MIFIR PRODUCT GOVERNANCE RULES.

[THE CLASS A-1 NOTES HAVE NOT BEEN AND WILL NOT BE OFFERED IN THE UK OR TO UK PERSONS AND NO PROCEEDS OF THE CLASS A-1 NOTES WILL BE RECEIVED IN THE UK.]

NOTICE TO INVESTORS: EUROPEAN ECONOMIC AREA

THIS PROSPECTUS IS NOT A PROSPECTUS FOR THE PURPOSES OF REGULATION (EU) 2017/1129 (AS AMENDED, THE “EU PROSPECTUS REGULATION”).

THE NOTES ARE NOT INTENDED TO BE OFFERED, SOLD OR OTHERWISE MADE AVAILABLE TO AND SHOULD NOT BE OFFERED, SOLD OR OTHERWISE MADE AVAILABLE TO ANY EU RETAIL INVESTOR IN THE EUROPEAN ECONOMIC AREA (THE “EEA”). FOR THESE PURPOSES, AN “EU RETAIL INVESTOR” MEANS A PERSON WHO IS ONE (OR MORE) OF: (I) A RETAIL CLIENT AS DEFINED IN POINT (11) OF ARTICLE 4(1) OF DIRECTIVE 2014/65/EU (AS AMENDED, “MIFID II”); OR (II) A CUSTOMER WITHIN THE MEANING OF DIRECTIVE (EU) 2016/97, AS AMENDED, WHERE THAT CUSTOMER WOULD NOT QUALIFY AS A PROFESSIONAL CLIENT AS DEFINED IN POINT (10) OF ARTICLE 4(1) OF MIFID II; OR (III) NOT A QUALIFIED INVESTOR AS DEFINED IN ARTICLE 2 OF THE EU PROSPECTUS REGULATION.

CONSEQUENTLY, NO KEY INFORMATION DOCUMENT REQUIRED BY REGULATION (EU) NO 1286/2014 (AS AMENDED, THE “EU PRIIPS REGULATION”) FOR OFFERING OR SELLING THE NOTES OR OTHERWISE MAKING THEM AVAILABLE TO EU RETAIL INVESTORS IN THE EEA HAS BEEN PREPARED AND THEREFORE OFFERING OR SELLING THE NOTES OR OTHERWISE MAKING THEM AVAILABLE TO ANY EU RETAIL INVESTOR IN THE EEA MAY BE UNLAWFUL UNDER THE EU PRIIPS REGULATION.

ANY DISTRIBUTOR SUBJECT TO MIFID II THAT IS OFFERING, SELLING OR RECOMMENDING ANY NOTES IS RESPONSIBLE FOR UNDERTAKING ITS OWN TARGET MARKET ASSESSMENT IN RESPECT OF THE NOTES AND DETERMINING APPROPRIATE DISTRIBUTION CHANNELS FOR THE PURPOSES OF THE MIFID II PRODUCT GOVERNANCE RULES UNDER COMMISSION DELEGATED DIRECTIVE (EU) 2017/593 (AS AMENDED, “EU DELEGATED DIRECTIVE”). NONE OF THE ISSUING ENTITY, THE DEPOSITOR, THE UNDERWRITERS NOR ANY OTHER TRANSACTION PARTY (EXCEPT FOR ANY TRANSACTION PARTY THAT IS A DISTRIBUTOR AND IS SUBJECT TO MIFID II, AS TO ITSELF) MAKES ANY REPRESENTATIONS OR WARRANTIES AS TO A DISTRIBUTOR’S COMPLIANCE WITH THE EU DELEGATED DIRECTIVE.

SUMMARY OF STRUCTURE AND FLOW OF FUNDS

This structural summary briefly describes certain major structural components, the relationship among the parties, the flow of funds and certain other material features of the transaction. This structural summary does not contain all of the information that you need to consider in making your investment decision. You should carefully read this entire prospectus to understand all the terms of this offering.

Structural Diagram

(1)

The certificates, which represent an equity interest in the issuing entity, will initially be issued to the depositor and are not being offered hereby. [The depositor intends to sell [a portion][the majority][all] of the certificates on or after the closing date [to a majority-owned affiliate of the sponsor].]

(2)	[All or a portion of one or more of the classes of notes offered hereby may be initially retained by the depositor or an affiliate thereof.]

Flow of Funds(1)

(Prior to an Acceleration after an Event of Default)

(1)	For more information regarding priority of payments, see “The Transfer Agreements and the Administration Agreement—Priority of Payments”.

x

SUMMARY OF TERMS

This summary provides an overview of selected information from this prospectus and does not contain all of the information that you need to consider in making your investment decision. This summary provides an overview of certain information to aid your understanding. You should carefully read this entire prospectus to understand all of the terms of this offering.

THE PARTIES*

Issuing Entity

Porsche Financial Auto Securitization Trust 20[•]-[•], a Delaware statutory trust, will be the “issuing entity” of the notes. The principal assets of the issuing entity will be a pool of receivables which are motor vehicle retail installment sale contracts [and/or installment loans] (“contracts”) that are secured by new and used automobiles and sport utility vehicles.

Depositor

Porsche Auto Funding LLC, a Delaware limited liability company and a wholly-owned special purpose subsidiary of Porsche Funding Limited Partnership, is the “depositor” of the issuing entity. The depositor will sell the receivables to the issuing entity. The depositor or an affiliate of the depositor will be the initial holder of the issuing entity’s certificate.

You may contact the depositor by mail at One Porsche Drive, Atlanta, Georgia 30354, or by calling (770) 290-2004.

Servicer and Sponsor

Porsche Financial Services, Inc., a Delaware corporation, which we refer to as “PFS” or the “servicer”, will service the receivables held by the issuing entity and is the “sponsor” of the transaction described in this prospectus.

PFS, as servicer, will be entitled to receive a servicing fee for each collection period. The “servicing fee” for any payment date will be an amount equal to the product of (1) [•]%; (2) one-twelfth (or, in the case of the first payment date, a fraction, the numerator of which is the number of days from but not including the cut-off date to and including the last day of the first collection period and the denominator of which is 360); and (3) the net pool balance of the receivables as of the first day of the related collection period (or as of the cut-off date, in the case of the first payment date). As additional compensation, the servicer will be entitled to retain all supplemental servicing fees and investment earnings (net of investment losses and expenses) from the investment of amounts on deposit in the collection account, the principal distribution account and the reserve account, if any. The servicing fee, together with any portion of the servicing fee that remains unpaid from prior payment dates, will be payable on each payment date prior to payments to the noteholders from funds on deposit in the collection account with respect to the collection period preceding such payment date, including funds, if any, deposited into the collection account from the reserve account.

The servicer, in its sole discretion, may elect to make a payment with respect to the aggregate amount of interest and/or principal to be paid by obligors, with respect to the receivables, for which the original scheduled due date occurred before or during the related collection period that remained unpaid at the end of such collection period. We refer to such a payment herein as an “advance”. The servicer will not make an advance with respect to any defaulted receivable. Advances made by the servicer with respect to any receivable will be repaid, if not otherwise reimbursed, from available funds in the collection account and any amounts available from the reserve account. The servicer will not charge interest on amounts so advanced.

Originator

PFS will purchase the contracts that will be included in the receivables pool from motor vehicle dealers. [The receivables to be transferred to the issuing entity have been originated by [an affiliate of] the originator.] We refer to PFS in such capacity as the “originator”. On or prior to the closing date, PFS will sell all of the receivables to be included in the receivables pool to the seller.

*	NOTE: Disclose transactions that are not arm’s length or transactions that are outside the ordinary course between sponsor, depositor or issuing entity and any other transaction party.

Seller

On the closing date, Porsche Funding Limited Partnership, a Delaware limited partnership, which we refer to as the “seller”, will sell the receivables to be included in the receivables pool to the depositor, and the depositor will sell those receivables to the issuing entity.

Administrator

PFS will be the “administrator” of the issuing entity, and in such capacity will provide administrative and ministerial services for the issuing entity.

Trustees

[______________], a [____________], will be the “owner trustee.”

[____________], a [____________], will be the “indenture trustee.”

Calculation Agent

[____________], a [_________], will be the “calculation agent.”

Asset Representations Reviewer

[____________], a [_________], will be the “asset representations reviewer.”

THE OFFERED NOTES

The issuing entity will issue and offer the following notes:

Class		Initial Note Principal Amount(1)(2)	Interest Rate(3)	Final Scheduled Payment Date
Class A-1 Notes		$[•]	[•]%	[•]
Class A-2[a] Notes	}	$[•]	[•]%	[•]
[Class A-2b Notes]			[Benchmark] + [•]%(4)(5)
Class A-3 Notes		$[•]	[•]%	[•]
Class A-4 Notes		$[•]	[•]%	[•]
[Class B Notes]		$[•]	[•]%	[•]

(1)	[All or a portion of one or more of the classes of notes offered hereby may be initially retained by the depositor or an affiliate thereof.]
(2)	[Approximately [5]% of each class of notes will be retained by the depositor or one or more majority-owned affiliates of PFS.]
(3)

The interest rate for each class of notes will be a fixed rate, a floating rate or a combination of a fixed rate and a floating rate if that class has both a fixed rate tranche and a floating rate tranche.

(4)

[The Class A-2b notes will accrue interest at a floating rate based on a benchmark plus a spread. The benchmark initially will be [insert applicable floating rate benchmark]. However, the benchmark may change in certain situations. For more information on how interest will be calculated on the Class A-2b notes and the circumstances under which the benchmark may change, see “The Notes—Payments of Interest” in this prospectus. [NOTE: If floating rate notes are offered, the applicable prospectus will disclose the terms of the specific index, which will be an index other than LIBOR, that will be used to determine interest payments for such floating rate tranches.]]

(5)	[If the sum of Benchmark + % is less than 0.00% for any interest accrual period, then the interest rate for the Class A-2b notes for such interest accrual period will be deemed to be 0.00%.]

[The Class A-2a notes and the Class A-2b notes are sometimes referred to as the “Class A-2 notes.” The Class A-2a notes rank pari passu with the Class A-2b notes.]

[The allocation of the principal amount between the Class A-2a notes and Class A-2b notes will be determined no later than the day of pricing and may result in any number of possible allocation scenarios, including a scenario in which the entire principal amount of the Class A-2 notes is allocated to the fixed rate Class A-2a notes and none of the principal amount is allocated to the floating rate Class A-2b notes. Up to [•]% of the aggregate initial principal amount of the Class A-2 notes may be allocated to the Class A-2b notes.]

[The allocation between the Class A-3 notes and the Class A-4 notes will be determined no later than the day of pricing any may result in any number of possible scenarios, although the aggregate principal amount of the Class A-3 notes and the Class A-4 notes will be equal to $[    ].]

[PFS will make the determination regarding the appropriate initial principal amount of the notes based on, among other considerations, market conditions at the time of pricing. See “Risk Factors—The issuing entity has issued multiple classes of notes, and your notes may be more sensitive to losses, be affected by conflicts of interest between classes and have reduced liquidity or voting power because of an unknown [allocation or] retention of notes—The market value, liquidity and voting power of your notes may be adversely impacted by retention of the notes by the depositor or its affiliates [or by the unknown aggregate initial principal amount of the notes] [and the unknown allocation of Class A-2 notes] [and the unknown allocation between the Class A-3 notes and the Class A-4 notes.”]

The interest rate for each class of notes will be a fixed rate [or a combination of a fixed and floating rate if that class has both a fixed rate tranche and a floating rate tranche]. For example, the Class [A-2] notes are divided into fixed and floating rate tranches, and the Class [A-2a] notes are the fixed rate notes and the Class [A-2b] notes are the floating rate notes. We refer in this prospectus to notes that bear interest at a floating rate as “floating rate notes,” and to notes that bear interest at a fixed rate as “fixed rate notes.”

[For a description of how interest will be calculated on the floating rate notes, see “The Notes—Payments of Interest” in this prospectus.]

We refer to the Class A-1 notes, the Class A-2 notes [and] the Class A-3 notes and the Class A-4 notes as the [“Class A notes.” We refer to the Class A notes and the Class B notes, collectively as the] “offered notes” or the “notes”.

The offered notes are issuable in a minimum denomination of $[___] and in integral multiples of $[1,000] in excess thereof, subject to certain exceptions set forth in the indenture. See “The Notes — Delivery of Notes” in this prospectus.

The issuing entity expects to issue the notes on or about [•], which we refer to as the “closing date.”

THE CERTIFICATES

On the closing date, the issuing entity will also issue a subordinated and non-interest bearing “certificate” [in a nominal aggregate principal amount of $[100,000],] which represent the equity interest in the issuing entity and is not offered hereby. The holders of the certificate, or “certificateholders”, will be entitled on each payment date only to amounts remaining after payments on the notes and payments of issuing entity expenses and other required amounts on such payment date. The certificate will initially be held by the depositor or an affiliate of the depositor, but the depositor may transfer all or a portion of the certificates to one of its affiliates [or sell [all or] a portion of the certificate][or sell the portion of the certificate not required to be retained] on or after the closing date. However, the portion of the certificate retained by the depositor or another majority-owned affiliate of PFS to satisfy U.S. credit risk retention rules will not be sold, transferred subjected to any credit mitigation or hedged except as permitted under, or in accordance with, those rules. See “—Credit Risk Retention” below.

INTEREST AND PRINCIPAL

To the extent of funds available, the issuing entity will pay interest and principal on the notes monthly, on the [__] day of each month (or, if that day is not a business day, on the next business day), which we refer to as the “payment date.” The first payment date is [__________][•], 20[•]. On each payment date or redemption date, payments on the notes will be made to holders of record as of the close of business on the business day immediately preceding that payment date or redemption date (except in limited circumstances where definitive notes are issued), which we refer to as the “record date.”

Interest Payments

Interest on the [Class A-1 notes] [and the Class [A-2b] notes] will accrue from and including the prior payment date (or, with respect to the first payment date, from and including the closing date) to but excluding the following payment date and will be due and payable on each payment date.

Interest on the Class A-2[a] notes, the Class A-3 notes[,][and] the Class A-4 notes [and the Class B notes] will accrue from and including the [__] day of the calendar month preceding each payment date (or, with respect to the first payment date, from and including the closing date) to but excluding the [__] day of the month in which such payment date occurs and will be due and payable on each payment date.

Interest accrued as of any payment date but not paid on that payment date will be payable on the next payment date, together with interest on such unpaid amount at the applicable interest rate (to the extent lawful).

The issuing entity will pay interest on the [Class A-1] notes [and the Class [A-2b] notes] on the basis of the actual number of days elapsed during the period for which interest is payable and a 360-day year. This means that the interest due on each payment date for the [Class A-1] notes [and the Class A-2b notes, as applicable] will be the product of: (i) the outstanding principal amount of the related class of notes before giving effect to any payments made on that payment date, (ii) the applicable interest rate and (iii) the actual number of days from and including the previous payment date (or, in the case of the first payment date, from and including the closing date) to but excluding the current payment date, divided by 360.

[If the sum of Benchmark and the applicable spread set forth on the front cover of this prospectus is less than 0.00% for any interest accrual period, then the interest rate for the Class A-2b notes for such interest accrual period will be deemed to be 0.00%. See “The Notes—Payments of Interest” in this prospectus.]

The issuing entity will pay interest on the Class A-2[a] notes, the Class A-3 notes[,][and] the Class A-4 notes [and the Class B notes] on the basis of a 360-day year consisting of twelve 30-day months. This means that the interest due on each payment date for the Class A-2[a] notes, the Class A-3 notes[,][and] the Class A-4 notes [and the Class B notes] will be the product of (i) the outstanding principal amount of the related class of notes before giving effect to any payments made on that payment date, (ii) the applicable interest rate and (iii) 30 [(or, in the case of the first payment date, the number of days from and including the closing date to but excluding the [•] day of the month in which the first payment date occurs (assuming a 30-day calendar month))], divided by 360. Interest payments on all Class A notes will have the same priority. Interest payments on the Class B notes will be subordinated to interest payments and, in specified circumstances, principal payments on the Class A notes.

A failure to pay the interest due on the notes of the Controlling Class (i.e., the senior most class of notes outstanding, with the Class A notes being the most senior and the Class [B] notes being the most junior) on any payment date that continues for a period of five business days or more will result in an event of default.

Principal Payments

[The issuing entity will not pay principal on the notes on any payment date related to the revolving period.]

The issuing entity will generally pay principal sequentially to the earliest maturing class of notes monthly on each payment date [related to the amortization period] in accordance with the payment priorities described below under “—Priority of Payments.”

The issuing entity will make principal payments of the notes on each payment date based on the amount of collections and defaults on the receivables during the related collection period. This prospectus describes how available funds and amounts on deposit in the reserve account are allocated to principal payments of the notes.

On each payment date prior to the acceleration of the notes following an event of default, the issuing entity will distribute funds on deposit in the principal distribution account to pay principal of the notes in the following order of priority:

(1)	first, to the Class A-1 noteholders until the Class A-1 notes are paid in full;

(2)	second, to the Class A-2[a] noteholders [and the Class A-2b noteholders, ratably,] until the Class A-2[a] notes [and the Class A-2b notes are paid in full];

(3)	third, to the Class A-3 noteholders until the Class A-3 notes are paid in full; and

(4)	fourth, to the Class A-4 noteholders until the Class A-4 notes are paid in full[; and]

(5)	[fifth, to the Class B noteholders until the Class B notes are paid in full].

For a description of how principal will be distributed following acceleration of the notes after an event of default, see “—Interest and Principal Payments after an Event of Default” below.

[In addition, the issuing entity may make principal payments on the notes from funds on deposit in the pre-funding account, as described below under “The Transfer Agreements and the Administration Agreement – Acquisition of Subsequent Receivables During Funding Period.”]

All unpaid principal of a class of notes will be due on the final scheduled payment date for that class.

Interest and Principal Payments after an Event of Default

After an event of default under the indenture occurs and the notes are accelerated, the priority of payments of principal will change from the description in “—Interest Payments” above, “—Principal Payments” above and “—Priority of Payments” below.

On each payment date after an event of default under the indenture occurs and the notes are accelerated, after payment of certain amounts to the trustees, the servicer and the asset representations reviewer, interest on the Class A notes will be paid ratably to each class of Class A notes [followed by interest on the Class B notes,] sequentially. Principal payments will then be made first to the Class A-1 noteholders until the Class A-1 notes are paid in full. Next, the noteholders of [each class of] the Class A-2 notes [and] the Class A-3 notes and the Class A-4 notes will receive principal payments, ratably, based on the outstanding principal amount of [the][each remaining class of] Class A-2 notes, the Class A-3 notes and the Class A-4 notes until each such class is paid in full.

Next, the Class B noteholders will receive principal payments until the Class B notes are paid in full. Payments of the foregoing amounts will be made from available funds and other amounts, including all amounts held on deposit in the reserve account.

See “The Indenture—Priority of Payments May Change Upon an Event of Default” in this prospectus.

If an event of default has occurred but the notes have not been accelerated, then interest and principal payments will be made in the priority set forth under “—Priority of Payments” below and “—Principal Payments” above.

Optional Redemption of the Notes

The depositor will have the right at its option to exercise a “clean-up call” and to purchase the receivables and the other issuing entity property (other than the reserve account) from the issuing entity on any payment date if the net pool balance as of the last day of the related collection period is less than or equal to [10]% of the net pool balance as of the cut-off date. We use the term “net pool balance” to mean, as of any date, the aggregate outstanding principal balance of all receivables (other than defaulted receivables) of the issuing entity on such date. If the depositor purchases the receivables and other issuing entity property (other than the reserve account) the purchase price will equal the unpaid principal amount on the notes plus accrued and unpaid interest thereon up to but excluding that payment date (after giving effect to all distributions made on that payment date). For the avoidance of doubt, amounts on deposit in the reserve account may be applied by the depositor toward the purchase price. It is expected that at the time this option becomes available to the depositor, only the Class [__] notes will be outstanding.

Additionally, each of the notes is subject to redemption in whole, but not in part, on any payment date on which the sum of the amounts on deposit in the reserve account and the remaining available funds after the payments under clauses [first] through [sixth] set forth in “—Priority of Payments” below (without regard to any caps set forth therein) would be sufficient to pay in full the aggregate unpaid note balance of all of the outstanding notes as determined by the servicer. On such payment date, (a) the indenture trustee, upon written direction from the depositor, will transfer all amounts on deposit int he reserve account to the collection account and (b) the outstanding notes will be redeemed in whole, but not in part.

Notice of redemption under the indenture must be given by the indenture trustee not later than 5 days prior to the applicable redemption date to each registered holder of notes. All notices of redemption will state: (i) the redemption date; (ii) the redemption price; (iii) that the record date otherwise applicable to that redemption date is not applicable and that payments will be made only upon presentation and surrender of those notes, and the place where those notes are to be surrendered for payment of the redemption price; (iv) that interest on the notes will cease to accrue on the redemption date; and (v) the CUSIP numbers (if applicable) for the notes.

EVENTS OF DEFAULT

The occurrence and continuation of any one of the following events will constitute an “event of default” under the indenture:

•	a default in the payment of any interest on any note [of the Controlling Class] when the same becomes due and payable, and such default continues for a period of five (5) business days or more;

•	a default in the payment of principal of any note on the related final scheduled payment date or the redemption date;

•	any failure by the issuing entity to duly observe or perform in any material respect any of its material covenants or agreements in the indenture (other than a covenant or agreement, a default in the observance or performance of which is elsewhere specifically dealt with), which failure materially and adversely affects the interests of the noteholders, and which continues unremedied for ninety (90) days after receipt by the issuing entity of written notice thereof from the indenture trustee or noteholders evidencing at least a majority of the aggregate outstanding principal amount of the outstanding notes;

•	any representation or warranty of the issuing entity made in the indenture proves to have been incorrect in any material respect when made, which failure materially and adversely affects the interests of the noteholders, and which failure continues unremedied for ninety (90) days after receipt by the issuing entity of written notice thereof from the indenture trustee or noteholders evidencing at least a majority of the aggregate outstanding principal amount of the outstanding notes; or

•	the occurrence of certain events (which, if involuntary, remain unstayed for more than ninety (90) consecutive days) of bankruptcy, insolvency, receivership or liquidation of the issuing entity.

Notwithstanding the foregoing, a delay in or failure of performance referred to under the first four bullet points above for a period of 120 days will not constitute an event of default if that delay or failure was caused by force majeure or other similar occurrence.

The amount of principal required to be paid to noteholders under the indenture, however, generally will be limited to amounts available to make such payments in accordance with the priority of payments. Thus, the failure to pay principal of a class of notes due to a lack of amounts available to make such payments will not result in the occurrence of an event of default until the final scheduled payment date or redemption date for that class of notes.

ISSUING ENTITY PROPERTY

The primary assets of the issuing entity will be a pool of motor vehicle retail installment sale contracts [and/or installment loans] secured by a combination of new and used automobiles and sport utility vehicles. We refer to these contracts and loans as “receivables,” to the pool of those receivables as the “receivables pool” and to the persons who financed their purchases or refinanced existing obligations with these contracts and loans as “obligors.”

[Substantially all] [A majority] of the receivables were underwritten in accordance with the [applicable] originator’s underwriting criteria. The receivables identified on the schedule of receivables delivered by the seller on the closing date [and on any funding date][and on each payment date during the revolving period] will be transferred by the seller to the depositor and then transferred by the depositor to the issuing entity. The issuing entity will grant a security interest in the receivables and the other issuing entity property to the indenture trustee on behalf of the noteholders.

The “issuing entity property” will include the following:

•	the receivables, including collections on the receivables received after [the applicable cut-off date (which, for the receivables sold to the issuing entity on the closing date is] [__________] [•], 20[•], which we refer to as the [initial] “cut-off date” [and for the receivables sold to the issuing entity on a funding date is the date specified in the notice relating to that funding date, which we refer to as the “subsequent cut-off date”)];

•	security interests in the vehicles financed by the receivables, which we refer to as the “financed vehicles”;

•	all receivable files relating to the original motor vehicle retail installment sale contracts [and/or installment loans] evidencing the receivables;

•	any other property securing the receivables;

•	all rights of the originator under agreements with the dealers relating to the receivables;

•	rights to any proceeds under insurance policies that cover the obligors under the receivables or the financed vehicles;

•	amounts on deposit in the accounts owned by the issuing entity and all cash, investment property and other property from time to time credited thereto and all proceeds thereof (including any investment earnings on amounts on deposit therein);

•	rights of the issuing entity under the sale and servicing agreement and the administration agreement and of the depositor, as buyer, under the purchase agreement; and

•	the proceeds of any and all of the above.

[Insert information on the nature of any exceptions made to the underwriting criteria, if any, and provide data regarding the number of such receivables that represent an exception to the underwriting criteria in the receivables pool.]

Receivable Representations and Warranties

The seller will make certain representations and warranties regarding the characteristics of the receivables as of the [applicable] cut-off date. A breach of these representations may, subject to certain conditions, result in the seller being obligated to repurchase the related receivable. See “The Transfer Agreements and the Administration Agreement—Representations and Warranties.” This repurchase obligation will constitute the sole remedy available to the noteholders or the issuing entity for any uncured breach by the seller of those representations and warranties.

If the depositor, the issuing entity, the owner trustee (in its discretion or at the direction of the certificateholder) or the indenture trustee (in its discretion or at the direction of an investor) requests that the seller repurchase any receivable due to a breach of a representation or warranty as described above, and the repurchase request has not been fulfilled or otherwise resolved to the reasonable satisfaction of the requesting party within 180 days of the receipt of notice of the request by the seller, the requesting party will have the right to refer the matter, at its discretion, to either mediation (including nonbinding arbitration) or arbitration. The terms of the mediation or arbitration, as applicable, are described under “The Transfer Agreements and the Administration Agreement—Requests to Repurchase and Dispute Resolution” in this prospectus.

Review of Asset Representations

As more fully described in “The Transfer Agreements and the Administration Agreement —Asset Representations Review” in this prospectus, if the aggregate amount of 60-day delinquent receivables exceeds a specified threshold, then investors holding at least 5% of the aggregate outstanding principal amount of the notes may elect to initiate a vote to determine whether the asset representations reviewer will conduct a review. If investors representing at least a majority of the voting investors vote in favor of directing a review, then the asset representations reviewer will perform a review of specified delinquent receivables for compliance with the representations and warranties made by the seller. See “The Transfer Agreements and the Administration Agreement—Asset Representations Review” in this prospectus.

STATISTICAL INFORMATION

The statistical information in this prospectus is based on the pool of receivables [as of the statistical cut-off date] [in the pool as of [    ]], which we refer to as the “[statistical] cut-off date”.

[As of the close of business on the statistical cut-off date, the receivables in the pool had an aggregate initial principal balance of $[•]. The receivables transferred to the issuing entity on the closing date will be the same receivables included in the pool described in this prospectus as of the statistical cut-off date except for those receivables (i) that no longer satisfy the eligibility criteria specified in the transaction documents or do not otherwise satisfy the selection criterion used by PFS to determine eligibility of a receivable for inclusion in the pool, (ii) for which payment in full has been received or (iii) for which PFS is unable to verify all of the required asset-level information for filing by the issuing entity on Form ABS-EE, in each case as of the cut-off date.] [The characteristics of the subsequent receivables sold to the issuing entity on each funding date may vary somewhat from the characteristics of the receivables as of the initial cut-off date.]

[As of the close of business on the cut-off date, the receivables in the pool had an aggregate initial principal balance of $[•].]

[The characteristics of the receivables transferred to the issuing entity as of the closing date may vary somewhat from the characteristics of the receivables in the pool described in this prospectus as of the statistical cut-off date, although such variance is not expected to be material. The issuing entity has provided asset-level information as of the cut-off date with respect to the receivables pool on Form ABS-EE. See “The Receivables Pool —Asset Level Information” in this prospectus.]

As of the close of business on the [statistical] cut-off date, the receivables in the [statistical] pool described in this prospectus had:

•	an aggregate outstanding principal balance of $[__];

•	a weighted average APR of [__]%;

•	a weighted average original term to maturity of [__] months; and

•	a weighted average remaining term to maturity of [__] months.

For more information about the characteristics of the receivables in the pool [as of the statistical cut-off date], see “The Receivables Pool” in this prospectus. In connection with the offering of the notes, the depositor has performed a review of the receivables in the pool [as of the initial statistical cut-off date] and certain disclosure in this prospectus relating to the receivables, as described under “The Receivables Pool—Review of Pool Assets” in this prospectus.

In addition to the purchase of receivables from the issuing entity in connection with the depositor’s exercise of its “clean-up call” option as described above under “—Interest and Principal—Optional Redemption of the Notes,” receivables may be purchased from the issuing entity by the seller, in connection with the breach of certain representations and warranties concerning the characteristics of the receivables, and by the servicer, in connection with the breach of certain servicing covenants, as described under “The Transfer Agreements and the Administration Agreement—Collection, Extensions and Modifications of Receivables” in this prospectus.

[SUBSEQUENT RECEIVABLES]

[On the closing date, $[                ] of the proceeds from the sale of the notes by the issuing entity will be deposited in an account, which we refer to as the “pre-funding account.” We refer to the amount deposited in the pre-funding account on the closing date as the “pre-funded amount.” During the funding period (defined below), the issuing entity will use the amounts on deposit in the pre-funding account to acquire additional receivables from the depositor, which we refer to as “subsequent receivables,” for an amount equal to [•]% of the aggregate principal balance of the subsequent receivables as of the applicable subsequent cut-off date. The issuing entity may acquire subsequent receivables on any business day during the funding period (but no more than once a week) each of which we refer to as a “funding date.” Subsequent receivables must meet certain eligibility criteria as described in “The Transfer Agreements and the Administration Agreement—Representations and Warranties” in this prospectus. Assuming that substantially all of the pre-funded amount is used for the purchase of subsequent receivables, the aggregate principal balance of the subsequent receivables as of their respective subsequent cut-off dates will equal approximately [•]% of the aggregate principal balance of all receivables as of their respective cut-off dates.

The “funding period” will be the period that begins on the closing date and ends on the earliest to occur of:

•	[•], 20[•];*

•	the date on which the amount in the pre-funding account is $[10,000] or less; or
•	the occurrence of an event of default under the indenture.

On the first payment date following the end of the funding period, the indenture trustee will withdraw any funds remaining on deposit in the pre-funding account (excluding investment earnings) and distribute those funds to noteholders as payment of principal. Such payments will be made either on a sequential or pro rata basis as described under “The Transfer Agreements and the Administration Agreement—Acquisition of Subsequent Receivables During Funding Period.”]

[THE REVOLVING PERIOD]

[The issuing entity will not make payments of principal on the notes on payment dates related to the revolving period.

The “revolving period” consists of the monthly periods from [    ] through [    ], and the related payment dates. We refer to the monthly periods and the related payment dates following the revolving period as the “amortization period.”

If an early amortization event occurs, the revolving period will terminate early, and the amortization period will begin. See “The Transfer Agreements and the Administration Agreement—The Revolving Period” in this prospectus.

On each payment date related to the revolving period, amounts otherwise available to make principal payments on the notes will be applied to purchase additional receivables from the depositor. See “The Receivables Pool—Criteria Applicable to the Selection of Additional Receivables During the Revolving Period” in this prospectus.

The amount of additional receivables and percentage of asset pool will be determined by the amount of cash available from payments and prepayments on existing assets. There are no stated limits on the amount of additional receivables allowed to be

*	NOTE: The funding period will not extend for more than one year from the date of the issuance of the securities in accordance with Item 1101(c)(3)(ii) of Regulation AB.

purchased during the revolving period in terms of either dollars or percentage of the initial asset pool. See “The Transfer Agreements and the Administration Agreement—The Revolving Period” in this prospectus.

To the extent that amounts allocated for the purchase of additional receivables are not so used on any payment date related to the revolving period, they will be deposited into the accumulation account and applied on subsequent payment dates related to the revolving period to purchase additional receivables from the depositor.]

PRIORITY OF PAYMENTS

[Revolving Period

During the revolving period, the issuing entity will distribute available funds in the following order of priority:

•	first, to the servicer (or any predecessor servicer, if applicable), for reimbursement of all outstanding advances, if any;

•	second, to the servicer, the servicing fee, any investment earnings (net of investment losses and expenses) and all unpaid servicing fees with respect to prior collection periods;

•	third, to the indenture trustee and the owner trustee, any accrued and unpaid fees, reasonable expenses and indemnification amounts (including any such fees, expenses and indemnification amounts with respect to prior periods) and, to the asset representations reviewer, any accrued and unpaid fees (including unpaid fees with respect to prior periods), reasonable expenses and indemnification amounts to the extent not previously paid by the sponsor; provided, however, that fees, expenses and indemnification amounts payable to the indenture trustee, the owner trustee and the asset representations reviewer pursuant to this clause third will be limited to $[•] per annum in the aggregate;

•	fourth, to the [Class A] noteholders, the accrued [Class A] note interest (as further described under “The Transfer Agreements and the Administration Agreement—Priority of Payments”); provided, that if there are not sufficient funds available to pay the entire amount of accrued interest on the [Class A] notes, the amounts available will be applied to the payment of such interest on a pro rata basis based on the amount of interest owing;

•	[fifth, to the [Class B] noteholders, the accrued [Class B] note interest (as further described under “The Transfer Agreements and the Administration Agreement—Priority of Payments”);]

•	[sixth] reinvestments in additional receivables and deposits into the accumulation account, as applicable, in the amount by which the aggregate principal amount of the notes exceeds the aggregate receivables principal balance,

•	[seventh], to the reserve account, an amount required to cause the amount of cash on deposit in the reserve account to equal the Specified Reserve Account Balance;

•	[eighth] reinvestments in additional receivables and deposits into the accumulation account, as applicable, in the amount by which the aggregate principal amount of the notes plus the overcollateralization amount exceeds the aggregate receivables principal balance, as increased above, plus the amounts deposited in the accumulation account above; and

•	[ninth], [to the certificateholders, pro rata, based on the Percentage Interest of each certificateholder or, to the extent definitive certificates have been issued, to the certificate distribution account for distribution to the certificateholders, any funds remaining][to or at the written direction of the certificateholders].

Amortization Period]

[During the amortization period,] Prior to the acceleration of the notes following an event of default, on each payment date, the indenture trustee will make the following payments and deposits from available funds in the collection account (including funds, if any, deposited into the collection account from the reserve account to the extent described in “The Transfer Agreements and the Administration Agreement—Reserve Account” in this prospectus) in the following amounts and order of priority:

•	first, to the servicer (or any predecessor servicer, if applicable), for reimbursement of all outstanding advances, if any;

•	second, to the servicer, the servicing fee, any investment earnings (net of investment losses and expenses) and all unpaid servicing fees with respect to prior collection periods;

•	third, to the indenture trustee and the owner trustee, any accrued and unpaid fees, reasonable expenses and indemnification amounts (including any such fees, expenses and indemnification amounts with respect to prior periods) and, to the asset representations reviewer, any accrued and unpaid fees (including unpaid fees with respect to prior periods), reasonable expenses and indemnification amounts to the extent not previously paid by the sponsor; provided, however, that fees, expenses and indemnification amounts payable to the indenture trustee, the owner trustee and the asset representations reviewer pursuant to this clause third will be limited to $[•] per annum in the aggregate;

•	fourth, to the [Class A] noteholders, the accrued [Class A] note interest (as further described under “The Transfer Agreements and the Administration Agreement—Priority of Payments”); provided, that if there are not sufficient funds available to pay the entire amount of accrued interest on the [Class A] notes, the amounts available will be applied to the payment of such interest on a pro rata basis based on the amount of interest owing;

•	fifth, to the principal distribution account, [the First Allocation of Principal][the principal distribution amount], if any;

[•	sixth, to the [Class B] noteholders, the accrued [Class B] note interest (as further described under “The Transfer Agreements and the Administration Agreement—Priority of Payments”);]

[•	seventh, to the principal distribution account, [the Second Allocation of Principal, if any;]

•	[eighth], to the reserve account, any additional amount required to increase the amount of cash on deposit in the reserve account up to the specified reserve account balance;

•	[ninth, to the noteholders, the Regular Allocation of Principal, if any; and]

•	[tenth], [to the certificateholders, pro rata, based on the Percentage Interest of each certificateholder or, to the extent definitive certificates have been issued, to the certificate distribution account for distribution to the certificateholders, any funds remaining][to or at the written direction of the certificateholders].

The [First Allocation of Principal, Second Allocation of Principal and Regular Allocation of Principal][principal distribution amount] will be paid to the holders of the notes as described under “The Notes—Payments of Principal” in this prospectus.

Amounts deposited in the principal distribution account will be paid to the noteholders of the notes as described under “The Notes—Payments of Principal.”

For a description of the priority of payments following an event of default and an acceleration of the notes, see “The Indenture—Priority of Payments May Change Upon an Event of Default.”

CREDIT ENHANCEMENT

The credit enhancement provides protection for the notes against losses and delays in payment on the receivables or other shortfalls of cash flow. The credit enhancement for the notes will be [the reserve account,] [overcollateralization (in addition to the yield supplement overcollateralization amount) and the yield supplement overcollateralization amount] [and, the excess interest on the receivables and, in the case of the Class A notes, subordination of certain payments as described below. If the credit enhancement is not sufficient to cover all amounts payable on the notes, notes having a later final scheduled payment date generally will bear a greater risk of loss than notes having an earlier final scheduled payment date. See also “Risk Factors—The issuing entity has issued multiple classes of notes, and your notes may be more sensitive to losses, be affected by conflicts of interest between classes and have reduced liquidity or voting power because of an unknown [allocation or] retention of notes—Subordination of certain classes of notes means that those classes are more sensitive to losses on the receivables and your share of losses may not be proportional” and “The Transfer Agreements and the Administration Agreement—Overcollateralization” [and “—Excess Interest”] in this prospectus.

The credit enhancement for the notes will be as follows:

Class A notes:	Subordination of payments on the Class B notes, overcollateralization, the reserve account [and excess interest on the receivables].

[Class B notes:	Overcollateralization, the reserve account [and excess interest on the receivables].]

Subordination of Payments on the Class B Notes

As long as the Class A notes remain outstanding, payments of interest on any payment date on the Class B notes will be subordinated to payments of interest on the Class A notes and certain other payments on that payment date (including principal payments of the Class A notes in specified circumstances), and payments of principal of the Class B notes will be subordinated to all payments of principal of and interest on the Class A notes and certain other payments on that payment date. If the notes have been accelerated after an event of default under the indenture, the priority of these payments will change. For a description of these changes in priority, see “—Interest and Principal—Payment of Principal and Interest after an Event of Default” above and “The Indenture—Priority of Payments May Change Upon an Event of Default.”

Reserve Account

On the closing date, the depositor will deposit from the proceeds of the sale of the notes an amount equal to at least [__]% of the [adjusted] pool balance as of the cut-off date. [We use the term “adjusted pool balance” to mean, (i) as of the closing date or the cut-off date, the net pool balance as of the cut-off date minus the yield supplement overcollateralization amount (as described below) for the closing date and (ii) for any payment date, the net pool balance at the end of the related collection period, minus the yield supplement overcollateralization amount (as described below) for that payment date.] Collections on the receivables and other available funds, to the extent available after payments and deposits of higher priority are made, will be added to the reserve account on each payment date until the amount on deposit in the reserve account is equal to the specified reserve account balance (as described below).

On each payment date, after giving effect to any withdrawals from the reserve account, if the amount of cash on deposit in the reserve account is less than the specified reserve account balance (as described below), the deficiency will be funded by the deposit of available funds in accordance with the priority of payments described above until the amount on deposit in the reserve account equals the specified reserve account balance. The “specified reserve account balance” will be, on any payment date, at least [__]% of the [adjusted] pool balance as of the cut-off date.

On each payment date, the indenture trustee will withdraw funds from the reserve account to cover any shortfalls in the amounts required to be paid on that payment date with respect to clauses first through [sixth] under “—Priority of Payments” above.

Overcollateralization

Overcollateralization represents the amount by which the [adjusted] pool balance [(plus, during the funding period, the amount on deposit in the pre-funding account)] exceeds the aggregate outstanding principal amount of the notes. Overcollateralization means that there will be additional assets [(in addition to the yield supplement overcollateralization amount described below)] generating collections that will be available to cover credit losses on the receivables that are not otherwise covered by excess collections on or in respect of the receivables, if any. The initial amount of overcollateralization [on the closing date] will be approximately [•]% of the [adjusted] pool balance as of the [initial] cut-off date [and is expected to build to an overcollateralization amount on each payment date equal to [the greater of][the sum of] (a)[(i) for each payment date on or prior to the payment date on which the Class [•] notes are paid in full,] [•]% of the pool balance as of the last day of the related collection period [and (ii) for each payment date after the payment date on which the Class [•] notes are paid in full, [•]% of the pool balance as of the last day of the related collection period] and (b)[•]% of the [sum of (x) the] pool balance as of the [initial cut-off date plus (y) the aggregate principal balance of all subsequent receivables as of the applicable subsequent] cut-off date]] (the “overcollateralization amount”). See “The Transfer Agreements and the Administration Agreement—Overcollateralization” in this prospectus.

[Yield Supplement Overcollateralization Amount]

[The yield supplement overcollateralization amount for any payment date is equal to the sum of the amount for each receivable equal to the excess, if any, of (x) the scheduled payments due on the receivable for each future collection period discounted to present value as of the end of the preceding collection period at the APR of that receivable over (y) the scheduled payments due on the receivable for each future collection period discounted to present value as of the end of the preceding collection period at a discount rate equal to the greater of the APR of that receivable and [___]%.

As of the closing date, the yield supplement overcollateralization amount will be approximately [___]% of the [adjusted] pool balance as of the cut-off date. The yield supplement overcollateralization amount will decline on each payment date. The yield supplement overcollateralization amount is intended to compensate for low APRs on some of the receivables and is in addition to the overcollateralization referred to above.

See “The Transfer Agreements and the Administration Agreement—Yield Supplement Overcollateralization Amount” in this prospectus for more detailed information about the yield supplement overcollateralization amount.]

[Excess Interest]

[Because more interest is expected to be paid by the obligors in respect of the receivables than is necessary to pay the servicing fee, trustee fees, expenses and indemnity amounts, asset representations reviewer fees, expenses and indemnity amounts (to the extent not otherwise paid by [the sponsor]), amounts required to be deposited in the reserve account, if any, and interest on the notes each month, there is expected to be “excess interest.” Any excess interest will be applied on each payment date as an additional source of available funds for distribution in accordance with “Priority of Payments” above.

[Insert financial information for any credit enhancement provider liable or contingently liable to provide payments representing 10% or more of the cash flow supporting the notes in accordance with Item 1114(b) of Regulation AB.]

TAX STATUS

On the closing date, Mayer Brown LLP, special federal tax counsel to the depositor, will deliver its opinion, subject to the assumptions and qualifications therein, to the effect that, for United States federal income tax purposes, the issuing entity will not be classified as an association or a publicly traded partnership taxable as a corporation, and the offered notes (other than notes, if any, owned by: (i) the issuing entity or a person considered to be the same person as the issuing entity for United States federal income tax purposes, (ii) a member of an expanded group (as defined in Treasury Regulation Section 1.385-1(c)(4) or any successor regulation then in effect) that includes the issuing entity (or a person considered to be the same person as the issuing entity for United States federal income tax purposes), (iii) a “controlled partnership” (as defined in Treasury Regulation Section 1.385-1(c)(1) or any successor regulation then in effect) of such expanded group or (iv) a disregarded entity owned directly or indirectly by a person described in preceding clause (ii) or (iii)) will be treated as debt for United States federal income tax purposes.

Each holder of a note, by acceptance of a note, will agree to treat the note as indebtedness for United States federal, state and local income and franchise tax purposes.

We encourage you to consult your own tax advisor regarding the United States federal income tax consequences of the purchase, ownership and disposition of the notes and the tax consequences arising under the laws of any state or other taxing jurisdiction.

See “Material Federal Income Tax Consequences” in this prospectus.

CERTAIN CONSIDERATIONS FOR ERISA AND OTHER U.S. BENEFIT PLANS

Subject to the considerations described in “Certain Considerations for ERISA and Other U.S. Benefit Plans” in this prospectus, the offered notes may be purchased by employee benefit plans and other retirement accounts. An employee benefit plan, any other retirement plan and any entity deemed to hold “plan assets” of any employee benefit plan or other plan should consult with its counsel before purchasing the offered notes.

See “Certain Considerations for ERISA and Other U.S. Benefit Plans” in this prospectus.

[MONEY MARKET INVESTMENT

The Class A-1 notes will be structured to be “eligible securities” for purchase by money market funds as defined in paragraph (a)(12) of Rule 2a-7 under the Investment Company Act of 1940, as amended (the “Investment Company Act”). Rule 2a-7 includes additional criteria for investments by money market funds, including requirements and clarifications relating to portfolio credit risk analysis, maturity, liquidity and risk diversification. If you are a money market fund contemplating a purchase of Class  A-1 notes, you or your advisor should consider these requirements before making a purchase.]

CREDIT RISK RETENTION

Pursuant to the SEC’s credit risk retention rules, 17 C.F.R. Part 246 (“Regulation RR”), PFS, as the sponsor, is required to retain an economic interest in the credit risk of the receivables, either directly or through a majority-owned affiliate. PFS intends to satisfy this obligation through the retention by one or more of its majority-owned affiliates of [a combination of] an [“eligible vertical interest”] [and] [an “eligible horizontal residual interest ”] [and] [a “risk retention reserve account”] in an [aggregate] amount equal to at least 5% of [the fair value, as of the closing date, of] all of the notes and certificates to be issued by the issuing entity.

[Insert description of any retained notes.]

[Insert disclosure required by Items 1104(g), 1108(e) or 1110(a)(3) of any hedges materially related to the credit risk of the securities.]

[Retained vertical interest: The eligible vertical interest retained by the depositor will take the form of [at least [•]% of each class of notes and certificates issued by the issuing entity][a single vertical security], though the depositor may retain more than [•]%, of one or more classes of notes or certificates. As of the closing date, PFS expects that the certificates will have a face amount of $[______], which is equal to approximately [___]% of the initial pool balance. The material terms of the notes are described in this prospectus under “The Notes,” and the material terms of the certificates are described in this prospectus under “The Certificates.”]

[Retained horizontal interest: The retained eligible horizontal residual interest will take the form of the issuing entity’s certificates. PFS expects the issuing entity’s certificates and the notes to have a fair value of between $[•] and $[•] and the issuing entity’s certificates to have a fair value of between $[•] and $[•], which is between [•]% and [•]% of the fair value, as of the closing date, of all of the notes and certificates to be issued by the issuing entity. [The certificate represents 100% of the beneficial interest in the issuing entity.] PFS will recalculate the fair value of the notes and the issuing entity’s certificates following the closing date to reflect the issuance of the notes and any material changes in the methodology or inputs and assumptions described below under “The Sponsor—Credit Risk Retention.” For a description of the valuation methodology used to calculate the [range of] fair values of the notes and certificates and of the eligible horizontal residual interest set forth in the second preceding sentence, see “The Sponsor—Credit Risk Retention” in this prospectus. The material terms of the notes are described in this prospectus under “The Notes,” and the material terms of the certificates are described in this prospectus under “The Sponsor—Credit Risk Retention.”]

[Either of PFS or the depositor may transfer all or a portion of [the “eligible vertical interest” to PFS or] [and] [the eligible horizontal residual interest] to another majority-owned affiliate of PFS [on or] after the closing date.]

[Risk Retention Reserve Account: On or prior to the closing date, the issuing entity will establish a risk retention reserve account for the benefit of the noteholders. The risk retention reserve account will be funded on the closing date by the retention of a portion of the purchase price for the notes in an amount equal to $[____]. To the extent that funds from principal and interest collections on the receivables are not sufficient to pay the amounts that are prior to the deposits into the reserve account as described under “The Transfer Agreements and the Administration Agreement—Priority of Payments” in this prospectus, the amount previously deposited in the risk retention reserve account will provide an additional source of funds for those payments; provided, however, that available funds from the risk retention reserve account may not be used to pay the servicing fee so long as PFS or an affiliate is the servicer or to reimburse for advances.]

See “The Sponsor—Credit Risk Retention” in this prospectus.

[EU SECURITIZATION REGULATION AND UK SECURITIZATION REGULATION

None of PFS, the depositor, the servicer, the sponsor, the underwriters or any other party to the transactions described in this prospectus, or any of their respective affiliates, will undertake, or intends, to retain a material net economic interest in the securitization constituted by the issuance of the notes in a manner that would satisfy the requirements of (i) Regulation (EU) 2017/2402 (as amended, the “EU Securitization Regulation”) or (ii) the EU Securitization Regulation (applicable as of December 31, 2020) as retained as part of the domestic law of the United Kingdom (the “UK”) by operation of the European Union (Withdrawal) Act 2018, and as amended by the Securitisation (Amendment) (EU Exit) Regulations 2019 (and as further amended, the “UK Securitization Regulation”). Furthermore, no such person will undertake, or intends, to take any other action or refrain from taking any action to facilitate or enable compliance by any investor with the requirements of the EU Securitization Regulation or the UK Securitization Regulation, or by any person with the requirements of any other law or regulation now or hereafter in effect in the European Union (the “EU”), any member state of the European Economic Area (the “EEA”) or the UK, in relation to risk retention, due diligence and monitoring, transparency, credit granting standards or any other conditions with respect to investments in securitization transactions.

The arrangements described under “The Sponsor—Credit Risk Retention” have not been structured with the objective of enabling or facilitating compliance with the requirements of the EU Securitization Regulation or the UK Securitization Regulation by any person.

Failure by an investor that is subject to the due diligence requirements of the EU Securitization Regulation or the UK Securitization Regulation to comply with such requirements, in each case with respect to an investment in the notes described in this prospectus, may result in the imposition of a penalty regulatory capital charge on such investment or other regulatory sanctions and/or remedial measures being taken or imposed by such investor’s competent authority.

Consequently, the notes may not be a suitable investment for investors that are subject to the EU Securitization Regulation or the UK Securitization Regulation. As a result, the price and liquidity of the notes in the secondary market may be adversely affected.

Prospective investors are responsible for analyzing their own legal and regulatory position and are encouraged to consult with their own investment and legal advisors regarding application of and compliance with the EU Securitization Regulation, the UK Securitization Regulation or other applicable regulations and the suitability of the notes for investment.

For further information, see “Legal Investment—Requirements for Certain European Regulated Investors, UK Regulated Investors and Affiliates”.]

[Insert disclosure required by Items 1104(g), 1108(e) or 1110(a)(3) of any hedges materially related to the credit risk of the securities.]

CERTAIN VOLCKER RULE CONSIDERATIONS

The issuing entity will rely on an exclusion or exemption from the definition of “investment company” under the Investment Company Act contained in [Section [•] of] [Rule

[•] under] the Investment Company Act, although there may be additional exclusions or exemptions available to the issuing entity. The issuing entity is being structured so as not to constitute a “covered fund” as defined in the final regulations issued December 10, 2013, implementing the “Volcker Rule” (Section 619 of the Dodd-Frank Wall Street Reform and Consumer Protection Act).

RATINGS

The depositor expects that the offered notes will receive credit ratings from two credit rating agencies hired by the sponsor to rate the offered notes (the “Hired Agencies”).

Although the Hired Agencies are not contractually obligated to monitor the ratings on the notes, we believe that the Hired Agencies will continue to monitor the transaction while the notes are outstanding. The Hired Agencies’ ratings on the notes may be lowered, qualified or withdrawn at any time. In addition, a rating agency not hired by the sponsor to rate the transaction or a particular class of notes may provide an unsolicited rating that differs from (or is lower than) the ratings provided by the Hired Agencies. A rating is based on each rating agency’s independent evaluation of the receivables and the availability of any credit enhancement for the notes. A rating, or a change or withdrawal of a rating, by one rating agency will not necessarily correspond to a rating, or a change or a withdrawal of a rating, from any other rating agency. See “Risk Factors—Certain features of the notes and financial market disruptions may adversely affect the return on your notes or the market value and liquidity of your notes—The ratings of the notes may be withdrawn or lowered, the notes may receive an unsolicited rating or the rating agencies may be perceived as having a conflict of interest, which may have an adverse effect on the liquidity or the market price of the notes” in this prospectus.

REGISTRATION UNDER THE SECURITIES ACT

The depositor has filed a registration statement relating to the notes with the SEC on Form SF-3. The depositor has met the registrant requirements contained in General Instruction I.A.1 to Form SF-3.

[SUMMARY OF RISK FACTORS]*

The notes are subject to certain risks that you should consider before making a decision to purchase any notes. This summary is included to provide an overview of the potential risks. It does not contain all of the information regarding the risks that you should consider in making your decision to purchase any notes. To understand these risks fully, you should read “Risk Factors” beginning on page [•].

Risks Relating to the Characteristics, Servicing and Performance of the Receivables Pool Could Result in Delays in Payment or Losses on your Notes.

•	You may suffer losses due to receivables with low contract rates or excessive prepayments.

•	The geographic concentration of the obligors in the receivables pool and varying economic circumstances may increase the risk of losses or reduce the return on your notes.

•	The impact of climate-change related events, including efforts to reduce or mitigate the effects of climate change, may increase the risk of losses or reduce the return on your notes.

•	The rate of depreciation of certain financed vehicles could exceed the amortization of the outstanding principal balance of the related receivables, which may result in losses on your notes.

•	Vehicle recalls and other quality issues may have an adverse effect on the receivables and the payments and timing of returns on your notes.

•	The concentration of financed vehicles to particular models could negatively affect your notes.

•	Prepayments on contracts may affect the average life of the notes.

•	Used vehicles included in the receivables pool may incur higher losses than new vehicles, and market factors may reduce the value of used vehicles, which could result in losses on your notes.

•	The servicer’s discretion over the servicing of the receivables may impact the amount and timing of funds available to make payments on the notes.

•	Credit scores and historical loss experience may not accurately predict the likelihood of delinquencies, defaults and losses on the receivables.

•

This prospectus provides information regarding the receivables in the receivables pool as of the statistical cut-off date, which may differ from the characteristics of the receivables in the receivables pool as of the cut-off date.

•	Because the notes are in book-entry form, your rights can only be exercised indirectly.

•	The notes may not be a suitable investment for you.

•

The ratings of the notes may be withdrawn or lowered, the notes may receive an unsolicited rating or the rating agencies may be perceived as having a conflict of interest, which may have an adverse effect on the liquidity or the market price of the notes.

•	Returns on your investments may be reduced by prepayments on the receivables, events of default, optional redemption of the notes or repurchases of receivables from the issuing entity.

•	[You may experience reduced returns on your notes resulting from distribution of amounts in the pre-funding account.]

•	[Lack of availability of additional receivables during the revolving period could shorten the average life of your notes.]

Risks Relating to the Limited Nature of the Issuing Entity’s Assets.

•	You must rely for repayment only upon the issuing entity’s assets which may not be sufficient to make full payments on your notes.

•	You may experience a loss if defaults on the receivables and related losses exceed the available credit enhancement or cash flow enhancement.

•	You may experience a loss or a delay in receiving payments on the notes if the assets of the issuing entity are liquidated.

•	Repurchase obligations are limited, and do not protect the issuing entity from all risks that could impact the performance of the receivables.

•	Your notes may not be repaid on their final scheduled payment date, and failure to pay principal on your notes will not constitute an event of default until the final scheduled payment date.

•

Interests of other persons in the receivables and financed vehicles could be superior to the interests of the issuing entity, which may result in losses on the receivables and reduced payments on your notes.

*	Summary of Risk Factors to be included if the Risk Factors exceed 15 pages.

Risks Relating to PFS or its affiliates and Other Transaction Parties.

•	Adverse legal or regulatory developments with respect to PFS or its affiliates could have an adverse effect on your notes.

•

Adverse events with respect to PFS, its affiliates or third party providers to whom PFS outsources its activities could affect the timing of payments on your notes or adversely affect the market value or liquidity of your notes.

•	A security breach or a cyber-attack affecting PFS could adversely affect PFS’ business, results of operations and financial condition, which could have an adverse effect on your notes.

•

PFS’ data practices, including the collection, use, sharing, and security of personal and financial information of PFS’ customers, employees, and third-party individuals, are subject to increasingly complex, restrictive, and punitive laws and regulations.

•	Commingling of assets by the servicer could reduce or delay payments on the notes.

•	You may experience delays or reduction in payments on your notes following a servicer replacement event and replacement of the servicer.

Risks Relating to Macroeconomic, Regulatory or Other External Factors.

•	Recent and future economic developments may adversely affect the performance of the receivables and may result in reduced or delayed payments on your notes.

•	Failure to comply with consumer protection laws may result in losses on your investment.

•

Federal or state bankruptcy or debtor relief laws as they affect obligors may impede collection efforts or alter timing and amount of collections, which may result in acceleration of or reduction in payment on your notes.

•

Federal or state regulatory reform could have a significant impact on the servicer, the sponsor, the depositor or the issuing entity and could adversely affect the timing and amount of payments on your notes.

•	The application of the Servicemembers Civil Relief Act and similar state laws may lead to delays in payment or losses on your notes.

•	Bankruptcy of PFS, the seller or the depositor could result in delays in payments or losses on your notes.

•	Bankruptcy of the issuing entity could result in delays in payments or losses on your notes.

•	Financial market disruptions, including as a result of global events, and the absence of a secondary market for the notes could limit your ability to resell your notes.

Risks Relating to the Issuance of Multiple Class of Notes[, an Unknown Allocation of Notes] or Retention of Notes.

•	Subordination of certain classes of notes means that those classes are more sensitive to losses on the receivables and your share of losses may not be proportional.

•	[There may be a conflict of interest among classes of notes.]

•

[The failure to pay interest on the subordinated classes of notes is not an event of default, and the failure to make principal payments on any notes will generally not result in an event of default until the applicable final scheduled payment date.]

•

The market value, liquidity and voting power of your notes may be adversely impacted by retention of the notes by the depositor or its affiliates [or by the unknown aggregate initial principal amount of the notes] [and the unknown allocation of Class A-2 notes] [and the unknown allocation between the Class A-3 notes and the Class A-4 notes.]

[Risks Relating to the Issuance of a Floating Rate Class of Notes and the Uncertainty Regarding [insert applicable floating rate benchmark].

•	[The issuing entity may issue floating rate notes, but the issuing entity will not enter into any interest rate swaps and you may suffer losses on your notes if interest rates rise.]

•	[Negative benchmark rates would reduce the rate of interest on the Class [A-2b] notes.]

•

[[Insert applicable benchmark rate] is a relatively new reference rate that may be more volatile than other benchmark or market rates [and its composition and characteristics are not the same as LIBOR].]

Risks Relating to Certain Tax Aspects relating to the Issuing Entity and the Notes.

•	There is a risk of a taxable deemed exchange of notes if the transaction documents are amended.

•	One or more classes of notes may be issued with original issue discount for federal tax purposes.

•	A Non-U.S. person’s investment in the notes could be treated as being engaged in a U.S. trade or business on account of their own activities.

RISK FACTORS

An investment in the notes involves significant risks. Before you decide to invest, we recommend that you carefully consider the following risk factors.

THE CHARACTERISTICS, SERVICING AND PERFORMANCE OF THE RECEIVABLES POOL COULD RESULT IN DELAYS IN PAYMENT OR LOSSES ON YOUR NOTES.

[You may suffer losses due to receivables with low contract rates or excessive prepayments.

The receivables pool includes receivables that have contract rates that are lower than the interest rates on your notes. Interest paid on the higher contract rate receivables compensates for the lower contract rate receivables to the extent such interest is paid by the issuing entity as principal on your notes and additional overcollateralization is created. Excessive prepayments on the higher contract rate receivables may adversely impact your notes by reducing the amount of funds available to make payments on the notes.]

The geographic concentration of the obligors in the receivables pool and varying economic circumstances may increase the risk of losses or reduce the return on your notes.

The concentration of the receivables in specific geographic areas may increase the risk of loss. A deterioration in economic conditions regardless of reason, a natural or manmade disaster, extreme weather conditions (including an increase in the frequency of extreme weather conditions as a result of climate change), public health concerns (including pandemics) or civil unrest in the states where obligors reside could adversely affect the ability and willingness of obligors to meet their payment obligations under the receivables and may consequently adversely affect the delinquency, default, loss and repossession experience of the issuing entity with respect to the receivables of the obligors in such states. See “—Recent and future economic developments may adversely affect the performance of the receivables and may result in reduced or delayed payments on your notes.” As a result, you may experience payment delays and losses on your notes. An improvement in economic conditions could result in prepayments by the obligors of their payment obligations under the receivables. As a result, you may receive principal payments of your notes earlier than anticipated. No prediction can be made and no assurance can be given as to the effect of an economic downturn or economic growth on the rate of delinquencies, prepayments and/or losses on the receivables. See “—Returns on your investments may be reduced by prepayments on the receivables, events of default, optional redemption of the notes or repurchases of receivables from the issuing entity.”

As of the [statistical] cut-off date, [based on the address of the dealer originating the contract], approximately [•]%, [•]%, [•]% and [•]% of the principal balance of the receivables [in the statistical pool] were located in [__], [__], [__] and [__], respectively. No other state accounts for more than [5.00]% of the principal balance of the receivables [in the statistical pool] as of the [statistical] cut-off date. Because of the concentration of the obligors in certain states, any adverse economic factors, natural or manmade disasters, extreme weather conditions (including an increase in the frequency of extreme weather conditions as a result of climate change), public health concerns (including pandemics) or civil unrest in those states may have a greater effect on the performance of the receivables than if the concentration did not exist, which may result in a greater risk of loss on your notes. In particular, there have been predictions that climate change may lead to an increase in the frequency of natural disasters and extreme weather conditions, with certain states bearing a greater risk of the adverse effects of climate change, which could increase the risks related to geographic concentration in the pool.

The impact of climate-change related events, including efforts to reduce or mitigate the effects of climate change, may increase the risk of losses or reduce the return on your notes.

The effects of climate change such as natural disasters or extreme weather conditions (including any predicted increase in the frequency and range of natural disasters and extreme weather conditions as a result of climate change) in the locations where obligors work or reside could adversely affect the ability and willingness of obligors to meet their payment obligations under the receivables and may consequently adversely affect the delinquency, default, loss and repossession experience of the issuing entity with respect to the receivables in such states. See “—The geographic concentration of the obligors in the receivables pool and varying economic circumstances may increase the risk of losses or reduce the return on your notes.” Further, the pricing of used vehicles is affected by, among other factors, consumer preferences, which may be impacted by consumer perceptions of climate change and consumer efforts to mitigate or reduce climate change-related events by purchasing vehicles that are viewed as more fuel efficient (including vehicles powered primarily or solely through electricity) or legislation relating to emissions and fuel efficiency. An increase in the supply or a decrease in the demand for used vehicles may impact the resale value of the financed vehicles securing the receivables. See “—Used vehicles included in the receivables pool may incur higher losses than new vehicles, and market factors may reduce the value of used vehicles, which could result in losses on your notes.”

Further, the implementation of new or revised laws or regulations designed to address or mitigate the potential impacts of climate change (including laws which may adversely impact the auto industry in particular as a result of efforts to mitigate the factors contributing to climate change) could have a significant impact on the servicer, the sponsor, the depositor and the issuing entity (including as a result of an adverse impact generally on the auto finance and resale markets) and could adversely affect the timing and amount of payments on your notes. See “—Adverse events affecting the servicer or other transaction parties could result in losses on your notes or reduce the market value or liquidity of your notes—Adverse legal or regulatory developments with respect to PFS or its affiliates could have an adverse effect on your notes.”

Consequently, the impact of climate-change related events, including efforts to reduce or mitigate the effects of climate change, may increase the risk of losses or reduce the return on your notes.

The rate of depreciation of certain financed vehicles could exceed the amortization of the outstanding principal balance of the related receivables, which may result in losses on your notes.

There can be no assurance at any time that the value of any financed vehicle will be greater than the outstanding principal balance of the related receivable. Further, the rate of depreciation of a financed vehicle could exceed the amortization of the outstanding principal balance of the related receivable. For example, new vehicles normally experience an immediate decline in value after purchase because they are no longer considered to be new. In addition, if an obligor receives a deferral of all or part of a payment, it would slow the amortization of the outstanding principal balance of the related receivable and could cause the outstanding principal balance of the receivable to exceed the value of the financed vehicle. As a result, it is likely that the principal balance of a receivable will exceed the value of the related financed vehicle during the early years of a receivable’s term. If an obligor has not made significant payments on their contract and thus lacks any significant equity in their vehicle, such obligor may be more likely to default in their payment obligations and surrender their vehicle if their personal financial conditions change. A default during the earlier years of a receivable’s term is more likely to result in losses because the proceeds of repossession of the related financed vehicle are less likely to pay the full amount of interest and principal owed on that receivable. Further, the frequency and amount of losses may be greater for receivables with longer terms, because these receivables tend to have a somewhat greater frequency of delinquencies and defaults and because the slower rate of amortization of the principal balance of a longer term receivable may result in a longer period during which the value of the related financed vehicle is less than the remaining principal balance of the receivable. Although the frequency of delinquencies and defaults tends to be greater for receivables secured by used vehicles, loss severity tends to be greater with respect to receivables secured by new vehicles because of the higher rate of depreciation described above particularly when there is also a decline in used vehicle prices. Furthermore, specific models and vehicle types may experience a higher rate of depreciation and a greater than anticipated decline in used vehicle prices under certain market conditions including, but not limited to, the discontinuation of a brand by a manufacturer, the termination of dealer franchises by a manufacturer or a vehicle recall.

The pricing of used vehicles is affected by the supply and demand for those vehicles, which, in turn, is affected by consumer preferences (including preferences that may change quickly based on factors such as fuel costs, legislation relating to emissions and fuel efficiency, an actual or perceived increase in extreme weather or consumer perceptions of climate change and consumer efforts to mitigate or reduce climate change-related events by purchasing vehicles that are viewed as more fuel efficient (including vehicles powered primarily or solely through electricity)), economic factors, the introduction and pricing of new vehicle models and other factors, including the impact of vehicle recalls, certain vehicle quality issues or the discontinuation of vehicle models or brands. Significant increases in the inventory of used motor vehicles subject to a recall may also depress the prices at which repossessed motor vehicles may be sold or delay the timing of those sales. Decisions by a manufacturer with respect to new vehicle production, pricing and incentives may affect used vehicle prices, particularly those for the same or similar models. If programs are implemented by the United States government to stimulate the sale of new vehicles, this may have the effect of further reducing the values of used vehicles, resulting in increased losses that may result in losses on your notes. Further, the insolvency of a manufacturer or ratings downgrade of a manufacturer may negatively affect used vehicle prices for vehicles manufactured by that company. An increase in the supply or a decrease in the demand for used vehicles may impact the resale value of the financed vehicles securing the receivables. Decreases in the value of those vehicles may, in turn, reduce the incentive of obligors to make payments on the receivables and decrease the proceeds realized by the issuing entity from repossessions of financed vehicles.

Vehicle recalls and other quality issues may have an adverse effect on the receivables and the payments and timing of returns on your notes.

From time to time, vehicle manufacturers or their suppliers may discover an element in a vehicle that might affect the safety or other features of the vehicle, including compliance with applicable safety or emissions standards. In such cases, the manufacturer, in consultation with the National Highway Traffic Safety Administration, the U.S. Environmental Protection Agency (the “EPA”) and the California Air Resources Board (the “CARB”), as applicable, may recall the affected vehicles to perform a remedy. In certain limited cases, such recalls may give rise to the obligor having the right to rescind or terminate its contract or an obligation of the related vehicle manufacturer to repurchase the related recalled vehicle.

In addition, recalls or other service campaigns could cause a temporary suspension of sales of the affected vehicles until completion of any necessary repairs, which may cause a delay of the timing of the sales of returned or repossessed vehicles in the used car markets. Recalls or other quality issues may also cause a decrease in demand for the affected vehicles in the used vehicle market, which may cause a decline in values of those vehicles. Declines in values of used vehicles could cause an increase in credit losses. If any of these events materially affect collections on the receivables securing your notes, you may experience delays in payments or principal losses on your notes if the available credit enhancement has been exhausted.

Further, vehicle recalls or other quality issues may affect the brand recognition and brand reputation of Porsche, which can cause a decrease in demand for Porsche branded vehicles in the used vehicle market, which may cause a decline in values of those vehicles. Obligors selling their vehicles as a result of a decline in the brand reputation of Porsche could lead to early prepayments of the receivables, and you may receive payments on your notes earlier than expected. See “—Returns on your investments may be reduced by prepayments on the receivables, events of default, optional redemption of the notes or repurchases of receivables from the issuing entity.” A decline in the resale value of used vehicles could cause an increase in credit losses if such vehicles are repossessed. See “—Used vehicles included in the receivables pool may incur higher losses than new vehicles, and market factors may reduce the value of used vehicles, which could result in losses on your notes.”

The vehicles securing the receivables in the pool may be the subject of existing or future vehicle recalls, service campaigns or warranty extensions. Obligors on receivables related to financed vehicles affected by a vehicle recall may be more likely to be delinquent in, or default on, payments on their receivables. Significant increases in the inventory of used motor vehicles subject to a recall may also depress the prices at which repossessed motor vehicles may be sold or delay the timing of those sales. If any of these events materially affect collections on the receivables, you may experience delays in payments or principal losses on your notes. In addition, prepayments may be higher than expected if obligors sell their vehicles due to concerns arising from a recall, regardless of whether such vehicle was affected by the recall. As a result, you may receive payment of principal on the notes earlier than you expected.

The concentration of financed vehicles to particular models could negatively affect your notes.

As of the [statistical] cut-off date, the [•], [•] and [•] models represent approximately [•]%, [•]% and [•]%, respectively, of the principal balance of the receivables [in the statistical pool]. No other model accounts for more than 10.00% of the principal balance of the receivables [in the statistical pool] as of the [statistical] cut-off date. Any adverse change in the value of a specific model type (including due to a vehicle recall or other quality issues) would reduce the prices at which recalled or repossessed motor vehicles may be sold or delay the timing of those sales. As a result, you may incur a loss on your investment in the notes. See “—Vehicle recalls and other quality issues may have an adverse effect on the receivables and the payments and timing of returns on your notes.”

Prepayments on contracts may affect the average life of the notes.

If an obligor on a simple interest contract makes a payment on the contract ahead of schedule, the weighted average life of the notes could be affected. This is because the additional scheduled payments will be treated as a principal prepayment and applied to reduce the principal balance of the related contract and the obligor will generally not be required to make any scheduled payments during the period for which it has paid ahead. During this prepayment period, interest will continue to accrue on the principal balance of the contract, as reduced by the application of the additional scheduled payments, but the obligor’s contract would not be considered delinquent. While the servicer may elect to make interest advances during this period, no principal advances will be made. Furthermore, when the obligor resumes the required payments, the payments so paid may be insufficient to cover the interest that has accrued since the last payment by the obligor. This situation will continue until the regularly scheduled payments are once again sufficient to cover all accrued interest and to reduce the principal balance of the contract.

The payment by the issuing entity of the prepaid principal amount on the notes will generally shorten the weighted average life of the notes. However, depending on the length of time during which a prepaid contract is not amortizing as described above, the weighted average life of the notes may be extended.

Used vehicles included in the receivables pool may incur higher losses than new vehicles, and market factors may reduce the value of used vehicles, which could result in losses on your notes.

Some of the receivables are secured by financed vehicles that were used vehicles at the time of purchase by the applicable obligor. Because the value of a used vehicle may be more difficult to determine than that of a new vehicle, a greater loss may be incurred if a used vehicle must be repossessed and sold. See “The Receivables Pool—Composition of the Receivables in the Pool as of the [Statistical] Cut-Off Date.”

Vehicles that are repossessed are typically sold at vehicle auctions as used vehicles. The pricing of used vehicles is affected by supply and demand for such vehicles, which in turn is affected by consumer tastes, economic factors, fuel costs, the introduction and pricing of new car models and other factors, such as the introduction of new vehicle sales incentives, legislation relating to emissions and fuel efficiency, the possibility of vehicle recalls or other quality issues affecting the related vehicle models or brands and other factors that are beyond the control of the issuing entity, the depositor or the servicer. Decisions by a manufacturer with respect to new vehicle production, pricing and incentives may affect used vehicle prices, particularly those for the same or similar models. Adverse conditions affecting one or more automotive manufacturers, including any that could result from vehicle recalls or other quality issues, may negatively affect used vehicle prices for vehicles manufactured by that company, as described under “—Vehicle recalls and other quality issues may have an adverse effect on the receivables and the payments and timing of returns on your notes” above. In addition, the introduction of discount pricing incentives or other marketing incentive programs to encourage the purchase of new vehicles could result in reducing the demand for, and value of, used vehicles.

Consumer preferences relating to used vehicles can change rapidly and can be influenced by a variety of economic and social factors, such as the current or anticipated future costs of gasoline. Perceptions of the increased severity of the effects of climate change, particularly when combined with predictions that those effects may continue to grow and intensify in both the short and long term, could influence consumer efforts to mitigate or reduce climate change-related events by purchasing or leasing vehicles that are viewed as more fuel efficient (including vehicles powered primarily or solely through electricity). See “—The impact of climate-change related events, including efforts to reduce or mitigate the effects of climate change, may increase the risk of losses or reduce the return on your notes.”

A decrease in demand for used vehicles may adversely affect the resale value of repossessed vehicles, which in turn could result in increased losses on the related receivables.

The servicer’s discretion over the servicing of the receivables may impact the amount and timing of funds available to make payments on the notes.

Although the servicer is obligated to service the receivables in accordance with its customary servicing practices, the servicer has broad discretion in servicing the receivables, including the ability to grant payment extensions and deferrals and to determine the timing and method of collection (including whether or not to repossess the related financed vehicle) and liquidation procedures. The servicer, in its own discretion, may permit an extension on, or a deferral of, payments due or halt repossession activity on a case-by-case basis or more broadly in accordance with its customary servicing practices, for example, in connection with a natural disaster or public health emergency affecting a large group of obligors. See “Origination and Servicing Procedures” in this prospectus. Payment deferrals or extensions or delays in initiating repossession activity may extend the maturity of the receivables, increase the weighted average life of any class of notes and reduce the yield on your notes.

In addition, the servicer’s customary servicing practices may change from time to time and those changes could reduce collections on the receivables. Although the servicer’s customary servicing practices at any time will apply to all receivables serviced by the servicer, without regard to whether a receivable has been sold to the issuing entity, the servicer is not obligated to maximize collections from the receivables. Consequently, the manner in which the servicer exercises its servicing discretion or changes its customary practices could have an impact on the amount and timing of collections on the receivables, which may impact the amount and timing of funds available to make payments on the notes.

Credit scores and historical loss experience may not accurately predict the likelihood of delinquencies, defaults and losses on the receivables.

A credit score purports only to be a measurement of the relative degree of risk a borrower represents to a lender, i.e., that a borrower with a higher score is statistically expected to be less likely to default on its payment obligations than a borrower with a lower score. Credit scores, including the credit score data presented in this prospectus, reflects credit scores for obligors obtained at the time of acquisition from the originating dealer of their contracts, and do not account for changes in obligors’ credit profiles subsequent to the date as of which such scores are obtained or calculated. Consequently, information regarding credit scores for the receivables in the pool of receivables as of the [statistical] cut-off date presented in “The Receivables Pool—Composition of the Receivables in the Pool as of the [Statistical] Cut-Off Date” should not be relied upon as a basis for an expectation that a receivable will be paid in accordance with its terms.

Historical loss and delinquency information set forth in this prospectus under “The Receivables Pool—Delinquencies, Repossessions and Credit Losses” was affected by several variables, including general economic conditions and market interest rates, that are expected to differ in the immediate future, and are likely to differ in the longer term future. Consequently, the net loss experience calculated and presented in this prospectus with respect to the servicer’s managed portfolio of contracts may not reflect actual experience with respect to the receivables in the receivables pool. The servicer has experienced variability (including increases) in delinquencies and repossessions on its motor vehicle retail installment sale contract portfolio, which variability may continue. Further, the prices of used vehicles, including the prices at which the servicer is able to sell repossessed vehicles, are variable, and declines in used vehicle prices will result in increased credit losses on defaulted receivables. In addition, future delinquency rates, rates of repossession, recovery rates on repossessed vehicles or loss experience of the servicer with respect to the receivables may be better or worse than that set forth in this prospectus with respect to the servicer’s managed portfolio.

In addition, the servicer’s customary servicing practices have changed over time and may change from time to time in the future, and those changes could reduce collections on the receivables. As a result, the delinquency and credit loss experience presented in this prospectus with respect to the servicer’s managed portfolio of motor vehicle retail installment sale contracts or the static pool information may not reflect actual experience with respect to the receivables in the receivables pool. If the performance of the receivables in the receivables pool is worse than expected, the timing and amount of payments on the notes could be adversely affected.

This prospectus provides information regarding the receivables in the receivables pool as of the statistical cut-off date, which may differ from the characteristics of the receivables in the receivables pool as of the cut-off date.

This prospectus describes the characteristics of the receivables in the receivables pool as of the statistical cut-off date. The receivables transferred to the issuing entity on the closing date will be the same receivables included in the pool described in this prospectus as of the statistical cut-off date except for those receivables (i) that no longer satisfy the eligibility criteria specified in the transaction documents or do not otherwise satisfy the selection criterion used by PFS to determine eligibility of a receivable for inclusion in the pool, (ii) for which payment in full has been received or (iii) for which PFS is unable to verify all of the required asset-level information for filing by the issuing entity on Form ABS-EE, in each case as of the cut-off date. The receivables transferred to the issuing entity on the closing date may have characteristics that differ somewhat from the characteristics of the receivables in the pool as of the statistical cut-off date described in this prospectus. The characteristics (as of the cut-off date) of the receivables transferred to the issuing entity on the closing date will not differ materially from the characteristics (as of the statistical cut-off date) of the receivables in the pool described in this prospectus, and each receivable must satisfy the eligibility criteria specified in the transaction documents. Further, the issuing entity has provided asset-level information as of the cut-off date with respect to the receivables that will be transferred to the issuing entity on the closing date on Form ABS-EE. See “The Receivables Pool—Asset Level Information” in this prospectus. If you purchase a note, you should review such asset-level information provided on Form ABS-EE and you should not assume that the characteristics of the receivables transferred to the issuing entity on the closing date will be identical to the characteristics of the receivables in the pool as of the statistical cut-off date described in this prospectus.

Because the notes are in book-entry form, your rights can only be exercised indirectly.

Because the notes will be issued in book-entry form, you will be required to hold your interest in the notes through The Depository Trust Company in the United States, or Clearstream Banking société anonyme or the Euroclear System (in Europe or Asia). Transfers of interests in the notes within The Depository Trust Company, Clearstream Banking société anonyme or the Euroclear System must be made in accordance with the usual rules and operating procedures of those systems. So long as the notes are in book-entry form, you will not be entitled to receive a definitive note representing your interest. The notes will remain in book-entry form except in the limited circumstances described under the caption “The Notes—Book-Entry Registration.” Unless and until the notes cease to be held in book-entry form, neither the indenture trustee nor the owner trustee will recognize you as a “noteholder,” as such term is used in the indenture and the trust agreement except in the limited circumstances relating to an investor vote with respect to an asset representations review. Holding the notes in book-entry form could also limit your ability to pledge your notes to persons or entities that do not participate in The Depository Trust Company, Clearstream Banking société anonyme or the Euroclear System and to take other actions that require a physical certificate representing the note.

The notes may not be a suitable investment for you.

The notes are not a suitable investment for you if you require a regular or predictable schedule of payments. The notes are complex investments that should be considered only by investors who, either alone or with their financial, tax and legal advisors, have the expertise to analyze the prepayment, reinvestment, residual value, default and market risk, the tax consequences of an investment in the notes or payment on any specific date and the interaction of these factors.

The ratings of the notes may be withdrawn or lowered, the notes may receive an unsolicited rating or the rating agencies may be perceived as having a conflict of interest, which may have an adverse effect on the liquidity or the market price of the notes.

Ratings are not recommendations to buy, sell or hold the notes. Rather, ratings are an assessment by the applicable rating agency of the likelihood that any interest on a class of notes will be paid on a timely basis and that a class of notes will be paid in full by the final scheduled payment date for that class of notes. A rating agency may revise or withdraw its ratings at any time in its sole discretion, and the ratings of any notes may be lowered by a rating agency (including the Hired Agencies) following the initial issuance of the notes, including as a result of losses on the receivables in excess of the levels contemplated by a rating agency at the time of its initial rating analysis or due to general adverse trends in the economy. Neither the depositor nor the sponsor nor any of their respective affiliates will have any obligation to take any action to maintain any ratings of the notes. If any rating with respect to the notes is revised or withdrawn, the liquidity or the market value of your notes may be adversely affected. Notes issued in connection with an asset-backed securitization program sponsored by the sponsor may be placed under review for downgrade or may be downgraded at any time by certain or all of the rating agencies hired to rate those notes.

It is possible that, on, prior to or after the closing date, a rating agency not hired by the sponsor to rate the transaction or a particular class of notes may provide an unsolicited rating that differs from (or is lower than) the ratings provided by the Hired Agencies. None of the sponsor, the depositor or any underwriter is obligated to inform investors (or potential investors) in the notes if an unsolicited rating is issued after the date of this prospectus and you should consult with your financial and legal advisors regarding the impact of an unsolicited rating on any class of notes. If any non-hired rating agency provides an unsolicited rating that differs from (or is lower than) the rating provided by the Hired Agencies, the liquidity or the market value of your notes may be adversely affected.

Further, it may be perceived that the Hired Agencies have a conflict of interest that may have affected the ratings assigned to the notes where, as is the industry standard and the case with the ratings of the notes, the sponsor, the depositor or the issuing entity pays the fees charged by the Hired Agencies for their rating services. The perceived conflict of interest may have an adverse effect on the market value of your notes and the ability to resell your notes.

Returns on your investments may be reduced by prepayments on the receivables, events of default, optional redemption of the notes or repurchases of receivables from the issuing entity.

You may receive payments on your notes earlier or later than you expected, which may adversely affect your ability to reinvest amounts paid to you at a rate of return that is equal to or greater than the rate of return on your notes. The notes are not a suitable investment for you if you require a regular or predictable schedule of payments or payment on any specific date.

The amount of distributions of principal of your notes and the time when you receive those distributions depend in part on the amount in which and times at which obligors make principal payments on the receivables. Those principal payments may be regularly scheduled payments or unscheduled payments resulting from prepayments (including as a result of refinancing) or defaults of the receivables. Additionally, if the seller or the servicer is required to repurchase or purchase, as applicable, receivables from the issuing entity because of a breach of an applicable representation, warranty or covenant as described under “The Transfer Agreements and the Administration Agreement—Collection, Extensions and Modifications of Receivables” and “The Transfer Agreements and the Administration Agreement—Representations and Warranties,” payment of principal on the notes will be accelerated.

Additionally, the occurrence of an optional redemption event or events of default resulting in acceleration of the notes may result in repayment of the notes prior to the final scheduled payment date for one or more classes of notes. If the receivables are sold upon exercise of a “clean-up call” by the depositor, the issuing entity will redeem the notes then outstanding and you will receive the remaining principal amount of your notes plus accrued interest through the related payment date. Because your notes will no longer be outstanding, you will not receive the additional interest payments or other distributions that you would have received had the notes remained outstanding. You will bear the risk that the timing and amount of distributions on your notes will prevent you from attaining your desired yield. If you bought your notes at a premium, your yield to maturity will be lower than it would have been if the optional redemption had not been exercised. See “The Transfer Agreements and the Administration Agreement—Optional Redemption” in this prospectus.

[You may experience reduced returns on your notes resulting from distribution of amounts in the pre-funding account.

[On one or more occasions following the closing date, the issuing entity may purchase receivables from the depositor, which, in turn, will acquire these receivables from the sponsor, with funds on deposit in the pre-funding account.

You will receive as a prepayment of principal any amounts remaining in the pre-funding account (excluding investment earnings) that have not been used to purchase receivables by the end of the Funding Period. See “The Transfer Agreements and the Administration Agreement—Pre-Funding Account,” in this prospectus. This prepayment of principal could have the effect of shortening the weighted average life of your notes. The inability of the depositor to obtain receivables meeting the requirements for sale to the issuing entity will increase the likelihood of a prepayment of principal. In addition, you will bear the risk that you may be unable to reinvest any principal prepayment at yields at least equal to the yield on your notes.]

[Lack of availability of additional receivables during the revolving period could shorten the average life of your notes.

[During the revolving period, the issuing entity will not make payments of principal on the notes. Instead, the issuing entity will purchase additional receivables from the depositor. The purchase of additional receivables by the issuing entity will lengthen the average life of the notes compared to a transaction without a revolving period. However, an unexpectedly high rate of collections on the receivables during the revolving period, a significant decline in the number of receivables available for purchase or the inability of the depositor to acquire new receivables could affect the ability of the issuing entity to purchase additional receivables. If the issuing entity is unable to reinvest available amounts by the end of the revolving period, then the average life of the notes may be less than anticipated.]

THE ISSUING ENTITY HAS LIMITED ASSETS, AND DELAYS IN PAYMENT OR LOSSES ON YOUR NOTES COULD ARISE FROM SHORTFALLS OR DELAYS IN AMOUNTS AVAILABLE TO MAKE PAYMENTS ON THE NOTES.

You must rely for repayment only upon the issuing entity’s assets which may not be sufficient to make full payments on your notes.

Your notes are secured solely by the assets of the issuing entity. Your notes will not represent an interest in or obligation of the sponsor, the servicer or the depositor. The sponsor, the servicer and the depositor are not obligated to make any payments to you on your notes and do not guarantee payments on the receivables. Further, neither the notes nor the receivables will be insured or guaranteed by the United States or any governmental entity. Distributions on any class of notes will depend solely on the amount and timing of payments and other collections in respect of the receivables and any credit enhancement or cash flow enhancement for the notes. These amounts, together with other payments and collections in respect of the receivables, may not be sufficient to make full and timely distributions on your notes. If delinquencies and losses create shortfalls which exceed the available credit enhancement or cash flow enhancement, you may experience delays or reductions in payments on your notes and you could suffer a loss.

You may experience a loss if defaults on the receivables and related losses exceed the available credit enhancement or cash flow enhancement.

The issuing entity does not have, nor is it permitted or expected to have, any significant assets or sources of funds other than the receivables together with its right to payments under any interest rate or currency swap or cap agreement or credit enhancement and available funds in certain accounts. The notes represent obligations solely of the issuing entity and will not be insured or guaranteed by any entity unless otherwise indicated in this prospectus. Accordingly, you will rely primarily upon collections on the receivables owned by the issuing entity for and, to the extent available, any credit enhancement for the issuing entity, including amounts on deposit in any reserve account or similar account. Funds on deposit in any reserve account or similar account will cover shortfalls due to delinquencies and losses on the receivables up to a certain level. However, if delinquencies and losses create shortfalls which exceed the available credit enhancement for your notes, you may experience delays in payments due to you and you could suffer a loss on your notes.

You may experience a loss or a delay in receiving payments on the notes if the assets of the issuing entity are liquidated.

If an event of default under the indenture occurs and the notes are accelerated, the indenture trustee may liquidate the assets of the issuing entity. As a result:

•	you may suffer losses on your notes if the assets of the issuing entity are insufficient to pay the amounts owed on your notes;

•	payments on your notes may be delayed until more senior classes of notes are repaid or until the liquidation of the assets is completed; and

•

your notes may be repaid earlier than scheduled, which will involve the prepayment risks described under “—Returns on your investments may be reduced by prepayments on the receivables, events of default, optional redemption of the notes or repurchases of receivables from the issuing entity” in this prospectus.

The issuing entity cannot predict the length of time that will be required for liquidation of the assets of the issuing entity to be completed. In addition, liquidation proceeds may not be sufficient to repay the notes in full. Even if liquidation proceeds are sufficient to repay the notes in full, any liquidation that causes the outstanding principal amount of the notes to be paid before the related final scheduled payment date will involve the prepayment risks described above.

Repurchase obligations are limited, and do not protect the issuing entity from all risks that could impact the performance of the receivables.

The seller will make limited representations and warranties under the purchase agreement regarding the characteristics of the receivables to be transferred to the issuing entity. The seller will be obligated to repurchase from the issuing entity (as assignee of the depositor) a receivable if there is a breach of the representations or warranties regarding the eligibility of such receivable (and such breach is not cured and materially and adversely affects the interest of the issuing entity or the noteholders in such receivable). For example, a repurchase obligation could arise if fraud by an obligor were to result in a breach of a representation. Additionally, PFS, as servicer, will be obligated to purchase a receivable from the issuing entity if the servicer makes certain modifications to the receivable or if the servicer breaches certain servicing covenants (and such breach is not cured and materially and adversely affects the interest of the issuing entity or the noteholders in such receivable). However, the representations and warranties made by the seller and the covenants made by PFS are not a guarantee of performance and do not protect the issuing entity from all risks that could impact the performance of the receivables, including risks related to adverse economic developments. Further, the representations and warranties are made as of the cut-off date or closing date, as applicable, and are not ongoing representations or warranties with respect to the eligibility of the receivables. While the seller or PFS may be obligated to repurchase a receivable, the seller or PFS may not be financially in a position to fund its repurchase obligation, which could result in a loss on your notes.

Your notes may not be repaid on their final scheduled payment date, and failure to pay principal on your notes will not constitute an event of default until the final scheduled payment date.

It is expected that final payment of each class of notes will occur on or prior to the respective final scheduled payment dates, but the amount of principal required to be paid to the noteholders will be limited to cash available in the collection account and the reserve account, and no assurance can be given that sufficient funds will be available to pay each class of notes in full on or prior to the final scheduled payment date. Therefore, the failure to pay principal of your notes on any payment date will not result in the occurrence of an event of default until the stated maturity date for your notes. See “The Indenture—Rights Upon Event of Default”. Under certain circumstances, including when required by applicable law or court order, at the direction of a regulatory authority or in accordance with regulatory guidance or in accordance with the servicer’s customary servicing practices, the servicer may accept a payment in full and waive any deficiency. As a result, there may not be sufficient collections to make payments on the notes. If sufficient funds are not available, final payment of any class of notes could occur later than the final scheduled payment date for that class.

Interests of other persons in the receivables and financed vehicles could be superior to the interests of the issuing entity, which may result in losses on the receivables and reduced payments on your notes.

Generally, each receivable is secured at origination by the related financed vehicle. Although the receivables will be transferred to the issuing entity and pledged to the indenture trustee, the lien certificates or certificates of title relating to the financed vehicles securing the receivables will not be amended or reissued to identify the issuing entity as the new secured party. In the absence of an amendment or reissuance, the issuing entity may not have a perfected security interest in the financed vehicles securing the receivables in some states. Additionally, the issuing entity could lose the priority of its security interest in a financed vehicle due to, among other things, liens for repairs or storage of a financed vehicle or for unpaid taxes of an obligor. Neither the servicer nor the sponsor will have any obligation to purchase or repurchase, respectively, a receivable if liens for repairs or storage of a financed vehicle or for unpaid taxes of an obligor result in the loss of the priority of the security interest in the financed vehicle.

If the issuing entity has failed to obtain or maintain a perfected security interest in a financed vehicle, its security interest would be subordinate to, among others, a bankruptcy trustee of the obligor, a subsequent purchaser of the financed vehicle or a holder of a perfected security interest in the financed vehicle or a bankruptcy trustee of such holder. The servicer may not be able to repossess and liquidate a financed vehicle if the security interest in that vehicle created by the receivable is not perfected at the time of repossession, which could result in higher losses on defaulted receivables and reduced collections available to make payments on your notes. Generally, no action will be taken to perfect the rights of the issuing entity in proceeds of any insurance policies covering individual financed vehicles or obligors. Therefore, the rights of a third party with an interest in the proceeds could prevail against the rights of the issuing entity prior to the time the proceeds are deposited by the servicer into an account controlled by the trustee for the notes. See “Material Legal Aspects of the Receivables—Security Interests in the Financed Vehicles” in this prospectus.

The servicer, as custodian of the receivables, will maintain possession of the original contracts for each of the receivables in tangible form or “control” of the authoritative copies of the contracts in electronic form, and the original contracts and authoritative copies of electronic contracts will not be segregated or marked as belonging to the issuing entity. If the servicer sells or pledges the receivables and delivers the original contracts for the receivables to another party or permits another party to obtain control of the authoritative copies of the electronic contracts, in violation of its contractual obligations under the transaction documents, this party could acquire an interest in the receivable which may have priority over the issuing entity’s interest. The servicer could also lose possession or control of the contracts through fraud, forgery, negligence or error, or as a result of a computer virus or a hacker’s actions or otherwise (especially in a circumstance where the contracts are held in electronic form). As a result, the issuing entity’s interest in the receivable could be subordinate to that of another person or the authoritative copy of the contract may be modified or duplicated. Furthermore, if the servicer, as custodian of the receivables, becomes the subject of a bankruptcy, insolvency or receivership proceeding, competing claims to ownership or security interests in the receivables could arise. These claims, even if unsuccessful, could result in delays in payments on the notes. If successful, these claims could result in losses or delays in payments to you or an acceleration of the repayment of the notes.

The possibility that the issuing entity may not have a perfected security interest in the financed vehicles or in the receivables may affect the issuing entity’s ability to receive payments on the receivables or liquidation proceeds with respect to the financed vehicles. Therefore, you may be subject to delays in payment and may incur losses on your notes.

ADVERSE EVENTS AFFECTING THE SERVICER OR OTHER TRANSACTION PARTIES COULD RESULT IN LOSSES ON YOUR NOTES OR REDUCE THE MARKET VALUE OR LIQUIDITY OF YOUR NOTES.

Adverse legal or regulatory developments with respect to PFS or its affiliates could have an adverse effect on your notes.

PFS and its affiliates (including Dr. Ing. h.c. F. Porsche Aktiengesellschaft (“Porsche AG”), the sponsor’s ultimate parent) are parties to, or are periodically otherwise involved in, reviews, investigations and proceedings (both formal and informal), and information-gathering requests, by government agencies, including the U.S. Department of Justice (the “DOJ”), and various state authorities.

Porsche AG is party to other legal actions and investigations in and outside the United States, and further regulatory proceedings, environmental, consumer, product-related and investor claims could be raised against Porsche AG in the future in various jurisdictions worldwide. These proceedings and actions and the publicity surrounding them could have an adverse effect on your notes, even in circumstances where neither we nor the sponsor is a party to or otherwise involved in the proceedings or other actions. For example, regulatory and legal actions against Porsche AG, Porsche Cars North America, Inc. (“PCNA”), the sponsor or other affiliates of the sponsor related to the manufacture and sale of affected vehicles may result in reputational damage to Porsche AG and PCNA, as well as to the “Porsche” brand. The pricing of used vehicles is affected by the supply and demand for those vehicles. If the demand for used Porsche vehicles decreases as a result of the issues arising after any regulatory or legal actions or other factors, the resale value of the financed vehicles may also decrease. Further, these and any other reviews, investigations, examinations and proceedings (whether formal or informal) and/or information-gathering requests that the sponsor or any of its subsidiaries or affiliates are involved in, or may become involved in, may result in adverse consequences to the sponsor including, without limitation, adverse judgments, settlements, fines, penalties, injunctions, or other actions and may affect the ability of the sponsor or any of its subsidiaries or affiliates to perform its duties under the transaction documents.

Adverse events with respect to PFS, its affiliates or third party providers to whom PFS outsources its activities could affect the timing of payments on your notes or adversely affect the market value or liquidity of your notes.

Adverse events with respect to PFS or any of its affiliates or third party providers to whom it outsources its activities could result in servicing disruptions or affect the performance or market value of your notes and your ability to sell your notes in the secondary market. For example, servicing disruptions could result from unanticipated events beyond the servicer’s control, such as natural disasters, civil unrest, cyber-attacks, political instability, armed conflict, public health emergencies and economic disruptions, particularly to the extent such events affect the servicer’s business or operations. Further, the failure of certain third parties that the servicer and sponsor rely on to deliver products and services to support their business to fully perform their obligations in a timely manner could adversely impact the servicer’s or sponsor’s ability to operate its business or perform their respective obligations under the transaction documents or could cause a disruption in collection activities with respect to the receivables owned by the issuing entity. In addition, in the event of a termination and replacement of the servicer, there may be some disruption of the collection activity with respect to the receivables owned by the issuing entity, leading to increased delinquencies, defaults and losses on the receivables. Any such disruptions may cause you to experience delays in payments or losses on your notes.

Similarly, if the seller, becomes unable to repurchase any receivables which do not comply with representations and warranties about the receivables made by the seller (for example, representations relating to the compliance of the receivables with applicable laws), then investors could suffer losses. In addition, adverse corporate developments with respect to servicers of asset-backed securities or their affiliates have in some cases also resulted in a reduction in the market value of the related asset-backed securities. For example, PFS is an indirect subsidiary of Porsche AG. Although Porsche AG is not guaranteeing the obligations of the issuing entity, if Porsche AG ceased to manufacture vehicles or support the sale of vehicles or if Porsche AG faced financial or operational difficulties, such events may reduce the market value of Porsche vehicles, and ultimately the amount realized on any Porsche vehicle repossessed following an obligor’s default under the related receivable.

The sponsor relies upon its ability to sell securities in the asset-backed securities market and upon its ability to access various credit facilities to fund its operations. As discussed under “—Recent and future economic developments may adversely affect the performance of the receivables and may result in reduced or delayed payments on your notes,” the global credit and financial markets have recently experienced, and may continue to experience, significant disruption and volatility. If the sponsor’s access to funding is reduced or if the sponsor’s costs to obtain such funding significantly increases, the sponsor’s business, financial condition and results of operations could be materially and adversely affected which could adversely affect the sponsor’s ability to perform its obligations under the transaction documents, including as servicer.

Additionally, the ability of the servicer to perform its obligations under the transaction documents will depend, in part, on its ability to store, retrieve, process and manage substantial amounts of information. Any failure or interruption of the servicer’s information system systems or any third party information systems on which it relies as a result of inadequate or failed processes or systems, human errors, employee misconduct, catastrophic events, external or internal security breaches, acts of vandalism, hardware or software failures, computer viruses, malware, ransomware, misplaced or lost data or other events could disrupt the servicer’s normal operating procedures, could damage its reputation, could lead to significant costs to remediate and could have an adverse effect on its business, results of operations and financial condition.

From time to time, the servicer may update its servicing systems in order to improve operating efficiency, update technology and enhance customer services. In connection with any updates or transitions, the servicer has experienced, and in the future may experience, disruptions in servicing activities both during and following roll-out of the new servicing systems or platforms caused by, among other things, periods of system down-time and periods devoted to user training. These and other implementation-related difficulties may contribute to higher delinquencies, servicing inefficiencies, data processing issues, manual intervention to supplement or correct systems issues and the need for further updates to the servicing systems. It is not possible to predict with any degree of certainty all of the potential adverse consequences that may be experienced in connection with a failure or interruption of information systems, and any disruptions in servicing activities may have an adverse effect on your notes.

For example, PFS’ servicing systems are fully hosted, end-to-end, with one service provider, defi AUTO, LLC (“defi”), which provides a software solution to PFS to carry out loan originations, funding and back-office and customer facing services. While defi has a multi-layered business continuity plan and PFS participates in yearly disaster recovery testing, due to PFS’ reliance on defi, the adverse events described above relating to third party providers could impact defi and materially and adversely affect the servicer’s business, financial condition and results of operation, as well as the servicer’s ability to service the receivables, resulting in an increased risk of loss on the notes.

Further, many companies (including the servicer) have seen an increase in the number and range of cyber-attacks, which, if successful, could give rise to the loss of significant amounts of sensitive information and the disablement of the information technology systems used to service obligors on the receivables and other obligors. The servicer may incur significant costs in attempting to protect against such attacks or remediate any vulnerability or resulting breach. If the servicer fails to effectively manage cyber-security risk or is required to devote significant resources towards doing so, this could materially and adversely affect its business, financial condition and results of operation, as well as the servicer’s ability to service the receivables, resulting in an increased risk of loss on the notes.

Furthermore, if the servicer becomes the subject of an insolvency proceeding, competing claims to ownership or security interests in the receivables could arise. These claims, even if unsuccessful, could result in delays in payments on the notes. If successful, the attempt could result in losses or delays in payments to you or an acceleration of the repayment of the notes. See “—Bankruptcy of PFS, the seller or the depositor could result in delays in payments or losses on your notes” below.

A security breach or a cyber-attack affecting PFS could adversely affect PFS’ business, results of operations and financial condition, which could have an adverse effect on your notes.

PFS collects and stores certain personal and financial information from customers, employees, and other third parties. Security breaches or cyber-attacks involving PFS’ systems or facilities, or the systems or facilities of third-party providers, could expose PFS to a risk of loss of personal information of customers, employees and third parties or other confidential, proprietary or competitively sensitive information, business interruptions, regulatory scrutiny, actions and penalties, litigation, reputational harm, a loss of confidence, and other financial and non-financial costs, all of which could potentially have an adverse impact on PFS’ future business with current and potential customers, results of operations and financial condition.

PFS relies on encryption and other information security technologies licensed from third parties to provide security controls necessary to help in securing online transmission of confidential information pertaining to customers, employees, and other aspects of PFS’ business. Advances in information system capabilities, new discoveries in the field of cryptography or other events or developments may result in a compromise or breach of the technology that PFS uses to protect sensitive data. A party who can circumvent PFS’ security measures by methods such as hacking, fraud, trickery, or other forms of deception could misappropriate proprietary information or cause interruption in PFS’ operations. PFS may be required to expend capital and other resources to protect against such security breaches or cyber-attacks or to remediate problems caused by such breaches or attacks. PFS’ security measures are designed to protect against security breaches and cyber-attacks, but PFS’ failure to prevent such security breaches and cyber-attacks could subject PFS to liability, decrease PFS’ profitability and damage PFS’ reputation. Even if a failure of, or interruption in, PFS’ systems or facilities is resolved timely or an attempted cyber incident or other security breach is avoided or thwarted, it may require PFS to expend substantial resources or to take actions that could adversely affect customer satisfaction or behavior and expose PFS to reputational harm. See also “—Adverse events with respect to PFS, its affiliates or third party providers to whom PFS outsources its activities could affect the timing of payments on your notes or adversely affect the market value or liquidity of your notes”.

PFS could also be subjected to cyber-attacks that could result in slow performance and loss or temporary unavailability of PFS’ information systems. Information security risks have increased because of new technologies, the use of the internet and telecommunications technologies (including mobile devices) to conduct financial and other business transactions, and the increased sophistication and activities of state-sponsored actors, organized crime, perpetrators of fraud, terrorists, and others. In addition, PFS may have increased cyber-security risks and increased vulnerability to security breaches and other information technology disruptions because of the COVID-19 pandemic and increased remote or hybrid work arrangements. PFS may not be able to anticipate or implement effective preventative measures against all security breaches of these types, especially because the techniques used change frequently and because attacks can originate from a wide variety of sources. The occurrence of any of these events could have a material adverse effect on PFS’ business, results of operations and financial condition, could adversely affect PFS’ ability to service the receivables and perform its other obligations under the transaction agreements, and could have an adverse effect on your notes.

PFS’ data practices, including the collection, use, sharing, and security of personal and financial information of PFS’ customers, employees, and third-party individuals, are subject to increasingly complex, restrictive, and punitive laws and regulations.

Under current laws, the failure to maintain compliant data practices could result in consumer complaints and regulatory inquiry, resulting in civil or criminal penalties, as well as brand impact or other harm to PFS’ business. In addition, increased consumer sensitivity to real or perceived failures in maintaining acceptable data practices could damage PFS’ reputation and deter current and potential customers from using PFS’ products and services. For example, well-publicized allegations involving the misuse or inappropriate sharing of personal information have led to expanded governmental scrutiny of practices relating to the safeguarding of personal information and the use or sharing of personal data by companies in the U.S. and other countries. That scrutiny has in some cases resulted in, and could in the future lead to, the adoption of stricter laws and regulations relating to the use and sharing of personal information. For example, some states have enacted, and others are considering enacting data protection regimes that grant consumers broad new rights including access to, deletion of, and limiting the sharing of personal information that is collected by businesses and requiring regulated entities to establish measures to identify, manage, secure, track, produce, update, and delete personal information. In some jurisdictions, these laws and regulations provide a private right of action that would allow customers to bring suit directly against PFS for certain violations of these laws and regulations. These types of laws and regulations could prohibit or significantly restrict financial services providers such as PFS from sharing information among affiliates or with third parties such as vendors, and thereby increase compliance costs, or could restrict PFS’ use of personal data when developing or offering products or services to customers. These restrictions could inhibit PFS’ development or marketing of certain products or services or increase the costs of offering them to customers. In addition, these laws are state specific and have specific details that are not uniform state-to-state. The cost of compliance with these laws and regulations will likely increase in the future. Any failure to comply with applicable privacy or data protection laws and regulations could result in requirements to modify or cease certain operations or practices, significant liabilities or fines, penalties, or other sanctions, which could adversely affect PFS’ ability to service the receivables and perform its other obligations under the transaction agreements and could have an adverse effect on your notes.

Commingling of assets by the servicer could reduce or delay payments on the notes.

Subject to the satisfaction of certain conditions set forth in this prospectus, the servicer may be able to commingle funds relating to the transaction such as collections from the contracts and proceeds from the disposition of any repossessed financed vehicles with its own funds during each collection period and may make a single deposit to the collection account until the business day prior to the day on which the funds are needed to make the required distributions to noteholders as further described under “The Transfer Agreements and the Administration Agreement—Deposits to the Collection Account” in this prospectus. If such requirements are satisfied, the servicer will also deposit the aggregate purchase price of any receivables purchased by it into the collection account on the same date. Until these funds have been deposited into the collection account, the servicer may use and invest these funds at its own risk and for its own benefit and will not segregate them from its own funds. If the servicer were unable to remit such funds or if the servicer were to become a debtor under any insolvency laws, delays or reductions in distributions to you may occur.

You may experience delays or reduction in payments on your notes following a servicer replacement event and replacement of the servicer.

Upon the occurrence of a servicer replacement event, the indenture trustee, at the direction of holders of notes evidencing not less than 66 2⁄3% of the aggregate outstanding principal amount of the notes, will terminate the servicer. It may be expensive to transfer servicing to a successor servicer and a successor servicer may not be able to service the receivables with the same degree of skill as the servicer. In addition, during the pendency of any servicing transfer or for some time thereafter, obligors may delay making their monthly payments or may inadvertently continue making payments to the predecessor servicer, potentially resulting in losses or delays in payments on the notes. Delays in payments on the notes and possible reductions in the amount of such payments could occur with respect to any cash collections held by the servicer at the time that the servicer becomes the subject of a bankruptcy or similar proceeding.

Because the servicing fee is structured as a percentage of the aggregate principal balance of the receivables, the fee the servicer receives each month will be reduced as the size of the pool of receivables decreases over time. At some point, the amount of the servicing fee payable to the servicer may be considered insufficient by a potential replacement servicer and it may be difficult to find a replacement servicer. Consequently, the time it takes to effect the transfer of servicing to a replacement servicer or the inability to locate a replacement servicer may result in the disruption of normal servicing activities, increased delinquencies and defaults on the receivables and delays or reductions in payments on your notes.

MACROECONOMIC, REGULATORY AND OTHER EXTERNAL FACTORS COULD RESULT IN LOSSES ON YOUR NOTES OR REDUCE THE MARKET VALUE OR LIQUIDITY OF YOUR NOTES.

Recent and future economic developments may adversely affect the performance of the receivables and may result in reduced or delayed payments on your notes.

A deterioration in economic conditions and certain economic factors, such as reduced business activity, high unemployment, interest rates, housing prices, energy prices (including the price of gasoline and high energy prices), increased consumer indebtedness (including of obligors on the receivables), lack of available credit, the rate of inflation (such as the recent increase in inflation) and consumer perceptions of the economy, as well as other factors, such as terrorist events, civil unrest, cyber-attacks, public health emergencies, extreme weather conditions or significant changes in the political environment (such as, for example, the ongoing military conflict between Ukraine and Russia, the military conflict in Israel and Gaza and geopolitical tensions between the United States and China) and/or public policy, including increased state, local or federal taxation, could adversely affect the ability and willingness of obligors to meet their payment obligations under the receivables. The issuing entity’s ability to make payments on the notes could be adversely affected if obligors were unable to make timely payments or if the servicer elected to, or was required to, implement forbearance programs for obligors.

The United States has in the past experienced, and may in the future experience, a recession or period of economic contraction or volatility. During the economic downturn that resulted from the outbreak of Coronavirus Disease 2019 (“COVID-19”), the United States experienced an unprecedented level of unemployment claims, economic volatility, inflation, and a decline in consumer confidence and spending. The long-term impacts of social, economic and financial disruptions caused (directly and indirectly) by COVID-19 are unknown. Although the economy initially improved following the initial outbreak of COVID-19, the outlook for the U.S. economy remains uncertain, and it is currently unclear whether the United States is experiencing, or soon will experience, a recession. Recently, rapidly rising inflation and related economic policies have caused periods of economic contraction that may be prolonged, or economic conditions may worsen. Periods of economic slowdown or recession are often characterized by high unemployment and diminished availability of credit, generally resulting in increases in delinquencies, defaults, repossessions and losses on automobile loans.

Further, periods of economic slowdown may also be accompanied by temporary or prolonged decreased consumer demand for motor vehicles and declining used vehicle prices. Significant increases in the inventory of used vehicles during periods of economic slowdown or recession may also depress the prices at which repossessed automobiles may be sold or delay the timing of these sales.

All of these factors could result in reduced or delayed payments on your notes. If an economic downturn is experienced for a prolonged period of time, it is expected that delinquencies will increase and losses on the receivables could increase, which could result in losses on your notes.

An improvement in economic conditions could result in prepayments by the obligors of their payment obligations under the receivables, either because obligors elect to make payments more frequently or in larger-than-required amounts or because obligors sell the financed vehicles more frequently in connection with the purchase of new vehicles. As a result, you may receive principal payments of your notes earlier than anticipated, which could reduce the return on your notes.

Failure to comply with consumer protection laws may result in losses on your investment.

Federal and state consumer protection laws regulate the creation, collection and enforcement of consumer contracts such as the receivables. These laws impose specific statutory liabilities upon creditors who fail to comply with the provisions of these laws. Although the liability of the issuing entity to the obligor for violations of applicable federal and state consumer laws may be limited, these laws may make an assignee of a receivable, such as the issuing entity, liable to the obligor for any violation by the lender or may affect the issuing entity’s ability to enforce its rights to collect under the receivable or to repossess the related financed vehicle. The seller may be obligated to repurchase from the issuing entity any receivable that fails to comply with federal and state consumer protection laws. To the extent that the seller fails to make (or is not required to make) such a repurchase, or to the extent that a court holds the issuing entity liable for violating consumer protection laws regardless of such a repurchase, a failure to comply with consumer protection laws could result in required payments by the issuing entity, including as described in “—Federal or state regulatory reform could have a significant impact on the servicer, the sponsor, the depositor or the issuing entity and could adversely affect the timing and amount of payments on your notes.” For a discussion of federal and state consumer protection laws which may affect the receivables, you should refer to “Material Legal Aspects of the Receivables—Consumer Protection Laws” in this prospectus.

The application of the Servicemembers Civil Relief Act and similar state laws may lead to delays in payment or losses on your notes.

The Servicemembers Civil Relief Act and similar state laws may limit the interest payable on a receivable during an obligor’s period of active military duty, including reservists or national guard members. These laws, together with the servicer’s policies developed to comply with such legislation, could adversely affect the ability of the servicer to collect full amounts of interest on a receivable, as well as limit the ability of the servicer to repossess the financed vehicle related to an affected receivable during and, for a certain time after, the obligor’s period of active military duty. These laws and the servicer’s policies may result in delays and losses in payments to holders of the notes. See “Material Legal Aspects of the Receivables—Servicemembers Civil Relief Act” in this prospectus.

Federal or state bankruptcy or debtor relief laws as they affect obligors may impede collection efforts or alter timing and amount of collections, which may result in acceleration of or reduction in payment on your notes.

If any obligor sought protection under federal or state bankruptcy or debtor relief laws, a court could reduce or discharge completely the obligor’s obligations to repay amounts due on its receivable. As a result, that receivable would be written off as uncollectible. You could suffer a loss if no funds are available from credit enhancement or other sources and finance charge amounts allocated to the notes are insufficient to cover the applicable default amount.

Federal or state regulatory reform could have a significant impact on the servicer, the sponsor, the depositor or the issuing entity and could adversely affect the timing and amount of payments on your notes.

On July 21, 2010, the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) was signed into law. The Dodd-Frank Act is extensive and significant legislation that, among other things, created a framework for the liquidation of certain bank holding companies and other nonbank financial companies and certain of their subsidiaries in the event such a company is in default or in danger of default and the resolution of such a company under other applicable law would have serious adverse effects on financial stability in the United States, and created the Bureau of Consumer Financial Protection, known as the Consumer Financial Protection Bureau (the “CFPB”), an agency responsible for, among other things, administering and enforcing the laws and regulations for consumer financial products and services and conducting examinations of large banks and their affiliates for purposes of assessing compliance with the requirements of consumer financial laws.

The Dodd-Frank Act impacts the offering, marketing and regulation of consumer financial products and services offered by financial institutions. The CFPB has supervision, examination and enforcement authority over the consumer financial products and services of certain non-depository institutions and large insured depository institutions and their respective affiliates. See “Material Legal Aspects of the Receivables—Consumer Financial Protection Bureau” in this prospectus. The CFPB has supervisory, examination and enforcement authority over certain non-depository institutions, including those entities that are larger participants of a market for consumer financial products or services, as defined by rule. PFS is subject to the CFPB’s supervision with respect to PFS’ compliance with applicable consumer protection laws. Expanded CFPB jurisdiction over PFS’ business may increase compliance costs and regulatory risks.

Compliance with the implementing regulations under the Dodd-Frank Act and the oversight of the SEC, CFPB or other government entities, as applicable, has imposed costs on, created operational constraints for, and placed limits on pricing of consumer products with respect to finance companies such as the sponsor. Because of the complexity of the Dodd-Frank Act, the ultimate impact of the Dodd-Frank Act and its effects on the financial markets and their participants will not be fully known for an extended period of time. Therefore, requirements imposed by the Dodd-Frank Act may have a significant future impact on the servicing of the receivables, or on the regulation and supervision of the servicer, the sponsor, the depositor, the issuing entity and/or their respective affiliates.

The CFPB has successfully asserted the power to investigate and bring enforcement actions directly against securitization special purpose entities. On December 13, 2021, in an action brought by the CFPB, the U.S. District Court for the District of Delaware denied a motion to dismiss filed by a securitization trust by holding that the trust is a “covered person” under the Dodd-Frank Act because it engages in the servicing of loans, even if through servicers and subservicers. CFPB v. Nat’l Collegiate Master Student Loan Trust, No. 1:17-cv-1323-SB (D. Del.). On February 11, 2022, the district court granted the defendant trusts’ motion to certify that order for an immediate interlocutory appeal and stayed the case pending resolution of any appeal. On April 29, 2022, the Third Circuit Court of Appeals granted the defendant trusts’ petition for an interlocutory appeal, and the oral arguments in connection with the appeal were heard on May 17, 2023. Depending upon the outcome of the appeal, the CFPB may rely on this decision as precedent in investigating and bringing enforcement actions against other trusts, including the issuing entity, in the future.

In February 2022, the CFPB also issued a compliance bulletin stating its position that automobile loan holders and servicers are responsible for ensuring that their repossession-related practices, and the practices of their service providers, do not violate applicable law, and the CFPB also described its intention to hold loan holders and servicers liable for unfair, deceptive, or abusive acts or practices related to the repossession of automobiles. It is possible that the CFPB may bring enforcement actions against securitization trusts holding motor vehicle retail installment sale contracts, such as the issuing entity, and servicers in the future.

On February 23, 2023, the CFPB announced that it had issued an order to nine large auto lenders to provide information about their auto lending portfolios. The CFPB has not made the information requests publicly available but has included a sample request on its website. Based upon this sample request, the CFPB is generally seeking data elements related to originations and servicing. On the originations side, they are looking for information such as purchase price, fees charged, add on products, markup. On the servicing side, the CFPB is requesting data around various performance results (e.g., total losses, bankruptcies, charge offs, repossessions, extensions, or accommodations), and similar information. With respect to collections, they are seeking information about the use of repossession agents, timing for placement, reinstatement or redemption, sales, deficiency balances and charges. While not a direct target of this initial inquiry, PFS could receive something similar in the future from the CFPB or other federal or state governmental agencies as part of separate request or its upcoming examinations.

In addition, the framework for the liquidation of “covered financial companies” or their “covered subsidiaries” may apply to the sponsor or its nonbank affiliates, the issuing entity or the depositor, and, if it were to apply, may result in a repudiation of any of the transaction documents where further performance is required or an automatic stay or similar power preventing the indenture trustee or other transaction parties from exercising their rights. This repudiation power could also affect certain transfers of receivables pursuant to the transaction documents as further described under “Material Legal Aspects of the Receivables—Dodd-Frank Orderly Liquidation Framework—FDIC’s Repudiation Power under OLA” in this prospectus. Application of this framework could materially adversely affect the timing and amount of payments of principal and interest on your notes.

In particular, the Federal Trade Commission (the “FTC”) and state attorneys general have recently increased their scrutiny of motor vehicle dealers and auto lending, particularly with respect to antidiscrimination and deception concerns related to the prices of, and fees charged in connection with, automobile financing, including add-on products such as guaranteed asset protection (“GAP”) insurance and extended warranties. In addition, California has recently enacted a law governing the sale, offering and administration of GAP contracts in connection with retail installment sale contracts. Furthermore, in July 2023, the New York Department of Financial Services issued a letter to regulated automobile lenders and servicers reminding them to credit certain rebates to consumers for ancillary products when automobiles are repossessed or declared a total loss. Finally, on June 23, 2022, the FTC issued a proposed rule that would (i) prohibit motor vehicle dealers from making certain misrepresentations in the course of selling, leasing, or arranging financing for motor vehicles, (ii) require accurate pricing disclosures in dealers’ advertising and sales discussions, (iii) require dealers to obtain consumers’ express, informed consent for charges, (iv) prohibit the sale of any add-on product or service that confers no benefit to the consumer, and (v) require dealers to keep records of advertisements and customer transactions. At this stage, it is unknown whether a final rule will be issued, the exact requirements of any final rule if issued or if any final rule would have a broader potential impact on auto lending practices, including the auto lending practices of PFS.

Further, changes to the regulatory framework in which PFS operates, including, for example, laws or regulations enacted to address the potential impacts of climate change (including laws which may adversely impact the auto industry in particular as a result of efforts to mitigate the factors contributing to climate change) or laws, regulations, executive orders or other guidance enacted in response to the COVID-19 pandemic, increased inflation or a recession or period of economic contraction or volatility could have a significant impact on the servicer, the sponsor, the depositor or the issuing entity and could adversely affect the timing and amount of payments on your notes.

Bankruptcy of PFS, the seller or the depositor could result in delays in payments or losses on your notes.

Following a bankruptcy or insolvency of PFS, the seller or the depositor, a court could conclude that the receivables are owned by PFS, the seller or the depositor, respectively, instead of the issuing entity. This conclusion could be because the court found that any transfer of the receivables was not a true sale or because the court found that the seller, the depositor or the issuing entity should be treated as the same entity as PFS, the seller or the depositor for bankruptcy purposes. If this were to occur, you could experience delays in payments due to you or you may not ultimately receive all amounts due to you as a result of:

•

the automatic stay, which prevents a secured creditor from exercising remedies against a debtor in a bankruptcy without permission from the court, and provisions of the United States Bankruptcy Code that permit substitution of collateral in limited circumstances;

•

tax or government liens on PFS’, the seller’s or the depositor’s property (that arose prior to the transfer of the receivables to the issuing entity) having a prior claim on collections before the collections are used to make payments on the notes; or

•

the fact that the issuing entity and the indenture trustee may not have a perfected security interest in any cash collections of the receivables held by the servicer at the time that a bankruptcy proceeding begins.

Bankruptcy of the issuing entity could result in delays in payments or losses on your notes.

If the issuing entity becomes subject to bankruptcy proceedings, you could experience losses or delays in the payments on your notes as a result of, among other things, the “automatic stay,” which prevents secured creditors from exercising remedies against a debtor in bankruptcy without permission from the court, and provisions of the United States Bankruptcy Code that permit substitution of collateral in limited circumstances.

Financial market disruptions, including as a result of global events, and the absence of a secondary market for the notes could limit your ability to resell your notes.

The securities will not be listed on any securities exchange. If you want to sell your notes you must locate a purchaser that is willing to purchase those notes. The underwriters intend to make a secondary market for the notes. The underwriters will do so by offering to buy the notes from investors that wish to sell. However, the underwriters will not be obligated to make offers to buy the notes or otherwise make a market for any class of notes, and may stop making offers at any time. Further, the underwriters and other broker-dealers may be unable, unwilling or restricted from making a market in the notes due to regulatory requirements or otherwise. A market for the offered notes may not develop, or if one does develop, it may not continue or provide sufficient liquidity. In addition, the prices offered, if any, may not reflect prices that other potential purchasers would be willing to pay, were they to be given the opportunity. In addition, because the offered notes will be in book-entry form, this may reduce their liquidity in the secondary market since certain potential investors may be unwilling to purchase notes for which they cannot obtain physical notes.

Additionally, events in the domestic and global financial markets (including rising inflation and potential instability and volatility as a result of global political and economic events) could affect the performance or market value of your notes and your ability to sell your notes in the secondary market. Recent and continuing events in such markets have caused, and may again cause, a significant reduction in liquidity in the secondary market for asset-backed securities. In particular, asset-backed securities backed by sub-prime receivables and asset-backed securities in the form of subordinate notes have experienced reduced liquidity. Such illiquidity can have a severely adverse effect on the prices of securities that are especially sensitive to prepayment, credit or interest rate risk, such as the notes. As a result, you may not be able to sell your notes when you want to do so or you may not be able to obtain the price that you wish to receive.

THE ISSUING ENTITY HAS ISSUED MULTIPLE CLASSES OF NOTES, AND YOUR NOTES MAY BE MORE SENSITIVE TO LOSSES, BE AFFECTED BY CONFLICTS OF INTEREST BETWEEN CLASSES AND HAVE REDUCED LIQUIDITY OR VOTING POWER BECAUSE OF AN UNKNOWN [ALLOCATION OR] RETENTION OF NOTES.

Subordination of certain classes of notes means that those classes are more sensitive to losses on the receivables and your share of losses may not be proportional.

As described under “The Notes—Payments of Principal”, principal payments on the notes generally will be made to the holders of the notes sequentially so that no principal will be paid on any class of notes until each class of notes with an earlier final scheduled payment date has been paid in full. Additionally, after an event of default and acceleration of the notes, principal on more senior classes of notes will be paid in full prior to principal payments on more junior classes of notes. As a result, a class of notes having a later final scheduled payment date is more likely to suffer the consequences of delinquent payments and defaults on the receivables than the classes of notes having earlier final scheduled payment dates.

Further, if there are insufficient amounts available to pay all classes of notes the amounts they are owed on any payment date or following an acceleration of the notes, delays in payments or losses will be suffered by the most junior outstanding class or classes of notes even as payment is made in full to more senior classes of notes.

[There may be a conflict of interest among classes of notes.

As described elsewhere in this prospectus, the holders of the most senior class of notes then outstanding will make certain decisions with regard to treatment of defaults by the servicer, acceleration of payments on the notes following an event of a default under the indenture and certain other matters, such as a sale of the collateral after an event of default under some circumstances. See “The Indenture—Rights Upon Event of Default” in this prospectus. Because the holders of more senior classes of notes will have different interests than holders of more junior classes of notes when it comes to these matters, you may find that courses of action determined by other noteholders do not reflect your interests but that you are nonetheless bound by the decisions of these other noteholders.]

[The failure to pay interest on the subordinated classes of notes is not an event of default, and the failure to make principal payments on any notes will generally not result in an event of default until the applicable final scheduled payment date.

The indenture provides that failure to pay interest when due on the outstanding subordinated class or classes of notes — for example, for so long as any of the Class A notes are outstanding, the Class B notes, — will not be an event of default under the indenture. Under these circumstances, the holders of the subordinated classes of notes which are not the Controlling Class will not have any right to declare an event of default, to cause the maturity of the notes to be accelerated or to direct or consent to any remedial action under the indenture.

The amount of principal required to be paid to investors prior to the applicable final scheduled payment date set forth in this prospectus generally will be limited to amounts available for that purpose. Therefore, the failure to pay principal of a note generally will not result in an event of default under the indenture until the applicable final scheduled payment date or redemption date for the related class of notes.]

The market value, liquidity and voting power of your notes may be adversely impacted by retention of the notes by the depositor or its affiliates [or by the unknown aggregate initial principal amount of the notes] [and the unknown allocation of Class A-2 notes] [and the unknown allocation between the Class A-3 notes and the Class A-4 notes.]

Some or all of one or more classes of notes may be retained by the depositor or an affiliate of the depositor. Accordingly, the market for such a retained class of notes may be less liquid than would otherwise be the case. In addition, if any retained notes are subsequently sold in the secondary market, demand and market price for notes already in the market could be adversely affected and the voting power of the noteholders of the outstanding notes may be diluted.

[Whether the issuing entity will issue notes with an aggregate initial principal amount of $[    ] or $[    ] is not expected to be known until the day of pricing. PFS will make the determination regarding the aggregate initial principal amount of the notes based on, among other considerations, market conditions at the time of pricing. The size of a class of notes may affect liquidity of that class, with smaller classes being less liquid than a larger class may be. In addition, if your class of notes is larger than you expected, then you will hold a smaller percentage of that class of notes and the voting power of your notes will be diluted.]

[The allocation of the initial principal amount between the Class A-2a notes and the Class A-2b notes will be determined no later than the day of pricing, although the initial principal amount of the Class A-2b notes may not exceed [[    ]% of the aggregate initial principal amount of the Class A-2 notes][$[    ]]. Consequently, the allocation of the principal amount between the Class A-2a notes and the Class A-2b notes may result in any number of possible allocation scenarios, including a scenario in which the entire principal amount of the Class A-2 notes is allocated to the fixed rate Class A-2a notes and none of the amount balance is allocated to the floating rate Class A-2b notes. Therefore, investors should not expect further disclosure of these matters prior to their entering into commitments to purchase these classes of notes.

As the allocated principal amount of the floating rate Class A-2b notes is increased (relative to the corresponding Class A-2a fixed rate notes), there will be a greater amount of floating rate securities issued by the issuing entity, and therefore the issuing entity will have a greater exposure to increases in the floating rate payable on the floating rate notes. For more information on the risks associated with the issuance of floating rate notes, please see “—The issuing entity may issue floating rate notes, but the issuing entity will not enter into any interest rate swaps and you may suffer losses on your notes if interest rates rise” below.]

[The allocation of the principal amount between the Class A-3 notes and the Class A-4 notes may not be known until the day of pricing and may result in any of a number of possible allocation scenarios, and we cannot predict with certainty what portion of the principal amount of the notes will be allocated to the Class A-3 notes and what portion of the principal amount of the notes will be allocated to the Class A-4 notes, although the principal amount of the Class A-3 notes and the Class A-4 notes will equal $[    ] in the aggregate.

In addition, because the aggregate amount of Class A-3 notes and Class A-4 notes is predetermined, the division between the Class A-3 notes and the Class A-4 notes may result in one of such classes being issued in only a very small principal amount, which may reduce the liquidity of such class of notes.]

RISKS RELATED TO THE ISSUANCE OF A FLOATING RATE CLASS OF NOTES AND THE UNCERTAINTY REGARDING [INSERT APPLICABLE FLOATING RATE BENCHMARK] COULD ADVERSELY AFFECT THE ABILITY OF THE ISSUING ENTITY TO MAKE PAYMENTS AND THE RETURN ON YOUR NOTES.

[The issuing entity may issue floating rate notes, but the issuing entity will not enter into any interest rate swaps and you may suffer losses on your notes if interest rates rise.

The receivables sold to the issuing entity on the closing date will bear interest at a fixed rate, while any floating rate notes will bear interest at a floating rate based on [insert applicable floating rate benchmark] plus an applicable spread. Even though the issuing entity may issue floating rate notes, it will not enter into any interest rate swaps or interest rate caps in connection with the issuance of the notes.

If the floating rate payable by the issuing entity increases to the point where the amount of interest and principal due on the notes, together with other fees and expenses payable by the issuing entity, exceeds the amount of collections and other funds available to the issuing entity to make such payments, the issuing entity may not have sufficient funds to make payments on the notes. If the issuing entity does not have sufficient funds to make payments, you may experience delays or reductions in the interest and principal payments on your notes.

If market interest rates rise or other conditions change materially after the issuance of the notes, you may experience delays or reductions in interest and principal payments on your notes. The issuing entity will make payments on any floating rate notes out of its generally available funds—not solely from funds that are dedicated to such floating rate notes. Therefore, an increase in market interest rates would reduce the amounts available for distribution to holders of all notes, not just the holders of such floating rate notes, and a decrease in market interest rates would increase the amounts available to the holders of all notes.]

[Negative benchmark rates would reduce the rate of interest on the Class [A-2b] notes.]

[The interest rate to be borne by the Class [A-2b] notes is based on a spread over [insert applicable floating rate benchmark]. Changes in [insert applicable floating rate benchmark] will affect the rate at which the Class [A-2b] notes accrue interest and the amount of interest payments on the Class [A-2b] notes. To the extent that [insert applicable floating rate benchmark] decreases below 0.00% for any interest accrual period, the rate at which the Class [A-2b] notes accrue interest for such interest accrual period will be reduced by the amount by which [insert applicable floating rate benchmark] is negative, provided that the interest rate on the Class [A-2b] notes for any interest accrual period will not be less than 0.00%. A negative [insert applicable floating rate benchmark] rate could result in the interest rate applied to the Class [A-2b] notes decreasing to 0.00% for the related interest accrual period.]

[[Insert applicable benchmark rate] is a relatively new reference rate that may be more volatile than other benchmark or market rates [and its composition and characteristics are not the same as LIBOR].

[Very limited market precedent exists for securities that use [insert applicable floating rate benchmark] as the interest rate [and the method for calculating an interest rate based upon [insert applicable floating rate benchmark] in those precedents varies].

The composition and characteristics of [insert applicable floating rate benchmark] are not the same as those of LIBOR. [Insert description of differences between benchmark rate and LIBOR.] As a result, there can be no assurance that [insert applicable floating rate benchmark] will perform in the same way as LIBOR would have at any time, including, without limitation, as a result of changes in interest and yield rates in the market, market volatility or global or regional economic, financial, political, regulatory, judicial or other events.

In addition, if [insert applicable floating rate benchmark] does not prove to be widely used as a benchmark in securities that are similar or comparable to the Class A-2b notes, the return on and value of the Class A-2b notes and the trading price of the Class A-2b notes may be lower than those of securities that are linked to rates that are more widely used. Similarly, market terms for floating-rate debt securities linked to the return on and value of the Class A-2b notes may evolve over time, and trading prices of the Class A-2b notes may be lower than those of later-issued [insert applicable floating rate benchmark]-based debt securities as a result. Investors in the Class A-2b notes may not be able to sell the Class A-2b notes at all or may not be able to sell the Class A-2b notes at prices that will provide them with a yield comparable to similar investments that have a developed secondary market, and may consequently suffer from increased pricing volatility and market risk.]]

CERTAIN TAX ASPECTS RELATING TO THE ISSUING ENTITY, THE GRANTOR TRUST AND THE NOTES MAY ADVERSELY AFFECT THE RETURN ON YOUR NOTES AND THE MARKET VALUE AND LIQUIDITY OF YOUR NOTES.

There is a risk of a taxable deemed exchange of notes if the transaction documents are amended.

The transaction documents, under certain circumstances, allow for supplemental indentures and amendments. It is possible that such supplemental indentures or amendments, if they were treated as “significant modifications,” could result in a taxable deemed exchange of the notes for U.S. federal income tax purposes. This could result in gain or loss recognition for noteholders, and could potentially result in OID with respect to the notes following such modification.

One or more classes of notes may be issued with original issue discount for federal tax purposes.

One or more classes of notes may be issued with original issue discount (“OID”) for U.S. federal income tax purposes. A U.S. noteholder generally will be required to accrue OID on a current basis as ordinary income and pay tax accordingly, even before such U.S. noteholder receives cash attributable to that income and regardless of such U.S. noteholder’s method of tax accounting. In addition, if the issuing entity was to become subject to a bankruptcy, holders of any note issued with OID may receive a lesser amount for their claim than they would have been entitled to receive under the indenture. Any such claim by the holder of such note may be limited to an amount equal to the sum of (i) the original issue price for such note and (ii) that portion of the OID that does not constitute “unmatured interest” for purposes of the Bankruptcy Code. As such, any OID that was not amortized as of the date of such bankruptcy filing may constitute unmatured interest that is not available for payment to the holder of such note. Additionally, it is unclear whether the rules of Section 1272(a)(6) of the Internal Revenue Code of 1986, as amended (the “Code”) would apply to notes that were issued with OID, and it is possible that the issuing entity may use these rules in constructing an OID schedule. See “Material Federal Income Tax Consequences—The Notes—Original Issue Discount.”

A Non-U.S. person’s investment in the notes could be treated as being engaged in a U.S. trade or business on account of their own activities.

As noted in this prospectus, the notes are treated by the issuing entity and investors as debt instruments for U.S. federal income tax purposes. Certain activities undertaken or performed by Non-U.S. Persons in the United States (including in certain circumstances through agents) could constitute engaging in a U.S. trade or business (within the meaning of Section 864 of the Internal Revenue Code of 1986, as amended), which may give rise to income that is effectively connected with the conduct of such a U.S. trade or business and is subject to federal and state net income taxation (and requires the filing of tax returns with the United States). These activities could include the lending of money, origination of loans and financing, or extension of credit. The determination of whether a person is engaged in a trade or business within the United States is based on a highly factual analysis that takes into account all facts and circumstances. There is no direct guidance provided as to which activities constitute being engaged in a trade or business and it is not certain how a court would construe the existing indirect authorities. Furthermore, the precise contours of the so-called “securities safe harbor” under Section 864(b)(2) of the Internal Revenue Code of 1986, as amended is similarly unclear. Therefore, prospective investors that are Non-U.S. Persons are encouraged to consult their own tax advisors to determine their treatment under these rules in respect to an investment in a note.

USE OF PROCEEDS

The depositor will use the net proceeds from the offering of the notes to:

•	purchase the receivables from the seller; and

•	[deposit the pre-funded amount, if any, into the pre-funding account; and] make the initial deposit into the reserve account.

The depositor or its affiliates will also use a portion of the net proceeds of the offering of the notes to pay their respective debts, including warehouse debt, secured by the receivables prior to their transfer to the issuing entity, and for general purposes. Any such debt may be owed [to the owner trustee, the indenture trustee or] to one or more of the underwriters or their affiliates or entities for which their respective affiliates act as administrator and/or provide liquidity lines, so a portion of the proceeds that is used to pay debt may be paid to [one or more of] the underwriters, [the indenture trustee,] [the owner trustee,] and/or their respective affiliates.

THE ISSUING ENTITY

Limited Purpose and Limited Assets

Porsche Financial Auto Securitization Trust 20[•]-[•] (the “issuing entity”) is a [statutory trust formed on [__________] [•], 20[•], under the laws of the State of Delaware] by the depositor for the purpose of owning the receivables and issuing the notes. The issuing entity will be established and operated pursuant to a trust agreement. PFS will be the “administrator” of the issuing entity. The issuing entity will also issue [one or more] non-interest bearing certificates [in a nominal aggregate principal amount of $[100,000]], which represent the beneficial interest in the issuing entity and are not offered hereby. Only the notes are being offered hereby, but the depositor may transfer all or a portion of the certificates to an affiliate or sell all or a portion of the certificates on or after the closing date. [However, the portion of the certificates retained by the depositor or another majority-owned affiliate of PFS to satisfy U.S. credit risk retention rules will not be sold, transferred, subjected to any credit mitigation or hedged except as permitted under, or in accordance with, those rules. See “The Sponsor—Credit Risk Retention”. On each payment date, the holder of the certificates (the “certificateholders”) will be entitled to any available funds remaining on that payment date after all deposits and distributions of a higher priority have been made, as described in “The Transfer Agreements and Administration Agreement—Priority of Payments” in this prospectus.

The issuing entity will engage in only the following activities:

•	issuing the notes and the certificate;

•	making payments on the notes and distributions on the certificate;

•	selling, transferring and exchanging the notes and the certificate to the depositor;

•	acquiring and holding the receivables and other assets of the issuing entity;

•	making deposits to and withdrawals, directly or indirectly, from the trust accounts;

•	paying the organizational, start-up and transactional expenses of the issuing entity;

•	pledging the receivables and other assets of the issuing entity pursuant to the indenture;

•	entering into and performing its obligations under the transfer agreements, the administration agreement and the indenture; and

•

taking any action necessary, suitable or convenient to fulfill the role of the issuing entity in connection with the foregoing activities or are incidental thereto or connected therewith or engaging in other activities as may be required in connection with conservation of the assets of the issuing entity and the making of payments on the notes and distributions on the certificate.

The issuing entity’s principal offices are in [________], Delaware, in care of [____________], as owner trustee, at the address listed in “The Trustees—The Owner Trustee” below. The issuing entity’s fiscal year ends on December 31st.

The issuing entity’s trust agreement, including its permissible activities, may be amended in accordance with the procedures described in “The Transfer Agreements and the Administration Agreement—Amendment Provisions” in this prospectus.

Capitalization and Liabilities of the Issuing Entity

The following table illustrates the expected assets of the issuing entity as of the closing date:

Receivables(1)	$	[•]
[Pre-Funding Account – Initial Balance]	$	[•]
Reserve Account – Initial Balance(2)	$	[•]

Total	$	[•]

(1)	[Adjusted] Pool Balance as of the cut-off date.
(2)

The initial reserve account balance may be increased or decreased, on or before the day of pricing, pro rata based on the initial Note Balance. To be an amount not less than [•]% of the [Adjusted] Pool Balance as of the cut-off date.

The following table illustrates the expected capitalization and liabilities of the issuing entity as of the closing date(1):

Class A-1 Notes		$	[•]
Class A-2a Notes	}	$	[•]
Class A-2b Notes
Class A-3 Notes		$	[•]
Class A-4 Notes		$	[•]
Yield Supplement Overcollateralization Amount		$	[•]
Overcollateralization(2)		$	[•]

Total		$	[•]

(1)	[All or a portion of one or more of the classes of notes offered hereby may be initially retained by the depositor or an affiliate thereof.]
(2)	In addition to the yield supplement overcollateralization amount.

The Issuing Entity Property

The notes will be collateralized by the issuing entity property. The primary assets of the issuing entity will be the receivables, which are amounts owed by individuals under motor vehicle retail installment sale contracts [and/or installment loans] with respect to new or used automobiles or sport utility vehicles originated by motor vehicle dealers and purchased by PFS directly from such motor vehicle dealers. We refer to PFS as the “originator”.

The issuing entity property will consist of all the right, title and interest of the issuing entity in and to:

•

the receivables acquired by the issuing entity from the depositor on the closing date [and on each funding date] and payments made on the receivables [on or] after the close of business on the [initial] cut-off date [and related subsequent cut-off date, as applicable];

•	the security interests in the financed vehicles;

•	all receivable files relating to the motor vehicle retail installment sale contracts [and/or installment loans] evidencing the receivables;

•	any other property securing the receivables;

•	all rights of the originator under agreements with dealers relating to the receivables;

•

rights to any proceeds from (1) claims on any theft and physical damage insurance policy maintained by an obligor under a receivable providing coverage against loss or damage to or theft of the related financed vehicle or (2) claims on any credit life or credit disability insurance payable in connection with any receivable (if such receivable became a Defaulted Receivable after the close of business on the cut-off date);

•

amounts on deposit in the accounts owned by the issuing entity and all cash, investment property and other property from time to time credited thereto and all proceeds thereof (including any investment earnings on amounts on deposit therein);

•	rights of the issuing entity under the sale and servicing agreement and the administration agreement and of the depositor, as buyer, under the purchase agreement; and

•	the proceeds of any and all of the above.

The issuing entity will pledge the issuing entity property to the indenture trustee under the indenture. For a description of the sale and transfer of the issuing entity property as well as the creation, perfection and priority status of the security interest in that property in favor of the issuing entity, see “The Transfer Agreements and the Administration Agreement—Sale and Assignment of Receivables and Related Security Interests.”

The issuing entity will not engage in any activity other than acquiring and holding the related receivables and the issuing entity property, issuing the related securities, distributing payments in respect thereof and any other activities described in this prospectus and in the trust agreement of the issuing entity. The issuing entity will not acquire any receivables or assets other than the issuing entity property.

THE TRUSTEES

The Owner Trustee

[[__________] will act as “owner trustee” under the trust agreement. [__________] is a [__________] existing under the laws of [__________] authorized to exercise trust powers. The owner trustee maintains its principal office at [__________]. [__________] has served and currently is serving as owner trustee for numerous securitization transactions and programs involving pools of motor vehicle receivables.]

The owner trustee’s liability in connection with the issuance and sale of the notes is limited solely to the express obligations of the owner trustee set forth in the trust agreement. The owner trustee is not affiliated with PFS or any of its affiliates. The servicer, the seller, the depositor and their affiliates may maintain normal commercial banking or investment banking relations with the owner trustee and its affiliates in the ordinary course of business. The owner trustee will be paid a fee for its services as described under “The Transfer Agreements and the Administration Agreement—Fees and Expenses” and will be indemnified against specified losses, liabilities or expenses incurred by the owner trustee in connection with the transaction documents, in each case by the issuing entity to the extent of Available Funds available therefor, as described under “The Transfer Agreements and the Administration Agreement—Priority of Payments” and “The Indenture—Priority of Payments May Change Upon an Event of Default” in this prospectus. To the extent these fees and indemnification amounts are not paid by the issuing entity, they will be payable by the servicer.

[The owner trustee is an affiliate of one of the underwriters.]

For a description of the roles and responsibilities of the owner trustee, see “—Role of the Owner Trustee and the Indenture Trustee” below.

Resignation or Removal of the Owner Trustee

The owner trustee may resign at any time, in which event the depositor and the administrator, acting jointly, will be obligated to appoint a successor owner trustee within thirty (30) days. The depositor or the administrator will remove the owner trustee if the owner trustee ceases to be eligible to continue as such under the trust agreement or if the owner trustee becomes insolvent or is otherwise incapable of acting. In such circumstances, the depositor and the administrator, acting jointly, will be obligated to appoint a successor owner trustee. Any resignation or removal of the owner trustee and appointment of a successor owner trustee does not become effective until acceptance of the appointment by the successor owner trustee for such issuing entity and payment of all fees, expenses and indemnities (including any attorneys’ fees and other legal costs and expenses incurred in connection with any petition for appointment of a successor owner trustee) owed to the outgoing owner trustee.

For a further description of the roles and responsibilities of the owner trustee, see “—Role of the Owner Trustee and the Indenture Trustee” below. For a description of provisions governing the limitation of liability and indemnity provisions applicable to the owner trustee, see “The Transfer Agreements and the Administration Agreement—Indemnification of the Indenture Trustee and the Owner Trustee” in this prospectus.

The Indenture Trustee

[[__________], a [__________], is the “indenture trustee” under the indenture for the benefit of the noteholders. ]

[The indenture will be administered from the indenture trustee’s corporate trust office located at [__________].]

[[__________] has provided corporate trust services since [●]. As of [__________], 20[●], [__________] was acting as trustee with respect to over [●] issuances of securities with an aggregate outstanding principal amount of over $[●] trillion. This portfolio includes corporate and municipal bonds, mortgage-backed and asset-backed securities and collateralized debt obligations.]

[The indenture trustee will make each monthly statement available to the noteholders via the indenture trustee’s internet website at [__________]. Noteholders with questions may direct them to the indenture trustee’s bondholder services group at (___) ___-____.]

[As of [__________], 20[●], [__________] was acting as indenture trustee, registrar and paying agent on [●] issuances of automobile receivables-backed securities with an outstanding aggregate principal amount of approximately $[●].]

[The indenture trustee is an affiliate of one of the underwriters.]

The indenture trustee’s duties are limited to those duties specifically set forth in the indenture. [__________] is not affiliated with PFS or any of its affiliates. The servicer, the seller, the depositor and their affiliates may maintain normal commercial and investment banking relations with the indenture trustee and its affiliates in the ordinary course of business. The indenture trustee will be paid a fee for its services as described under “The Transfer Agreements and the Administration Agreement—Fees and Expenses” and will be indemnified against specified losses, liabilities or expenses incurred by the indenture trustee in connection with the transaction documents, in each case by the issuing entity to the extent of Available Funds available therefor, as described under “The Transfer Agreements and the Administration Agreement—Priority of Payments” and “The Indenture—Priority of Payments May Change Upon an Event of Default” in this prospectus. To the extent these fees and indemnification amounts are not paid by the issuing entity, they will be payable by the servicer.

For a description of the provisions governing resignation and removal of the indenture trustee, see “The Indenture—Resignation or Removal of the Indenture Trustee” in this prospectus. For a description of provisions governing the limitation of liability and indemnity provisions applicable to the indenture trustee, see “The Transfer Agreements and the Administration Agreement—Indemnification of the Indenture Trustee and the Owner Trustee” in this prospectus.

For a further description of the roles and responsibilities of the indenture trustee, see “—Role of the Owner Trustee and the Indenture Trustee”, “The Indenture” and “The Transfer Agreements and the Administration Agreement” in this prospectus.

Role of the Owner Trustee and the Indenture Trustee

Neither the owner trustee nor the indenture trustee will make any representations as to the validity or sufficiency of the sale and servicing agreement, trust agreement, administration agreement, indenture, asset representations review agreement, the securities or any receivables or related documents. As of the closing date, neither the owner trustee nor the indenture trustee will have examined the receivables. If no event of default has occurred under the indenture, the owner trustee and indenture trustee will be required to perform only those duties specifically required of them under the sale and servicing agreement, trust agreement, administration agreement or indenture, as applicable. Generally, those duties are limited to the receipt of the various certificates, reports or other instruments required to be furnished to the owner trustee or indenture trustee under the sale and servicing agreement, trust agreement, administration agreement, or indenture, as applicable, and the making of payments or distributions to noteholders and certificateholders in the amounts specified in certificates provided by the servicer.

The owner trustee will be under no obligation to exercise any of the issuing entity’s powers or powers vested in it by the sale and servicing agreement, trust agreement or indenture, or other related documents as applicable, or to make any investigation of matters arising thereunder or to institute, conduct or defend any investigation, proceeding or litigation thereunder or in relation thereto at the request, order or direction of any of the certificateholders, unless those certificateholders have offered to the owner trustee security or indemnity reasonably satisfactory to it against the reasonable costs, expenses and liabilities which may be incurred therein or thereby. Under no circumstances will the owner trustee be required to take, expend or risk its own funds or to take any action at the direction of the noteholders or certificateholders if it will determine or be advised by counsel that such action is contrary to the transaction documents or applicable law.

The indenture trustee will be under no obligation to exercise any of the issuing entity’s powers or powers vested in it by the sale and servicing agreement, trust agreement or indenture, as applicable, or to make any investigation of matters arising thereunder or to institute, conduct or defend any investigation, proceeding or litigation thereunder or in relation thereto at the request, order or direction of any of the noteholders (other than requests, demands or directions relating to an asset representations review as described under “The Transfer Agreements and the Administration Agreement—Asset Representations Review” or to the investors’ rights to communicate with other investors described under “The Indenture— Noteholder Communication; List of Noteholders”), unless those noteholders have offered to the indenture trustee security or indemnity reasonably satisfactory to the indenture trustee against the reasonable costs, expenses and liabilities which may be incurred by it, its agents and its counsel in compliance with such request or direction. Under no circumstances will the indenture trustee be required to take, expend or risk its own funds or to take any action at the direction of the noteholders or certificateholders if it will determine or be advised by counsel that such action is contrary to the transaction documents or applicable law.

The owner trustee and indenture trustee, and any of their affiliates, may hold securities in their own names. In addition, for the purpose of meeting the legal requirements of local jurisdictions or for the enforcement or conflict of interest matters, the owner trustee and indenture trustee, in some circumstances, acting jointly with the depositor or the administrator, respectively, will have the power to appoint co-trustees or separate trustees of all or any part of the issuing entity property. In the event of the appointment of a co-trustee, any rights, powers, duties and obligations of the owner trustee or indenture trustee under the transaction documents that are conferred upon the co-trustee will be exercised or performed singly by the co-trustee subject to applicable direction.

The servicer, the seller and the depositor and their affiliates may maintain other banking relationships with the owner trustee and indenture trustee in the ordinary course of business.

The owner trustee and indenture trustee will be entitled to certain fees and indemnities described under “The Transfer Agreements and the Administration Agreement—Fees and Expenses” and “—Indemnification of the Indenture Trustee and the Owner Trustee” in this prospectus.

THE DEPOSITOR

The “depositor”, Porsche Auto Funding LLC, a Delaware limited liability company, was formed on April 20, 2011. The depositor is a wholly owned special purpose subsidiary of the seller. The principal place of business of the depositor is at One Porsche Drive, Atlanta, Georgia 30354. You may also reach the depositor by telephone at (770) 290-2004.

The depositor was organized solely for the limited purposes of acquiring beneficial interests in portfolios of motor vehicle leases and the related leased vehicles, acquiring motor vehicle loans and motor vehicle installment sale contracts and associated rights, issuing or selling securities and engaging in related transactions. The depositor’s limited liability company agreement limits the activities of the depositor to the foregoing purposes and to any activities incidental to and necessary for these purposes. Since its inception, the depositor has been engaged in these activities solely as (i) the purchaser of beneficial interests in portfolios of motor vehicle leases and the related leased vehicles from the seller pursuant to purchase agreements, (ii) the depositor of beneficial interests in portfolios of motor vehicle leases and the related leased vehicles pursuant to sale agreements, (iii) the purchaser of receivables from the seller pursuant to purchase agreements, (iv) the transferor of motor vehicle loans and motor vehicle installment sale contracts to securitization trusts pursuant to sale and servicing agreements, (v) the depositor that formed various securitization trusts pursuant to trust agreements and (vi) the entity that executes note purchase agreements and purchase agreements in connection with issuances of asset-backed securities.

THE SPONSOR

Porsche Financial Services, Inc. (“PFS”) was incorporated in the State of Delaware in 1991 and is an affiliate of Porsche Cars North America, Inc. (“PCNA”). The principal activity of PFS is acting as a U.S. finance source for PCNA’s franchised dealers, including purchasing retail installment sales contracts and leases from Porsche dealers. Both PFS and PCNA are indirect, wholly owned subsidiaries of Dr. Ing. h.c. F. Porsche Aktiengesellschaft (“Porsche AG”). The principal place of business of PFS is at One Porsche Drive, Atlanta, Georgia 30354. You may also reach PFS by telephone at (770) 290-2004.

PFS’ experience in and overall procedures for originating or acquiring receivables is described in “Origination and Servicing Procedures” in this prospectus. [PFS has been engaged in the securitization of motor vehicle retail installment [and/or installment loans] sale contracts since [•].] The securitization transaction contemplated by this prospectus is the [•] term securitization of motor vehicle retail installment [and/or installment loans] sale contracts sponsored by PFS.

PFS has participated in the structuring of the transaction described in this prospectus and has originated the receivables to be assigned to the issuing entity. PFS is responsible for servicing the receivables included in the receivables pool as described below under “The Servicer”. PFS is also the administrator of the issuing entity.

[No securitization sponsored by PFS has defaulted or experienced an early amortization triggering event. In some previous transactions that were fully insured as to principal and interest by bond insurers, there have been instances in which one or more receivable performance thresholds (relating to net losses, extensions and/or delinquencies) and/or financial covenants that were negotiated privately with insurers were exceeded. All consequences of exceeding those thresholds have been waived and/or cured and/or the triggers or covenants have been modified, in each case by the applicable bond insurer.]

Credit Risk Retention

Pursuant to the credit risk retention rules, 17 C.F.R. Part 246, PFS, as the sponsor, is required to retain an economic interest in the credit risk of the securitized receivables, either directly or through one or more majority-owned affiliates. PFS intends to satisfy this obligation with [a combination of] an [“eligible vertical interest”] [and an] [“eligible horizontal residual interest”] [and an eligible horizontal cash reserve account] [aggregate] in the form of its retention [by the depositor][by PFS] of an amount equal to at least 5% of [the initial principal amount] of each class of notes, and retention by the depositor, its wholly owned affiliate, of at least 5% of the initial principal amount of certificates issued by the issuing entity on the closing date.] Pursuant to Regulation RR, the depositor or any other holder is required to retain the “eligible horizontal residual interest” and may not transfer (except to PFS or another majority-owned affiliate of PFS) such interest until the latest of two years after the closing date, the date the

Net Pool Balance is 33% or less of the initial Net Pool Balance, or the date the aggregate principal amount of the notes is 33% or less of the initial principal amount of the notes. PFS, the depositor and their affiliates may not hedge or finance the “eligible horizontal residual interest” during this period except as permitted under applicable law. The depositor may transfer all or any portion of the “eligible horizontal residual interest” to PFS or another majority-owned affiliate of PFS on or after the closing date.

[Retained vertical interest: The retained eligible vertical interest will take the form of at least [•]% of each class of notes and certificates issued by the issuing entity, though PFS or one or more of its majority-owned affiliates may retain more than [•]% of one or more classes of notes or of the certificates. The material terms of the notes are described in this prospectus under “The Notes”. The notes of each class retained by PFS or one or more of its majority-owned affiliates as part of the “eligible vertical interest” will have the same terms as all other notes in that class, except that such retained notes will not be included for purposes of determining whether a required percentage of any class of notes have taken any action under the indenture or any other transaction document, as described in “The Notes—Notes Owned by Transaction Parties.” As described under “The Transfer Agreements and the Administration Agreement—Priority of Payments” and “The Transfer Agreements and the Administration Agreement—Priority of Payments May Change Upon an Event of Default” in this prospectus, distributions to holders of the issuing entity’s certificates on any payment date are subordinated to all payments of principal and interest on the notes by the issuing entity. On any payment date on which the issuing entity has insufficient funds to make all of the distributions described under “The Transfer Agreements and the Administrative Agreement—Priority of Payments”, any resulting shortfall will, through operation of the priority of payments, reduce amounts distributable to the holders of the certificates prior to any reduction in the amounts payable for interest on, or principal of, any class of notes. The other material terms of the certificates are described in this prospectus under “Summary of Terms—The Certificates.”

In accordance with Regulation RR, if the amount of the eligible vertical interest retained at closing is materially different from the amount described above, within a reasonable time after the closing date we will disclose that material difference. [This disclosure will be [made on Form 8-K filed under the CIK number of the depositor][included in the first 10-D filed by the depositor after the closing date].]

[Retained horizontal interest: The residual interest retained by the depositor is structured to be an “eligible horizontal residual interest” and will take the form of [depositing an amount equal to $[___] into a risk retention reserve account] [retaining the issuing entity’s certificates.]

[The fair value of the eligible horizontal residual interest is expected to represent at least 5% of the sum of the fair value of the notes and the certificates on the closing date.]

PFS expects the certificate to have an approximate fair value, as of the closing date, of between $[●] and $[●], which is between [●]% and [●]% of the fair value, as of the closing date, of all of the notes and the certificate issued by the issuing entity on the closing date.

The certificate represents a 100% beneficial interest in the issuing entity.

The [expected]* fair value of the notes and the certificate is summarized below:

*	The bracketed term “expected” will be used for the preliminary prospectus as the final pricing information including the final prospectus will be used to calculate the actual fair value.

Class of Notes	Expected Fair Value or Range of Fair Values (in dollars)			Expected Range of Fair Values (as a percentage)
Class A-1 Notes	$	[__	]	[__]% to [__]%
Class A-2[a] Notes	$	[__	]	[__]% to [__]%
[Class A-2b Notes]	$	[__	]	[__]% to [__]%
Class A-3 Notes	$	[__	]	[__]% to [__]%
Class A-4 Notes	$	[__	]	[__]% to [__]%
[Class B Notes]	$	[__	]	[__]% to [__]%
Certificate	$	[__	]	[__]% to [__]%
Total		$[__] to $[__]		100.00%

PFS and the depositor will use a fair value measurement framework under generally accepted accounting principles to calculate the fair value of the notes and certificate. The fair value of the notes will be assumed to be equal to the initial principal amount of the notes, or par. An internal valuation model using discounted cash flow analysis will be used to calculate fair value of the certificate.

The fair value measurement framework will consider various inputs including (i) quoted prices for identical instruments, (ii) quoted prices for similar instruments, (iii) current economic conditions, including interest rates and yield curves, (iv) experience with similar receivables in PFS’ managed retail portfolio and prior securitized pools, including prepayments, net losses and recoveries based on information for receivables similar to the receivables sold to the issuing entity on the closing date, and (v) management judgment about the assumptions market participants would use in pricing the instrument.

The expected fair value of the notes is assumed to be equal to the initial principal amount of the notes, or par. Interest is assumed to accrue on each class of notes consistent with the ranges of per annum coupon rates set forth in the table below:

Class of Notes	Range of Assumed Interest Rates
Class A-1 Notes	[__]% to [__]%
Class A-2[a] Notes	[__]% to [__]%
[Class A-2b Notes]	[__]% to [__]%
Class A-3 Notes	[__]% to [__]%
Class A-4 Notes	[__]% to [__]%
[Class B Notes]	[__]% to [__]%

These interest rate ranges are estimated based on recent pricing of notes issued in similar securitization transactions and market-based expectations for interest rates and credit risk.

To calculate the expected fair values of the certificate, PFS used an internal valuation model. This model projects future interest and principal payments of the pool of receivables, the interest and principal payments on the notes, and any other fees and expenses payable by the issuing entity. The resulting cash flows to the certificate are discounted to present value based on a discount rate that reflects the credit exposure to these cash flows. In completing these calculations, PFS made the following assumptions:

•

interest accrues on the notes at the per annum rates described above. [In determining the interest payments on the floating rate Class A-2b notes, [insert applicable floating rate benchmark] is assumed to reset consistent with the applicable forward rate curve as of [___], 20[__]];

•	except as otherwise described in this section, principal and interest cash flows for the receivables are calculated using the assumptions as described in “Weighted Average Life of the Notes;”

•	receivables prepay at a [___]% ABS rate based on amortization resulting from voluntary prepayments;

•	cumulative net losses on the receivables, as a percentage of the initial Net Pool Balance will be approximately [__]% and the losses will be incurred based on the following timing curve:

Month	Cumulative Net Loss		Month	Cumulative Net Loss
1	[	]%	19	[	]%
2	[	]%	20	[	]%
3	[	]%	21	[	]%
4	[	]%	22	[	]%
5	[	]%	23	[	]%
6	[	]%	24	[	]%
7	[	]%	25	[	]%
8	[	]%	26	[	]%
9	[	]%	27	[	]%
10	[	]%	28	[	]%
11	[	]%	29	[	]%
12	[	]%	30	[	]%
13	[	]%	31	[	]%
14	[	]%	32	[	]%
15	[	]%	33	[	]%
16	[	]%	34	[	]%
17	[	]%	35	[	]%
18	[	]%	36	[	]%

•	certificate cash flows are discounted at [__]%; and

•	the depositor will exercise its option to purchase the receivables on the earliest payment date it is permitted to do so.

PFS developed these inputs and assumptions by considering the following factors:

•	ABS rate – estimated considering the composition of the receivables, the performance of PFS’ prior securitized pools and more recent originations,

•

Cumulative net loss rate – estimated using assumptions for both the magnitude of lifetime cumulative net losses and the shape of the cumulative net loss curve. The lifetime cumulative net loss assumption was developed considering the composition of the receivables, the performance of PFS’ prior securitized pools and more recent originations, trends in used vehicle values, economic conditions, and the cumulative net loss assumptions of the Hired Agencies. Default and recovery rate estimates are included in the cumulative net loss assumption, and

•

Discount rate applicable to the residual cash flows – estimated to reflect the credit exposure to the residual cash flows. Due to the lack of an actively traded market in residual interests, the discount rate was derived from both quantitative factors, such as prevailing market rates of return for similar instruments, and qualitative factors that consider the subordinate nature of the first-loss exposure.

PFS believes that the inputs and assumptions described above include the inputs and assumptions that could have a material impact on the fair value calculation or a prospective noteholder’s ability to evaluate the fair value calculation. The expected fair value of the notes and the certificate was calculated based on the assumptions described above. You should be sure you understand these assumptions when considering the fair value calculation.

The methodology described above was used to determine the estimated fair value of the eligible horizontal residual interest retained on the closing date by the depositor. In accordance with Regulation RR, within a reasonable time after the closing date, PFS will disclose the actual fair value of the eligible horizontal residual interest retained based on the final pricing information and bond structure, as well as the fair value of the eligible horizontal residual interest required to be retained under Regulation RR. In addition, to the extent the valuation methodology used with respect to the eligible horizontal residual interest actually retained, or any of the key inputs and assumptions used therein, differ materially from those set forth above, we will disclose those material differences.

PFS will recalculate the fair value of the notes and the issuing entity’s certificates following the closing date to reflect the issuance of the notes and any material changes in the methodology or inputs and assumptions described above. The fair value of the certificates as a percentage of the sum of the fair value of the notes and the certificates and as a dollar amount, in each case, as of the closing date, will be included in the first periodic report on Form 10-D filed by the depositor after the closing date, together with a description of any material changes in the method or inputs and assumptions used to calculate the fair value. Because all of the issuing entity’s certificates are expected to be retained by the depositor or another majority-owned affiliate of PFS on the closing date, the first periodic report on Form 10-D filed by the depositor after the closing date will also disclose the portion of the issuing entity’s certificates being retained to satisfy the requirements of Regulation RR.

In addition the depositor may retain some or all of one or more of the classes of notes.

As described under “The Transfer Agreements and the Administration Agreement—Priority of Payments” and “The Indenture—Priority of Payments May Change Upon an Event of Default” below, payments to certificateholders on any payment date are subordinated to all payments of principal and interest on the notes by the issuing entity. In accordance with the requirements for an “eligible horizontal residual interest” under Regulation RR, on any payment date on which the issuing entity has insufficient funds to make all of the distributions described under “The Transfer Agreements and the Administration Agreement—Priority of Payments” and “The Indenture—Priority of Payments May Change Upon an Event of Default”, any resulting shortfall will, through operation of the priority of payments, reduce amounts payable to the certificateholders prior to any reduction in the amounts payable for interest on, or principal of, any class of notes. The material terms of the notes are described in this prospectus under “The Notes,” and the other material terms of the certificates are described in this prospectus under “The Issuing Entity—Capitalization and Liabilities of the Issuing Entity.”

[Notwithstanding the foregoing, neither PFS nor any of its affiliates nor any other party will undertake, or intends, to retain an interest in the transaction for purposes of complying with the risk retention requirements now or hereafter in effect in the EU, the UK, Japan or any other non-U.S. jurisdiction, or to take any other action or refrain from taking any action for purposes of complying, or facilitating or enabling compliance by investors in the notes, with the requirements of any law or regulation now or hereafter in effect in the EU, the UK, Japan or any other non-U.S. jurisdiction in relation to due diligence and monitoring, transparency, credit granting standards or any other conditions with respect to investments in securitization transactions.]

[Risk Retention Reserve Account: On or prior to the closing date, the issuing entity will establish an eligible account in the name of the indenture trustee for the benefit of the noteholders. The risk retention reserve account is structured to be an “eligible horizontal cash reserve account” and will be funded on the closing date by the retention of a portion of the purchase price for the notes in the amount equal to $[____]. Funds on deposit in the risk retention reserve account may not be used to pay the servicing fee, as long as PFS or an affiliate of PFS is the servicer. For all other purposes, the risk retention reserve account may be used to make any payments that are due as described under “The Transfer Agreements and the Administration Agreement—Priority of Payments” in this prospectus but are otherwise unpaid, including each of the notes on the related final scheduled payment date to the extent Collections on the receivables are insufficient to make such payments.]

[PFS or the depositor may transfer all or a portion of [the “eligible vertical interest”] [and] [the eligible horizontal residual interest] to PFS or another majority-owned affiliate of PFS [on or] after the closing date.]

[PFS or its majority-owned affiliate will no longer be required to hold the [eligible vertical interest] [eligible horizontal residual interest] upon the latest to occur of (i) the date on which the outstanding principal balance of the receivables is less than or equal to 33% of the initial principal balance as of the closing date, (ii) the date on which the aggregate outstanding principal amount of the notes is less than or equal to 33% of the aggregate initial principal amount of the notes on the closing date and (iii) the date that is two years after the closing date.]

[Insert disclosure required by Items 1104(g), 1108(e) or 1110(a)(3) of any hedges materially related to the credit risk of the securities.]

THE ORIGINATOR

PFS [or an affiliate of PFS] is responsible for originating the receivables included in the transaction described in this prospectus. The originator purchases retail installment sale contracts, secured by automobiles or other motor vehicles, through dealerships throughout the United States. The originator customizes product features, such as interest rate, finance amount and finance terms, enabling it to lend to obligors with a wide range of credit profiles.

[Insert the disclosure required by Item 1110 regarding (a) any originator or group of originators that originated, or is expected to originate, 10% or more of the pool assets and (b) any originator(s) originating less than 10% of the pool assets if the cumulative amount originated by parties other than the sponsor or its affiliates is more than 10% of the pool assets.] [Insert the disclosure required by Item 1110(b) regarding any originator or group of affiliated originators, that originated, or is expected to originate, 20% or more of the pool assets.]

THE SELLER

On or prior to the closing date, Porsche Funding Limited Partnership (the “seller”) will acquire the receivables to be included in the receivables pool from PFS and will sell those receivables to the depositor, and the depositor will sell those receivables to the issuing entity. Proceeds from the sale of receivables will be used to pay down various financing facilities secured by the receivables prior to their transfer to the issuing entity, and for general purposes.

THE SERVICER

PFS will be the servicer. PFS offers indirect automotive consumer retail installment sale contract and lease financing, ancillary protection plan production, automotive insurance, vehicle subscription and rental through Porsche Drive, LLC and direct dealer financing through (and to) approximately 198 dealers in the United States that sell Porsche vehicles, 48 dealers in the United States that sell Bentley vehicles, 38 dealers in the United States that sell Lamborghini vehicles and 12 dealers in the United States that sell Bugatti Vehicles. PFS has been directly servicing motor vehicle receivables since the early 1990s. Prior to January 2, 1995, receivables originated by PFS were serviced through a third party servicer. The securitization transaction contemplated by this prospectus is the [•] term securitization of retail installment sale contracts (“contracts”) serviced by PFS.

The servicer will have full power and authority to do any and all things in connection with such managing, servicing, administration and collection that it may deem necessary or desirable. The servicer will make reasonable efforts to collect all payments called for under the terms and provisions of the receivables as and when the same become due in accordance with its customary servicing practices.

PFS has made adjustments to its customary servicing practices over time, particularly in the areas of repossession timing, collections timing, collections intensity and business processes and workflow. These adjustments are introduced and are implemented after PFS determines that those adjustments will result in an overall improvement in servicing and collections.

[To the extent not described in this prospectus, identify any servicer contemplated by Item 1108(a)(2) and provide the information required by paragraphs (b), (c) and (d) of Item 1108, as applicable, for each servicer contemplated by paragraphs (a)(2)(i), (ii) and (iv) of Item 1108 and each unaffiliated servicer identified in paragraph (a)(2)(iii) of Item 1108 that services 20% or more of the pool assets.]

The servicer will, in accordance with its customary servicing practices, take such steps as are necessary and available to maintain perfection of the security interest created by each receivable in the related financed vehicle. The issuing entity will authorize the servicer to take such steps as are necessary to re-perfect such security interest on behalf of the issuing entity and the indenture trustee in the event of the relocation of a financed vehicle or for any other reason.

Under the sale and servicing agreement, the servicer will covenant not to release the financed vehicle securing each receivable from the security interest granted by that receivable in whole or in part, except as required by applicable law or court order, at the direction of a regulatory authority or in accordance with regulatory guidance or in the event of payment in full by or on behalf of the related obligor or payment in full less a deficiency which the servicer would not attempt to collect in accordance with its customary servicing practices or in connection with repossession or except as may be required by an insurer in order to receive proceeds from any insurance policy covering that financed vehicle. If this covenant is breached, under the sale and servicing agreement, the servicer will be required to purchase the related receivable if such breach materially and adversely affects the interests of the issuing entity or the noteholders in the related receivable. Any such breach or failure will be deemed not to materially and adversely affect the issuing entity or the noteholders if such breach or failure has not affected the ability of the issuing entity to receive and retain payment in full on such receivable. In addition, if the servicer extends the date for final payment by the obligor on any receivable beyond the last day of the collection period immediately prior to the final scheduled payment date for the latest maturing class of notes or reduces the contract rate or outstanding principal balance with respect to any receivable other than as required by applicable law or court order or at the direction of a regulatory authority or in accordance with regulatory guidance, under the sale and servicing agreement the servicer will be required to either correct such action or purchase the related receivable, if such change in the receivable would materially and adversely affect the interests of the issuing entity or the noteholders in such receivable.

The servicer, in its capacity as custodian, will hold the receivable files for the benefit of the issuing entity and the indenture trustee. In performing its duties as custodian, the servicer will act in accordance with its customary servicing practices. The servicer may, in accordance with its customary servicing practices, (i) maintain all or a portion of the receivable files in electronic form and (ii) maintain custody of all or any portion of the receivable files with one or more of its agents or designees.

Additionally, under the sale and servicing agreement the servicer and its affiliates may engage in any marketing practice or promotion or any sale of any products, goods or services to obligors with respect to the receivables so long as such practices, promotions or sales are offered to obligors of comparable motor vehicle receivables serviced by the servicer for itself and others, whether or not such practices, promotions or sales might result in a decrease in the aggregate amount of payments on the receivables, prepayments or faster or slower timing of the payment of the receivables, provided, however, that if the servicer (i) extends the date for final payment by the obligor of any receivable beyond the last day of the collection period immediately prior to the final scheduled payment date for the latest maturing class of notes or (ii) reduces the contract rate or outstanding principal balance with respect to any receivable other than as required by applicable law or court order or at the direction of a regulatory authority or in accordance with regulatory guidance, it will promptly correct such action or purchase such receivable if such change in the receivable would materially and adversely affect the interests of the issuing entity or the noteholders in such receivable. The servicer may refinance any receivable and deposit the full outstanding principal balance of such receivable into the collection account. The receivable created by such refinancing will not be property of the issuing entity. The servicer and its affiliates may also sell insurance or debt cancellation products, including products which result in the cancellation of some or all of the amount of a receivable upon the death or disability of the related obligor or any casualty with respect to the financed vehicle.

The servicer, in its sole discretion, may in accordance with its customary servicing practices sell any receivable’s deficiency balance or waive such deficiency balance. To facilitate any such sale, the servicer may, in accordance with its customary servicing practices, purchase from the issuing entity such receivable’s deficiency balance for a purchase price equal to the proceeds received by the servicer in an arm’s length transaction for the sale of such receivable’s deficiency balance. Net proceeds of any such sale allocable to the receivable will constitute Liquidation Proceeds, and the sole right of the issuing entity and the indenture trustee with respect to any such sold receivables will be to receive such Liquidation Proceeds. Upon such sale, the servicer will mark its computer records indicating that any such receivable sold no longer belongs to the issuing entity. The servicer is authorized to take any and all actions necessary or appropriate on behalf of the issuing entity to evidence the sale of the financed vehicle at a public or private sale or the sale of the receivable to the servicer to facilitate a deficiency balance sale, in each case, free from any lien or other interest of the issuing entity or the indenture trustee.

See “Origination and Servicing Procedures—Servicing and Collections” and “The Transfer Agreements and the Administration Agreement” in this prospectus, which describes other obligations of the servicer under the sale and servicing agreement.

ORIGINATION AND SERVICING PROCEDURES

The following is a description of the origination, underwriting and servicing of motor vehicle receivables by the originator as of the date of this prospectus. Motor vehicles includes automobiles and sport utility vehicles.

The originator originates or acquires receivables through several origination channels across a spectrum of credit quality obligors. PFS will act as servicer for each transaction.

[Insert the disclosure required by Item 1110 regarding (a) any originator or group of originators that originated, or is expected to originate, 10% or more of the pool assets and (b) any originator(s) originating less than 10% of the pool assets if the cumulative amount originated by parties other than the sponsor or its affiliates is more than 10% of the pool assets.] [Insert the disclosure required by Item 1110(b) regarding any originator or group of affiliated originators, that originated, or is expected to originate, 20% or more of the pool assets.]

Underwriting Procedures

PFS’ underwriting standards emphasize many factors, including the applicant’s credit history, ability to make payments as they become due, debt ratios, employment status and income, and amount financed relative to the value of the vehicle to be financed. PFS’ headquarters for underwriting, servicing and collection are located at its offices in Atlanta, Georgia.

Each applicant for a contract is required to complete a credit application. Applicants include the buyer and co-buyer and guarantor, if any. Applications submitted to PFS generally include the following information about the applicant and the terms of the retail installment sale contract:

•	identifying information, such as name, address and social security number;

•	vehicle and contract information, such as amount financed and term, employment and income information;

•	monthly mortgage or rent payment, if applicable; and

•	other personal and financial information.

Dealers generally submit applications to PFS through web-based systems.

PFS’ credit underwriting module relies on both external and internal information in order to evaluate the creditworthiness of the applicant and to provide a decision or a credit recommendation and decision.

PFS generally obtains a credit report on an individual applicant from a national credit bureau. The credit bureau data includes the applicant’s credit risk score, often referred to as a “credit bureau score” (which may incorporate statistical models created by Fair Isaac Corporation). The credit bureau score generally measures the likelihood an applicant will repay an obligation as expected.

In a limited number of cases, a credit report is not available because an applicant does not have an established credit history. If an individual applicant does not have sufficient recent credit history, further information is obtained in order to evaluate the applicant.

Creditworthiness for commercial applicants is generally determined by utilizing the credit report for a cosigner, if applicable, publicly available information and historical PFS information. Financial statements may also be requested to further evaluate a company’s credit worthiness.

PFS evaluates each individual application with a credit bureau score using a proprietary credit scoring algorithm (the “PFS Custom Scorecard”) developed by a third party credit scoring company using PFS’ own historical data. The PFS Custom Scorecard is used to assess the creditworthiness of an applicant by using the credit bureau data to assign the applicant a proprietary credit score.

Credit applications are automatically evaluated by PFS’ credit underwriting module upon receipt. Some credit applications are automatically approved or declined based on a set of predefined rules, including PFS Custom Scorecards, credit bureau scores, and review rules, which are built into the credit underwriting module in order to check application characteristics against predefined standards. Each application is also checked against red flag rules, lists maintained by the Office of Foreign Assets Control (OFAC) and other global watch lists and high-risk databases. Commercial applications for which there is no individual co-applicant are not subject to automatic approval or rejection and must be manually decided by an underwriter.

If warranted, the underwriter can make a credit decision that deviates from the credit underwriting module’s recommendation (an “override”). In certain situations, the underwriter must obtain additional authorization as outlined in PFS’ internal underwriting guidelines.

If an automatic decision cannot be made, PFS’ underwriters consider the information available through sources outlined in PFS’ underwriting guidelines in order to make a credit decision that is consistent with such guidelines. In this process, the underwriter considers the same information processed by the credit underwriting module and weighs other outside factors not already assessed in the scoring process (if any).

PFS uses risk-based pricing that includes a tiered system of interest rates, depending on applicant credit quality and contract length. Rates vary based on different factors, including credit tier, term and collateral, including whether a new or used vehicle is being financed. If PFS considers an applicant to be relatively less creditworthy and, as a result, a greater risk, PFS will generally assign the applicant a higher interest rate and a lower advance rate. Special rates may apply as a result of promotional activities.

PFS may review and analyze its portfolio of motor vehicle retail installment sale contracts to evaluate the effectiveness of its underwriting guidelines and purchasing criteria. If external economic factors, credit loss or delinquency experience, market conditions or other factors change, PFS may adjust its underwriting guidelines and purchasing criteria in order to change the asset quality of its portfolio or to achieve other goals and objectives.

Servicing and Collections

PFS will be hired by the issuing entity to act as servicer. For a description of the servicer’s portfolio, see “The Receivables Pool—Delinquencies, Net Credit Loss and Repossession Experience” in this prospectus. The servicer is permitted to delegate any and all of its servicing duties (including, without limitation, its duties as custodian) to any of its affiliates or specific duties to sub-contractors who are in the business of performing such duties, provided that the servicer will remain obligated and liable for servicing the receivables as if the servicer alone were servicing the receivables.

Pursuant to the sale and servicing agreement, the servicer is responsible for managing, servicing, collecting and administering the receivables in accordance with its customary servicing practices or the customary servicing practices of the sub-contractor, to the extent they may differ, as such practices may be changed from time to time, using the degree of skill and attention that the servicer exercises with respect to all comparable motor vehicle receivables that it services for itself or others, consistent with the sale and servicing agreement.

So long as PFS is the servicer, it will also act as custodian of the receivables. PFS maintains its contracts through third-party vendors, including holding titles through Dealertrack Inc. (“Dealertrack”) or other title custody providers. Following origination, contracts are sent from dealers to Dealertrack’s Digital Document Services (“DDS”). DDS scans any such contracts and sends any original contracts to a secure storage provider.

The servicer is permitted to delegate some or all of its duties (including, without limitation, its duties as custodian) to another entity, including its affiliates and subsidiaries. The servicer utilizes third-party vendors to assist in certain servicing functions. PFS’ servicing systems are fully hosted, end-to-end, with one service provider, defi AUTO, LLC (“defi”). Defi provides a software solution to PFS to assist PFS in satisfying loan originations, funding and carrying out back-office and customer facing services. In addition to Porsche’s “My PFS Portal”, an online portal through which obligors can make payments, PFS utilizes Bill Matrix as an online payment system provider, which provides online bill statements directly to obligors.

Collection and Repossession Procedures

The customer billing process is generally initiated by the distribution of invoices on a monthly basis. Monthly payments are received through various channels, including at a lockbox account or electronically (such as through direct debit or wires). Obligors may utilize a variety of recurring and one-time automated clearinghouse programs that debit funds directly from their bank accounts. As payments are received, they are electronically transferred to PFS and processed through PFS’ servicing system for the application of payments to the appropriate accounts.

If an obligor makes a payment in excess of the required monthly payment, such excess payment amount is held by PFS until the obligor’s next payment date. If the obligor does not make an additional payment on such payment date, the excess payment received on the previous payment date is applied to the balance due. If an additional payment is received from the obligor on such payment date, the previously received excess payment is applied to reduce the principal of the contract. See “Risk Factors—The characteristics, servicing and performance of the receivables pool could result in delays in payment or losses on your notes—You may suffer losses due to receivables with low contract rates or excessive prepayments.”

PFS measures delinquency by the number of days elapsed from the date a payment is due under the contract. PFS considers an account delinquent if any amount of a scheduled monthly payment is starting on the first day after such payment was due. If a monthly payment is 10 days past due, PFS automatically generates and mails a notice to the purchaser. If a monthly payment is 20 days past due, PFS automatically generates and mails another notice to the purchaser. Generally, PFS initiates telephone contact requesting payment beginning at 25 days past due. If the delinquent contract cannot be brought current or completely collected within 45 days, PFS, within its customary servicing practices, generally assigns the related vehicle for repossession assigning the account to a repossession aggregator company, which finds a repo vendor in the requested location that will attempt to repossess the related vehicle. PFS holds repossessed vehicles in inventory to comply with any applicable statutory requirements for reinstatement or redemption and then sells or otherwise disposes of the vehicles. PFS’ current policy is to generally charge-off contract deficiencies on the earlier of (1) the date on which the proceeds of sale of the vehicle are applied to the contract and (2) the month in which the contract reaches its 120th day of delinquency. Any deficiencies remaining after repossession and sale of the vehicle or after the full charge-off of the contract may be pursued by or on behalf of PFS to the extent practicable and legally permitted. See “Material Legal Aspects of the Receivables—Deficiency Judgments and Excess Proceeds” in this prospectus.

Deferrals (Extensions)

PFS will grant deferments of payments on contracts in accordance with its customary servicing procedures.

Servicing Experience

PFS has been servicing securitization transactions since 1997.

Insurance

Each contract requires the purchaser to obtain and maintain physical damage insurance on the purchased vehicle. PFS’ dealer agreements include a requirement that the dealer provide PFS with written evidence that the purchaser has physical damage insurance which meets the requirements of the contract at the inception of the contract; nevertheless, there can be no assurance that each purchased vehicle will continue to be covered by physical damage insurance for the entire term of the contract. PFS is not required to monitor insurance while the securities remain outstanding. The amount of insurance required by the contracts is at least equal to the amount required by applicable state law, subject to customary deductibles. PFS requires the policy to name PFS as loss payee with respect to physical damage.

PFS does not require purchasers to carry credit disability, credit life, credit health or other similar insurance coverage, which provides for payments to be made on the contract on behalf of purchasers in the event of disability or death.

Each obligor on a receivable will be contractually required to maintain insurance covering physical damage to the obligor’s financed vehicle. The originator will be required to be named as loss payee under the policy of insurance obtained by the obligor. Since obligors may choose their own insurers to provide the required coverage, the specific terms and conditions of their policies may vary.

THE ASSET REPRESENTATIONS REVIEWER

[•], a [•], has been appointed as asset representations reviewer pursuant to an agreement between the sponsor, the servicer, the issuing entity and the asset representations reviewer. [Insert description of the extent to which the asset representations reviewer has had prior experience serving as an asset representations reviewer for asset-backed securities transactions involving motor vehicle receivables.]

The asset representations reviewer is not affiliated with the sponsor, the depositor, the servicer, the indenture trustee, the owner trustee, the underwriters or any of their affiliates, nor has the asset representations reviewer been hired by the sponsor or an underwriter to perform pre-closing due diligence work on the receivables. The asset representations reviewer may not resign unless the asset representation reviewer is merged into or becomes an affiliate of the sponsor, the servicer, the indenture trustee, the owner trustee or any person hired by the sponsor or an underwriter to perform pre-closing due diligence work on the receivables. Upon the occurrence of such an event, the asset representations reviewer will promptly resign and the servicer will appoint a successor asset representations reviewer. All reasonable costs and expenses incurred in connection with the required resignation of the asset representations reviewer and the appointment of a successor asset representations reviewer will be paid by the predecessor asset representations reviewer.

The asset representations reviewer will be responsible for reviewing the Subject Receivables for compliance with the Eligibility Representations. Under the asset representations review agreement, the asset representations reviewer will be entitled to be paid the fees and expenses set forth under “The Transfer Agreements and the Administration Agreement—Asset Representations Review—Fees and Expenses for Asset Review.” The asset representations reviewer is required to perform only those duties specifically required of it under the asset representations review agreement, as described under “The Transfer Agreements and the Administration Agreement—Asset Representations Review.” The servicer is required under the asset representation review agreement to provide the asset representation reviewer copies of the receivable files and to make available to the asset representation reviewer the related contracts and records maintained by such person during normal business hours upon reasonable prior written notice in connection with a review of the receivables. The asset representations reviewer will be required to keep all information about the receivables obtained by it in confidence and may not disclose that information other than as required by the terms of the asset representations review agreement and applicable law.

The asset representations reviewer will not be liable to any person for any action taken, or not taken, in good faith under the asset representations review agreement or for errors in judgment. However, the asset representations reviewer will be liable for its willful misconduct, bad faith, breach of the asset representations review agreement or negligence in performing its obligations thereunder. The sponsor will indemnify the asset representations reviewer and its officers, directors, employees and agents for all costs, expenses, losses, damages and liabilities arising from the performance of the asset representations reviewer’s obligations under the asset representations review agreement (including the costs and expenses of defending itself against any loss, damage or liability), but excluding any cost, expense, loss, damage or liability resulting from the asset representations reviewer’s willful misconduct, bad faith or negligence, failure to comply with requirements of applicable laws or breach of any of its representations, warranties, covenants or other obligations under the asset representations review agreement. The fees and expenses and indemnity payments of the asset representations reviewer due pursuant to the asset representations review agreement will be paid by the sponsor under the asset representations review agreement. To the extent these fees and expenses and indemnity payments are unpaid for at least 60 days, they will be payable out of Available Amounts as described in “The Transfer Agreements and the Administration Agreement—Priority of Payments.”

AFFILIATIONS AND CERTAIN RELATIONSHIPS

The following parties are all affiliates and are all direct or indirect subsidiaries of Porsche Financial Services, Inc.: the depositor, the seller and PFS, as originator, as servicer, as originator, as sponsor and as administrator. [An affiliate of one or more of the underwriters is the [indenture trustee] [owner trustee]]. [None of the indenture trustee, the owner trustee or the asset representations reviewer is an affiliate of any of the foregoing parties.] [Additionally, none of the indenture trustee, the owner trustee or the asset representations reviewer is an affiliate of one another] [describe any material affiliates.]

THE RECEIVABLES POOL

The receivables consist of motor vehicle retail installment sale contracts [and/or installment loans]. These receivables are secured by a combination of new and/or used automobiles, light-duty trucks, SUVs[, motorcycles] and vans manufactured by a number of motor vehicle manufacturers. The receivables to be transferred to the issuing entity have been originated by [an affiliate of] the originator. See “Origination and Servicing Procedures” in this prospectus.

Characteristics of the Receivables

The characteristics of the receivables presented in this prospectus are based on the receivables as of the [statistical] cut-off date that were owned by PFS and met the criteria set forth under “The Transfer Agreements and the Administration Agreement—Representations and Warranties” as of the [statistical] cut-off date. [PFS will originate additional receivables after the [statistical] cut-off date that may be included in the receivables pool.] The receivables transferred to the issuing entity on the closing date will be the same receivables included in the pool described in this prospectus as of the statistical cut-off date except for those receivables (i) that no longer satisfy the eligibility criteria specified in the transaction documents or do not otherwise satisfy the selection criterion used by PFS to determine eligibility of a receivable for inclusion in the pool, (ii) for which payment in full has been received or (iii) for which PFS is unable to verify all of the required asset-level information for filing by the issuing entity on Form ABS-EE, in each case as of the cut-off date. [As of the close of business on the statistical cut-off date, the receivables in the pool described in this prospectus had an aggregate outstanding principal balance of $[•].] The receivables to be transferred to the issuing entity on the closing date had an aggregate initial principal balance of $[•] as of the cut-off date.

[The characteristics of the pool of receivables transferred to the issuing entity on the closing date may vary somewhat from the characteristics of the receivables in the pool described in this prospectus as of the statistical cut-off date, although such variance is not expected to be material.] [The characteristics of the subsequent receivables transferred to the issuing entity on each funding date as of the applicable subsequent cut-off date may vary somewhat from the characteristics of the receivables in the pool as of the initial cut-off date illustrated in the tables below. Any such variance is not expected to be material.]

The receivables [were][will be] selected using selection procedures that were not known or intended by PFS to be adverse to the issuing entity.

[Additional receivables sold to the issuing entity during the revolving period must meet substantially similar criteria. See “Criteria Applicable to Selection of Additional Receivables During the Revolving Period” below. However, these criteria will not ensure that each subsequent pool of additional receivables will share the exact characteristics as the initial pool of receivables. As a result, the composition of the aggregate pool of receivables will change as additional receivables are purchased by the issuing entity on each payment date during the revolving period.]

As of the [statistical] cut-off date, receivables representing [___]% of the Net Pool Balance were originated by PFS. See “Origination and Servicing Procedures—Underwriting Procedures” in this prospectus. All of the receivables are Simple Interest Receivables. Receivables contracts are originated in either tangible or electronic form. Approximately [•]% of the receivables in the statistical pool (by aggregate principal balance of receivables in the statistical pool as of the cut-off date) were originated as electronic contracts.

[As of the cut-off date, [[__]%][a majority] of the used vehicles in the statistical pool were certified pre-owned vehicles, which are vehicles that have passed an inspection by a certified dealer and receive additional warranty coverage.]

No expenses incurred in connection with the selection and acquisition of the receivables are to be payable from the offering proceeds.

The receivables to be transferred to the issuing entity will not include any receivables for which the related obligor has received an extension or a deferral.

There are no material direct or contingent claims that parties other than the secured parties under the indenture have regarding any receivables.

Calculation Methods

Each of the receivables included in the issuing entity property will be a Simple Interest Receivable, with respect to which the allocation of each payment between interest and principal is calculated using the Simple Interest Method. Accordingly, if an obligor pays the fixed monthly installment in advance of the due date, the portion of the payment allocable to interest for that period since the preceding payment will be less than it would be if the payment were made on the due date, and the portion of the payment allocable to reduce the outstanding principal balance will be correspondingly greater. Conversely, if an obligor pays the fixed monthly installment after its due date, the portion of the payment allocable to interest for the period since the preceding payment will be greater than it would be if the payment were made on the due date, and the portion of the payment allocable to reduce the outstanding principal balance will be correspondingly smaller. When necessary, an adjustment is made at the maturity of the receivable to the scheduled final payment to reflect the larger or smaller, as the case may be, allocations of payments to interest or principal under the receivable as a result of early or late payments, as the case may be. Late payments, or early payments, on a Simple Interest Receivable may result in the obligor making a greater—or smaller—number of payments than originally scheduled. The amount of additional payments required to pay the outstanding principal balance in full generally will not exceed the amount of an originally scheduled payment. If an obligor elects to prepay a Simple Interest Receivable in full, the obligor will not receive a rebate attributable to unearned finance charges. Instead, the obligor is required to pay finance charges only to, but not including, the date of prepayment. The amount of finance charges on a Simple Interest Receivable that would have accrued from and after the date of prepayment if all monthly payments had been made as scheduled will generally be greater than the rebate on a Scheduled Interest Receivable that provides for a Rule of 78s rebate, and will generally be equal to the rebate on a Scheduled Interest Receivable that provides for a simple interest rebate.

[Exceptions to Underwriting Criteria]

[None of the receivables in the pool were originated with exceptions to PFS’s written underwriting guidelines.] [Approximately [__] receivables, representing [__]% of the Net Pool Balance, were originated by PFS with exceptions made to the underwriting criteria, including [__], [__], [__] and [__]].

[Insert information on the nature of any exceptions made to the underwriting criteria, if any, and provide data regarding the number of such receivables that represent an exception to the underwriting criteria in the asset pool in accordance with Item 1111(a)(8) of Regulation AB.]

[Criteria Applicable to the Selection of Additional Receivables During the Revolving Period]

[The additional receivables sold to the issuing entity during the revolving period will be selected from PFS’s portfolio based on several criteria. These criteria include the requirements that each additional receivable meet the criteria set forth under “The Transfer Agreements and the Administration Agreement—Representations and Warranties” as of the [applicable] cut-off date, and that, following the addition of the additional receivables on each subsequent cut-off date:

•

[the sum of the amount financed of all additional receivables as of the applicable cut-off date sold to the issuing entity secured by used vehicles may not exceed [    ] % of the aggregate amount financed of all additional receivables sold to the issuing entity;]

•

[the sum of the amount financed of all additional receivables as of the applicable cut-off date sold to the issuing entity with an original term in excess of [    ] months may not exceed [    ]% of the aggregate amount financed of all additional receivables sold to the issuing entity, between [ ] and [ ] months may not exceed [    ]% of the aggregate amount financed of all additional receivables sold to the issuing entity and less than or equal to [    ] months must be greater than or equal to [    ]% of the aggregate amount financed of all additional receivables sold to the issuing entity;]

•	[the weighted average FICO® score related to the obligor on all additional receivables as of the applicable cut-off date sold to the issuing entity is at least [ ];]

•	the percentage of all additional receivables without a FICO® score or those related to business obligors as of the applicable cut-off date sold to the issuing entity does not exceed [ ]%;

•	[the percentage of all additional receivables with a FICO® score less than as of the applicable cut-off date sold to the issuing entity does not exceed [ ]%;]

•	[the weighted average loan-to-value ratio of all additional receivables as of the applicable cut-off date sold to the issuing entity is at most [ ];] and

•	[the weighted average rate of all additional receivables as of the applicable cut-off date sold to the issuing entity is at least [ ]%].

The additional receivables will be selected from PFS’s portfolio of receivables that meet the criteria described above and other administrative criteria utilized by PFS from time to time. We believe that no selection procedures adverse to the noteholders will be utilized in selecting the additional receivables.]

Asset Level Information

The issuing entity has provided asset-level information regarding the receivables that will be owned by the issuing entity as of the closing date (the “asset-level data”) as an exhibit to an applicable Form ABS-EE filed by the issuing entity by the date of filing of this prospectus, which is hereby incorporated by reference. The asset-level data comprises each of the data points required with respect to automobile loans identified on Schedule AL to Regulation AB and generally includes, with respect to each receivable, the related asset number, the reporting period covered, general information about the receivable, information regarding the related financed vehicle, information about the related obligor, information about activity on the receivable and information about modifications of the receivable during the reporting period. In addition, the issuing entity will provide updated asset-level data with respect to the receivables each month as an exhibit to the monthly distribution reports filed with the SEC on Form 10-D.

Pool Stratifications as of the [Statistical] Cut-Off Date

The composition, distribution by original term to maturity, remaining term to maturity, seasoning, new or used, APR, FICO® score, geographic location by state of the obligor and model, in each case of the receivables in the statistical pool as of the cut-off date, are set forth in the tables below.

Composition of the Receivables in the [Statistical] Pool

as of the [Initial][Statistical] Cut-Off Date

Number of Receivables		[	•]
Aggregate Outstanding Principal Balance	$	[	•]
Outstanding Principal Balance Average	$	[	•]
Minimum	$	[	•]
Maximum	$	[	•]
APR Weighted Average(1)		[	•]%
Minimum		[	•]%
Maximum		[	•]%
Original Term to Maturity (Months) Weighted Average(1)		[	•] months
Minimum		[	•] months
Maximum		[	•] months
Remaining Term to Maturity (Months) Weighted Average(1)		[	•] months
Minimum		[	•] months
Maximum		[	•] months
Percentage By Principal Balance of New Vehicles		[	•]%
Percentage By Principal Balance of Used Vehicles		[	•]%
Percentage By Principal Balance of Porsche Vehicles		[	•]%
FICO® Score(2)(3) Weighted Average(1)		[	•]
Minimum(3)		[	•]
Maximum(3)		[	•]
Weighted Average Loan-to-Value Ratio(1)(4)		[	•]%

(1)	Weighted by principal balance as of the cut-off date.
(2)	FICO® is a federally registered trademark of Fair Isaac Corporation.
(3)	FICO® scores are calculated as of origination of the related receivables and exclude receivables of obligors for which no FICO® score was available as of the origination of the related receivable.
(4)

The loan-to-value ratio for new vehicles is calculated as the financed amount divided by the manufacturer’s suggested retail price (MSRP) at origination. The loan-to-value ratio for used vehicles is calculated as the financed amount divided by the selling price at origination. The weighted average loan-to-value ratio is dollar weighted based upon the current principal balance.

Distribution of the Receivables in the Statistical Pool by Original Term to Maturity

as of the [Initial][Statistical] Cut-off Date

Original Term to Maturity (Number of Months)	Number of Receivables		Percentage of Total Number of Receivables(1)		Aggregate Outstanding Principal Balance			Percentage of Total Aggregate Outstanding Principal Balance(1)
12 months and less	[	•]	[	•]%	$	[	•]	[	•]%
13 – 24 months	[	•]	[	•]		[	•]	[	•]
25 – 36 months	[	•]	[	•]		[	•]	[	•]
37 – 48 months	[	•]	[	•]		[	•]	[	•]
49 – 60 months	[	•]	[	•]		[	•]	[	•]
61 – 72 months	[	•]	[	•]		[	•]	[	•]
73 – 84 months	[	•]	[	•]		[	•]	[	•]

Total	[	•]	100.00%		$	[	•]	100.00%

(1)	Sum of percentages may not equal 100% due to rounding.

Distribution of the Receivables in the Statistical Pool by Remaining Term to Maturity

as of the [Initial][Statistical] Cut-off Date

Remaining Term to Maturity (Number of Months)	Number of Receivables		Percentage of Total Number of Receivables(1)		Aggregate Outstanding Principal Balance			Percentage of Total Aggregate Outstanding Principal Balance(1)
12 months and less	[	•]	[	•]%	$	[	•]	[	•]%
13 – 24 months	[	•]	[	•]		[	•]	[	•]
25 – 36 months	[	•]	[	•]		[	•]	[	•]
37 – 48 months	[	•]	[	•]		[	•]	[	•]
49 – 60 months	[	•]	[	•]		[	•]	[	•]
61 – 72 months	[	•]	[	•]		[	•]	[	•]
73 – 84 months	[	•]	[	•]		[	•]	[	•]

Total	[	•]	100.00%		$	[	•]	100.00%

(1)	Sum of percentages may not equal 100% due to rounding.

Distribution of the Receivables in the Statistical Pool by Seasoning

as of the [Initial][Statistical] Cut-off Date

Seasoning Range (Number of Months)	Number of Receivables		Percentage of Total Number of Receivables(1)		Aggregate Outstanding Principal Balance			Percentage of Total Aggregate Outstanding Principal Balance(1)
12 months and less	[	•]	[	•]%	$	[	•]	[	•]%
13 – 24 months	[	•]	[	•]		[	•]	[	•]
25 – 36 months	[	•]	[	•]		[	•]	[	•]
37 – 48 months	[	•]	[	•]		[	•]	[	•]
49 – 60 months	[	•]	[	•]		[	•]	[	•]
61 – 72 months	[	•]	[	•]		[	•]	[	•]

Total	[	•]	100.00%		$	[	•]	100.00%

(1)	Sum of percentages may not equal 100% due to rounding.

Distribution of the Receivables in the Statistical Pool by New or Used

as of the [Initial][Statistical] Cut-off Date

New/Used	Number of Receivables		Percentage of Total Number of Receivables(1)		Aggregate Outstanding Principal Balance			Percentage of Total Aggregate Outstanding Principal Balance(1)
New	[	•]	[	•]%	$	[	•]	[	•]%
Used	[	•]	[	•]		[	•]	[	•]

Total	[	•]	100.00%		$	[	•]	100.00%

(1)	Sum of percentages may not equal 100% due to rounding.

Distribution of the Receivables in the Statistical Pool by APR

as of the [Initial][Statistical] Cut-off Date

APR Range	Number of Receivables		Percentage of Total Number of Receivables(1)		Aggregate Outstanding Principal Balance			Percentage of Total Aggregate Outstanding Principal Balance(1)
1.001% – 2.000%	[	•]	[	•]%	$	[	•]	[	•]%
2.001% – 3.000%	[	•]	[	•]		[	•]	[	•]
3.001% – 4.000%	[	•]	[	•]		[	•]	[	•]
4.001% – 5.000%	[	•]	[	•]		[	•]	[	•]
5.001% – 6.000%	[	•]	[	•]		[	•]	[	•]
6.001% – 7.000%	[	•]	[	•]		[	•]	[	•]
7.001% – 8.000%	[	•]	[	•]		[	•]	[	•]
8.001% – 9.000%	[	•]	[	•]		[	•]	[	•]
9.001% – 10.000%	[	•]	[	•]		[	•]	[	•]
10.001% – 11.000%	[	•]	[	•]		[	•]	[	•]
11.001% – 12.000%	[	•]	[	•]		[	•]	[	•]
12.001% – 13.000%	[	•]	[	•]		[	•]	[	•]
13.001% – 14.000%	[	•]	[	•]		[	•]	[	•]

Total	[	•]	100.00%		$	[	•]	100.00%

(1)	Sum of percentages may not equal 100% due to rounding.

Distribution of the Receivables in the Statistical Pool by FICO® Score

as of the [Initial][Statistical] Cut-off Date

FICO® Score Range(1)	Number of Receivables		Percentage of Total Number of Receivables(2)		Aggregate Outstanding Principal Balance			Percentage of Total Aggregate Outstanding Principal Balance(2)
601 – 660	[	•]	[	•]%	$	[	•]	[	•]%
661 – 700	[	•]	[	•]		[	•]	[	•]
701 – 750	[	•]	[	•]		[	•]	[	•]
751 – 800	[	•]	[	•]		[	•]	[	•]
801 – 850	[	•]	[	•]		[	•]	[	•]
851 – 900	[	•]	[	•]		[	•]	[	•]

Total	[	•]	100.00%		$	[	•]	100.00%

(1)	FICO® scores are calculated as of the origination of the related receivables.
(2)	Sum of percentages may not equal 100% due to rounding.

Distribution of the Receivables in the Statistical Pool by Geographic Location

as of the [Initial][Statistical] Cut-off Date

Geographic Location(1)	Number of Receivables		Percentage of Total Number of Receivables(2)		Aggregate Outstanding Principal Balance			Percentage of Total Aggregate Outstanding Principal Balance(2)
Alabama	[	•]	[	•]%	$	[	•]	[	•]%
Alaska	[	•]	[	•]		[	•]	[	•]
Arizona	[	•]	[	•]		[	•]	[	•]
Arkansas	[	•]	[	•]		[	•]	[	•]
California	[	•]	[	•]		[	•]	[	•]
Colorado	[	•]	[	•]		[	•]	[	•]
Connecticut	[	•]	[	•]		[	•]	[	•]
Delaware	[	•]	[	•]		[	•]	[	•]
District of Columbia	[	•]	[	•]		[	•]	[	•]
Florida	[	•]	[	•]		[	•]	[	•]
Georgia	[	•]	[	•]		[	•]	[	•]
Hawaii	[	•]	[	•]		[	•]	[	•]
Idaho	[	•]	[	•]		[	•]	[	•]
Illinois	[	•]	[	•]		[	•]	[	•]
Indiana	[	•]	[	•]		[	•]	[	•]
Iowa	[	•]	[	•]		[	•]	[	•]
Kansas	[	•]	[	•]		[	•]	[	•]
Kentucky	[	•]	[	•]		[	•]	[	•]
Louisiana	[	•]	[	•]		[	•]	[	•]
Maine	[	•]	[	•]		[	•]	[	•]
Maryland	[	•]	[	•]		[	•]	[	•]
Massachusetts	[	•]	[	•]		[	•]	[	•]
Michigan	[	•]	[	•]		[	•]	[	•]
Minnesota	[	•]	[	•]		[	•]	[	•]
Mississippi	[	•]	[	•]		[	•]	[	•]
Missouri	[	•]	[	•]		[	•]	[	•]
Montana	[	•]	[	•]		[	•]	[	•]
Nebraska	[	•]	[	•]		[	•]	[	•]
Nevada	[	•]	[	•]		[	•]	[	•]
New Hampshire	[	•]	[	•]		[	•]	[	•]
New Jersey	[	•]	[	•]		[	•]	[	•]
New Mexico	[	•]	[	•]		[	•]	[	•]
New York	[	•]	[	•]		[	•]	[	•]
North Carolina	[	•]	[	•]		[	•]	[	•]
North Dakota	[	•]	[	•]		[	•]	[	•]
Ohio	[	•]	[	•]		[	•]	[	•]
Oklahoma	[	•]	[	•]		[	•]	[	•]
Oregon	[	•]	[	•]		[	•]	[	•]
Pennsylvania	[	•]	[	•]		[	•]	[	•]
Rhode Island	[	•]	[	•]		[	•]	[	•]
South Carolina	[	•]	[	•]		[	•]	[	•]
South Dakota	[	•]	[	•]		[	•]	[	•]
Tennessee	[	•]	[	•]		[	•]	[	•]
Texas	[	•]	[	•]		[	•]	[	•]
Utah	[	•]	[	•]		[	•]	[	•]
Vermont	[	•]	[	•]		[	•]	[	•]
Virginia	[	•]	[	•]		[	•]	[	•]
Washington	[	•]	[	•]		[	•]	[	•]
West Virginia	[	•]	[	•]		[	•]	[	•]
Wisconsin	[	•]	[	•]		[	•]	[	•]
Wyoming	[	•]	[	•]		[	•]	[	•]

Total	[	•]	100.00%		$	[	•]	100.00%

(1)	Based on the address of the dealer originating the related contract.
(2)	Sum of percentages may not equal 100% due to rounding.

Distribution of the Receivables in the Statistical Pool by Model Type

as of the [Initial][Statistical] Cut-off Date

Model Type	Number of Receivables		Percentage of Total Number of Receivables(1)		Aggregate Outstanding Principal Balance			Percentage of Total Aggregate Outstanding Principal Balance(1)
911	[	•]	[	•]%	$	[	•]	[	•]%
Cayenne	[	•]	[	•]		[	•]	[	•]
Macan	[	•]	[	•]		[	•]	[	•]
Panamera	[	•]	[	•]		[	•]	[	•]
Cayman	[	•]	[	•]		[	•]	[	•]
Boxster	[	•]	[	•]		[	•]	[	•]

Total	[	•]	100.00%		$	[	•]	100.00%

(1)	Sum of percentages may not equal 100% due to rounding.

Distribution of the Receivables in the Statistical Pool by Current Principal Balance

as of the Cut-off Date

Current Principal Balance	Number of Receivables		Percentage of Total Number of Receivables(1)		Aggregate Outstanding Principal Balance			Percentage of Total Aggregate Outstanding Principal Balance(1)
$0.01 - $20,000.00	[	•]	[	•]%	$	[	•]	[	•]%
$20,000.01 - $40,000.00	[	•]	[	•]		[	•]	[	•]
$40,000.01 - $60,000.00	[	•]	[	•]		[	•]	[	•]
$60,000.01 - $80,000.00	[	•]	[	•]		[	•]	[	•]
$80,000.01 - $100,000.00	[	•]	[	•]		[	•]	[	•]
$100,000.01 - $120,000.00	[	•]	[	•]		[	•]	[	•]
$120,000.01 - $140,000.00	[	•]	[	•]		[	•]	[	•]
$140,000.01 - $160,000.00	[	•]	[	•]		[	•]	[	•]
$160,000.01 - $180,000.00	[	•]	[	•]		[	•]	[	•]
$180,000.01 - $200,000.00	[	•]	[	•]		[	•]	[	•]
$200,000.01 - $220,000.00	[	•]	[	•]		[	•]	[	•]
$220,000.01 - $240,000.00	[	•]	[	•]		[	•]	[	•]
$240,000.01 - $250,000.00	[	•]	[	•]		[	•]	[	•]
$250,000.00 or above	[	•]	[	•]		[	•]	[	•]

Total	[	•]	100.00%		$	[	•]	100.00%

(1)	Sum of percentages may not equal 100% due to rounding.

[Insert description of any economic or other factors specific to any state or region where 10% or more of the receivables are located which may materially impact the pool assets or pool asset fund.]

[Insert description of any economic or other factors specific to that concentration that may materially impact the receivables or transaction cash flows.]

Delinquencies, Net Credit Loss and Repossession Experience

The following tables provide information relating to delinquency, credit loss and repossession experience for each period indicated with respect to all motor vehicle retail installment sale contracts receivables serviced by PFS. This information includes the experience with respect to all motor vehicle retail installment sale contracts serviced as of each respective date or during each listed period. The following statistics include motor vehicle retail installment sale contracts with a variety of payment and other characteristics that may not correspond to the receivables in the receivables pool. As a result, there can be no assurance that the delinquency, credit loss and repossession experience with respect to the receivables in the receivables pool will correspond to the delinquency, credit loss and repossession experience of PFS’ motor vehicle retail installment sale contract servicing portfolio set forth in the following tables.

[Disclosure of fluctuations in data to be added as applicable.]

PFS Managed Retail Portfolio

Delinquency Experience(1)

(Dollars in Thousands)

At [•],
	[•]					[•]
Retail Contracts Outstanding ($)		$[•]					$[•]
Number of Retail Contracts Outstanding		[•]					[•]
	Dollars			%		Dollars			%
Retail Contracts Delinquent ($)(2)(3)(4)
31-60 Days	$	[	•]	[	•]%	$	[	•]	[	•]%
61-90 Days	$	[	•]	[	•]%	$	[	•]	[	•]%
90 Days or More	$	[	•]	[	•]%	$	[	•]	[	•]%

Total 31+ Delinquencies	$	[	•]	[	•]%	$	[	•]	[	•]%

	Units			%		Units			%

Retail Contracts Delinquent (Units)(2)(3)(5)
31-60 Days		[	•]	[	•]%		[	•]	[	•]%
61-90 Days		[	•]	[	•]%		[	•]	[	•]%
90 Days or More		[	•]	[	•]%		[	•]	[	•]%

Total 31+ Delinquencies		[	•]	[	•]%		[	•]	[	•]%

At December 31,
	[•]					[•]					[•]					[•]					[•]
Retail Contracts Outstanding ($)		$[•]					$[•]					$[•]					$[•]					$[•]
Number of Retail Contracts Outstanding		[•]					[•]					[•]					[•]					[•]
	Dollars			%		Dollars			%		Dollars			%		Dollars			%		Dollars			%
Retail Contracts Delinquent ($)(2)(3)(4)
31-60 Days	$	[	•]	[	•]%	$	[	•]	[	•]%	$	[	•]	[	•]%	$	[	•]	[	•]%	$	[	•]	[	•]%
61-90 Days	$	[	•]	[	•]%	$	[	•]	[	•]%	$	[	•]	[	•]%	$	[	•]	[	•]%	$	[	•]	[	•]%
90 Days or More	$	[	•]	[	•]%	$	[	•]	[	•]%	$	[	•]	[	•]%	$	[	•]	[	•]%	$	[	•]	[	•]%

Total 31+ Delinquencies	$	[	•]	[	•]%	$	[	•]	[	•]%	$	[	•]	[	•]%	$	[	•]	[	•]%	$	[	•]	[	•]%

	Units			%		Units			%		Units			%		Units			%		Units			%
Retail Contracts Delinquent (Units)(2)(3)(5)
31-60 Days		[	•]	[	•]%		[	•]	[	•]%		[	•]	[	•]%		[	•]	[	•]%		[	•]	[	•]%
61-90 Days		[	•]	[	•]%		[	•]	[	•]%		[	•]	[	•]%		[	•]	[	•]%		[	•]	[	•]%
90 Days or More		[	•]	[	•]%		[	•]	[	•]%		[	•]	[	•]%		[	•]	[	•]%		[	•]	[	•]%

Total 31+ Delinquencies		[	•]	[	•]%		[	•]	[	•]%		[	•]	[	•]%		[	•]	[	•]%		[	•]	[	•]%

(1)

Data presented in the table is based predominantly upon retail balances for new and used vehicles financed by PFS, including those that have been sold but are serviced by PFS. [Totals do not include service loaners, Porsche employee loans, mobility vehicles, specialty fleet vehicles and any Lamborghini or Bentley vehicles, but includes Porsche Taycan and plug-in hybrid electric vehicles.]

(2)	An account is considered delinquent if any amount of a scheduled monthly payment is delinquent starting on the first day after such payment was due.
(3)

PFS’ current policy is to generally charge-off contract deficiencies on the earlier of (i) the date on which the proceeds of sale of the vehicle are applied to the contract and (ii) the month in which the contract reaches its 120th day of delinquency.

(4)	Dollar amounts and percentages may not add to total delinquencies due to rounding.
(5)	Percentages may not add to total delinquencies due to rounding.

PFS Managed Retail Portfolio

Net Credit Loss and Repossession Experience(1)

(Dollars in Thousands)

At or for the [•] Months Ended [•],
	[•]			[•]
Retail Contracts Outstanding ($)	$	[	•]	$	[	•]
Average Retail Contracts Outstanding ($)(2)	$	[	•]	$	[	•]
Number of Retail Contracts Outstanding		[	•]		[	•]
Average Number of Retail Contracts Outstanding(2)		[	•]		[	•]
Number of Repossessions		[	•]		[	•]
Number of Repossessions as a Percentage of the Average Number of Retail Contracts Outstanding(2)		[	•]%		[	•]%
Charge-offs ($)(3)	$	[	•]	$	[	•]
Recoveries ($)(4)	$	[	•]	$	[	•]
Net Losses ($)(5)	$	[	•]	$	[	•]
Net Losses as a Percentage of Average Dollar Amount of Retail Contracts Outstanding(2)(5)		[	•]%		[	•]%

At or for the Year Ended December 31,
	[•]			[•]			[•]			[•]			[•]
Retail Contracts Outstanding ($)	$	[	•]	$	[	•]	$	[	•]	$	[	•]	$	[	•]
Average Retail Contracts Outstanding ($)(2)	$	[	•]	$	[	•]	$	[	•]	$	[	•]	$	[	•]
Number of Retail Contracts Outstanding		[	•]		[	•]		[	•]		[	•]		[	•]
Average Number of Retail Contracts Outstanding(2)		[	•]		[	•]		[	•]		[	•]		[	•]
Number of Repossessions		[	•]		[	•]		[	•]		[	•]		[	•]
Number of Repossessions as a Percentage of the Average Number of Retail Contracts Outstanding(2)		[	•]%		[	•]%		[	•]%		[	•]%		[	•]%
Charge-offs ($)(3)	$	[	•]	$	[	•]	$	[	•]	$	[	•]	$	[	•]
Recoveries ($)(4)	$	[	•]	$	[	•]	$	[	•]	$	[	•]	$	[	•]
Net Losses ($)(5)	$	[	•]	$	[	•]	$	[	•]	$	[	•]	$	[	•]
Net Losses as a Percentage of Average Dollar Amount of Retail Contracts Outstanding(2)(5)		[	•]%		[	•]%		[	•]%		[	•]%		[	•]%

(1)

Data presented in the tables is based predominantly upon retail balances for new and used vehicles financed by PFS, including those that have been sold but are serviced by PFS. The percentages at or for the [__] months ended [__][•], 20[__] and [__][•], 20[__] are annualized and are not necessarily indicative of a full year’s actual results. [Totals do not include service loaners, Porsche employee loans, mobility vehicles, specialty fleet vehicles and any Lamborghini or Bentley vehicles, but includes Porsche Taycan and plug-in hybrid electric vehicles.]

(2)	Averages are computed by taking a simple average of the month end outstanding amounts for each period presented.
(3)

Charge-offs generally represent the total aggregate net outstanding balance of the retail contracts determined to be uncollectible in the period less proceeds from the disposition of the related retail vehicles, other than recoveries described in Note (4) below.

(4)	Recoveries generally include the net amounts received with respect to retail contracts previously charged off.
(5)

Net Losses generally represent the total aggregate net outstanding balance of receivables determined to be uncollectible during the period less proceeds from the disposition of related vehicles, including net amounts received from obligors. Dollar amounts may not add to total net losses due to rounding.

In addition to the payment and other characteristics of a pool of receivables, delinquencies, credit losses and repossessions are also affected by a number of social, economic and other factors, including changes in interest rates and unemployment levels, and there can be no assurance as to the level of future total delinquencies or the severity of future credit losses as a result of these factors. Accordingly, the delinquency, credit loss and repossession experience of the receivables may differ from those shown in the foregoing tables. Any contract for which the obligor has received an extension or a deferral will be excluded from the pool of receivables.

See “Origination and Servicing Procedures” in this prospectus for additional information regarding the servicer.

Delinquency Experience Regarding the Pool of Receivables as of the [Statistical] Cut-off Date

The following table sets forth the delinquency experience regarding the pool of receivables as of the [statistical] cut-off date. The servicer considers a receivable delinquent if any amount of a scheduled monthly payment is delinquent on the first day after such payment was due. The period of delinquency is based on the number of days payments are contractually past due. As of the cut-off date, none of the receivables in the statistical pool were more than 30 days delinquent. [As of the [statistical] cut-off date, none of the receivables in the pool were delinquent by more than 30 days.]

Historical Delinquency Status(1)	Number of Receivables		Percentage of Total Number of Receivables		Aggregate Outstanding Principal Balance			Percentage of Total Aggregate Outstanding Principal Balance
Delinquent no more than once for 30-59 days(2)	[	•]	[	•]%	$	[	•]	[	•]%
Delinquent more than once for 30-59 days but never for 60 days or more	[	•]	[	•]		[	•]	[	•]
Delinquent at least once for 60 days or more	[	•]	[	•]		[	•]	[	•]

Total	[	•]	100.00%		$	[	•]	100.00%

(1)	As of the cut-off date.
(2)	Delinquent no more than once for 30-59 days represent accounts that were delinquent one time but never exceeded 59 days past due.

Information About Certain Previous Securitizations

Appendix A to this prospectus (“Appendix A”) sets forth in tabular format static pool information about prior pools of retail installment sale contracts that were securitized by PFS. Static pool information consists of [cumulative credit losses, delinquency and prepayment data for prior securitized pools and summary information for the original characteristics of the prior pools]. The term “securitized pool” refers to the securitized pool of receivables as of the related cut-off date. The characteristics of the securitized pools included in Appendix A may vary somewhat from the characteristics of the receivables in this transaction. The static pool information reflects the static pool performance of all motor vehicle retail installment sale contracts for new and used Porsche vehicles originated by dealers and included in PFS’ managed loan portfolio by vintage origination year for the last five years. [The static pool information includes only Porsche vehicles.]

The characteristics of receivables included in the static pool data discussed above, as well as the social, economic and other conditions existing at the time when those receivables were originated and repaid, may vary materially from the characteristics of the receivables in this transaction and the social, economic and other conditions existing at the time when the receivables in this transaction were originated and those that will exist in the future when the receivables in the current transaction are required to be repaid. As a result, there can be no assurance that the static pool data referred to above will correspond to or be an accurate predictor of the performance of this receivables securitization transaction.

[Insert disclosure required by Item 1105, including appropriate introductory and explanatory information to introduce the characteristics, the methodology used in determining or calculating the characteristics and any terms or abbreviations used. Include a description of how the static pool differs from the pool underlying the securities being offered, such as the extent to which the pool underlying the securities being offered was originated with the same or differing underwriting criteria, loan terms, and risk tolerances than the static pools presented.]

Review of Pool Assets

In connection with the offering of the notes, the depositor has performed a review of the receivables in the pool as of the [statistical] cut-off date [as of the initial cut-off date (and will perform such review with respect to any subsequent receivables as of the applicable subsequent cut-off date)] and the disclosure regarding the receivables required to be included in this prospectus by Item 1111 of Regulation AB (such disclosure, the “Rule 193 Information”). This review was designed and effected to provide the depositor with reasonable assurance that the Rule 193 Information is accurate in all material respects.

As part of the review, PFS identified the Rule 193 Information to be covered and identified the review procedures for each portion of the Rule 193 Information. Descriptions consisting of factual information were reviewed and approved by PFS senior management to ensure the accuracy of such descriptions. PFS also reviewed the Rule 193 Information consisting of descriptions of portions of the transaction documents and compared that Rule 193 Information to the related transaction documents to ensure the descriptions were accurate. PFS officers also consulted with internal regulatory personnel and counsel, as well as external counsel, with respect to the description of the legal and regulatory provisions that may materially and adversely affect the performance of the receivables or payments on the notes.

In addition, PFS employees performed a review of the Rule 193 Information to confirm that the receivables in the [statistical] pool [as of the initial cut-off date (and will perform such review with respect to any subsequent receivables as of the applicable subsequent cut-off date)] satisfied the criteria set forth in the [first] paragraph under “The Transfer Agreements and the Administration Agreement—Representations and Warranties” in this prospectus. Statistical information relating to the receivables was recalculated using data tapes containing information from PFS’s information systems, which includes databases containing certain attributes of the receivables, as well as originations data. The review of Rule 193 Information relating to credit approvals and exceptions to credit policies consisted of the application of PFS’s internal control procedures, which include regular quality assurance and information technology internal audits on origination, funding and data systems to ensure accuracy of data and that previously originated receivables complied with underwriting guidelines. In addition, [•] receivable files [relating to the initial receivables[and receivables with characteristics similar to the initial receivables]] were randomly selected in order to compare certain receivable characteristics selected by the depositor to the applicable information on the data tapes. [Based on this review, there were [•] discrepancies related to [•] of the [•] receivable files selected. The discrepancies were related to [•].]

Portions of the review of legal matters and the review of statistical information were performed with the assistance of third parties engaged by the depositor. The depositor determined the nature, extent and timing of the review and the level of assistance provided by the third parties. The depositor had ultimate authority and control over, and assumes all responsibility for, the review and the findings and conclusions of the review. The depositor attributes all findings and conclusions of the review to itself.

After undertaking the review described above, the depositor has found and concluded that it has reasonable assurance that the Rule 193 Information in this prospectus is accurate in all material respects.

Repurchases and Replacements

[No assets securitized by PFS were the subject of a demand to repurchase or replace for breach of the representations and warranties during the [•] year period ending [•], 20[•].] [The following table provides information regarding the demand, repurchase and replacement history with respect to receivables securitized by PFS during the period from [______], 20[__] to [______], 20[__].]

Name of Issuing Entity	Check if Registered	Name of Originator	Total Receivables in ABS by Originator			Receivables that Were Subject of Demand				Receivables That Were Repurchased or Replaced		Receivables Pending Repurchase or Replacement (within cure period)			Demand in Dispute			Demand Withdrawn			Demand Rejected
Porsche Financial Auto Securitization Trust 20[__]-[_]		Originator 1	#	$	%	#	$	%	#	$	%	#	$	%	#	$	%	#	$	%	#	$	%
Porsche Financial Auto Securitization Trust 20[__]-[_]		Originator 2	#	$	%	#	$	%	#	$	%	#	$	%	#	$	%	#	$	%	#	$	%

Please refer to the Form ABS-15G filed by PFS on [______], 20[__] for additional information. The CIK number of PFS is [•].

MATURITY AND PREPAYMENT CONSIDERATIONS

The weighted average life of each class of notes will generally be influenced by the rate at which the principal balances of the receivables are paid, which payments may be in the form of scheduled payments or prepayments. Each receivable is prepayable in full by the obligor at any time. [The weighted average life of the offered notes will also be influenced by the ability of the issuing entity to reinvest collections on the receivables during the [revolving][pre-funding] period. The ability of the issuing entity to reinvest those proceeds will be influenced by the availability of suitable receivables for the issuing entity to purchase and the rate at which the principal balances of the receivables are paid.] Full and partial prepayments on the receivables included in the issuing entity property will be paid or distributed to the noteholders on the next payment date following the Collection Period in which they are received. To the extent that any receivable included in the issuing entity property is prepaid in full by the obligor, purchased by the servicer as a result of a breach of a covenant related to its servicing duties or as a result of a reduction in the contract rate of the receivable other than as required by applicable law (including, without limitation, the Servicemembers Civil Relief Act) or court order or at the direction of a regulatory authority or in accordance with regulatory guidance, each as described under “The Transfer Agreements and the Administration Agreement—Collection, Extensions and Modifications of Receivables,” or repurchased by the seller as a result of a breach of a representation or warranty regarding the characteristics of a receivable to be transferred to the issuing entity as described under “The Transfer Agreements and the Administration Agreement—Representations and Warranties” or otherwise, the actual weighted average life of the receivables included in the issuing entity property will be shorter than a weighted average life calculation based on the assumptions that payments will be made on schedule and that no prepayments will be made. Weighted average life means the average amount of time until the entire principal balance of a receivable is repaid. Full prepayments may also result from liquidations due to default, receipt of proceeds from theft, physical damage, credit life and credit disability insurance policies. In addition, early retirement of the notes may be effected if the depositor exercises its option to purchase the remaining receivables included in the issuing entity property when the outstanding balance of the receivables has declined to or below the percentage specified in “The Transfer Agreements and the Administration Agreement—Optional Redemption” in this prospectus.

The rate of full prepayments by obligors on the receivables may be influenced by a variety of economic, social and other factors. These factors include the unemployment rate, servicing decisions, seasoning of motor vehicle retail installment sale contracts, destruction of vehicles by accident, loss of vehicles due to theft, sales of vehicles, market interest rates, the availability of alternative financing and restrictions on the obligor’s ability to sell or transfer the financed vehicle securing a receivable without the consent of the servicer. Any full prepayments or partial prepayments applied immediately will reduce the average life of the receivables.

PFS can make no prediction as to the actual prepayment rates that will be experienced on the receivables included in the issuing entity property in either stable or changing interest rate environments. Noteholders will bear all reinvestment risk resulting from the rate of prepayment of the receivables included in the issuing entity property.

The following information is provided solely to illustrate the effect of prepayments of the receivables on the unpaid principal amounts of the notes and the weighted average life of each class of notes under the assumptions stated below and is not a prediction of the prepayment rates that might actually be experienced with respect to the receivables.

Prepayments on receivables can be measured against prepayment standards or models. The absolute prepayment model, or “ABS,” assumes a rate of prepayment each month which is related to the original number of receivables in a pool of receivables. ABS also assumes that all of the receivables in a pool are the same size, that all of those receivables amortize at the same rate and that for every month that any individual receivable is outstanding, payments on that particular receivable will either be made as scheduled or the receivable will be prepaid in full. For example, in a pool of receivables originally containing 10,000 receivables, if a 1% ABS were used, that would mean that 100 receivables would prepay in full each month. The percentage of prepayments that is assumed for ABS is not a historical description of prepayment experience on pools of receivables or a prediction of the anticipated rate of prepayment on either the pool of receivables involved in this transaction or on any pool of receivables. You should not assume that the actual rate of prepayments on the receivables will be in any way related to the percentage of prepayments that was assumed for ABS.

The tables below which are captioned “Percent of the Initial Note Balance at Various ABS Percentages” (the “ABS Tables”) are based on ABS and were prepared using the following assumptions:

•	the issuing entity holds [_____] pools of receivables with the following characteristics:

Pool	Aggregate Outstanding Principal Balance			APR		Assumed Cut-off Date		Original Term to Maturity (in Months)		Remaining Term to Maturity (in Months)
1	$	[	•]	[	•]%	[	•]	[	•]	[	•]
2	$	[	•]	[	•]%	[	•]	[	•]	[	•]
3	$	[	•]	[	•]%	[	•]	[	•]	[	•]
4	$	[	•]	[	•]%	[	•]	[	•]	[	•]
5	$	[	•]	[	•]%	[	•]	[	•]	[	•]
6	$	[	•]	[	•]%	[	•]	[	•]	[	•]
7	$	[	•]	[	•]%	[	•]	[	•]	[	•]

Total	$	[	•]

•

all prepayments on the receivables each month are made in full on the last day of each month (and include 30 days of interest) at the specified constant percentage of ABS commencing in [_____], 20[•] and there are no defaults, losses or repurchases;

[•	the Class A-2 notes consist of Class A-2a notes and Class A-2b notes;]

•

interest accrues on the notes at the following per annum fixed coupon rates: Class A-1 notes, [•]%; Class A-2[a] notes, [•]%; [Class A-2b notes, Benchmark + [•]%]; Class A-3 notes, [•]%; Class A-4 notes, [•]%; [Class B notes, [•]%;];

•	each scheduled payment on the receivables is made on the last day of each month commencing in [__________] [•] 20[•], and each month has 30 days;

•

[the initial Note Balance of each class of notes is equal to the applicable initial principal amount set forth on the front cover of this prospectus [except that] [the initial principal amount of the Class A-2a notes is $[•] and the initial principal amount of the Class A-2b notes is $[•]][and][the initial principal amount of the Class A-3 notes is $[•] and the initial principal amount of the Class A-4 notes is $[•]];]

•	payments on the notes are paid in cash on each payment date commencing [__________] [•], 20[•] and on the [•] calendar day of each subsequent month whether or not that day is a Business Day;

•	the offered notes are purchased on the closing date of [__________] [•], 20[•];

•	the Class A-1 notes [and the Class A-2b notes] will be paid interest on the basis of the actual number of days elapsed during the period for which interest is payable and a 360-day year;

•	the Class A-2[a] notes, the Class [A-3] notes, the Class [A-4] notes [and the Class B notes] will be paid interest on the basis of a 360-day year consisting of twelve 30-day months;

•

the servicing fee for any payment date will be an amount equal to the product of (1) [__]%; (2) one-twelfth [(or, in the case of the first payment date, a fraction, the numerator of which is the number of days from but not including the cut-off date to and including the last day of the first collection period (based on a 30-day month) and the denominator of which is 360)]; and (3) the Net Pool Balance, [and all other fees and expenses are equal to $0.00 per annum];

•

Available Funds from the receivables described above are distributed in accordance with the payment priorities described below under “The Transfer Agreements and the Administration Agreement—Priority of Payments,” and no event of default under the indenture occurs;

•	payments of principal on the notes are distributed in accordance with the payment priorities described below under “The Notes—Payments of Principal”;

[•	principal will be paid on each class of notes on each payment date as necessary to build and maintain the required overcollateralization; ]

•

the scheduled payment for each receivable was calculated on the basis of the characteristics described in the ABS Tables and in such a way that each receivable would amortize in a manner that will be sufficient to repay the receivable balance of that receivable by its indicated remaining term to maturity;

•	except as indicated in the tables, the “clean-up call” option to redeem the notes will be exercised at the earliest opportunity;

[•

the yield supplement overcollateralization amount as of each payment date will equal the amount set forth opposite such payment date under “The Transfer Agreements and the Administration Agreement—Yield Supplement Overcollateralization Amount”;]

[•

during the revolving period, the issuing entity invests all amounts available to purchase additional receivables up to the target reinvestment amount on each payment date, based on the cut-off date of such receivables being the beginning of the related month;]

[•	$[ ] will be deposited in the pre-funding account on the closing date;] and

[•	all of the funds in the pre-funding account are used to purchase subsequent receivables;]

•	investment income amounts equal zero.

The ABS Tables were created relying on the assumptions listed above. The tables indicate the percentages of the initial outstanding balance of each class of notes that would be outstanding after each of the listed payment dates if certain percentages of ABS are assumed. The ABS Tables also indicate the corresponding weighted average lives of each class of notes if the same percentages of ABS are assumed. The assumptions used to construct the ABS Tables are hypothetical and have been provided only to give a general sense of how the principal cash flows might behave under various prepayment scenarios. The actual characteristics and performance of the receivables may differ materially from the assumptions used to construct the ABS Tables.

As used in the ABS Tables, the “weighted average life” of a class of notes is determined by:

•	multiplying the amount of each principal payment on a note by the number of years from the date of the issuance of the note to the related payment date;

•	adding the results; and

•	dividing the sum by the related initial outstanding balance of the note.

Percent of the Initial Note Balance at Various ABS Percentages

Class A-1 Notes

Payment Date	0.00%		0.75%		1.00%		1.25%		1.50%		1.75%		2.00%
Closing Date	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%
[_____], 20[•]	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%
[_____], 20[•]	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%
[_____], 20[•]	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%
[_____], 20[•]	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%
[_____], 20[•]	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%
[_____], 20[•]	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%
[_____], 20[•]	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%
[_____], 20[•]	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%
Weighted Average Life (Years) to Call	[	•]	[	•]	[	•]	[	•]	[	•]	[	•]	[	•]
Weighted Average Life (Years) to Maturity	[	•]	[	•]	[	•]	[	•]	[	•]	[	•]	[	•]

Percent of the Initial Note Balance at Various ABS Percentages

Class A-2[a] Notes [and Class A-2b Notes]

Payment Date	0.00%		0.75%		1.00%		1.25%		1.50%		1.75%		2.00%
Closing Date	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%
[_____], 20[•]	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%
[_____], 20[•]	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%
[_____], 20[•]	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%
[_____], 20[•]	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%
[_____], 20[•]	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%
[_____], 20[•]	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%
[_____], 20[•]	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%
[_____], 20[•]	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%
Weighted Average Life (Years) to Call	[	•]	[	•]	[	•]	[	•]	[	•]	[	•]	[	•]
Weighted Average Life (Years) to Maturity	[	•]	[	•]	[	•]	[	•]	[	•]	[	•]	[	•]

Percent of the Initial Note Balance at Various ABS Percentages

Class A-3 Notes

Payment Date	0.00%		0.75%		1.00%		1.25%		1.50%		1.75%		2.00%
Closing Date	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%
[_____], 20[•]	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%
[_____], 20[•]	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%
[_____], 20[•]	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%
[_____], 20[•]	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%
[_____], 20[•]	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%
[_____], 20[•]	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%
[_____], 20[•]	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%
[_____], 20[•]	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%
Weighted Average Life (Years) to Call	[	•]	[	•]	[	•]	[	•]	[	•]	[	•]	[	•]
Weighted Average Life (Years) to Maturity	[	•]	[	•]	[	•]	[	•]	[	•]	[	•]	[	•]

Percent of the Initial Note Balance at Various ABS Percentages

Class A-4 Notes

Payment Date	0.00%		0.75%		1.00%		1.25%		1.50%		1.75%		2.00%
Closing Date	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%
[_____], 20[•]	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%
[_____], 20[•]	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%
[_____], 20[•]	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%
[_____], 20[•]	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%
[_____], 20[•]	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%
[_____], 20[•]	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%
[_____], 20[•]	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%
[_____], 20[•]	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%
Weighted Average Life (Years) to Call	[	•]	[	•]	[	•]	[	•]	[	•]	[	•]	[	•]
Weighted Average Life (Years) to Maturity	[	•]	[	•]	[	•]	[	•]	[	•]	[	•]	[	•]

[Percent of the Initial Note Balance at Various ABS Percentages

Class B Notes]

Payment Date	0.00%		0.75%		1.00%		1.25%		1.50%		1.75%		2.00%
Closing Date	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%
[_____], 20[•]	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%
[_____], 20[•]	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%
[_____], 20[•]	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%
[_____], 20[•]	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%
[_____], 20[•]	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%
[_____], 20[•]	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%
[_____], 20[•]	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%
[_____], 20[•]	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%	[	•]%
Weighted Average Life (Years) to Call	[	•]	[	•]	[	•]	[	•]	[	•]	[	•]	[	•]
Weighted Average Life (Years) to Maturity	[	•]	[	•]	[	•]	[	•]	[	•]	[	•]	[	•]

THE NOTES

General

The issuing entity will issue the notes pursuant to the terms of the indenture, a form of which has been filed as an exhibit to the registration statement, to be dated as of the closing date (the “indenture”) between the issuing entity and the indenture trustee for the benefit of the noteholders. We will file a copy of the finalized indenture with the SEC concurrently with or prior to the time we file this prospectus with the SEC. Each noteholder will have the right to receive payments made with respect to the receivables and other assets in the issuing entity property and certain rights and benefits available to the indenture trustee under the indenture and the sale and servicing agreement. [______________] will be the indenture trustee.

The indenture trustee will distribute principal and interest on each payment date to holders in whose names the notes were registered on the related record date. All payments required to be made on the notes will be made monthly on each payment date, which will be the [•] day of each month or, if that day is not a Business Day, then the next Business Day, beginning [__________][•], 20[•] (the “payment date”).

The “record date” means, with respect to each payment date or redemption date, (i) for any definitive notes, the close of business on the last Business Day of the calendar month immediately preceding the calendar month in which such payment date or redemption date occurs, (ii) for any book-entry notes, the close of business on the Business Day immediately preceding such payment date or redemption date, or (iii) any other day specified in the transaction documents. See “—Definitive Notes” below. No investor acquiring an interest in the notes issued in book-entry form, as reflected on the books of the clearing agency, or a person maintaining an account with such clearing agency (a “Note Owner” and together with noteholders, collectively “investors”) will be entitled to receive a certificate representing that owner’s note, except as set forth in “—Definitive Notes” below.

The initial principal amount, interest rate and final scheduled payment date for each class of notes is set forth on the cover page to this prospectus.

Distributions to the certificateholders will be subordinated to distributions of principal of and interest on the notes to the extent described in “The Transfer Agreements and the Administration Agreement—Priority of Payments” and “The Indenture—Priority of Payments May Change Upon an Event of Default” in this prospectus.

Delivery of Notes

The notes will be issued in the minimum denomination of $[__] and in integral multiples of $[1,000] in excess thereof (except for two notes of each class which may be issued in a denomination other than an integral of $[1,000]). The offered notes will be issued on or about the closing date in book-entry form through the facilities of DTC, Clearstream and Euroclear against payment in immediately available funds.

Book-Entry Registration

Each class of offered notes will be available only in book-entry form [except in the limited circumstances described below under “—Definitive Notes” in this prospectus]. All book-entry notes will be held by DTC, in the name of Cede & Co., as nominee of DTC. Investors’ interests in the notes will be represented through financial institutions acting on their behalf as direct and indirect participants in DTC. Investors may hold their notes through DTC, Clearstream Banking Luxembourg S.A. (“Clearstream”), or Euroclear Bank S.A./N.V. (“Euroclear”), which will hold positions on behalf of their customers or participants through their respective depositories, which in turn will hold such positions in accounts as DTC participants.

All book-entry notes will be delivered to the indenture trustee as custodian for DTC and registered in the name of Cede, the nominee of DTC. Investors’ interests in the notes will be represented through financial institutions acting on their behalf as direct and indirect participants in DTC. As a result, investors will only be able to exercise their rights as a noteholder indirectly through DTC (if in the United States) and its participating organizations, or Clearstream or Euroclear (in Europe or Asia) and their participating organizations. Holding the notes in book-entry form could also limit an investor’s ability to pledge or transfer its notes to persons or entities that do not participate in DTC, Clearstream or Euroclear.

Interest and principal on the notes will be paid by the issuing entity to DTC as the record holder of those notes while they are held in book-entry form. DTC will credit payments received from the issuing entity to the accounts of its participants which, in turn, will credit those amounts to noteholders either directly or indirectly through indirect participants. This process could delay receipt of payments from the issuing entity with respect to an investor’s beneficial interest in notes in the event of misapplication of payments by DTC participants or indirect participants or bankruptcy or insolvency of those entities and an investor’s recourse will be limited to its remedies against those entities. The notes will be traded as home market instruments in both the U.S. domestic and European markets. Initial settlement and all secondary trades will settle in same-day funds.

Investors electing to hold their notes through DTC will follow the settlement practices applicable to U.S. corporate debt obligations. Investors electing to hold global notes through Clearstream or Euroclear accounts will follow the settlement procedures applicable to conventional eurobonds, except that there will be no temporary global notes and no “lock-up” or restricted period.

For notes held in book-entry form, actions of noteholders under the indenture will be taken by DTC upon instructions from its participants and all payments, notices, reports and statements to be delivered to noteholders will be delivered to DTC or its nominee as the registered holder of the book-entry notes for distribution to holders of book-entry notes in accordance with DTC’s procedures.

Investors should review the procedures of DTC, Clearstream and Euroclear for clearing, settlement and withholding tax procedures applicable to their purchase of the notes.

Definitive Notes

Any retained notes may be issued as definitive notes and registered in the name of the depositor or one or more of the depositor’s affiliates. The [offered] notes will be issued in fully registered, certificated form to owners of beneficial interests in a global note or their nominees rather than to DTC or its nominee, only if:

•

the administrator advises the indenture trustee in writing that DTC is no longer willing or able to discharge properly its responsibilities as depository with respect to the notes, and the administrator or the indenture trustee, as applicable, is unable to locate a qualified successor;

•	the administrator, at its option, advises the indenture trustee in writing that it elects to terminate the book-entry system through DTC; or

•

after the occurrence of an event of default under the indenture, beneficial owners representing in the aggregate at least a majority of the outstanding principal amount of all the notes, voting as a single class, advise the indenture trustee through DTC (or its successor) in writing that the continuation of a book-entry system through DTC (or its successor) is no longer in the best interest of those owners.

Payments or distributions of principal of, and interest on, the notes will be made by a paying agent directly to holders of notes in definitive registered form in accordance with the procedures set forth in this prospectus and in the indenture. Payments or distributions on each payment date and on the final scheduled payment date, as specified in this prospectus, will be made to holders in whose names the definitive notes were registered on the record date. Payments or distributions will be made via DTC to the extent applicable, and in the event notes are not held through DTC, by wire transfer to each noteholder as it appears on the register maintained by the indenture trustee or by other means to the extent provided in the indenture. The final payment or distribution on any note, whether notes in definitive registered form or notes registered in the name of Cede, however, will be made only upon presentation and surrender of the note at the office or agency specified in the notice of final payment or distribution to noteholders.

Notes in definitive registered form will be transferable and exchangeable at the offices of the indenture trustee, or at the offices of a transfer agent or registrar named in a notice delivered to holders of notes in definitive registered form. No service charge will be imposed for any registration of transfer or exchange, but the indenture trustee, transfer agent or registrar may require payment of a sum sufficient to cover any tax or other governmental charge imposed in connection therewith.

Notes Owned by Transaction Parties

In determining whether noteholders holding the requisite Note Balance have given any request, demand, authorization, direction, notice, consent, vote or waiver under any transaction document, notes owned by the issuing entity, the seller, the depositor, the servicer, the administrator, any certificateholder or any of their respective affiliates will be disregarded and deemed not to be “outstanding” unless all of the notes are then owned by the issuing entity, the seller, the depositor, the servicer, the administrator, any certificateholder or any of their respective affiliates, except that, in determining whether the indenture trustee will be protected in relying upon any such request, demand, authorization, direction, notice, consent, vote or waiver, only notes that a responsible officer of the indenture trustee knows to be so owned will be so disregarded. Notes that have been pledged in good faith will be regarded as “outstanding” if the pledgee of those notes provides written notice to the indenture trustee that the pledgee has the right to act with respect to those notes and that the pledgee is not the issuing entity, the seller, the depositor, the servicer, the administrator, any certificateholder or any of their respective affiliates.

Access to Noteholder Lists

To the extent that definitive notes have been issued in the limited circumstances described under “—Definitive Notes” above, the note registrar will furnish or cause to be furnished to the indenture trustee and the paying agent a list of the names and addresses of the noteholders:

•	as of each record date, within five days of that record date; and

•	within five days after receipt by the note registrar of a written request from the indenture trustee for that list.

The indenture does not provide for the holding of annual or other meetings of noteholders.

Statements to Noteholders

On or prior to the second Business Day preceding each payment date, the servicer will provide to the indenture trustee and, on each payment date, the indenture trustee will forward or otherwise make available to each noteholder a statement (prepared by the servicer) setting forth for that payment date and the related Collection Period the following information (or such other substantially similar information so long as such information satisfies the requirements of Item 1121 of Regulation AB):

•	the amount of the distribution on or with respect to each class of notes allocable to principal;

•	the amount of the distribution on or with respect to each class of notes allocable to interest;

•

the Class A-1 Note Balance, the Class A-2[a] Note Balance[, the Class A-2b Note Balance], the Class A-3 Note Balance, the Class A-4 Note Balance, [and the Class B Note Balance,] in each case after giving effect to payments on such payment date;

•	the First Allocation of Principal[, the Second Allocation of Principal] and the Regular Allocation of Principal for such payment date;

[•	the number of, and aggregate amount of monthly principal and interest payments due on, the related receivables which are delinquent as of the end of the related Collection Period;]

•	the Delinquency Percentage;

•	the aggregate principal balance of 60-Day Delinquent Receivables as of the end of the related Collection Period;

•	whether the Delinquency Percentage exceeds the Delinquency Trigger;

•	the aggregate servicing fee paid to the servicer with respect to the receivables, the amount of any unpaid servicing fees and the change in such amount from that of the prior payment date;

•

the amount of fees paid to the indenture trustee, the owner trustee and the asset representations reviewer, the amount of any unpaid fees to the indenture trustee, owner trustee and the asset representations reviewer and any changes in such amount from the prior payment date;

•

(i) the amount on deposit in the reserve account and the Specified Reserve Account Balance, each as of the beginning and end of the related Collection Period, (ii) the amount to be deposited in the reserve account in respect of such payment date, if any, (iii) the reserve account draw amount and the reserve account excess amount, if any, to be withdrawn from the reserve account on such payment date, (iv) the balance on deposit in the reserve account on such payment date after giving effect to such changes in such balance from the immediately preceding payment date;

[•

the amount available in the collection account for payment of the aggregate amount payable or distributable on the notes, the amount of any principal or interest shortfall with respect to each class of notes and the amount required from any applicable credit enhancement provider to pay any shortfall;]

•	the aggregate repurchase price with respect to repurchased receivables paid by the servicer or the sponsor with respect to the related Collection Period;

•	the number of receivables that are 31-60, 61-90, 91-120 and over 120 days delinquent as of the end of the related Collection Period;

•	the aggregate outstanding principal balance of receivables that are 31-60, 61-90, 91-120 and over 120 days delinquent as of the end of the related Collection Period;

•	the percentage of the total aggregate outstanding principal balance of receivables that are 31-60, 61-90, 91-120 and over 120 days delinquent as of the end of the related Collection Period;

[•	the amount, if any, reinvested in additional receivables during the revolving period, if any;]

[•	if applicable, whether the revolving period has terminated early due to the occurrence of an Early Amortization Event;]

•	the Pool Factor and the Note Factor; and

•	the Pool Balance.

The servicer may, in its sole discretion, elect to include the information specified in the [•], [•] and [•] bullet points above in 30-day increments beginning with 30-59 days delinquency in lieu of the increments set forth in such bullet points above.

The “Note Factor” will be, for any payment date, a six-digit decimal, equal to the outstanding balance for each class of notes at the end of the month as a fraction of the original balance of the corresponding class of notes as of the closing date. The Note Factor for each class of notes will be 1.000000 as of the closing date; thereafter, each Note Factor will decline to reflect reductions in the outstanding amount of each class of notes. As a noteholder, your share of the principal amount of a particular class of notes is the product of (1) the original denomination of your note and (2) the applicable class Note Factor.

The “Pool Factor” will be, for any payment date, a six-digit decimal equal to the Pool Balance as of the end of the month as a fraction of [(1)] the original Pool Balance of receivables as of the [initial] cut-off date [plus (2) the original Pool Balance of any subsequent receivables added to the issuing entity property as of the applicable subsequent cut-off date.] The Pool Factor will be 1.000000 as of the closing date; thereafter, the Pool Factor will decline to reflect reductions in the Pool Balance [and will increase to reflect the acquisition of any subsequent receivables on the applicable funding date]. The amount of a noteholder’s pro rata share of the Pool Balance for a given month can be determined by multiplying the original denomination of the holder’s note by the Pool Factor for that month.

DTC will supply these reports to noteholders of book-entry notes in accordance with its procedures. Since owners of beneficial interest in a global note will not be recognized as noteholders, DTC will not forward monthly reports to those owners. Copies of monthly reports may be obtained by owners of beneficial interests in a global note as provided in this prospectus.

Within a reasonable period of time after the end of each calendar year during the term of the issuing entity, but not later than the latest date permitted by law, the indenture trustee and paying agent will furnish information required to complete United States federal and state income tax returns to each person who on any Record Date during the calendar year was a registered noteholder. See “Material Federal Income Tax Consequences” in this prospectus.

Payments of Interest

Interest on the unpaid outstanding principal amount of each class of notes will accrue at the applicable interest rate listed on the cover of this prospectus and will be due and payable monthly on each payment date.

Interest will accrue and will be calculated on the various classes of notes as follows:

•

Actual/360. Interest on the Class A-1 notes [and the Class A-2b notes] will be calculated on the basis of the actual days elapsed during the period for which interest is payable and assuming a 360-day year. This means that the interest due on each payment date for the Class A-1 notes [and the Class A-2b notes] will be the product of (i) the outstanding principal amount of the related class of notes before giving effect to any payments made on that payment date, (ii) the related interest rate and (iii) the actual number of days from and including the previous payment date (or, in the case of the first payment date, from and including the closing date) to but excluding the current payment date, divided by 360.

•

30/360. Interest on the Class A-2[a] notes, the Class A-3 notes and the Class A-4 notes will be calculated on the basis of a 360-day year consisting of twelve 30-day months. This means that the interest due on each payment date for the Class A-2[a] notes, the Class A-3 notes and the Class A-4 notes will be the product of (i) the outstanding principal amount of the related class of notes before giving effect to any payments made on that payment date, (ii) the related interest rate and (iii) 30 (or in the case of the first payment date, the number of days from and including the closing date to but excluding the [__] day of the month in which the first payment date occurs (assuming a 30 day calendar month)), divided by 360.

•

Interest Accrual Periods. Interest will accrue on the outstanding principal amount of each class of notes (a) with respect to the Class A-1 notes [and the Class A-2b notes], from and including the most recent payment date (or in the case of the first payment date, the closing date) to but excluding that specified payment date or (b) with respect to the Class A-2[a] notes, the Class A-3 notes and the Class A-4 notes, from and including the [__] day of the calendar month preceding a payment date (or in the case of the first payment date, from and including the closing date) to but excluding the [__] day of the month in which that payment date occurs. Interest accrued as of any payment date but not paid on that payment date will be payable on the next payment date, together with interest on such amount at the applicable interest rate (to the extent lawful).

For notes in book-entry form, interest on each note will be paid to noteholders of record of the notes as of the Business Day immediately preceding the payment date. For notes in definitive form, interest on each note will be paid to noteholders of record of the notes as of the close of business on the last Business Day of the calendar month preceding the related payment date.

[Interest on the floating rate notes will be calculated based on [insert applicable floating rate benchmark] plus the applicable spread set forth on the cover page to this prospectus; provided that, if the sum of [insert applicable floating rate benchmark] and such spread is less than 0.00% for any interest accrual period, then the interest rate for the floating rate notes for such interest accrual period will be deemed to be 0.00%. For purposes of computing interest on the floating rate notes, the following terms have the following meanings: [insert definitions related to applicable floating rate benchmark]]

[If floating rate notes are offered, the applicable prospectus will disclose the terms of the specific benchmark index that will be used to determine interest payments for such floating rate tranches.]

For notes in book-entry form, interest on each note will be paid to noteholders of record of the notes as of the Business Day immediately preceding the payment date. For notes in definitive form, interest on each note will be paid to noteholders of record of the notes as of the close of business on the last Business Day of the calendar month preceding the related payment date. The final interest payment on each class of notes is due on the earlier of (a) the payment date (including any redemption date) on which the Note Balance of that class of notes is reduced to zero or (b) the applicable final scheduled payment date for that class of notes.

A failure to pay the interest due on the notes of the Controlling Class on any payment date that continues unremedied for a period of five Business Days or more, will result in an event of default. See “The Indenture—Events of Default” in this prospectus.

Payments of Principal

[Revolving Period. Principal payments will not be made on the notes during the revolving period. If an Early Amortization Event occurs, the revolving period will end and noteholders will receive payments of principal earlier than expected. See “The Transfer Agreements and the Administration Agreement—The Revolving Period” in this prospectus.]

On each payment date prior to the acceleration of the notes following an event of default, the Principal Distribution Amount will be applied to make principal payments on the notes, in sequential priority so that no principal payments will be made on any class of notes until all notes with an earlier final scheduled payment date have been paid in full. Thus, on each payment date prior to the acceleration of the notes following an event of default, the Principal Distribution Amount will be applied to the notes as follows:

•	first, to the Class A-1 noteholders, until the Class A-1 notes are paid in full;

•	second, to the Class A-2 noteholders, [pro rata among the Class A-2a notes and the Class A-2b notes], until the Class A-2 notes are paid in full;

•	third, to the Class A-3 noteholders, until the Class A-3 notes are paid in full; [and]

•	fourth, to the Class A-4 noteholders, until the Class A-4 notes are paid in full[; and]

[•	fifth, to the Class B noteholders, until the Class B notes are paid in full].

The remaining outstanding principal amount of each class of notes will be due on the related final scheduled payment date for such class or on the redemption date. Failure to pay the full outstanding principal amount of a class of notes by the applicable final scheduled payment date or redemption date will be an event of default under the indenture. At any time that the outstanding principal amounts of the notes have been declared due and payable following the occurrence of an event of default under the indenture, principal payments will be made first to the Class A-1 noteholders until the Class A-1 notes are paid in full, and then payments of principal will be made on a pro rata basis based on the Note Balance of each such class to the holders of the Class A-2[a] Notes, [the Class A-2b Notes,] Class A-3 Notes and Class A-4 Notes until they are paid in full [and then payments of principal will be made on the Note Balance of the Class B notes until they are paid in full], until all events of default have been cured or waived as provided in the indenture or all notes have been paid in full. Such payments will be made from Available Funds and other amounts, including all amounts held on deposit in the reserve account.

[Principal payments will not be made on the notes during the revolving period. If an Early Amortization Event occurs, the revolving period will end and noteholders will receive payments of principal earlier than expected. See “—The Revolving Period.” [Insert the maximum amount of additional assets that may be acquired during the revolving period and the percentage of the asset pool that may be acquired during the revolving period, to the extent applicable, in accordance with Item 1103(a)(5) of Regulation AB.]

To the extent not previously paid prior to those dates, the Note Balance of each class of notes will be payable in full on the payment date specified below (each, a “final scheduled payment date”):

•	for the Class A-1 notes, the [•] payment date;

•	for the Class A-2[a] notes [and the Class A-2b notes], the [•] payment date;

•	for the Class A-3 notes, the [•] payment date; [and]

•	for the Class A-4 notes, the [•] payment date[; and]

•	[for the Class B notes, the [•] payment date].

Payments of Principal on each Payment Date

(other than Payment Dates after the Notes have been accelerated following the occurrence of an Event of Default)

THE TRANSFER AGREEMENTS AND THE ADMINISTRATION AGREEMENT

The following information summarizes material provisions of the “purchase agreement” entered into between the seller and the depositor and the “sale and servicing agreement” entered into among the depositor, the servicer, the issuing entity and the indenture trustee. We sometimes refer to these agreements collectively as the “transfer agreements.” This section also summarizes material provisions of the “administration agreement” entered into among the issuing entity, PFS and the indenture trustee.

Forms of the transfer agreements, the indenture and the administration agreement have been filed as exhibits to the registration statement of which this prospectus is a part. We will file a copy of the actual transfer agreements and the administration agreement with the SEC on Form 8-K concurrently with or prior to the time we file this prospectus with the SEC. This is not a complete description of the transfer agreements or the administration agreement, and the summaries of the transfer agreements and the administration agreement in this prospectus are subject to all of the provisions of the transfer agreements and the administration agreement.

Sale and Assignment of Receivables and Related Security Interests

Under the purchase agreement, on the closing date[ and on each payment date during the [revolving][pre-funding] period] the seller will sell, transfer, assign, set over and otherwise convey to the depositor all of its right, title and interest in, to and under the receivables, Collections received after the close of business on the [applicable] cut-off date, the receivable files and the related security relating to those receivables. The purchase agreement will create a first priority ownership/security interest in that property in favor of the depositor.

Under the sale and servicing agreement, on the closing date[ and on each payment date during the [revolving][pre-funding] period] the depositor will sell, transfer, assign, set over and otherwise convey to the issuing entity all of its right, title and interest in, to and under the receivables, Collections received after the close of business on the cut-off date, the receivable files and the related security and the depositor’s rights under the purchase agreement relating to those receivables and related property. The sale and servicing agreement will create a first priority ownership/security interest in that property in favor of the issuing entity.

Under the indenture, the issuing entity will pledge all of its right, title and interest in, to and under the issuing entity property to the indenture trustee. The terms of the indenture will create a first priority perfected security interest in the issuing entity property in favor of the indenture trustee for the benefit of the noteholders.

This is not a complete description of the transfer agreements, and the summaries of the transfer agreements in this prospectus are subject to all of the provisions of the transfer agreements.

[Additional Sales of Receivables

In addition to receivables that the depositor buys from PFS on the closing date as described above under “—Sale and Assignment of Receivables and Related Security Interests,” the depositor may also buy receivables from PFS to transfer to the issuing entity on each payment date during the revolving period. The depositor may buy those receivables on substantially the same terms as under the pooling agreement on the closing date. The depositor will then sell receivables that the depositor has bought from PFS to the trust, pursuant to the sale and servicing agreement. On the closing date, the issuing entity will apply the net proceeds received from the sale of its notes and certificates to pay the depositor for the receivables that are being sold to the trust[, and to make a deposit in an additional funding account and initial deposits to the Collection Account and the Reserve Account.]]

Representations and Warranties

The seller, pursuant to the purchase agreement, will represent and warrant that, as of the cut-off date (or such other date as may be set forth below), each receivable:

•	was fully executed or electronically authenticated by the obligor thereto;

•

was originated by a dealer in the ordinary course of such dealer’s business to finance the retail sale by a dealer of the related financed vehicle and has been purchased by PFS in the ordinary course of its business;

•

was secured by a first priority validly perfected security interest in the financed vehicle in favor of PFS, as secured party, or all necessary actions have been commenced that would result in a first priority security interest in the financed vehicle in favor of PFS, as secured party;

•	contained provisions that permit the repossession and sale of the related financed vehicle upon a default under the receivable by the obligor;

•

provided, at origination, for level monthly payments which fully amortize the initial outstanding principal balance over the original term; provided, that the amount of the first and last scheduled payment may be different from the level monthly payment but in no event more than three times the level monthly payment;

•	provided for interest at the contract rate specified on the schedule of receivables (which is the schedule identifying the receivables transferred to the issuing entity on the closing date);

•	was denominated in dollars;

•	was secured by a new or used automobile or sport utility vehicle;

•	had an APR of not less than [__]%;

•	had an original term to maturity of not more than [__] months and not less than [__] months;

•	had a remaining term to maturity, as of the cut-off date, of not more than [__] months and not less than [__] months;

•	had an outstanding principal balance as of the cut-off date of at least $[__] and not more than $[__];

•	had a final scheduled payment due not later than [__], 20[__];

•	was not more than [__] days past due as of the cut-off date;

•	was not identified in the records of the servicer as being subject to any pending bankruptcy or insolvency proceeding;

•	was not subject to a force-placed insurance policy on the related financed vehicle;

•	was a simple interest receivable;

•

complied at the time it was originated or made in all material respects with all requirements of applicable federal, state and local laws, and regulations thereunder, except where the failure to comply (i) was remediated or cured in all material respects prior to the cut-off date, or (ii) would not render such receivable unenforceable or create liability for the depositor or the issuing entity, as an assignee of such receivable;

•

represented the legal and binding payment obligation of the related obligor, enforceable in all material respects by the holder of the receivable, except as may be limited by bankruptcy, insolvency, reorganization or other laws relating to the enforcement of creditors’ rights or by general equitable principles, consumer protection laws and the Servicemembers Civil Relief Act;

•

(i) was such that the servicer’s electronic records related to the receivable did not indicate that such receivable was satisfied, subordinated or rescinded, or that any related financed vehicle was released from the lien of the related receivable and (ii) did not have any material terms that have been expressly waived, altered or modified in any material respect since its origination, except by instruments or documents identified in the servicer’s receivable system;

•	by its terms required that the obligor thereunder insure the financed vehicle under a physical damage insurance policy;

•

had an obligor which was not listed on the servicer’s records as the United States or any state thereof or any local government, or any agency, department, political subdivision or instrumentality of the United States or any state thereof or any local government;

•

by its terms did not prohibit the sale, transfer, assignment, contribution, conveyance or pledge of such receivable under the purchase agreement and the sale and servicing agreement or the pledge of such receivable under the indenture; and

•	constituted either “tangible chattel paper” or “electronic chattel paper” within the meaning of the UCC as in effect in the state of origination.

In addition, PFS will represent and warrant that, with respect to each receivable:

•	the servicer’s receivable system did not disclose that there was any payment default under the terms of any receivable (other than payment delinquencies of not more than 30 days);

•

immediately prior to the transfers and assignments contemplated under the purchase agreement, the seller had good and marketable title to each receivable free and clear of all liens (except permitted liens and any lien that will be released prior to the assignment of such receivable under the purchase agreement), and, immediately upon the transfer by the depositor to the issuing entity pursuant to the sale and servicing agreement, the depositor will have good and marketable title to such receivable, free and clear of all liens except permitted liens;

•	there is only one original executed copy, electronically authenticated original or authoritative copy of the contract (in each case within the meaning of the UCC) related to the receivable; and

•

the servicer’s electronic records related to the receivables did not reflect any right of rescission, setoff, counterclaim or defense asserted or threatened by an obligor for any receivable indicated in the servicer’s receivable system.

We refer to the foregoing representations and warranties as the “Eligibility Representations”.

If a responsible officer of any party to the purchase agreement discovers or receives notice of a breach of any of the Eligibility Representations with respect to any receivable which materially and adversely affects the interests of the issuing entity or the noteholders in such receivable, the party discovering such breach or receiving written notice of such breach will give prompt written notice of that breach to the other party to the purchase agreement; provided, that (i) delivery of the monthly servicer’s certificate which identifies that receivables are being or have been repurchased will be deemed to constitute prompt notice by the seller and the depositor of that breach and (ii) the owner trustee or the indenture trustee will be deemed to have knowledge of such breach only if a responsible officer of the owner trustee or the indenture trustee, as applicable, has actual knowledge thereof, including without limitation upon receipt of written notice; provided, further, that the failure to give such notice will not affect any obligation of the seller under the purchase agreement. If the breach materially and adversely affects the interests of the issuing entity or the noteholders in the related receivable, then the seller will either (a) correct or cure that breach, if applicable, or (b) repurchase that receivable from the depositor (or its assignee), in either case on or before the Business Day before the payment date following the end of the Collection Period which includes the 60th day (or, if the seller elects, an earlier date) after the date the seller became aware or was notified of that breach. Any such breach or failure will be deemed not to materially and adversely affect the interests of the issuing entity or the noteholders if it has not affected the ability of the depositor (or its assignee) to receive and retain payment in full on such receivable. The owner trustee (at the direction of a certificateholder) or the indenture trustee (at the written direction of a noteholder) may notify the seller of a breach by delivering written notice to the seller identifying the receivable and the related breach of an Eligibility Representation. Any such repurchase by the seller will be at a repurchase price equal to the outstanding principal balance of that receivable plus unpaid accrued interest. In consideration for that repurchase, the seller will pay (or will cause to be paid) the repurchase price by depositing the repurchase price into the collection account on the date of repurchase or an earlier date, if elected by the seller. The repurchase obligation will constitute the sole remedy available to the issuing entity and the indenture trustee for the failure of a receivable to meet any of the Eligibility Representations.

An investor wishing to direct the indenture trustee to request a repurchase as described above may contact the indenture trustee in writing with the details of the purported breach of an Eligibility Representation, the identity of the related receivable and a reference to the indenture. If the requesting investor is not a noteholder as reflected on the note register, the indenture trustee may require that the requesting investor provide a certification from the requesting investor that it is, in fact, a beneficial owner of notes, as well as any additional piece of documentation reasonably satisfactory to the indenture trustee, such as a trade confirmation, account statement, letter from a broker or dealer or another similar document (collectively, the “verification documents”). PFS will be responsible for reimbursing the indenture trustee for any expenses incurred in connection with such verification.

Asset Representations Review

As discussed above under “—Representations and Warranties,” the seller will make the Eligibility Representations regarding the receivables. The asset representations reviewer will be responsible for performing a review of certain receivables for compliance with the Eligibility Representations when the asset review conditions have been satisfied. In order for the asset review conditions to be satisfied, the following two events must have occurred:

•	The Delinquency Percentage for any payment date exceeds the Delinquency Trigger, as described below under “—Delinquency Trigger”; and

•	A majority of the voting investors have voted to direct a review of the applicable Subject Receivables pursuant to the process described below under “—Asset Review Voting”.

If the asset review conditions are satisfied (the first date on which the asset review conditions are satisfied is referred to as the “Review Satisfaction Date”), then the asset representations reviewer will perform an Asset Review as described under “—Asset Review” below.

Delinquency Trigger

On or prior to each determination date, the servicer will calculate the Delinquency Percentage for the related Collection Period. The “Delinquency Percentage” for each payment date and the related Collection Period is an amount equal to the ratio (expressed as a percentage) of (i) the aggregate principal balance of all 60-Day Delinquent Receivables as of the last day of that Collection Period to (ii) the Pool Balance as of the last day of that Collection Period. “60-Day Delinquent Receivables” means, as of any date of determination, all receivables (other than repurchased receivables and Defaulted Receivables) that are 60 or more days delinquent as of such date (or, if such date is not the last day of a Collection Period, as of the last day of the Collection Period immediately preceding such date), as determined in accordance with the servicer’s customary servicing practices. The “Delinquency Trigger” for any payment date and the related Collection Period is [•]%.

The Delinquency Trigger was calculated as a multiple of [•] times the previous historical monthly peak Delinquency Percentage, rounded to the nearest whole percentage, of PFS’s securitization transactions under the Porsche Financial Auto Securitization Trust platform from [•] through [•]. PFS believes the Delinquency Trigger is appropriate based on its experience and observation of historical 60-Day Delinquent Receivables in its securitization transactions over time. The Delinquency Trigger has been set at a level in excess of historical peak Delinquency Percentage to assure that the Delinquency Trigger is not exceeded due to events unrelated to PFS’s underwriting, such as ordinary fluctuations in the economy, rising oil prices, housing price declines, terrorist events, extreme weather conditions or an increase of an obligor’s payment obligations under other indebtedness incurred by the obligor.

“Subject Receivables” means, for any Asset Review, all receivables which are 60-Day Delinquent Receivables as of the related Review Satisfaction Date.

Asset Review Voting

The monthly distribution report filed by the depositor on Form 10-D will disclose if the Delinquency Percentage on any payment date exceeds the Delinquency Trigger. If the Delinquency Percentage on any payment date exceeds the Delinquency Trigger, then investors holding at least 5% of the aggregate outstanding balance of the notes (the “Instituting Noteholders”) may elect to initiate a vote to determine whether the asset representations reviewer will conduct the review described under “—Asset Review” below by giving written notice to the indenture trustee of their desire to institute such a vote within 90 days after the filing of the Form 10-D disclosing that the Delinquency Percentage exceeds the Delinquency Trigger. If any of the Instituting Noteholders is not a noteholder as reflected on the note register, the indenture trustee may require that investor to provide verification documents to confirm that the investor is, in fact, a beneficial owner of notes.

If the Instituting Noteholders initiate a vote as described in the preceding paragraph, the indenture trustee will submit the matter to a vote of all noteholders through DTC and the depositor will include on Form 10-D that a vote has been called. Under the current voting procedures of DTC, DTC (as the holder of record for the notes) transfers the right to vote with respect to securities to the DTC participants that hold record date positions via an omnibus proxy. DTC notifies its participants holding positions in the security of their entitlement to vote. DTC participants are responsible for distribution of information to their customers, including any ultimate beneficial owners of interests in the securities. See “The Notes—Book-entry Registration.” The indenture trustee may set a record date for purposes of determining the identity of investors entitled to vote in accordance with Section 316(c) of the Trust Indenture Act of 1939, as amended.

The vote will remain open until the 150th day after the filing of the Form 10-D disclosing that the Delinquency Percentage exceeds the Delinquency Trigger. The “Noteholder Direction” will be deemed to have occurred if investors representing at least a majority of the voting investors vote in favor of directing a review by the asset representations reviewer. The seller, [PFS,] the depositor and the issuing entity are required under the transaction documents to cooperate with the indenture trustee to facilitate the voting process. Following the completion of the voting process, the next Form 10-D filed by the depositor will disclose whether or not a Noteholder Direction has occurred.

Within [five Business Days] of the Review Satisfaction Date, the indenture trustee will send a written notice to the seller, [PFS,] the depositor, the servicer and the asset representations reviewer specifying that the asset review conditions have been satisfied, providing the applicable Review Satisfaction Date and directing the asset representations reviewer to conduct an asset review. Within [ten] Business Days of receipt of such notice, the servicer will provide the asset representations reviewer a list of the Subject Receivables.

Fees and Expenses for Asset Review

As described under “—Fees and Expenses”, the asset representations reviewer will be paid [an annual][a monthly] fee of $[•] by the [issuing entity][sponsor] in accordance with the asset representations review agreement. However, that [annual] fee does not include the fees and expenses of the asset representations reviewer in connection with an asset review of the Subject Receivables. Under the asset representations review agreement, the asset representations reviewer will be entitled to receive a fee of $[•] [for each Subject Receivable] [per hour for its time spent conducting the Asset Review][as a flat fee for such Asset Review][plus reasonable out-of-pocket travel expenses]. All fees payable to, and expenses incurred by, the asset representations reviewer in connection with the Asset Review (the “Review Expenses”) will be payable by [the sponsor][the issuing entity][, and to the extent the Review Expenses remain unpaid after 90 days, they will be payable by the issuing entity out of amounts on deposit in the Collection Account as described under “—Priority of Payments” in this prospectus.] In addition, if the asset representations reviewer participates in a dispute resolution proceeding and its reasonable out-of-pocket expenses and reasonable compensation for the time it incurs in participating in the proceeding are not paid by a party to the dispute resolution within [ninety] days of the end of the proceeding, the [issuing entity][sponsor] will reimburse the asset representations reviewer for such expenses.

Indemnification and Limitation of Liability of Asset Representations Reviewer

The sponsor (or to the extent not paid by the sponsor, the issuing entity) will indemnify the asset representations reviewer for costs, expenses, losses, damages and liabilities resulting from the performance of the asset representations reviewer’s obligations under the asset representations review agreement, but excluding any cost, expense, loss, damage or liability resulting from the asset representations reviewer’s willful misconduct, bad faith or negligence or the asset representations reviewer’s breach of any of its representations, warranties or covenants in the asset representations review agreement. To the extent that any such indemnities are not otherwise satisfied, they will be paid from amounts on deposit in the Collection Account as described under “—Priority of Payments.”

To the fullest extent permitted by applicable law, the asset representations reviewer will not be under any liability to the issuing entity or any other person for any action taken or for refraining from the taking of an action under the asset representations review agreement, although the asset representations reviewer will not be protected against any liability which would otherwise be imposed by reason of willful misconduct, bad faith, breach of agreement or negligence in the performance of its duties.

Asset Review

The asset representations reviewer will perform a review of the Subject Receivables for compliance with the Eligibility Representations (an “Asset Review”) in accordance with the procedures set forth in the asset representations review agreement. These procedures will generally consist of a comparison of the Eligibility Representations to certain data points contained in the data tape, the original retail installment sale contract [and/or installment loans] and certain other documents in the receivables file, and other records of the sponsor and the servicer with respect to that Subject Receivable. The review is not designed to determine why an obligor is delinquent or the creditworthiness of the obligor, either at the time of any Asset Review or at the time of origination of the related receivable. The Asset Review is also not designed to establish cause, materiality or recourse for any failure of a receivable to comply with the Eligibility Representations.

Under the asset representations review agreement, the asset representations reviewer is required to complete its review of the Subject Receivables by the [60th] day after the asset representations reviewer receives the applicable review materials for the Subject Receivables from the servicer. However, if review materials are inaccessible, clearly unidentifiable and/or illegible, the asset representations reviewer will request that the servicer provide an updated copy of that review material and the review period will be extended for an additional [30] days. The asset representations reviewer will be required to keep all information about the receivables obtained by it in confidence and may not disclose that information other than as required by the terms of the asset representations review agreement and applicable law. Upon completion of its review, the asset representations reviewer will provide a report to the indenture trustee, the issuing entity, the sponsor and the servicer of the findings and conclusions of the review of the Subject Receivables, and the depositor will file such report on the Form 10-D filed by the depositor with respect to the Collection Period in which the asset representations reviewer’s report is provided. The indenture trustee will have no obligation to forward the review report to any noteholder or to any other person.

The Asset Review will consist of performing specific tests for each Eligibility Representation and each Subject Receivable and determining whether each test was passed, failed or not able to be completed as a result of missing or incomplete review materials. If the servicer notifies the asset representations reviewer that a Subject Receivable was paid in full by or on behalf of the obligor or repurchased from the pool before the review report is delivered, the asset representations reviewer will terminate the tests of that receivable and the Asset Review of that receivable will be considered complete. If a Subject Receivable was included in a prior Asset Review, the asset representations reviewer will not conduct additional tests on any such duplicate Subject Receivable unless the asset representations reviewer was not able to complete the tests for that Subject Receivable as a result of missing or incomplete review materials. The asset representations reviewer will not be responsible for determining whether noncompliance with the representations and warranties constitutes a breach of the Eligibility Representations with respect to any Subject Receivable. If the asset representations reviewer determines that there was a “test fail” for a Subject Receivable, the sponsor will investigate whether the noncompliance of the Subject Receivable with an Eligibility Representation materially and adversely affects the interests of the issuing entity or the noteholders in the Subject Receivable such that the sponsor would be required to make a repurchase. In conducting this investigation, the sponsor will refer to the information available to it, including the asset representations reviewer’s report.

Requests to Repurchase and Dispute Resolution

An investor wishing to direct the indenture trustee to request a repurchase or to refer a repurchase dispute to mediation (including nonbinding arbitration) or arbitration may contact the indenture trustee in writing with the details of the purported breach of an Eligibility Representation or the requested method of dispute resolution, as applicable. If the requesting investor is not a noteholder as reflected on the note register, the indenture trustee may require that the requesting investor provide verification documents to confirm that the requesting investor is, in fact, a beneficial owner of notes. [PFS] will be responsible for reimbursing the indenture trustee for any expenses incurred in connection with such verification. If the depositor, the issuing entity, the owner trustee (in its discretion or at the direction of a certificateholder) or the indenture trustee( in its discretion or at the direction of an investor) (each, a “requesting party”) requests that the sponsor repurchase any receivable due to a breach of an Eligibility Representation as described under “—Representations and Warranties” in this prospectus and the repurchase request has not been fulfilled or otherwise resolved to the reasonable satisfaction of the requesting party within 180 days of the receipt of notice of the request by the sponsor, the requesting party may refer the matter, at its discretion, to either mediation (including nonbinding arbitration) or arbitration; provided, however, (i) if the indenture trustee declines to act in accordance with this paragraph at the direction of an investor due to the failure of such investor to offer the indenture trustee security or indemnity reasonably satisfactory to the indenture trustee against the reasonable costs, expenses, disbursement, advances and liabilities that might be incurred by it, its agents and its counsel in connection with such act, such investor will be deemed to be a “requesting party” or (ii) if the owner trustee declines to act in accordance with this paragraph at the direction of a certificateholder due to the failure of such certificateholder to offer the owner trustee security or indemnity reasonably satisfactory to the owner trustee against the reasonable costs, expenses, disbursement, advances and liabilities that might be incurred by it, its agents and its counsel in connection with such act, such certificateholder will be deemed to be a “requesting party.”

If both the owner trustee (on behalf of one or more certificateholders) and the indenture trustee (on behalf of one or more Note Owners or noteholders) are requesting parties, then the indenture trustee as requesting party will have the right to make the selection of mediation (including nonbinding arbitration) or arbitration. If more than one Note Owner or noteholder has directed the indenture trustee in connection with a request to pursue dispute resolution, then the indenture trustee will act at the direction of the Note Owners or noteholders, as applicable, holding a majority of the outstanding aggregate principal amount of the notes held by such directing Note Owners or noteholders. If more than one certificateholder has directed the owner trustee in connection with a request to pursue dispute resolution, then the owner trustee will act at the direction of the certificateholders holding the majority of the voting interests of such directing certificateholders. An investor need not direct an Asset Review to be performed prior to submitting a repurchase request with respect to any receivable or using the dispute resolution proceedings with respect to that receivable. The failure of the investors to direct an Asset Review will not affect whether any investor can pursue dispute resolution. In addition, whether any individual investor voted affirmatively, negatively or abstained in the vote to cause an Asset Review will not affect whether that investor can use the dispute resolution proceeding. An investor also will be entitled to refer to dispute resolution a dispute related to any receivable, including any receivable that the asset representations reviewer did not review, any receivable that the asset representations reviewer reviewed and found to have failed a test and any receivable that the asset representations reviewer reviewed and determined that no tests were failed.

The sponsor will inform the requesting party in writing upon a determination by the sponsor that a receivable subject to a demand to repurchase will be repurchased and the monthly distribution report filed by the depositor on Form 10-D for the Collection Period in which such receivables were repurchased will include disclosure of such repurchase. A failure of the sponsor to inform the requesting party that a receivable subject to a demand will be repurchased within 180 days of the receipt of notice of the request will be deemed to be a determination by the sponsor that no repurchase of that receivable due to a breach of an Eligibility Representation is required. The monthly distribution report filed by the depositor on Form 10-D for the Collection Period in which a repurchase demand is made and for each subsequent Collection Period until such repurchase demand is resolved or the related receivable is repurchased, will include disclosure regarding the date of the repurchase demand as well as the status of such repurchase demand for each applicable receivable. Additionally, PFS will make Form ABS-15G filings disclosing the status of repurchase demands on a periodic basis as required by applicable law.

Although the indenture trustee and the owner trustee may request that the sponsor repurchase a receivable due to a breach of an Eligibility Representation, nothing in the transaction documents requires the indenture trustee or owner trustee to exercise this discretion, the transaction documents do not provide any requirements regarding what factors the indenture trustee or owner trustee, as applicable, should consider when determining whether to exercise its discretion to request a repurchase and neither the indenture trustee nor the owner trustee intends to exercise such discretion. Consequently, it is likely that the requesting party will be the indenture trustee or owner trustee acting at the direction of an investor. If the requesting party is the indenture trustee or owner trustee acting at the direction of an investor, then the indenture trustee or owner trustee, as requesting party, will continue to act at the direction of the investor in making all decisions related to a mediation or arbitration, as applicable.

If a Subject Receivable that was reviewed by the asset representations reviewer during an Asset Review is the subject of a dispute resolution proceeding, the asset representations reviewer will participate in the dispute resolution proceeding on request of a party to the proceeding. The reasonable out-of-pocket expenses and reasonable compensation of the asset representations reviewer for its participation in any dispute resolution proceeding will be considered expenses of the requesting party for the dispute resolution and will be paid by a party to the dispute resolution as determined by the arbitrator for the dispute resolution or as allocated as mutually agreed by the parties as part of a mediation, if such dispute resolution is an arbitration or mediation, respectively.

If the requesting party selects mediation (including nonbinding arbitration), the mediation will be administered by [a nationally recognized arbitration and mediation association][one of [identify options]] selected by the requesting party. The fees and expenses of the mediation will be allocated as mutually agreed by the parties as part of the mediation. The mediator will be appointed from a list of neutrals maintained by the American Arbitration Association (the “AAA”).

If the requesting party selects arbitration, the arbitration will be administered by [a nationally recognized arbitration and mediation association][one of [identify options]] jointly selected by the parties (or, if the parties are unable to agree on an association, by the AAA). The arbitrator will be appointed from a list of neutrals maintained by the AAA. The arbitrator will make its final determination no later than 90 days after the appointment (or as soon as practicable thereafter). In its final determination, the arbitrator will determine and award the costs of the arbitration (including the fees of the arbitrator, cost of any record or transcript of the arbitration and administrative fees) and reasonable attorneys’ fees to the parties as determined by the arbitrator in its reasonable discretion. No person may bring a putative or certified class action to arbitration.

Any mediation and arbitration described above will be held in New York, New York (or, such other location as the parties mutually agree upon) and will be subject to certain confidentiality restrictions (which will not limit disclosures required by applicable law) and additional terms set forth in the sale and servicing agreement. The requesting party will provide notice of its intention to refer the matter to mediation or arbitration, as applicable, to the seller, with a copy to PFS, the depositor, the issuing entity, the owner trustee and the indenture trustee. Upon receipt of the notice of intent to refer the matter to mediation or arbitration, PFS, the depositor, the issuing entity, the owner trustee (acting at the direction of a certificateholder) and the indenture trustee (acting at the direction of a noteholder or Note Owner) will advise the requesting party and the seller of an intent to join in the mediation or arbitration, which will result in their being joined as a requesting party in the proceeding.

A requesting party may not initiate a mediation or arbitration as described above with respect to a receivable that is, or has been, the subject of an ongoing or previous mediation or arbitration (whether by that requesting party or another requesting party) but will have the right, subject to a determination by the parties to the existing mediation or arbitration that such joinder would not prejudice the rights of the participants to such existing mediation or arbitration or unduly delay such proceeding, to join an existing mediation or arbitration with respect to that receivable if the mediation or arbitration has not yet concluded. In the case of any such joinder, if the initial requesting party is the indenture trustee (on behalf of one or more Note Owners or noteholders), any decisions related to the mediation or arbitration will be made by the indenture trustee at the written direction of the requesting party holding a majority of the note balance of all of the notes held by such directing noteholders and/or Note Owners. If the initial requesting party is the owner trustee (on behalf of one or more certificateholders), any decisions related to the mediation or arbitration will be made by the owner trustee at the written direction of the certificateholders holding the majority of the voting interests of the directing certificateholders.

Administration Agreement

PFS will be the administrator under the administration agreement. The administrator will perform all of its duties as administrator under the administration agreement and the transfer agreements and certain duties and obligations of the issuing entity and the owner trustee under the trust agreement, the indenture, the sale and servicing agreement and the note depository agreement. However, except as otherwise provided in such documents, the administrator will have no obligation to make any payment required to be made by the issuing entity under any such document. The administrator will monitor the performance of the issuing entity and the owner trustee (in its capacity as owner trustee under the trust agreement) and will advise the issuing entity and the owner trustee when action is necessary to comply with the issuing entity’s and the owner trustee’s duties and obligations under such documents. In furtherance of the foregoing, the administrator will take all appropriate action that is the duty of the issuing entity and the owner trustee to take pursuant to such documents.

As compensation for the performance of the administrator’s obligations under the administration agreement and as reimbursement for its expenses related thereto, the administrator will be entitled to receive $[__] annually, which will be solely an obligation of the servicer.

Amendment Provisions

The trust agreement and the purchase agreement generally may be amended by the parties thereto without the consent of the noteholders or any other person, the sale and servicing agreement may be amended by the depositor and the servicer without the consent of the noteholders or any other person and the administration agreement may be amended by the administrator without the consent of the noteholders or any other person, in each case if one of the following requirements is met by the depositor, servicer or administrator as applicable:

(i) an opinion of counsel to the effect that such amendment will not materially and adversely affect the interests of the noteholders has been delivered to the indenture trustee;

(ii) an officer’s certificate to the effect that such amendment will not materially and adversely affect the interests of the noteholders has been delivered to the indenture trustee; or

(iii) the Rating Agency Condition is satisfied with respect to such amendment.

Any amendment to the transaction documents also may be made by the parties thereto with the consent of the noteholders holding not less than a majority of the aggregate outstanding principal amount of the outstanding notes; provided, that no amendment to the sale and servicing agreement may (i) reduce the interest rate or principal amount of any note or change or delay the final scheduled payment date of any note without the consent of the applicable noteholder or (ii) reduce the percentage of the aggregate outstanding principal amount of the notes, the holders of which are required to consent to any matter without the consent of the holders of at least the percentage of the aggregate outstanding principal amount of the notes which were required to consent to such matter before giving effect to such amendment. The transaction documents may also be amended without the consent of the noteholders for the purpose of conforming the terms of the transaction documents to the description of such terms in this prospectus or, to the extent not contrary to this prospectus, to the description thereof in an offering memorandum with respect to any class of notes not offered by this prospectus or the certificates.

No amendment to the transaction documents (excluding the indenture) will be effective which affects the rights, protections, immunities, indemnities or duties of the indenture trustee or the owner trustee, as applicable, without the prior written consent of the indenture trustee or the owner trustee, respectively.

The Accounts

The issuing entity will have the following bank accounts, which will be maintained at and in the name of the indenture trustee on behalf of the noteholders:

•	a collection account;

•	a principal distribution account; and

•	a reserve account, [a risk retention reserve account] [and a pre-funding account].

Amounts on deposit in the collection account, the principal distribution account and the reserve account may be invested at the direction of the servicer in one or more permitted investments as set forth in the sale and servicing agreement; provided that funds deposited within two Business Days of a payment date may remain uninvested. Permitted investments are limited to obligations or securities that mature so that funds will be available on the next payment date. As additional compensation, the servicer will be entitled to retain or receive all investment earnings (net of investment losses and expenses) from the investment of amounts on deposit in the collection account, the principal distribution account and the reserve account, if any, as described below under “—Servicing Compensation and Expenses”.

The accounts will be maintained with the account bank so long as it is an eligible institution as set forth in the sale and servicing agreement. If the account bank ceases to be an eligible institution, then the servicer will be required, with the assistance of the account bank as may be necessary, to cause each account to be moved to an eligible institution.

Collection Account

Under the sale and servicing agreement, if the monthly remittance condition described below is not satisfied, PFS as servicer will be required to deposit an amount equal to all Collections into the collection account within two Business Days after identification. However, if the monthly remittance condition is satisfied, the servicer will not be required to remit Collections it receives on the receivables during a Collection Period to the collection account until the Business Day immediately preceding each payment date.

The “monthly remittance condition” will be satisfied if (i) PFS is the servicer, (ii) no servicer replacement event has occurred and is continuing and (iii) PFS has (x) a [short-term][long-term] debt rating of at least “[__]” from [__] and (y) a [short-term][long-term] rating of at least “[__]” from[__]. The servicer may also remit Collections to the collection account on any other alternate remittance schedule (but not later than the related payment date) if the Rating Agency Condition is satisfied with respect to such alternate remittance schedule. Pending deposit into the collection account, Collections may be commingled and used by the servicer at its own risk and are not required to be segregated from its own funds.

Principal Distribution Account

On each payment date, payments will be made from the collection account to the principal distribution account as set forth in “—Priority of Payments” below and the indenture trustee will make payments from amounts deposited in the principal distribution account on that payment date in the order of priority set forth above under “The Notes—Payments of Principal.”

Reserve Account

To the extent that Collections on the receivables and amounts on deposit in the reserve account are insufficient, the noteholders will have no recourse to the assets of the certificateholder, the depositor, the seller or servicer as a source of payment.

The reserve account initially will be funded by a deposit from proceeds of the offering of the notes on the closing date in an amount equal to not less than [__]% of the [Adjusted] Pool Balance as of the [initial] cut-off date. [The Specified Reserve Account Balance will be, on any payment date, an amount not less than [•]% of the Pool Balance as of the [initial] cut-off date. [The reserve account will also be funded on each funding date by a deposit of proceeds from the sale by the depositor of subsequent receivables on each funding date in an amount equal to [•]% of the aggregate principal balance of the subsequent receivables as of the related subsequent cut-off date.]]

As of any payment date, the amount of funds actually on deposit in the reserve account may, in certain circumstances, be less than the Specified Reserve Account Balance. On each payment date, the issuing entity will, to the extent available, deposit the amount, if any, necessary to cause the amount of funds on deposit in the reserve account to equal the Specified Reserve Account Balance to the extent set forth below under “—Priority of Payments.”

The amount of funds on deposit in the reserve account may decrease on each payment date by withdrawals of funds to cover shortfalls in the amounts required to be distributed pursuant to clauses first through [sixth] under “—Priority of Payments” below.

If the amount of funds on deposit in the reserve account on any payment date, after giving effect to all deposits and withdrawals from the reserve account on that payment date, is greater than the Specified Reserve Account Balance for that payment date, then the indenture trustee will deposit the amount of the excess into the collection account and the excess will then be distributed as part of Available Funds for that payment date as specified under “—Priority of Payments” below.

In addition, on any payment date if the sum of the amount in the reserve account and the amount of remaining Available Funds after payment of the amounts set forth in clauses first through [sixth]under “—Priority of Payments” (without regard to any caps set forth therein) would be sufficient to pay in full the aggregate unpaid principal amount of all of the outstanding notes, then the indenture trustee will, if instructed by the servicer, withdraw all amounts from the reserve account and deposit such amounts into the principal distribution account for distribution as part of Available Funds for that payment date.

[Acquisition of Subsequent Receivables During Funding Period]

[On the closing date, $[•] (the “pre-funded amount”) of the proceeds from the sale of the notes will be deposited into the pre-funding account, which will be included in the issuing entity property. The pre-funded amount will not be greater than 25% of the proceeds of the offering of the notes. Subsequent receivables will be sold by PFS to the depositor under an assignment executed pursuant to the purchase agreement and will be sold by the depositor to the issuing entity under an assignment executed pursuant to the sale and servicing agreement. The amount of funds withdrawn from the pre-funding account for the acquisition of subsequent receivables on a funding date will be equal to the Receivables Purchase Price with respect to such subsequent receivables. In order to acquire subsequent receivables on a funding date, certain conditions precedent set forth in the sale and servicing agreement must be satisfied, including that such subsequent receivables may not be acquired through the pre-funding account if the effect of such acquisition would be to (i) reduce the weighted average contract rate of all subsequent receivables to less than [•]%, (ii) [reduce the weighted average loan funded score of all subsequent receivables to less than [•],] (iii) increase the weighted average loan-to-value ratio of all subsequent receivables to more than [•]%, (iv) reduce the weighted average FICO® score at origination of all subsequent receivables to less than [•], (v) increase the weighted average remaining term to maturity of all subsequent receivables to greater than [•] months or (vi) increase the portion of all receivables due from obligors having a billing address in any given state to a level greater than 20% of the Pool Balance. Additionally, each subsequent receivable must satisfy, as of the applicable subsequent cut-off date, the eligibility criteria set forth in the [first] paragraph under “The Transfer Agreements and the Administration Agreement—Representations and Warranties” in this prospectus. The underwriting criteria for subsequent receivables will be the same as those described for the initial receivables under “The Originator”. Assuming that substantially all of the pre-funded amount is used for the purchase of subsequent receivables, the aggregate principal balance of the subsequent receivables as of their respective subsequent cut-off dates will equal approximately [•]% of the aggregate principal balance of all receivables as of their respective cut-off dates.

On the first payment date following the end of the funding period, and after the application of Available Funds in accordance with the priority of payments set forth in “—Priority of Payments” below, the indenture trustee will withdraw any remaining funds on deposit in the pre-funding account (excluding investment earnings, if any) and pay those remaining funds as principal to the noteholders after giving effect to any distributions of principal made on that payment date in sequential order of priority beginning with the Class A-1 notes until each such class is paid in full, if the aggregate of those amounts is $100,000 or less. If the remaining funds on deposit in the pre-funding account exceed $100,000, the funds will be paid as principal on a pro rata basis to all the noteholders based on the original Note Balance of each class of notes; provided, that if the pro rata portion of the remaining funds allocable to any class of notes would exceed the outstanding Note Balance of that class after giving effect to any distributions of principal made on that payment date, then the funds in excess of such outstanding Note Balance will be paid sequentially to the remaining classes of notes beginning with the Class A-1 notes until each such class is paid in full.

Amounts on deposit in the pre-funding account will be invested by the indenture trustee at the direction of the servicer in permitted investments and investment earnings thereon will be deposited into the Collection Account as Available Funds on each payment date.

In connection with each purchase of subsequent receivables, officers on behalf of the servicer, the depositor and the issuing entity will certify that the requirements summarized above are met with regard to that funding. Neither the Hired Agencies nor any other person will provide independent verification of that certification.]

[The Revolving Period]

[During the revolving period, noteholders will not receive principal payments. Instead, on each payment date during the revolving period, the issuing entity will seek to reinvest amounts that would otherwise be distributed as principal in additional receivables to be purchased from the depositor.

The issuing entity will purchase additional receivables meeting the eligibility requirements described in “The Receivables Pool—Criteria Applicable to Selection of Additional Receivables during the Revolving Period.” The purchase price for each additional receivable will be its aggregate receivables principal balance. The issuing entity will seek to purchase additional receivables from the depositor in an aggregate amount equal to the Target Reinvestment Amount, to the extent of the funds available in the accumulation account. The depositor will seek to make receivables available to the issuing entity as additional receivables in an amount approximately equal to the amount of the funds available in the accumulation account, but it is possible that the depositor will not have sufficient additional receivables for this purpose. Any portion of the funds available in the accumulation account which is not used to purchase additional receivables on a payment date during the revolving period will be re-deposited into the accumulation account and applied on subsequent payment dates in the revolving period to purchase additional receivables. Securityholders will be notified of the purchase of additional receivables on Form 10-D.

The amount of additional receivables and percentage of asset pool will be determined by the amount of cash available from payments and prepayments on existing assets. There are no stated limits on the amount of additional receivables allowed to be purchased during the revolving period in terms of either dollars or percentage of the initial asset pool. Further, there are no requirements regarding minimum amounts of additional receivables that can be purchased during the revolving period.

The revolving period consists of the monthly periods beginning with the [    ] monthly period and ending with the [    ] monthly period and the related payment dates. Reinvestments in additional receivables will be made on each payment date related to those monthly periods. The revolving period will terminate sooner if an Early Amortization Event occurs in one of those monthly periods, in which case the amortization period will begin and no reinvestment in additional receivables will be made on the related payment date. During the amortization period, noteholders will be entitled to receive principal payments in accordance with the priorities set forth in “The Notes—Distributions” in this prospectus.

An “Early Amortization Event” will occur if:

•	the amount on deposit in the reserve account is less than the Specified Reserve Account Balance on consecutive payment dates following the application of funds on such date;

•	the amount on deposit in the accumulation account is less than the Target Reinvestment Amount on consecutive payment dates following the application of funds on such date;

•

the amount on deposit in the accumulation account is greater than [    ] % of the initial aggregate receivables principal balance on [    ] consecutive payment dates following the application of funds on such date;

•	an event of default occurs; or

•	a servicer termination event occurs.

The occurrence of an Early Amortization Event is not necessarily an event of default under the indenture.]

[Advances

The servicer may, in its sole discretion, elect to make a payment with respect to the aggregate scheduled monthly payments due on the receivables but not received during and prior to the related Collection Period. We refer to such a payment herein as an “delinquency advance”. The servicer will not make a delinquency advance with respect to any Defaulted Receivable. Advances made by the servicer with respect to any receivable will be repaid, if not otherwise reimbursed, from available amounts in the collection account and any amounts available from the reserve account. The servicer will not charge interest on amounts advanced. Advances are designed to maintain a regular flow of payments on the receivables and increase the likelihood of timely payment of amounts due on the notes by providing additional amounts to be available for distributions although such advances must be reimbursed and are not a guarantee or insurance against losses.

If, at the close of business on the last day of a Collection Period, an obligor is entitled to a rebate of an insurance policy or other ancillary product, then the servicer may advance to the obligor an amount equal to such rebate to the extent the servicer expects to recover the amount of the rebate from the insurer, the seller of the ancillary product or another person. We refer to such a payment herein as a “rebate advance” and we refer to rebate advances together with delinquency advances as “advances”. Advances relating to rebates can be delivered to obligors and reported in the servicer’s report in any manner the servicer selects in its discretion. Without limiting the foregoing, a rebate advance can be made, in the discretion of the servicer, by reducing the outstanding principal balance of the applicable receivable and may be included in the servicer’s report as a principal collection.

The servicer will be reimbursed for any advance from Available Funds prior to any payments of principal on the notes.]

Priority of Payments

[Priority of Payments During the Revolving Period

[During the revolving period,] On each payment date, except after acceleration of the notes after an event of default under the indenture [(and, with respect to the first payment date following the end of the funding period, prior to the application of funds in accordance with the second paragraph set forth under “Acquisition of Subsequent Receivables During Funding Period” above)], the indenture trustee will make the following deposits and distributions (in accordance with the servicer’s instructions), to the extent of Available Funds then on deposit in the collection account with respect to the Collection Period preceding such payment date and funds, if any, deposited into the collection account from the reserve account, in the following order of priority:

first, to the servicer (or any predecessor servicer, if applicable), for reimbursement of all outstanding advances, if any;

second, to the servicer, the servicing fee, any investment earnings (net of investment losses and expenses) and all unpaid servicing fees with respect to prior collection periods;

third, to the indenture trustee and the owner trustee, any accrued and unpaid fees, reasonable expenses and indemnification amounts (including any such fees, expenses and indemnification amounts with respect to prior periods) and, to the asset representations reviewer, any accrued and unpaid fees (including unpaid fees with respect to prior periods), reasonable expenses and indemnification amounts to the extent not previously paid by the sponsor; provided, however, that fees, expenses and indemnification amounts payable to the indenture trustee, the owner trustee and the asset representations reviewer pursuant to this clause third will be limited to $[•] per annum in the aggregate;

[fourth,] pro rata, to the [Class A] noteholders, the accrued [Class A] note interest, which is the sum of (i) the aggregate amount of interest due and accrued for the related interest period on each class of the [Class A] notes at their respective interest rates on the respective Note Balances as of the previous payment date or the closing date, as the case may be, after giving effect to all payments of principal to the [Class A] noteholders on or prior to such preceding payment date; and (ii) the excess, if any, of the amount of interest due and payable to the [Class A] noteholders on the preceding payment date over the amounts in respect of interest actually paid to the [Class A] noteholders on the preceding payment date, plus interest on any such shortfall at the respective interest rates of each class of the [Class A] notes for the related interest period (to the extent permitted by law); provided, that if there are not sufficient funds available to pay the entire amount of the accrued Class A note interest, the amounts available will be applied to the payment of such interest on the Class A notes on a pro rata basis based on the amount of interest owing to each class of Class A notes;

[fifth], [to the noteholders of the Class B notes, the accrued Class B note interest, which is the sum of (i) the aggregate amount of interest due and accrued for the related interest period on the Class B notes at the Class B interest rate on the Class B Note Balance as of the previous payment date or the closing date, as the case may be, after giving effect to all payments of principal to the Class B noteholders on or prior to such preceding payment date, and (ii) the excess, if any, of the amount of interest due and payable to the Class B noteholders on the preceding payment date over the amounts in respect of interest actually paid to the Class B noteholders on the preceding payment date, plus interest on any such shortfall at the Class B interest rate (to the extent permitted by law);]

[sixth] reinvestments in additional receivables and deposits into the accumulation account, as applicable, in the amount by which the aggregate principal amount of the notes exceeds the aggregate receivables principal balance,

[seventh], to the reserve account, any additional amount required to increase the amount of cash on deposit in the reserve account up to the Specified Reserve Account Balance;

[eighth] reinvestments in additional receivables and deposits into the accumulation account, as applicable, in the amount by which the aggregate principal amount of the notes plus the overcollateralization amount exceeds the aggregate receivables principal balance, as increased above, plus the amounts deposited in the accumulation account above,

[ninth], [to the certificateholders, pro rata, based on the Percentage Interest of each certificateholder or, to the extent definitive certificates have been issued, to the certificate distribution account for distribution to the certificateholders, any funds remaining][any remaining funds will be distributed to or at the written direction of the certificateholders].

Amortization Period]

[During the amortization period,] On each payment date, except after acceleration of the notes after an event of default under the indenture [(and, with respect to the first payment date following the end of the funding period, prior to the application of funds in accordance with the second paragraph set forth under “Acquisition of Subsequent Receivables During Funding Period” above)], the indenture trustee will make, or cause to be made, the following deposits and distributions (in accordance with the servicer’s instructions), to the extent of Available Funds then on deposit in the collection account with respect to the Collection Period preceding such payment date and funds, if any, deposited into the collection account from the reserve account, in the following order of priority:

first, to the servicer (or any predecessor servicer, if applicable), for reimbursement of all outstanding advances, if any;

second, to the servicer, the servicing fee, any investment earnings (net of investment losses and expenses) and all unpaid servicing fees with respect to prior collection periods;

third, to the indenture trustee and the owner trustee, any accrued and unpaid fees, reasonable expenses and indemnification amounts (including any such fees, expenses and indemnification amounts with respect to prior periods) and, to the asset representations reviewer, any accrued and unpaid fees (including unpaid fees with respect to prior periods), reasonable expenses and indemnification amounts to the extent not previously paid by the sponsor; provided, however, that fees, expenses and indemnification amounts payable to the indenture trustee, the owner trustee and the asset representations reviewer pursuant to this clause third will be limited to $[•] per annum in the aggregate;

fourth, pro rata, to the [Class A] noteholders, the accrued [Class A] note interest, which is the sum of (i) the aggregate amount of interest due and accrued for the related interest period on each class of the [Class A] notes at their respective interest rates on the respective Note Balances as of the previous payment date or the closing date, as the case may be, after giving effect to all payments of principal to the [Class A] noteholders on or prior to such preceding payment date; and (ii) the excess, if any, of the amount of interest due and payable to the [Class A] noteholders on the preceding payment date over the amounts in respect of interest actually paid to the [Class A] noteholders on the preceding payment date, plus interest on any such shortfall at the respective interest rates of each class of the [Class A] notes for the related interest period (to the extent permitted by law); provided, that if there are not sufficient funds available to pay the entire amount of the accrued Class A note interest, the amounts available will be applied to the payment of such interest on the Class A notes on a pro rata basis based on the amount of interest owing to each class of Class A notes;

fifth, to the principal distribution account pursuant to the first paragraph of “The Notes—Payments of Principal” above, [the First Allocation of Principal][the Principal Distribution Amount];

[sixth, to the noteholders of the Class B notes, the accrued Class B note interest, which is the sum of (i) the aggregate amount of interest due and accrued for the related interest period on the Class B notes at the Class B interest rate on the Class B Note Balance as of the previous payment date or the closing date, as the case may be, after giving effect to all payments of principal to the Class B noteholders on or prior to such preceding payment date, and (ii) the excess, if any, of the amount of interest due and payable to the Class B noteholders on the preceding payment date over the amounts in respect of interest actually paid to the Class B noteholders on the preceding payment date, plus interest on any such shortfall at the Class B interest rate (to the extent permitted by law);]

[seventh, to the principal distribution account pursuant to the first paragraph of “The Notes—Payments of Principal” above, the Second Allocation of Principal;]

[eighth], to the reserve account, any additional amount required to increase the amount of cash on deposit in the reserve account up to the Specified Reserve Account Balance;

[ninth], to the noteholders pursuant to the first paragraph of “The Notes—Payments of Principal” above, the Regular Allocation of Principal; and

[tenth], [to the certificateholders, pro rata, based on the Percentage Interest of each certificateholder or, to the extent definitive certificates have been issued, to the certificate distribution account for distribution to the certificateholders, any funds remaining][to or at the written direction of the certificateholders, any funds remaining].

Upon and after any distribution to the certificateholder of any amounts, the noteholders will not have any rights in, or claims to, those amounts. On each payment date, after all deposits and distributions of higher priority as described above, the certificateholder will be entitled to any funds remaining on that payment date.

If the sum of the amounts required to be distributed pursuant to clauses first through [seventh] above exceeds the sum of Available Funds and advances for that payment date, the indenture trustee (based solely on and in accordance with the servicer’s instructions) will withdraw from the reserve account and deposit in the collection account for distribution in accordance with the payment waterfall an amount equal to the lesser of the funds on deposit in the reserve account and the amount of such shortfall.

Overcollateralization

Overcollateralization represents the amount by which the [Adjusted] Pool Balance exceeds the aggregate outstanding principal amount of the notes. Overcollateralization means that there will be additional assets (in addition to the yield supplement overcollateralization amount described below) generating collections that will be available to cover credit losses on the receivables that are not otherwise covered by excess collections on or in respect of the receivables, if any. The initial amount of overcollateralization will be approximately [__]% of the [Adjusted] Pool Balance as of the closing date (the “overcollateralization amount”). [This transaction is structured to make principal payments on the notes in an amount greater than the decrease in the [Adjusted] Pool Balance until a targeted level of overcollateralization is reached. After that point, principal payments on the notes will be made in an amount sufficient to maintain the targeted level of overcollateralization. The level of overcollateralization, as of each payment date, is required to increase to, and thereafter be maintained at, an overcollateralization amount equal to [the greater of][the sum of] (a)[(i) for each payment date on or prior to the payment date on which the Class [•] notes are paid in full,] [•]% of the [Adjusted] Pool Balance as of the last day of the related Collection Period [and (ii) for each payment date after the payment date on which the Class [•] notes are paid in full, [•]% of the [Adjusted] Pool Balance as of the last day of the related collection period] and (b)[•]% of the [sum of (x) the] [Adjusted] Pool Balance as of the [initial cut-off date plus (y) the aggregate principal balance of all subsequent receivables as of the applicable subsequent] cut-off date (the “overcollateralization amount”)].]

[Excess Interest]

[Because more interest is expected to be paid by the obligors in respect of the receivables than is necessary to pay the servicing fee, trustee fees, expenses and indemnity amounts, asset representations reviewer fees, expenses and indemnity amounts (to the extent not otherwise paid by the sponsor), amounts required to be deposited in the reserve account, if any, and interest on the notes each month, there is expected to be excess interest. Any excess interest will be applied on each payment date as an additional source of Available Funds as described under “—Priority of Payments” above.]

[Insert financial information for any credit enhancement provider liable or contingently liable to provide payments representing 10% or more of the cash flow supporting the notes in accordance with Item 1114(b) of Regulation AB.]

[Yield Supplement Overcollateralization Amount

As of the closing date, the yield supplement overcollateralization amount will equal $[    ], which is approximately [    ]% of the [Adjusted] Pool Balance as of the cut-off date. The yield supplement overcollateralization amount will decline on each payment date. It is intended to compensate for low APRs on some of the receivables and is in addition to the overcollateralization described under “—Overcollateralization” above.

With respect to any payment date, the “yield supplement overcollateralization amount” is the amount specified below with respect to that payment date:

Payment Date	Yield Supplement Overcollateralization Amount
Closing Date	$	[	•]

The yield supplement overcollateralization amount may be increased or decreased, on or before the day of pricing, pro rata based on the initial Note Balance. The yield supplement overcollateralization amount for each payment date is equal to the sum of the amount for each receivable equal to the excess, if any, of (x) the scheduled payments due on the receivable for each future Collection Period discounted to present value as of the end of the preceding Collection Period at the APR of that receivable over (y) the scheduled payments due on the receivable for each future Collection Period discounted to present value as of the end of the preceding Collection Period at a discount rate equal to the greater of the APR of that receivable and [•]%. For purposes of the preceding definition, future scheduled payments on the receivables are assumed to be made on their scheduled due dates without any delay, defaults or prepayments.]

[Yield Supplement Account

The funds on deposit in the Yield Supplement Account are intended to supplement the interest collections for each calendar month on those receivables that have relatively low annual contract rates. For a further description of the Yield Supplement Account, see “Description of the Receivables Transfer and Servicing Agreements—Yield Supplement Account.”]

[Insert financial information for any credit enhancement provider liable or contingently liable to provide payments representing 10% or more of the cash flow supporting the notes in accordance with Item 1114(b) of Regulation AB.]

Optional Redemption

The depositor will have the right, at its option, to exercise a “clean-up call” and to purchase the receivables and the other issuing entity property (other than the reserve account) from the issuing entity on any payment date when the required conditions are satisfied, then the outstanding notes will be redeemed in whole, but not in part on such date. The depositor may exercise this option on any payment date when the Net Pool Balance as of the last day of the related Collection Period is less than or equal to [10]% of the Net Pool Balance as of the cut-off date. If the depositor purchases the receivables and other issuing entity property (other than the reserve account) on any payment date, the purchase price will equal the unpaid principal amount on the notes, plus accrued and unpaid interest thereon up to but excluding that payment date (after giving effect to all distributions made on that payment date without regard to any caps set forth in “—Priority of Payments”). Additionally, each of the notes is subject to redemption in whole, but not in part, on any payment date on which the sum of the amounts on deposit in the reserve account and remaining Available Funds after the payments under clauses first through [seventh] set forth in “—Priority of Payments” above (without regard to any caps set forth therein) would be sufficient to pay in full the aggregate unpaid Note Balance of all of the outstanding notes as determined by the servicer. On such payment date, (a) the indenture trustee, upon written direction from the depositor, will transfer all amounts on deposit in the reserve account to the collection account and (b) the outstanding notes will be redeemed in whole, but not in part.

It is expected that at the time this clean-up call option becomes available to the depositor, only the Class [__] notes will be outstanding.

Notice of redemption under the indenture will be given by the indenture trustee at the written direction and expense of the depositor not later than 5 days prior to the applicable redemption date to each registered holder of notes. All notices of redemption will state: (i) the redemption date; (ii) the redemption price; (iii) that the record date otherwise applicable to that redemption date is not applicable and that payments will be made only upon presentation and surrender of those notes and the place where those notes are to be surrendered for payment of the redemption price; (iv) that interest on the notes will cease to accrue on the redemption date; and (v) the CUSIP numbers (if applicable) for the notes.

Fees and Expenses

The fees and expenses (including indemnification amounts) paid or payable from Available Funds are set forth in the table below. Those fees and expenses are paid on each payment date as described above under “—Priority of Payments” and “The Indenture—Priority of Payments May Change Upon an Event of Default”.

Recipient	Fees and Expenses Payable*
Servicer	The servicing fee and investment earnings as described below under “—Servicing Compensation and Expenses”
Indenture Trustee	$[•] per annum plus expenses**
Owner Trustee	$[•] per annum plus expenses**
Asset Representations Reviewer	$[•] per annum [plus expenses] and, in connection with an Asset Review, $[•] per receivable reviewed as described above under “—Asset Representations Review —Fees and Expenses for Asset Review”***

*	The fees and expenses described above do not change upon an event of default although actual expenses incurred may be higher after an event of default.
**

The issuing entity has the primary obligation to pay the fees and expenses of the indenture trustee and the owner trustee, and to the extent not satisfied by the issuing entity, the servicer will have the obligation to pay such fees and expenses.

***	[The sponsor has the primary obligation to pay the fees and expenses of the asset representations reviewer.]

Indemnification of the Indenture Trustee and the Owner Trustee

Under the indenture, the indenture trustee will be indemnified for, and held harmless against, any and all loss, liability, claim, action, suit or expense (including reasonable attorneys’ fees and including all loss, liability, claim, action, suit or expense incurred in connection with enforcement of its indemnification rights) incurred by it in connection with the administration of the transaction documents or the trust created thereby or the performance of its duties as indenture trustee, including, with certain limitations, the costs and expenses of defending itself against any claim in connection with the exercise or performance of any of its powers or duties under the indenture. Such amounts will be payable by the issuing entity from Available Funds as described above under “—Priority of Payments” and as described below under “The Indenture—Priority of Payments May Change Upon an Event of Default” and, to the extent not satisfied by the issuing entity, by the servicer. However, the indenture trustee will not be indemnified from and against any of the foregoing expenses arising or resulting from (i) the indenture trustee’s own willful misconduct, negligence or bad faith, (ii) the inaccuracy of certain of the indenture trustee’s representations and warranties, or (iii) taxes, fees or other charges on, based on or measured by, any fees, commissions or compensation received by the indenture trustee.

Under the trust agreement, the owner trustee will be indemnified from and against any and all loss, liability, damage, expense, tax, penalty, claim, action, suit, arbitration, mediation, proceeding, cost, expense or disbursement and legal fees and expenses (including court costs and reasonable legal fees and expenses in connection with the enforcement of the indemnification rights under the trust agreement) of any kind and nature whatsoever which may at any time be imposed on, incurred by or asserted against the owner trustee in any way relating to or arising out of the trust agreement, the other transaction documents, the issuing entity property, the creation, operation, administration and termination of the issuing entity or the transactions contemplated by the trust agreement, the issuance of the notes and certificates, the application of any law, rule or regulation to the issuing entity, its assets or its beneficiaries, the acts or omissions of the issuing entity, servicer, administrator, depositor or any other agent of the issuing entity, or the action or inaction of the owner trustee. Such amounts will be payable by the issuing entity from Available Funds as described above under “—Priority of Payments” and as described below under “The Indenture—Priority of Payments May Change Upon an Event of Default” and, to the extent not satisfied by the issuing entity, by the servicer. However, the owner trustee will not be indemnified from and against (i) any of the foregoing expenses if determined by final order of a court of competent jurisdiction arising or resulting from (A) the owner trustee’s own willful misconduct or gross negligence under the trust agreement or (B) the inaccuracy of certain of the owner trustee’s representations and warranties, or (ii) income taxes or other charges on, based on or measured by, any fees, commissions or compensation received by the owner trustee, in its individual capacity.

Collection and Other Servicing Procedures

PFS will be the servicer under the sale and servicing agreement. So long as PFS is the servicer, it will also act as custodian of the receivables, and, as the issuing entity’s and indenture trustee’s agent, will maintain possession or control, as applicable, of the receivable files. The servicer may, in accordance with its customary servicing practices, (i) maintain all or a portion of the receivables files in electronic form (including the contracts giving rise to the receivables) and (ii) maintain custody of all or any portion of the receivable files with one or more of its agents or designees. The servicer will maintain control of all electronic chattel paper evidencing a receivable. The servicer, among other things, will manage, service, administer and make collections on the receivables in accordance with its customary servicing practices in effect from time to time, using the same degree of skill and attention that the servicer exercises with respect to all comparable motor vehicle receivables that it services for itself or others, consistent with the sale and servicing agreement. The servicer is permitted to delegate some or all of its duties (including, without limitation, its duties as custodian) to another entity, including its affiliates and subsidiaries, although the servicer will remain liable for the performance of any duties that it delegates to another entity, in accordance with the sale and servicing agreement.

Servicing Compensation and Expenses

The servicer will be entitled to receive a servicing fee for each Collection Period. The “servicing fee” for any payment date will be an amount equal to the product of (1) [__]%, (2) one-twelfth [(or, in the case of the first payment date, a fraction, the numerator of which is the number of days from but not including the cut-off date to and including the last day of the first collection period and the denominator of which is 360)] and (3) the Net Pool Balance of the receivables as of the first day of the related Collection Period (or as of the cut-off date, in the case of the first payment date). As additional compensation, the servicer will be entitled to retain any Supplemental Servicing Fees. In addition, the servicer will be entitled to receive all investment earnings (net of investment losses and expenses) from the investment of funds on deposit in the collection account, the reserve account and the principal distribution account, if any. The servicing fee, together with any portion of the servicing fee that remains unpaid from prior payment dates and any investment earnings (net of investment losses and expenses), will be payable on each payment date from funds on deposit in the collection account with respect to the Collection Period preceding that payment date, including funds, if any, deposited into the collection account from the reserve account and any advances made by the servicer. The servicer will pay all expenses (other than Liquidation Expenses) incurred by it in connection with its servicing activities (including any fees and expenses of sub-servicers to whom it has delegated servicing responsibilities) and generally will not be entitled to reimbursement of those expenses. The servicer will have no responsibility, however, to pay any losses with respect to the receivables or any losses in connection with the investment of funds on deposit in the collection account, the reserve account and the principal distribution account.

Collection, Extensions and Modifications of Receivables

The servicer will make reasonable efforts to collect all payments called for under the terms and provisions of the receivables as and when the same become due in accordance with its customary servicing practices. Pursuant to the sale and servicing agreement, the servicer may grant extensions, rebates, deferrals, amendments, modifications or adjustments with respect to any receivable in accordance with its customary servicing practices; provided, however, that if the servicer (1) extends the date for final payment by the obligor of any receivable beyond the last day of the Collection Period immediately prior to the final scheduled payment date of any notes issued under the indenture or (2) reduces the contract rate or outstanding principal balance of any receivable other than as required by applicable law (including, without limitation, by the Servicemembers Civil Relief Act) or court order or at the direction of a regulatory authority or in accordance with regulatory guidance, it will either correct such action or promptly purchase such receivable, if such change in the receivable would materially and adversely affect the interests of the issuing entity or the noteholders in such receivable. The servicer may in its discretion waive any late payment charge or any other fees that may be collected in the ordinary course of servicing a receivable. Subject to the purchase obligations described above, the servicer and its affiliates may engage in any marketing practice or promotion or any sale of any products, goods or services to obligors with respect to the related receivables so long as such practices, promotions or sales are offered to obligors of comparable motor vehicle receivables serviced by the servicer for itself and others, whether or not such practices, promotions or sales might result in a decrease in the aggregate amount of payments on the receivables, prepayments or faster or slower timing of the payment of the receivables. Additionally, the servicer may refinance any receivable by accepting a new promissory note from the related obligor and depositing the full outstanding principal balance of such refinanced receivable into the collection account as soon as practical. The receivable created by such refinancing will not be property of the issuing entity. The servicer and its affiliates may also sell insurance or debt cancellation products, including products which result in the cancellation of some or all of the amount of a receivable upon the death or disability of the related obligor or any casualty with respect to the financed vehicle.

Upon discovery of a breach of certain other servicing covenants set forth in the sale and servicing agreement with respect to any receivable at the time such covenants were made which materially and adversely affects the interests of the issuing entity or the noteholders in such receivable, the party discovering such breach or receiving written notice of such breach will give prompt written notice of that breach to the other parties to the sale and servicing agreement; provided, that delivery of the monthly servicer’s certificate which identifies that receivables are being or have been repurchased will be deemed to constitute prompt notice by the servicer and the issuing entity of that breach; provided, further, that the indenture trustee and the owner trustee will be deemed to have knowledge of such breach only if a responsible officer of the indenture trustee or the owner trustee, as applicable, has actual knowledge thereof, including without limitation upon receipt of written notice; provided, further, that the failure to give that notice will not affect any obligation of the servicer under the sale and servicing agreement. The indenture trustee need not investigate the facts stated in a monthly servicer’s certificate delivered in accordance with the foregoing sentence. If the breach materially and adversely affects the interests of the issuing entity or the noteholders in the related receivable, then the servicer will either (a) correct or cure that breach, if applicable, or (b) purchase that receivable from the issuing entity, in either case on or before the payment date following the end of the Collection Period which includes the 60th day (or, if the servicer elects, an earlier date) after the date the servicer became aware or was notified of that breach. Any such breach or failure will be deemed not to materially and adversely affect the issuing entity or the noteholders if such breach has not affected the ability of the issuing entity to receive and retain payment in full on such receivable. Any such purchase by the servicer will be at a purchase price equal to the outstanding principal balance of that receivable plus unpaid accrued interest. In consideration for that purchase, the servicer will pay (or will cause to be paid) the purchase price by depositing the purchase price into the collection account on the date of purchase (or, if the servicer elects, an earlier date). The purchase obligation will constitute the sole remedy available to the issuing entity and the indenture trustee for a breach by the servicer of certain of its servicing covenants under the sale and servicing agreement.

Unless required by law or court order or at the direction of a regulatory authority or in accordance with regulatory guidance, the servicer will not release the financed vehicle securing each receivable from the security interest granted by such receivable in whole or in part except in the event of payment in full by or on behalf of the obligor thereunder or payment in full less a deficiency which the servicer would not attempt to collect in accordance with its customary servicing practices or in connection with repossession or except as may be required by an insurer in order to receive proceeds from any insurance policy covering such financed vehicle.

Realization Upon Defaulted Receivables

On behalf of the issuing entity, the servicer will use commercially reasonable efforts, consistent with its customary servicing practices, to repossess or otherwise convert the ownership of and liquidate the financed vehicle securing any receivable as to which the servicer had determined eventual payment in full is unlikely unless it determines in its sole discretion that repossession will not increase the aggregate Liquidation Proceeds by an amount greater than the expense of such repossession or that the proceeds ultimately recoverable with respect to such receivable would be increased by forbearance. The servicer will follow such customary servicing practices as it deems necessary or advisable, which may include reasonable efforts to realize upon any recourse to any dealer and selling the financed vehicle at public or private sale. The foregoing will be subject to the provision that, in any case in which the financed vehicle has suffered damage, the servicer will not be required to expend funds in connection with the repair or the repossession of such financed vehicle. The servicer may determine in its sole discretion that such repair and/or repossession will increase the Liquidation Proceeds by an amount greater than the amount of such expenses and may expend funds in connection with the repair or repossession of such financed vehicle. The servicer, in its sole discretion, may in accordance with its customary servicing practices sell any receivable’s deficiency balance or waive such deficiency balance. To facilitate any such sale the servicer may, in accordance with its customary servicing practices, purchase from the issuing entity such deficiency balance for a purchase price equal to the proceeds received by the servicer in an arm’s-length transaction for the sale of such deficiency balance. Net proceeds of any such sale allocable to the receivable will constitute Liquidation Proceeds, and the sole right of the issuing entity and the indenture trustee, if any, with respect to any such sold receivables will be to receive such Liquidation Proceeds. Upon such sale, the servicer will mark its computer records indicating that any such sold receivable no longer belongs to the issuing entity. The servicer is authorized to take any and all actions necessary or appropriate on behalf of the issuing entity to evidence the sale of the financed vehicle at a public or private sale or the sale of the receivable to the servicer to facilitate a deficiency balance sale pursuant to the sale and servicing agreement, in each case, free from any lien or other interest of the issuing entity or the indenture trustee. In addition, the servicer may, in some circumstances, in accordance with its customary servicing practices, waive any receivable’s deficiency balance.

Servicer Replacement Events

The occurrence and continuation of any one or more of the following events constitute “servicer replacement events” under the sale and servicing agreement:

•

any failure by the servicer to deliver or cause to be delivered any required payment to the indenture trustee for distribution to the noteholders, which failure continues unremedied for ten Business Days after discovery thereof by an officer of the servicer or receipt by the servicer of written notice thereof from the indenture trustee or noteholders evidencing a majority of the aggregate outstanding principal amount of the notes;

•

any failure by the servicer to duly observe or perform in any material respect any other of its covenants or agreements in the sale and servicing agreement, which failure materially and adversely affects the rights of the issuing entity or the noteholders, and which continues unremedied for 90 days after discovery thereof by an officer of the servicer or receipt by the servicer of written notice thereof from the indenture trustee or the noteholders evidencing a majority of the aggregate outstanding principal amount of the notes (it being understood that any repurchase of a receivable by the seller pursuant to the purchase agreement or by the servicer pursuant to the sale and servicing agreement will be deemed to remedy any incorrect representation or warranty with respect to such receivable);

•

any representation or warranty of the servicer made in any transaction document to which the servicer is a party or by which it is bound or any certificate delivered pursuant to the sale and servicing agreement proves to have been incorrect in any material respect when made, which failure materially and adversely affects the rights of the issuing entity or the noteholders, and which failure continues unremedied for 90 days after discovery thereof by an officer of the servicer or receipt by the servicer of written notice thereof from the indenture trustee or the noteholders evidencing a majority of the aggregate outstanding principal amount of the notes (it being understood that any repurchase of a receivable by the seller pursuant to the purchase agreement or by the servicer pursuant to the sale and servicing agreement will be deemed to remedy any incorrect representation or warranty with respect to such receivable); or

•	the occurrence of certain events (which, if involuntary, remain unstayed for more than 90 consecutive days) of bankruptcy, insolvency, receivership or liquidation of the servicer.

Notwithstanding the foregoing, a delay in or failure of performance referred to under the first three bullet points above for a period of 120 days will not constitute a servicer replacement event if that delay or failure was caused by force majeure or other similar occurrence.

In addition, the servicer will not be liable for any failure or delay in the performance of its obligations or the taking of any action under the sale and servicing agreement or under any other transaction document (and such failure or delay will not constitute a breach of any transaction document or a servicer replacement event, as applicable) if such failure or delay arises from compliance by the servicer with any law or court order, the direction of a regulatory authority or regulatory guidance.

The existence or occurrence of any “material instance of noncompliance” (within the meaning of Item 1122 of Regulation AB) will not create any presumption that any event under the first two bullet points above has occurred.

Removal or Replacement of the Servicer

If a servicer replacement event is unremedied, the indenture trustee, acting at the written direction of noteholders evidencing 66 2⁄3% of the aggregate outstanding principal amount of the outstanding notes, will terminate all of the servicing rights and obligations of the servicer with respect to the receivables. The indenture trustee will effect that termination by delivering notice to the servicer, the owner trustee, the issuing entity, the administrator and the noteholders. Any successor servicer must be an established institution whose regular business includes the servicing of comparable motor vehicle receivables.

The servicer may not resign from its servicing obligations and duties except upon a determination that the performance of its duties as servicer under the sale and servicing agreement is no longer permissible under applicable law. Except as set forth below, no servicer resignation will become effective until a successor servicer has assumed the servicer’s obligations and duties. The servicer may, at any time without notice or consent, delegate (a) any or all of its duties (including, without limitation, its duties as custodian) under the transaction documents to any of its affiliates or (b) specific duties to sub-contractors who are in the business of performing similar duties. However, no delegation to affiliates or sub-contractors will release the servicer from its duties under the sale and servicing agreement, and the servicer will remain obligated and liable to the issuing entity and the indenture trustee for those duties as if the servicer alone were performing those duties.

Upon the servicer’s receipt of notice of termination, the predecessor servicer will continue to perform its functions as servicer only until the date specified in that termination notice or, if no date is specified therein, until receipt of that notice. In the event the servicer is removed or resigns as servicer, the indenture trustee will appoint a successor servicer. If a successor servicer has not been appointed at the time when the predecessor servicer ceases to act as servicer, the indenture trustee, at the direction of the noteholders, will appoint (or petition a court to appoint) a successor servicer.

Upon appointment of a successor servicer, the successor servicer will assume all of the responsibilities, duties and liabilities of the servicer with respect to the receivables (other than the obligations of the predecessor servicer that survive its termination as servicer, including indemnification obligations against certain events arising before its replacement). In a bankruptcy or similar proceeding for the servicer, a bankruptcy trustee or similar official may have the power to prevent the indenture trustee, the owner trustee or the noteholders from effecting a transfer of servicing to a successor servicer.

All reasonable costs and expenses incurred in connection with transferring the receivable files to the successor servicer and all other reasonable costs and expenses incurred in connection with the transfer to the successor servicer related to the performance by the servicer under the sale and servicing agreement will be paid by the predecessor servicer upon presentation of reasonable documentation of such costs and expenses.

Waiver of Past Servicer Replacement Events

The holders of a majority of the aggregate outstanding principal amount of the notes may waive any servicer replacement event.

Evidence as to Compliance

The sale and servicing agreement provides that a registered public accounting firm (who may also render other services to the servicer or its affiliates) will annually furnish to the issuing entity, with a copy to the indenture trustee, an attestation report.

The sale and servicing agreement will also provide for delivery on or before March 30 of each calendar year, beginning [____][•], 20[•], of an officer’s certificate stating that (i) a review of the servicer’s activities during the preceding calendar year and of performance under the sale and servicing agreement has been made under the supervision of the officer, and (ii) to the best of the officer’s knowledge, based on the review, the servicer has fulfilled all its obligations under the sale and servicing agreement in all material respects throughout the year, or, if there has been a failure to fulfill any of these obligations in any material respect, specifying each failure known to the officer and the nature and status of the failure.

In addition, except as described below, the servicer and each other party that participates in the servicing function with respect to more than 5% of the receivables and other assets comprising the issuing entity will deliver annually to the issuing entity, a report (an “Assessment of Compliance”) that assesses compliance by that party with the servicing criteria set forth in Item 1122(d) of Regulation AB (17 C.F.R. 229.1122) and that contains the following:

•	a statement of the party’s responsibility for assessing compliance with the servicing criteria applicable to it;

•	a statement that the party used the criteria in Item 1122(d) of Regulation AB to assess compliance with the applicable servicing criteria;

•

the party’s Assessment of Compliance with the applicable servicing criteria during and as of the end of the prior calendar year, setting forth any material instance of noncompliance identified by the party; and

•

a statement that a registered public accounting firm has issued an Attestation Report on the party’s Assessment of Compliance with the applicable servicing criteria during and as of the end of the prior calendar year.

Further, except as described below, each party which is required to deliver an Assessment of Compliance will also be required to simultaneously deliver a report (an “Attestation Report”) of a registered public accounting firm, prepared in accordance with the standards for attestation engagements issued or adopted by the Public Company Accounting Oversight Board, that expresses an opinion, or states that an opinion cannot be expressed, concerning the party’s assessment of compliance with the applicable servicing criteria.

An annual report on Form 10-K with respect to the issuing entity will be filed with the SEC within 90 days after the end of each fiscal year. The annual report will contain the statements, certificates and reports discussed above.

The servicer will also give the issuing entity and the indenture trustee notice of any servicer replacement event under the sale and servicing agreement.

THE INDENTURE

The following summary describes the material terms of the indenture pursuant to which the notes will be issued. A form of indenture has been filed as an exhibit to the registration statement of which this prospectus is a part. This summary does not purport to be complete and is subject to, and qualified in its entirety by reference to, all the provisions of the indenture.

Material Covenants

The indenture provides that the issuing entity will not, among other things:

•

except as expressly permitted by the indenture, the sale and servicing agreement, the trust agreement, the administration agreement or the other transaction documents, sell, transfer, exchange or otherwise dispose of any of the properties or assets of the issuing entity or engage in any other activities other than financing, acquiring, owning, pledging and managing the receivables and other collateral;

•

claim any credit on or make any deduction from the principal and interest payable in respect of the notes (other than amounts withheld under the Internal Revenue Code of 1986, as amended (the “Code”), or applicable state law) or assert any claim against any present or former holder of the notes because of the payment of taxes levied or assessed upon any part of the issuing entity property;

•	dissolve or liquidate in whole or in part;

•

permit the validity or effectiveness of the indenture to be impaired or permit any person to be released from any covenants or obligations with respect to the notes under that indenture except as may be expressly permitted thereby;

•

permit any lien, charge, excise, claim, security interest, mortgage or other encumbrance (except certain permitted encumbrances) to be created on or extend to or otherwise arise upon or burden the assets of the issuing entity or any part thereof, or any interest therein or the proceeds thereof;

•	permit the lien of the indenture to not constitute a valid first priority security interest (except certain permitted encumbrances) in the collateral;

•	incur, assume or guarantee any indebtedness other than indebtedness incurred in accordance with the transaction documents; or

•	merge or consolidate with, or transfer substantially all of its assets to, any other person.

Noteholder Communication; List of Noteholders

Investors may send a request to the depositor at any time notifying the depositor that the investor would like to communicate with other investors with respect to an exercise of their rights under the terms of the transaction documents. If the requesting investor is not a noteholder as reflected on the note register, the depositor may require that the requesting investor provide verification documents to confirm that the requesting investor is, in fact, a beneficial owner of notes. The depositor will disclose in each Form 10-D information regarding any request received during the related Collection Period from an investor to communicate with other investors related to the investors exercising their rights under the terms of the transaction documents. The disclosure in the Form 10-D regarding the request to communicate will include the name of the investor making the request, the date the request was received, a statement to the effect that the issuing entity has received a request from the investor, which states that the investor is interested in communicating with other investors with regard to the possible exercise of rights under the transaction documents and a description of the method other investors may use to contact the requesting investor. PFS and the depositor will be responsible for any expenses incurred in connection with the filing of such disclosure and the reimbursement of any costs incurred by the indenture trustee in connection with the preparation thereof.

With respect to the notes of the issuing entity, three or more holders of the notes or one or more holders of such notes evidencing not less than 25% of the aggregate outstanding Note Balance of the notes, voting as a single class may, by written request to the indenture trustee accompanied by a copy of the communication that the applicant proposes to send, obtain access to the list of all current noteholders maintained by the indenture trustee for the purpose of communicating with other noteholders with respect to their rights under the indenture or under the notes.

Annual Compliance Statement

The issuing entity will be required to deliver annually to the indenture trustee and each Hired Agency a written officer’s statement as to the fulfillment of its obligations under the indenture which, among other things, will state that to the best of the officer’s knowledge, the issuing entity has complied in all material respects with all conditions and covenants under the indenture throughout that year, or, if there has been a default in the compliance of any condition or covenant, specifying each default known to that officer and the nature and status of that default.

Indenture Trustee’s Annual Report

If required by the Trust Indenture Act of 1939, as amended, the indenture trustee will be required to mail each year to all noteholders a brief report setting forth the following:

•	its eligibility and qualification to continue as indenture trustee under the indenture;

•	information regarding a conflicting interest of the indenture trustee;

•	any change to the amount, interest rate and maturity date of any indebtedness owing by the issuing entity to the indenture trustee in its individual capacity;

•	any change to the property and funds physically held by the indenture trustee in its capacity as indenture trustee;

•	any release, or release and substitution, of property subject to the lien of the indenture that has not been previously reported;

•	any additional issue of notes that has not been previously reported; and

•	any action taken by it that materially affects the notes or the trust property and that has not been previously reported.

Documents by Indenture Trustee to Noteholders

The indenture trustee, at the expense of the issuing entity, will deliver to each noteholder of a definitive note, not later than the latest date permitted by law, such information as may be required by law to enable such holder to prepare its United States federal and state income tax returns.

Satisfaction and Discharge of Indenture

The indenture will be discharged with respect to the collateral securing the related notes upon the delivery to the indenture trustee for cancellation of all the related notes or, subject to specified limitations, upon deposit with the indenture trustee of funds sufficient for the payment in full of principal of and accrued interest on notes.

Resignation or Removal of the Indenture Trustee

The indenture trustee may resign at any time, in which event the issuing entity will be obligated to appoint a successor indenture trustee. The issuing entity will remove the indenture trustee if the indenture trustee ceases to be eligible to continue as such under the indenture or if the indenture trustee becomes insolvent or otherwise becomes incapable of acting. In such circumstances, the issuing entity will be obligated to appoint a successor indenture trustee. In addition, noteholders representing a majority of the aggregate outstanding principal amount of the outstanding notes may remove the indenture trustee with 30 days’ prior written notice by so notifying the indenture trustee and the issuing entity and may appoint a successor indenture trustee. Any resignation or removal of the indenture trustee and appointment of a successor indenture trustee does not become effective until acceptance of the appointment by the successor indenture trustee.

Events of Default

The occurrence and continuation of any one of the following events will constitute an “event of default” under the indenture:

•	a default in the payment of any interest on any note [of the Controlling Class] when the same becomes due and payable, and that default continues for a period of five (5) Business Days or more;

•	a default in the payment of the principal of any note at the related final scheduled payment date or the redemption date;

•

any failure by the issuing entity to duly observe or perform in any material respect any of its material covenants or agreements in the indenture, which failure materially and adversely affects the interests of the noteholders, and which failure continues unremedied for ninety (90) days after receipt by the issuing entity of written notice thereof from the indenture trustee or noteholders evidencing at least a majority of the aggregate outstanding principal amount of the outstanding notes;

•

any representation or warranty of the issuing entity made in the indenture proves to have been incorrect in any material respect when made, which failure materially and adversely affects the interests of the noteholders, and which failure continues unremedied for ninety (90) days after receipt by the issuing entity of written notice thereof from the indenture trustee or noteholders evidencing at least a majority of the aggregate outstanding principal amount of the outstanding notes; or

•

the occurrence of certain events (which, if involuntary, remain unstayed for a period of more than ninety (90) consecutive days) of bankruptcy, insolvency, receivership or liquidation of the issuing entity.

Notwithstanding the foregoing, a delay in or failure of performance referred to under the first four bullet points above for a period of 120 days will not constitute an event of default if that delay or failure was caused by force majeure or other similar occurrence.

The amount of principal required to be paid to noteholders under the indenture, however, generally will be limited to amounts available to make such payments in accordance with the priority of payments. Thus, the failure to pay principal on a class of notes due to a lack of amounts available to make such payments will not result in the occurrence of an event of default until the final scheduled payment date or redemption date for that class of notes. See “Risk Factors—The issuing entity has issued multiple classes of notes, and your notes may be more sensitive to losses, be affected by conflicts of interest between classes and have reduced liquidity or voting power because of an unknown [allocation or] retention of notes—The failure to pay interest on the subordinated classes of notes is not an event of default, and the failure to make principal payments on any notes will generally not result in an event of default until the applicable final scheduled payment date” in this prospectus.

Rights Upon Event of Default

Upon the occurrence and continuation of any event of default (other than an event of default resulting from an event of bankruptcy, insolvency, receivership or liquidation of the issuing entity), the indenture trustee may, or if directed by the noteholders representing not less than a majority of the aggregate outstanding principal amount of the [outstanding notes][Controlling Class of notes], will, declare the notes to be immediately due and payable. Upon the occurrence of an event of default resulting from an event of bankruptcy, insolvency, receivership or liquidation of the issuing entity, the notes will automatically be accelerated and all accrued and unpaid interest on and principal of the notes will be immediately due and payable without any declaration or other act by the indenture trustee or the noteholders.

If an event of default is unremedied and the notes have not been accelerated, the indenture trustee may institute proceedings to collect amounts due or foreclose on the issuing entity property, exercise remedies as a secured party or, if the notes have been accelerated, sell the receivables and other issuing entity property. Upon the occurrence of an event of default resulting in acceleration of the notes, the indenture trustee may sell the receivables and the other issuing entity property or may elect to have the issuing entity maintain possession of the receivables and the other issuing entity property and apply Collections as received. However, the indenture trustee is prohibited from selling or liquidating the receivables and the other issuing entity property following such an event of default and acceleration of the notes unless:

•	[the holders of 100% of the aggregate outstanding principal amount of the [outstanding notes][Controlling Class of notes] consent to such sale or liquidation];

•	the proceeds of such sale or liquidation are sufficient to pay in full the principal of and the accrued interest on all outstanding notes at the date of such sale; or

•

the event of default relates to the failure to pay interest or principal when due (a “payment default”), the indenture trustee determines that the Collections on the receivables would not be sufficient on an ongoing basis to make all payments on the notes as those payments would have become due if those notes had not been declared due and payable, and the indenture trustee obtains the consent of the holders of 66 2⁄3% of the aggregate outstanding principal amount of the [outstanding notes][Controlling Class of notes].

Notwithstanding the foregoing, if the event of default does not relate to a payment default or insolvency of the issuing entity, the indenture trustee is prohibited from selling or liquidating the receivables and the other issuing entity property unless the holders of 100% of the aggregate outstanding principal amount of the outstanding notes consent to a sale or the proceeds of such sale are sufficient to pay in full the principal of and the accrued interest on the outstanding notes.

If an event of default occurs and is continuing, the indenture trustee will be under no obligation to exercise any of the rights or powers vested in it under the indenture or to institute, conduct or defend any litigation under the indenture or in relation to the indenture or to honor the request or direction of any of the noteholders pursuant to the indenture, unless the indenture trustee reasonably believes it will be adequately indemnified against the costs, expenses, disbursements, advances and liabilities which might be incurred by it in complying with such request or direction. Subject to the provisions for indemnification and certain limitations contained in the indenture, the holders of a majority of the aggregate outstanding principal amount of the [outstanding notes][[Controlling Class of notes] will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the indenture trustee, and the holders of a majority of the aggregate outstanding principal amount of the outstanding notes may, in certain cases, waive any event of default, except a default in payment of principal of or interest on any of the notes, a default in respect of a covenant or provision of the indenture that cannot be modified without the consent of the holders of 100% of the aggregate outstanding principal amount of the outstanding notes or a default arising from insolvency of the issuing entity.

Priority of Payments May Change Upon an Event of Default

Following the occurrence and during the continuation of an event of default under the indenture which has resulted in an acceleration of the notes, the priority of payments changes (including payments of principal on the notes). On each payment date after an event of default and acceleration of the notes, payments will be made by the indenture trustee (based solely on and in accordance with the servicer’s instructions) from all funds (including all amounts held on deposit in the reserve account) available to the issuing entity (net of liquidation costs associated with the sale of the trust estate) in the following order of priority:

first, pro rata, to the indenture trustee and the owner trustee, any accrued and unpaid fees (including any unpaid fees with respect to prior periods) and reasonable expenses and indemnity payments permitted under the trust agreement and the indenture, and, to the asset representations reviewer, any accrued and unpaid fees (including unpaid fees with respect to prior periods), reasonable expenses and indemnification amounts, in each case, to the extent not previously paid;

second, to the servicer (or any predecessor servicer, if applicable), for reimbursement of outstanding advances, if any;

third, to the servicer, the servicing fee, any investment earnings (net of investment losses and expenses) and all unpaid servicing fees with respect to prior Collection Periods;

fourth, pro rata, to the noteholders of the Class A notes, the accrued Class A note interest, which is the sum of (i) the aggregate amount of interest due and accrued for the related interest period on the Class A-1 notes, the Class A-2[a] notes, [the Class A-2b notes,] the Class A-3 notes and the Class A-4 notes at the respective interest rates for such Class on the Note Balance of each such class as of the previous payment date or the closing date, as the case may be, after giving effect to all payments of principal to the holders of the notes of such class on or prior to the preceding payment date and (ii) the excess, if any, of the amount of interest due and payable to the Class A noteholders on prior payment dates over the amounts in respect of interest actually paid to the Class A noteholders on those prior payment dates, plus interest on any such shortfall at the respective interest rates on such Class A notes for the related interest period (to the extent permitted by law); provided, that if there are not sufficient funds available to pay the entire amount of the accrued Class A note interest, the amounts available will be applied to the payment of such interest on each class of Class A notes on a pro rata basis based on the amount of interest payable to each class of Class A notes;

[fifth, (a), if the acceleration of the notes results from an event of default that arises from (i) a default in the payment of any interest on any note of the Controlling Class when the same becomes due and payable, (ii) a default in the payment of the principal of any note on the related final scheduled payment date or the redemption date or (iii) the occurrence of certain events of bankruptcy, insolvency, receivership or liquidation of the issuing entity, in the following order of priority:

•	to the Class A-1 noteholders, in respect of principal thereon, until the Class A-1 notes have been paid in full; [and]

•

to the Class A-2[a] noteholders[, the Class A-2b noteholders] [and] the Class A-3 noteholders [and the Class A-4 noteholders], in respect of principal thereon, pro rata based on the Note Balance of each such class, until each such class of notes has been paid in full;

•

[to the Class B noteholders, the accrued Class B note interest, which is the sum of (i) the aggregate amount of interest due and accrued for the related interest period on the Class B notes at the Class B interest rate on the Class B Note Balance as of the previous payment date or the closing date, as the case may be, after giving effect to all payments of principal to the Class B noteholders on or prior to the preceding payment date; and (ii) the excess, if any, of the amount of interest due and payable to the Class B noteholders on prior payment dates over the amounts in respect of interest actually paid to the Class B noteholders on those prior payment dates, plus interest on any such shortfall at the Class B interest rate for the related interest period (to the extent permitted by law); and]

•	[to the Class B noteholders, in respect of principal thereon, until the Class B notes have been paid in full];

fifth, (b), if the acceleration of the notes results from an event of default that arises from any event other than those events described above in clause fifth (a), in the following order of priority:

•

to the Class B noteholders, the accrued Class B note interest, which is the sum of (i) the aggregate amount of interest due and accrued for the related interest period on the Class B notes at the Class B interest rate on the Class B Note Balance as of the previous payment date or the closing date, as the case may be, after giving effect to all payments of principal to the Class B noteholders on or prior to the preceding payment date; and (ii) the excess, if any, of the amount of interest due and payable to the Class B noteholders on prior payment dates over the amounts in respect of interest actually paid to the Class B noteholders on those prior payment dates, plus interest on any such shortfall at the Class B interest rate for the related interest period (to the extent permitted by law);

•	to the Class A-1 noteholders, in respect of principal thereon, until the Class A-1 notes have been paid in full;

•

to the Class A-2[a] noteholders [and the Class A-2b noteholders] [and] the Class A-3 noteholders [and the Class A-4 noteholders], in respect of principal thereon, pro rata, based on the Note Balance of each such class until each such class has been paid in full;

•	[to the Class B noteholders, in respect of principal thereon, until the Class B notes have been paid in full;] and]

sixth, to the certificateholders, pro rata, based on the Percentage Interest of each certificateholder, or, to the extent definitive certificates have been issued, to the certificate distribution account for distribution to or at the direction of the certificateholders, any funds remaining.

Following the occurrence of any event of default under the indenture which has not resulted in an acceleration of the notes, the issuing entity will continue to pay interest and principal on the notes on each payment date in the manner set forth under “The Transfer Agreements and the Administration Agreement—Priority of Payments” above, until the notes are accelerated.

Amendment Provisions

The indenture may be modified as follows:

The issuing entity and, when authorized by an issuing entity order, the indenture trustee may, at any time and from time to time, enter into supplemental indentures, without obtaining the consent of the noteholders, for the purpose of, among other things, adding any provisions to or changing in any manner or eliminating any of the provisions of the indenture or for the purposes of modifying in any manner the rights of the noteholders subject to the satisfaction of the following conditions:

(i) the issuing entity delivers an opinion of counsel to the indenture trustee to the effect that such supplemental indenture will not materially and adversely affect the interests of the noteholders;

(ii) the issuing entity delivers an officer’s certificate to the indenture trustee to the effect that such supplemental indenture will not materially and adversely affect the interests of the noteholders; or

(iii) the Rating Agency Condition is satisfied with respect to such supplemental indenture.

The issuing entity and the indenture trustee (when authorized by an issuing entity order) may, with prior notice to each Hired Agency and the owner trustee, also enter into supplemental indentures without obtaining the consent of the noteholders for the purpose of conforming the terms of the indenture to the description of such terms in this prospectus or, to the extent not contrary to this prospectus, to the description thereof in an offering memorandum with respect to any class of notes not offered by this prospectus or the certificates.

The issuing entity and the indenture trustee, when authorized by an issuing entity order, may also, with prior notice to the Hired Agencies and with the consent of the noteholders of not less than a majority of the aggregate outstanding principal amount of the outstanding notes, enter into an indenture or supplemental indentures for the purpose of adding provisions to, changing in any manner or eliminating any provisions of, the indenture, or modifying (except as provided below) in any manner the rights of the noteholders. Any such supplemental indenture that amends, modifies or supplements the rights of any noteholder in any of the following manners will require the consent of the holder of each outstanding note affected thereby:

•

changes the final scheduled payment date of any note or reduces the principal amount thereof, the interest rate thereon or the redemption price with respect thereto or changes any place of payment where, or the coin or currency in which any note or any interest thereon is payable, or impairs the right of the noteholders to institute suit for the enforcement of the provisions of the indenture requiring the application of funds available therefor, to the payment of any such amount due on the notes on or after the respective due date thereof (or in the case of redemption, on or after the redemption date);

•

reduces the percentage of the aggregate principal amount of the outstanding notes, the consent of the holders of which is required for any supplemental indenture or the consent of the holders of which is required for any waiver of compliance with certain provisions of the indenture or of certain defaults thereunder and their consequences as provided for in the indenture;

•

modifies or alters the provisions of the indenture regarding the voting of notes held by the issuing entity, the seller, the depositor, the servicer, the administrator or any of their respective affiliates;

•

reduces the percentage of the aggregate outstanding principal amount of the outstanding notes, the consent of the holders of which is required to direct the indenture trustee to sell or liquidate the issuing entity property if the proceeds of the sale or liquidation would be insufficient to pay the principal amount of and accrued but unpaid interest on the outstanding notes;

•

modifies the percentage of the aggregate principal amount of the notes required to amend the sections of the indenture which specify the applicable percentage of aggregate principal amount of the notes necessary to amend the indenture or the other transaction documents, except to increase any percentage specified in the indenture or to provide that certain additional provisions of the indenture and the transaction documents cannot be modified or waived without the consent of the holder of each outstanding note affected thereby; or

•

permits the creation of any lien ranking prior to or on a parity with the lien of the indenture with respect to any part of the issuing entity property or, except as otherwise permitted or contemplated in the transaction documents, terminates the lien of the indenture on any property at any time or deprives the holder of any note of the security afforded by the lien of the indenture.

No amendment or supplemental indenture will be effective which affects the rights, protections, immunities, indemnities or duties of the indenture trustee or the owner trustee, as applicable, without the prior written consent of the indenture trustee or the owner trustee, respectively.

MATERIAL LEGAL ASPECTS OF THE RECEIVABLES

Rights in the Receivables

The transfer of the receivables by the originator to the seller, by the seller to the depositor, and by the depositor to the issuing entity, and the pledge thereof to the indenture trustee, if any, the perfection of the security interests in the receivables and the enforcement of rights to realize on the related financed vehicles as collateral for the receivables are subject to a number of federal and state laws, including the Uniform Commercial Code and certificate of title act as in effect in various states. The servicer, the seller and the depositor will take the actions described below to perfect the rights of the issuing entity and the indenture trustee in the receivables.

Under the sale and servicing agreement the servicer will be appointed by the issuing entity and indenture trustee to act as the custodian of the receivables. The servicer or a subservicer, as the custodian, will be designated to maintain (a) possession as the issuing entity’s agent of tangible records constituting or forming a part of related retail installment sale contracts and any other tangible records relating to the receivables (including amendments to electronic chattel paper that are evidenced in tangible form), or (b) control as the issuing entity’s agent over the electronic records constituting or forming a part of retail installment sale contracts and any other electronic records relating to the receivables. To the extent any of the receivables arise under or are evidenced by contracts in electronic form (such electronic contracts, together with the original contracts in tangible form, “chattel paper”), the servicer or subservicer, as the custodian, will have printed copies of the electronic contracts and the capability of accessing the electronic information. While neither the original contracts (whether in electronic or tangible form) nor the printed copies of electronic contracts giving rise to the receivables will be marked to indicate the ownership interest thereof by the issuing entity, and neither the custodian nor the indenture trustee will have “control” of the authoritative copy of those contracts that are in electronic form, appropriate UCC-1 financing statements reflecting the transfer and assignment of the receivables by the originator to the seller, the seller to the depositor and by the depositor to the issuing entity, and the pledge thereof to an indenture trustee have been or will be filed to perfect that interest and give notice of the issuing entity’s ownership interest in, and the indenture trustee’s security interest in, the receivables and related chattel paper. If, through inadvertence or otherwise, any of the receivables were sold or pledged to another party who purchased (including a pledgee) the receivables in the ordinary course of its business and took possession of the original contracts in tangible form, or “control” of the authoritative copy of the contracts in electronic form giving rise to the receivables, the purchaser would acquire an interest in the receivables superior to the interests of the issuing entity and the indenture trustee if the purchaser acquired the receivables for value and without knowledge that the purchase violates the rights of the issuing entity or the indenture trustee, which could cause investors to suffer losses on their notes.

Generally, the rights held by assignees of the receivables, including without limitation the issuing entity and the indenture trustee, will be subject to:

•	all the terms of the contracts related to or evidencing the receivable and any defense or claim in recoupment arising from the transaction that gave rise to the contracts; and

•	any other defense or claim of the obligor against the assignor of such receivable which accrues before the obligor receives notification of the assignment.

Because none of the originator, the seller, the depositor or the issuing entity is obligated to give the obligors notice of the assignment of any of the receivables, the issuing entity and the indenture trustee, if any, will be subject to defenses or claims of the obligor against the assignor even if such claims are unrelated to the receivable.

PFS typically takes physical possession of the signed original motor vehicle retail installment sale contracts to assure that it has priority in its rights under the receivables against the dealers and their respective creditors. Under the UCC, a purchaser of chattel paper who takes physical possession (or, in the case of electronic chattel paper, takes control) of the chattel paper has priority over the seller and its creditors in the event of the seller’s bankruptcy. If a motor vehicle retail installment sale contract is amended and PFS does not or is unable to take physical possession (or, in the case of electronic chattel paper, control) of the signed original amendment, there is a risk that creditors of the selling dealer could have priority over the issuing entity’s rights in the contract.

Security Interests in the Financed Vehicles

Obtaining Security Interests in Financed Vehicles. In all states in which the receivables have been originated, motor vehicle retail installment sale contracts such as the receivables evidence the purchase or refinancing of automobiles, sport utility vehicles and/or other types of motor vehicles. The receivables also constitute personal property security agreements and include grants of security interests in the financed vehicles under the applicable Uniform Commercial Code. The receivables are “tangible chattel paper” or “electronic chattel paper,” in each case as defined in the Uniform Commercial Code.

Perfection of security interests in the financed vehicles is generally governed by the motor vehicle registration laws of the state in which the financed vehicle is located. In most states, a security interest in an automobile, a light-duty truck and/or another type of motor vehicle is perfected by the notation of the secured party’s lien on the vehicle’s certificate of title. However, in California and in certain other states, certificates of title and the notation of the related lien may be maintained solely in the electronic records of the applicable department of motor vehicles or the analogous state office. As a result, any reference to a certificate of title in this prospectus includes certificates of title maintained in physical form and electronic form (which electronic title may also be held by or through third-party vendors). In some states, certificates of title maintained in physical form are held by the obligor and not the lienholder or a third-party vendor. The seller will warrant to the depositor that it, or PFS, has taken all steps necessary to obtain a perfected first priority security interest in the financed vehicle securing the receivable. If the seller (or PFS) fails, because of clerical errors or otherwise, to effect or maintain the notation of the security interest on the certificate of title relating to a financed vehicle, the issuing entity may not have a perfected first priority security interest in that financed vehicle.

If PFS did not take the steps necessary to cause its security interest to be perfected as described above until more than 30 days after the date the related obligor received possession of the financed vehicle, and the related obligor was insolvent on the date such steps were taken, the perfection of such security interest may be avoided as a preferential transfer under bankruptcy law if the obligor under the related receivable becomes the subject of a bankruptcy proceeding commenced within 90 days of the date of such perfection, in which case PFS, and subsequently, the seller, the depositor, the issuing entity and the indenture trustee, if any, would be treated as an unsecured creditor of such obligor.

Perfection of Security Interests in Financed Vehicles. PFS will sell the receivables and assign its security interest in each financed vehicle to the seller. The seller will sell the receivables and assign its security interest in each financed vehicle to the depositor. The depositor will sell the receivables and assign the security interest in each financed vehicle to the issuing entity. However, because of the administrative burden and expense of retitling, the servicer, the seller, the depositor and the issuing entity will not amend any certificate of title to identify the issuing entity as the new secured party on the certificates of title relating to the financed vehicles. Accordingly, PFS, will continue to be named as the secured party on the certificates of title relating to the financed vehicles. In most states, assignments such as those under the purchase agreement and the sale and servicing agreement relating to the issuing entity are an effective conveyance of the security interests in the financed vehicles without amendment of the lien noted on the related certificate of title, and the new secured party succeeds to the assignor’s rights as the secured party. However, a risk exists in not identifying the issuing entity as the new secured party on the certificate of title because the security interest of the issuing entity could be released without the issuing entity’s consent, another person could obtain a security interest in the applicable financed vehicle that is higher in priority than the interest of the issuing entity or the issuing entity’s status as a secured creditor could be challenged in the event of a bankruptcy proceeding involving the obligor.

In the absence of fraud, forgery or neglect by the financed vehicle owner or administrative error by state recording officials, notation of the lien of the originator or its predecessor in interest (if applicable), generally will be sufficient to protect the issuing entity against the rights of subsequent purchasers of a financed vehicle or subsequent lenders who take a security interest in a financed vehicle. If there are any financed vehicles as to which PFS has failed to perfect the security interest assigned to the issuing entity, that security interest would be subordinate to, among others, subsequent purchasers of the financed vehicles and holders of perfected security interests.

Under the Uniform Commercial Code as in effect in most states, if a security interest in a financed vehicle is perfected by any method under the laws of one state, and the financed vehicle is then moved to another state and titled in that other state, the security interest that was perfected under the laws of the original state remains perfected as against all persons other than a purchaser of the vehicle for value for as long as the security interest would have been perfected under the law of the original state. However, a security interest in a financed vehicle that is covered by a certificate of title from the original state becomes unperfected as against a purchaser of that financed vehicle for value and is deemed never to have been perfected as against that purchaser if the security interest in that financed vehicle is not perfected under the laws of that other state within four months after the financed vehicle became covered by a certificate of title from the other state. A majority of states require surrender of a certificate of title to re-register a vehicle. Therefore, the servicer will provide the department of motor vehicles or other appropriate state or county agency of the state of relocation with the certificate of title so that the owner can effect the re-registration. If the financed vehicle owner moves to a state that provides for notation of a lien on the certificate of title to perfect the security interests in the financed vehicle, absent clerical errors or fraud, the originator would receive notice of surrender of the certificate of title if its lien is noted thereon. Accordingly, the secured party will have notice and the opportunity to re-perfect the security interest in the financed vehicle in the state of relocation. If the financed vehicle owner moves to a state which does not require surrender of a certificate of title for registration of a motor vehicle, re-registration could defeat perfection. In the ordinary course of servicing its portfolio of motor vehicle receivables, the servicer takes steps to effect re-perfection upon receipt of notice of registration or information from the obligor as to relocation. Similarly, when an obligor under a receivable sells a financed vehicle, the servicer must provide the owner with the certificate of title, or the servicer will receive notice as a result of its lien noted thereon and accordingly will have an opportunity to require satisfaction of the related receivable before release of the lien. Under the sale and servicing agreement, the servicer will, in accordance with its customary servicing practices, take such steps as are necessary to maintain perfection of the security interest created by each receivable in the related financed vehicle. The issuing entity will authorize the servicer to take such steps as are necessary to perfect or re-perfect the security interest on behalf of the issuing entity and the indenture trustee in the event of the relocation of a financed vehicle or for any other reason.

The requirements for the creation, perfection, transfer and release of liens in financed vehicles generally are governed by state law, and these requirements vary on a state-by-state basis. Failure to comply with these detailed requirements could result in liability to the issuing entity or the release of the lien on the vehicle or other adverse consequences. Some states permit the release of a lien on a vehicle upon the presentation by the dealer, obligor or persons other than the servicer to the applicable state registrar of liens of various forms of evidence that the debt secured by the lien has been paid in full. For example, the State of New York passed legislation allowing a dealer of used motor vehicles to have the lien of a prior lienholder in a motor vehicle released, and to have a new certificate of title with respect to that motor vehicle reissued without the notation of the prior lienholder’s lien, upon submission to the Commissioner of the New York Department of Motor Vehicles of evidence that the prior lien has been satisfied. It is possible that, as a result of fraud, forgery, negligence or error, a lien on a financed vehicle could be released without prior payment in full of the receivable.

Under the laws of most states, statutory liens such as liens for unpaid taxes, liens for towing, storage and repairs performed on a motor vehicle, motor vehicle accident liens and liens arising under various state and federal criminal statutes take priority over a perfected security interest in a financed vehicle. Under the Code, federal tax liens that are filed have priority over a subsequently perfected lien of a secured party. In addition, certain states grant priority to state tax liens over a prior perfected lien of a secured party. The laws of most states and federal law permit the confiscation of motor vehicles by governmental authorities under some circumstances if used in or acquired with the proceeds of unlawful activities, which may result in the loss of a secured party’s perfected security interest in a confiscated vehicle. The depositor will represent in the sale and servicing agreement that, as of the initial issuance of the notes, each receivable was secured by a first priority validly perfected security interest in the related financed vehicle in favor of the originator (or its assignee) or all necessary actions have been taken to perfect such interest in each financed vehicle securing payment on any related receivable. However, liens could arise, or a confiscation could occur, at any time during the term of a receivable. It is possible that no notice will be given to the servicer in the event that a lien arises or a confiscation occurs, and any lien arising or confiscation occurring after the closing date would not give rise to the seller’s repurchase obligations under the purchase agreement.

Repossession

In the event of a default by an obligor, the holder of the related motor vehicle retail installment sale contract has all the remedies of a secured party under the Uniform Commercial Code, except as specifically limited by other state laws. Among the Uniform Commercial Code remedies, the secured party has the right to repossess a financed vehicle by self-help means, unless those means would constitute a breach of the peace under applicable state law or is otherwise limited by applicable state law. Unless a financed vehicle is voluntarily surrendered, self-help repossession is accomplished simply by retaking possession of the financed vehicle. In cases where the obligor objects or raises a defense to repossession, or if otherwise required by applicable state law, a court order must be obtained from the appropriate state court, and the financed vehicle must then be recovered in accordance with that order. In some jurisdictions, the secured party is required to notify the obligor of the default and the intent to repossess the collateral and to give the obligor a time period within which to cure the default prior to repossession. Generally, this right to cure may only be exercised on a limited number of occasions during the term of the related receivable, although the servicer, in accordance with its customary servicing practices, may provide an opportunity to cure even if the obligor has no legal right to do so. Other jurisdictions permit repossession without prior notice if it can be accomplished without a breach of the peace (although in some states, a course of conduct in which the creditor has accepted late payments has been held to create a right by the obligor to receive prior notice). The law in some states provides that, after the financed vehicle has been repossessed, the obligor has a right to reinstate the related receivable by paying the delinquent installments and other amounts due. In states where the obligor is not legally entitled to reinstate the related receivable, the servicer may permit the obligor to do so in accordance with the servicer’s customary servicing practices.

Notice of Sale; Redemption Rights

In the event of a default by the obligor, some jurisdictions require that the obligor be notified of the default and be given a time period within which the obligor may cure the default prior to repossession. Generally, this right of reinstatement may be exercised on a limited number of occasions in any one year period, although the servicer, in accordance with its customary servicing practices, may provide an opportunity to reinstate even when the obligor has no legal right to do so.

The Uniform Commercial Code and other state laws require the secured party to provide the obligor with reasonable notice concerning the disposition of the collateral including, among other things, the date, time and place of any public sale and/or the date after which any private sale of the collateral may be held and certain additional information if the collateral constitutes consumer goods. In addition, some states also impose substantive timing requirements on the sale of repossessed vehicles and/or various substantive timing and content requirements relating to those notices. In some states, after a financed vehicle has been repossessed, the obligor may reinstate the account by paying the delinquent installments and other amounts due, in which case the financed vehicle is returned to the obligor. The obligor has the right to redeem the collateral prior to actual sale or entry by the secured party into a contract for sale of the collateral by paying the secured party the unpaid outstanding principal balance of the obligation, accrued interest thereon, reasonable expenses for repossessing, holding and preparing the collateral for disposition and arranging for its sale, plus, in some jurisdictions, reasonable attorneys’ fees and legal expenses.

Deficiency Judgments and Excess Proceeds

The proceeds of resale of the repossessed vehicles generally will be applied first to the expenses of resale and repossession and then to the satisfaction of the indebtedness. While some states impose prohibitions or limitations on deficiency judgments if the net proceeds from resale do not cover the full amount of the indebtedness, a deficiency judgment can be sought in those states that do not prohibit or limit those judgments. However, the deficiency judgment would be a personal judgment against the obligor for the shortfall, and a defaulting obligor can be expected to have very little capital or sources of income available following repossession. Therefore, in many cases, it may not be useful to seek a deficiency judgment or, if one is obtained, it may be settled at a significant discount. In addition to the notice requirement, the Uniform Commercial Code requires that every aspect of the sale or other disposition, including the method, manner, time, place and terms, be “commercially reasonable.” Generally, in the case of consumer goods, courts have held that when a sale is not “commercially reasonable,” the secured party loses its right to a deficiency judgment. Generally, in the case of collateral that does not constitute consumer goods, the Uniform Commercial Code provides that when a sale is not “commercially reasonable,” the secured party may retain its right to at least a portion of the deficiency judgment.

The Uniform Commercial Code also permits the debtor or other interested party to recover for any loss caused by noncompliance with the provisions of the Uniform Commercial Code. In particular, if the collateral is consumer goods, the Uniform Commercial Code grants the debtor the right to recover in any event an amount not less than the credit service charge plus 10% of the principal amount of the debt. In addition, prior to a sale, the Uniform Commercial Code permits the debtor or other interested person to prohibit or restrain on appropriate terms the secured party from disposing of the collateral if it is established that the secured party is not proceeding in accordance with the “default” provisions under the Uniform Commercial Code.

Occasionally, after resale of a repossessed vehicle and payment of all expenses and indebtedness, there is a surplus of funds. In that case, the Uniform Commercial Code requires the creditor to remit the surplus to any holder of a subordinate lien with respect to the vehicle or if no subordinate lienholder exists, the Uniform Commercial Code requires the creditor to remit the surplus to the obligor.

Consumer Protection Laws

Numerous federal and state consumer protection laws and related regulations impose substantial requirements upon lenders and servicers involved in consumer finance, including requirements regarding the adequate disclosure of contract terms and limitations on contract terms, collection practices and creditor remedies. These laws include the Truth-in-Lending Act, the Equal Credit Opportunity Act, the Federal Trade Commission Act, the Fair Credit Reporting Act, the Fair Debt Collection Practices Act, the Magnuson-Moss Warranty Act, the Consumer Financial Protection Bureau’s Regulations B and Z, the Gramm-Leach-Bliley Act, the Servicemembers Civil Relief Act, as amended (the “Servicemembers Civil Relief Act”), state adoptions of Model Consumer Protection Acts and of the Uniform Consumer Credit Code, state motor vehicle retail installment sale acts, consumer lending laws, unfair or deceptive practices acts including requirements regarding the adequate disclosure of contract terms and limitations on contract terms, collection practices and creditor remedies and other similar laws. Many states have adopted “lemon laws” which provide redress to consumers who purchase a vehicle that remains out of compliance with its manufacturer’s warranty after a specified number of attempts to correct a problem or a specified time period. Also, state laws impose finance charge ceilings and other restrictions on consumer transactions and require contract disclosures in addition to those required under federal law. PFS is subject to supervision and examination by a number of state regulatory agencies and the CFPB, who oversee compliance with these federal and state consumer protection laws. These requirements impose specific statutory liabilities upon creditors who fail to comply with their provisions. In some cases, this liability could affect an assignee’s ability to enforce consumer finance contracts such as the receivables described above.

With respect to used vehicles, the Federal Trade Commission’s Rule on Sale of Used Vehicles (the “FTC Rule”) requires that all sellers of used vehicles to prepare, complete and display a “Buyers’ Guide” which explains the warranty coverage for such vehicles. The federal Magnuson-Moss Warranty Act and state lemon laws may impose further obligations on motor vehicle dealers. Holders of the receivables may have liability for claims and defenses under those statutes, the FTC Rule and similar state statutes.

The so-called “Holder-in-Due-Course” rule of the Federal Trade Commission (the “HDC Rule”) has the effect of subjecting any assignee of the sellers in a consumer credit transaction, and related creditors and their assignees, to all claims and defenses which the obligor in the transaction could assert against the sellers. Liability under the HDC Rule is limited to the amounts paid by the obligor under the receivable, and the holder of the receivable may also be unable to collect any balance remaining due thereunder from the obligor. The HDC Rule is generally duplicated by the Uniform Consumer Credit Code, other state statutes or the common law in some states. However, liability of assignees for claims under state consumer protection laws may differ.

Because the receivables constitute motor vehicle retail installment sale contracts, those receivables will be subject to the requirements of the HDC Rule. Accordingly, the issuing entity, as holder of the related receivables, will be subject to any claims or defenses that the purchaser of the applicable financed vehicle may assert against the seller of the financed vehicle. As to each obligor, those claims under the HDC Rule are limited to a maximum liability equal to the amounts paid by the obligor on the related receivable. The seller will represent in the purchase agreement that each of the receivables, and the sale of the related financed vehicle thereunder, complied with all material requirements of applicable laws and the regulations issued pursuant thereto, except where the failure to comply (i) was remediated or cured in all material respects prior to the cut-off date or (ii) would not render the receivable unenforceable or create liability for the depositor or the issuing entity, as assignee of the receivable. See “Risk Factors—Macroeconomic, regulatory and other external factors could result in losses on your notes or reduce the market value or liquidity of your notes—Failure to comply with consumer protection laws may result in losses on your investment”.

Courts have applied general equitable principles to secured parties pursuing repossession and litigation involving deficiency balances. These equitable principles may have the effect of relieving an obligor from some or all of the legal consequences of a default.

In several cases, consumers have asserted that the self-help remedies of secured parties under the Uniform Commercial Code and related laws violate the due process protections provided under the 14th Amendment to the Constitution of the United States. Courts have generally upheld the notice provisions of the Uniform Commercial Code and related laws as reasonable or have found that the repossession and resale by the creditor do not involve sufficient state action to afford constitutional protection to obligors.

Consumer Financial Protection Bureau

The Bureau of Consumer Financial Protection, known as the Consumer Financial Protection Bureau (the “CFPB”), is responsible for implementing and enforcing various federal consumer protection laws and supervising certain depository institutions and their affiliates and non-depository institutions offering financial products and services to consumers, including indirect automobile financing. PFS is subject to regulation and supervision by the CFPB. The CFPB has been conducting fair lending examinations of automobile lenders and their dealer markup and compensation policies. In addition, the CFPB has also been scrutinizing certain other automobile lending practices, including repossessions, the sale of extended warranties, credit insurance and other add-on products, such as GAP contracts and refunds related to ancillary products. See “Risk Factors—Macroeconomic, regulatory and other external factors could result in losses on your notes or reduce the market value or liquidity of your notes—Federal or state regulatory reform could have a significant impact on the servicer, the sponsor, the depositor or the issuing entity and could adversely affect the timing and amount of payments on your notes.” If any of these practices were found to violate the Equal Credit Opportunity Act or other laws with respect to a receivable, including laws related to unfair, deceptive or abusive acts or practices, the servicer may modify the terms of the underlying motor vehicle retail installment sale contract as described below and/or could be obligated to repurchase that receivable from the issuing entity. In addition, we, the sponsor or the issuing entity could also possibly be subject to claims by the obligors on those contracts, and any relief granted by a court could potentially adversely affect the issuing entity.

PFS conducts periodic reviews of its underwriting and credit policies and procedures to analyze both dealer-specific and portfolio-wide pricing data for potential disparities resulting from dealer discretionary pricing. PFS has in the past modified, and may in the future modify, its compliance program or may reduce the interest rate, make a cash payment and/or reduce the principal balance (e.g., by reallocating previous payments made by obligors so that a greater portion of the payment is allocated to principal as a reflection of a retroactive interest rate adjustment) of an identified receivable. If PFS, as servicer, were to voluntarily reduce the interest rate or principal balance of any receivable owned by the issuing entity, it may be required under the transaction documents to purchase the affected receivable. See “Risk Factors—The issuing entity has limited assets, and delays in payment or losses on your notes could arise from shortfalls or delays in amounts available to make payments on the notes—Repurchase obligations are limited, and do not protect the issuing entity from all risks that could impact the performance of the receivables”, “Risk Factors—The issuing entity has limited assets, and delays in payment or losses on your notes could arise from shortfalls or delays in amounts available to make payments on the notes—You must rely for repayment only upon the issuing entity’s assets which may not be sufficient to make full payments on your notes” and “The Transfer Agreements and the Administration Agreement—Collection, Extensions and Modification of Receivables” in this prospectus for a discussion of the obligations of the servicer to purchase certain modified receivables.

For additional discussion of how a failure to comply with consumer protection laws may impact the issuing entity, the receivables or your investment in the securities, see “Risk Factors—Macroeconomic, regulatory and other external factors could result in losses on your notes or reduce the market value or liquidity of your notes—Failure to comply with consumer protection laws may result in losses on your investment” in this prospectus.

Certain Matters Relating to Bankruptcy

General. The depositor has been structured as a limited purpose entity and will engage only in activities permitted by its organizational documents. Under the depositor’s organizational documents, the depositor is limited in its ability to file a voluntary petition under the United States Bankruptcy Code (the “Bankruptcy Code”) or any similar applicable state law so long as the depositor is solvent and does not reasonably foresee becoming insolvent. However, there is a risk that the depositor, the seller or PFS, could file a voluntary petition under the Bankruptcy Code or any similar applicable state law or become subject to a conservatorship or receivership, as may be applicable in the future.

The voluntary or involuntary petition for relief under the Bankruptcy Code or any similar applicable state law or the establishment of a conservatorship or receivership, as may be applicable, with respect to PFS or the seller should not necessarily result in a similar voluntary application with respect to the depositor so long as the depositor is solvent and does not reasonably foresee becoming insolvent either by reason of PFS or the seller’s insolvency or otherwise. The depositor has taken certain steps in structuring the transactions contemplated hereby that are intended to make it unlikely that any voluntary or involuntary petition for relief by PFS or the seller under applicable insolvency laws will result in the consolidation pursuant to such insolvency laws or the establishment of a conservatorship or receivership, of the assets and liabilities of the depositor with those of PFS or the seller. These steps include the organization of the depositor as a limited purpose entity pursuant to its limited liability company agreement or trust agreement containing certain limitations (including restrictions on the limited nature of depositor’s business and on its ability to commence a voluntary case or proceeding under any insolvency law without an affirmative vote of all of its directors, including independent directors).

We believe that:

•

subject to certain assumptions (including the assumption that the books and records relating to the assets and liabilities of the seller will at all times be maintained separately from those relating to the assets and liabilities of the depositor, the depositor will prepare its own balance sheets and financial statements and there will be no commingling of the assets of the seller with those of the depositor) the assets and liabilities of the depositor should not be substantively consolidated with the assets and liabilities of the seller in the event of a petition for relief under the Bankruptcy Code with respect to the seller; and the transfer of receivables by the seller or any other entity identified in this prospectus to the depositor should constitute an absolute transfer, and, therefore, such receivables would not be property of the seller or that entity, as applicable, in the event of the filing of an application for relief by or against the seller or such entity, as applicable, under the Bankruptcy Code.

Counsel to the depositor will also render its opinion that:

•

subject to certain assumptions, the assets and liabilities of the depositor would not be substantively consolidated with the assets and liabilities of PFS or the seller in the event of a petition for relief under the Bankruptcy Code with respect to PFS or the seller; and

•

the transfer of receivables by the seller to the depositor constitutes an absolute transfer and would not be included in the seller’s bankruptcy estate or subject to the automatic stay provisions of the Bankruptcy Code.

If, however, a bankruptcy court or a creditor were to take the view that PFS, the seller and the depositor should be substantively consolidated or that the transfer of the receivables from the seller to the depositor should be recharacterized as a pledge of such receivables, then you may experience delays and/or shortfalls in payments on the notes.

Repurchase Obligation

The seller will represent and warrant in the transaction documents that each receivable complied at the time it was originated or made in all material respects with all requirements of applicable federal, state and local laws, and regulations thereunder, except where the failure to comply (i) was remediated or cured in all material respects prior to the cut-off date or (ii) would not render such receivable unenforceable or create liability for the depositor or the issuing entity, as assignee of such receivable. If any representation and warranty proves to be incorrect with respect to any receivable, has certain material and adverse effects and is not timely cured, the seller will be required under the transaction documents to repurchase the affected receivables.

Servicemembers Civil Relief Act

Under the terms of the Servicemembers Civil Relief Act, a borrower who enters military service after the origination of such obligor’s receivable (including a borrower who was in reserve status and is called to active duty after origination of the receivable) may not be charged interest (including fees and charges) above an annual rate of 6% during the period of such obligor’s active duty status, unless a court orders otherwise upon application of the lender. Interest at a rate in excess of 6% that would otherwise have been incurred but for the Servicemembers Civil Relief Act is forgiven. The Servicemembers Civil Relief Act applies to obligors who are servicemembers and includes members of the Army, Navy, Air Force, Space Force, Marines, National Guard, Reserves (when such enlisted person is called to active duty), Coast Guard, officers of the National Oceanic and Atmospheric Administration, officers of the U.S. Public Health Service assigned to duty with the Army or Navy and certain other persons as specified in the Servicemembers Civil Relief Act. Because the Servicemembers Civil Relief Act applies to obligors in military service (including reservists who are called to active duty) after origination of the related receivable, no information can be provided as to the number of receivables that may be affected by the Servicemembers Civil Relief Act. In addition, military operations may increase the number of citizens who are in active military service, including persons in reserve status who have been called or will be called to active duty. Application of the Servicemembers Civil Relief Act to receivables with annual rates (including fees and charges) greater than 6%, would adversely affect, for an indeterminate period of time, the ability of the servicer to collect full amounts of interest on certain of the receivables. Any shortfall in interest collections resulting from the application of the Servicemembers Civil Relief Act or similar legislation or regulations which would not be recoverable from the related receivables, would result in a reduction of the amounts distributable to the noteholders. In addition, the Servicemembers Civil Relief Act and other applicable state laws impose limitations that would impair the ability of the servicer to repossess the vehicle financed by an affected receivable during the obligor’s period of active duty status, and, under certain circumstances, during an additional specified period thereafter. Thus, in the event that the Relief Act or similar state legislation or regulations applies to any receivable which goes into default, there may be delays in payment and losses on your notes. Any other interest shortfalls, deferrals or forgiveness of payments on the receivables resulting from the application of the Servicemembers Civil Relief Act or similar state legislation or regulations may result in delays in payments or losses on your notes. PFS has not excluded receivables from the receivables pool based on the applicability or potential applicability of the Servicemembers Civil Relief Act to the related obligors.

Any shortfalls or losses arising in connection with the matters described above, to the extent not covered by amounts payable to the noteholders from amounts available from the reserve account or other credit enhancement, could result in losses to noteholders.

Other Limitations

In addition to the laws limiting or prohibiting deficiency judgments, numerous other statutory provisions, including the Bankruptcy Code and similar state laws, may interfere with or affect the ability of a secured party to realize upon collateral or to enforce a deficiency judgment. For example, if an obligor commences bankruptcy proceedings, a bankruptcy court may prevent a creditor from repossessing a vehicle, and, as part of the rehabilitation plan, reduce the amount of the secured indebtedness to the market value of the vehicle at the time of filing of the bankruptcy petition, as determined by the bankruptcy court, leaving the creditor as a general unsecured creditor for the remainder of the indebtedness. A bankruptcy court may also reduce the monthly payments due under a receivable or change the rate of interest and time of repayment of the receivable.

State and local government bodies across the United States generally have the power to create licensing and permit requirements. It is possible that the issuing entity could fail to have some required licenses or permits. In that event, the issuing entity could be subject to liability or other adverse consequences.

Any shortfalls or losses arising in connection with the matters described above, to the extent not covered by amounts payable to the noteholders from amounts available under a credit enhancement mechanism, could result in losses to noteholders.

Dodd Frank Orderly Liquidation Framework

General. On July 21, 2010, the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) was signed into law. The Dodd-Frank Act, among other things, gives the Federal Deposit Insurance Corporation (the “FDIC”) authority to act as receiver of bank holding companies, financial companies and their respective subsidiaries in specific situations under the “Orderly Liquidation Authority” (“OLA”) as described in more detail below. The OLA provisions were effective on July 22, 2010. The proceedings, standards, powers of the receiver and many other substantive provisions of OLA differ from those of the Bankruptcy Code in several respects. In addition, because the legislation remains subject to clarification through FDIC regulations and has yet to be applied by the FDIC in any receivership, it is unclear exactly what impact these provisions will have on any particular company, including PFS, the seller, the depositor or the issuing entity, or their respective creditors.

Potential Applicability to PFS, the seller, the depositor and issuing entities. There is uncertainty about which companies will be subject to OLA rather than the Bankruptcy Code. For a company to become subject to OLA, the Secretary of the Treasury (in consultation with the President of the United States) must determine, among other things, that the company is in default or in danger of default, the failure of such company and its resolution under the Bankruptcy Code would have serious adverse effects on financial stability in the United States, no viable private sector alternative is available to prevent the default of the company and an OLA proceeding would mitigate these adverse effects.

The issuing entity, the depositor or the seller could also potentially be subject to the provisions of OLA as a “covered subsidiary” of PFS. For the issuing entity, the depositor or the seller to be subject to receivership under OLA as a covered subsidiary of PFS, (1) the FDIC would have to be appointed as receiver for PFS under OLA as described above, and (2) the FDIC and the Secretary of the Treasury would have to jointly determine that (a) the issuing entity, the depositor or the seller is in default or in danger of default, (b) the liquidation of that covered subsidiary would avoid or mitigate serious adverse effects on the financial stability or economic conditions of the United States and (c) such appointment would facilitate the orderly liquidation of PFS.

The Secretary of the Treasury could determine that the failure of PFS or any potential covered subsidiary thereof would have serious adverse effects on financial stability in the United States. In addition, OLA could apply to PFS, the depositor, the seller or the issuing entity and, if it were to apply, the timing and amounts of payments to the noteholders may be less favorable than under the Bankruptcy Code.

FDIC’s Repudiation Power Under OLA. If the FDIC were appointed receiver of PFS or of a covered subsidiary under OLA, the FDIC would have various powers under OLA, including the power to repudiate any contract to which PFS or a covered subsidiary was a party, if the FDIC determined that performance of the contract was burdensome and that repudiation would promote the orderly administration of PFS’ or such covered subsidiary’s affairs. In January 2011, the Acting General Counsel of the FDIC issued an advisory opinion respecting, among other things, its intended application of the FDIC’s repudiation power under OLA. In that advisory opinion, the Acting General Counsel stated that nothing in the Dodd-Frank Act changes the existing law governing the separate existence of separate entities under other applicable law. As a result, the Acting General Counsel was of the opinion that the FDIC as receiver for a covered financial company, which could include PFS or its subsidiaries (including the issuing entity, the depositor or the seller), cannot repudiate a contract or lease unless it has been appointed as receiver for an entity that is party to that contract or lease or the separate existence of that entity may be disregarded under other applicable law. In addition, the Acting General Counsel was of the opinion that until such time as the FDIC Board of Directors adopts a regulation further addressing the application of Section 210(c) of the Dodd-Frank Act, if the FDIC were to become receiver for a covered financial company, which could include PFS or its subsidiaries (including the issuing entity, the depositor or the seller), the FDIC will not, in the exercise of its authority under Section 210(c) of the Dodd-Frank Act, reclaim, recover, or recharacterize as property of that covered financial company or the receivership assets transferred by that covered financial company prior to the end of the applicable transition period of a regulation provided that such transfer satisfies the conditions for the exclusion of such assets from the property of the estate of that covered financial company under the Bankruptcy Code. Although this advisory opinion does not bind the FDIC or its Board of Directors, and could be modified or withdrawn in the future, the advisory opinion also states that the Acting General Counsel will recommend that the FDIC Board of Directors incorporates a transition period of 90 days for any provisions in any further regulations affecting the statutory power to disaffirm or repudiate contracts. To the extent any future regulations or subsequent FDIC actions in an OLA proceeding involving PFS or its subsidiaries (including the issuing entity, the depositor or the seller) are contrary to this advisory opinion, payment or distributions of principal and interest on the notes issued by the issuing entity could be delayed or reduced.

We will structure the transfers of receivables under each transfer agreement with the intent that they would be treated as legal true sales under applicable state law. If the transfers are so treated, based on the Acting General Counsel of the FDIC’s advisory opinion rendered in January 2011 and other applicable law, PFS believes that the FDIC would not be able to recover the receivables transferred under each transfer agreement and the sale and servicing agreement using its repudiation power. However, if those transfers were not respected as legal true sales, then the depositor under the applicable transfer agreement would be treated as having made a loan to the seller or PFS, and the issuing entity under the sale and servicing agreement would be treated as having made a loan to the depositor, in each case secured by the transferred receivables. The FDIC, as receiver, generally has the power to repudiate secured loans and then recover the collateral after paying actual direct compensatory damages to the lenders as described below. If PFS, the seller or the depositor were placed in receivership under OLA, the FDIC could assert that PFS, the seller or the depositor, as applicable, effectively still owned the transferred receivables because the transfers by PFS to the seller, by the seller to the depositor or by the depositor to the issuing entity were not true sales. In such case, the FDIC could repudiate that transfer of receivables and the issuing entity would have a secured claim for actual direct compensatory damages as described below. Furthermore, if the issuing entity were placed in receivership under OLA, this repudiation power would extend to the notes issued by such issuing entity. In such event, the noteholders would have a secured claim in the receivership of such issuing entity. The amount of damages that the FDIC would be required to pay would be limited to “actual direct compensatory damages” determined as of the date of the FDIC’s appointment as receiver. There is no general statutory definition of “actual direct compensatory damages” in this context, but the term does not include damages for lost profits or opportunity. However, under OLA, in the case of any debt for borrowed money, actual direct compensatory damages is no less than the amount lent plus accrued interest plus any accreted original issue discount (“OID”) as of the date the FDIC was appointed receiver and, to the extent that an allowed secured claim is secured by property the value of which is greater than the amount of such claim and any accrued interest through the date of repudiation or disaffirmance, such accrued interest.

Regardless of whether the transfers under the purchase agreement and the sale and servicing agreement are respected as legal true sales, as receiver for PFS or a covered subsidiary the FDIC could:

•

require the issuing entity, as assignee of PFS, the seller and the depositor, to go through an administrative claims procedure to establish its rights to payments collected on the related receivables; or

•	if the issuing entity were a covered subsidiary, require the indenture trustee to go through an administrative claims procedure to establish its rights to payments on the notes; or

•	request a stay of proceedings to liquidate claims or otherwise enforce contractual and legal remedies against PFS or a covered subsidiary (including the issuing entity); or

•	repudiate PFS’ ongoing servicing obligations under the sale and servicing agreement, such as its duty to collect and remit payments or otherwise service the receivables; or

•	prior to any such repudiation of the sale and servicing agreement, prevent any of the indenture trustee or the noteholders from appointing a successor servicer.

There are also statutory prohibitions on (1) any attachment or execution being issued by any court upon assets in the possession of the FDIC, as receiver, (2) any property in the possession of the FDIC, as receiver, being subject to levy, attachment, garnishment, foreclosure or sale without the consent of the FDIC and (3) any person exercising any right or power to terminate, accelerate or declare a default under any contract to which PFS or a covered subsidiary (including the issuing entity) that is subject to OLA is a party, or to obtain possession of or exercise control over any property of PFS or any covered subsidiary or affect any contractual rights of PFS or a covered subsidiary (including the issuing entity) that is subject to OLA, without the consent of the FDIC for 90 days after appointment of FDIC as receiver. The requirement to obtain the FDIC’s consent before taking these actions relating to a covered company’s contracts or property is comparable to the “automatic stay” in bankruptcy.

If the FDIC, as receiver for PFS, the seller, the depositor or the issuing entity, were to take any of the actions described above, payments and/or distributions of principal and interest on the notes issued by the issuing entity would be delayed and may be reduced.

FDIC’s Avoidance Power Under OLA. The proceedings, standards and many substantive provisions of OLA relating to preferential transfers differ from those of the Bankruptcy Code. If PFS or any of its affiliates were to become subject to OLA, there is an interpretation under OLA that previous transfers of receivables by PFS or those affiliates perfected for purposes of state law and the Bankruptcy Code could nevertheless be avoided as preferential transfers.

In December 2010, the Acting General Counsel of the FDIC issued an advisory opinion providing an interpretation of OLA which concludes that the treatment of preferential transfers under OLA was intended to be consistent with, and should be interpreted in a manner consistent with, the related provisions under the Bankruptcy Code. In addition, on July 6, 2011, the FDIC issued a final rule that, among other things, codified the Acting General Counsel’s interpretation. The final rule was effective August 15, 2011. Based on the final rule, a transfer of the receivables perfected by the filing of a UCC financing statement against PFS, the seller, the depositor and the issuing entity as provided in the applicable transfer agreement and sale and servicing agreement would not be avoidable by the FDIC as a preference under OLA due to any inconsistency between OLA and the Bankruptcy Code in defining when a transfer has occurred under the preferential transfer provisions of OLA. To the extent subsequent FDIC actions in an OLA proceeding are contrary to the final rule, payment or distributions of principal and interest on the notes issued by the issuing entity could be delayed or reduced.

LEGAL INVESTMENT

[Money Market Investment

The Class A-1 notes will be structured to be “eligible securities” for purchase by money market funds as defined in paragraph (a)(11) of Rule 2a-7 under the Investment Company Act of 1940, as amended (the “Investment Company Act”). Rule 2a-7 includes additional criteria for investments by money market funds, including requirements and clarifications relating to portfolio credit risk analysis, maturity, liquidity and risk diversification. It is the responsibility solely of the fund and its advisor to satisfy those requirements.]

Certain Volcker Rule Considerations

The issuing entity will be relying on an exclusion or exemption from the definition of “investment company” under the Investment Company Act contained in [Section [•] of] [Rule [•] under] the Investment Company Act, although there may be additional exclusions or exemptions available to the issuing entity. The issuing entity is being structured so as not to constitute a “covered fund” as defined in the final regulations issued December 10, 2013, implementing the “Volcker Rule” (Section 619 of the Dodd-Frank Act).

Requirements for Certain European Regulated Investors, UK Regulated Investors and Affiliates

Regulation (EU) 2017/2402 of the European Parliament and of the Council of December 12, 2017 laying down a general framework for securitization and creating a specific framework for simple, transparent and standardised securitization and amending certain other EU directives and regulations (as amended, the “EU Securitization Regulation”) is directly applicable in member states of the EU and will be applicable in any non-EU states of the EEA in which it is implemented.

Article 5 of the EU Securitization Regulation places certain conditions on investments in a “securitisation” (as defined in the EU Securitization Regulation) (the “EU Due Diligence Requirements”) by an “institutional investor”, defined in the EU Securitization Regulation to include: (a) an insurance undertaking or a reinsurance undertaking, each as defined in Directive 2009/138/EC, as amended, known as Solvency II; (b) with certain exceptions, an institution for occupational retirement provision falling within the scope of Directive (EU) 2016/2341, or an investment manager or an authorized entity appointed by such an institution for occupational retirement provision as provided in that Directive; (c) an alternative investment fund manager as defined in Directive 2011/61/EU that manages and/or markets alternative investment funds in the EU; (d) an undertaking for collective investment in transferable securities (“UCITS”) management company, as defined in Directive 2009/65/EC, as amended, known as the UCITS Directive, or an internally managed UCITS, which is an investment company that is authorized in accordance with that Directive and has not designated such a management company for its management; and (e) a credit institution or an investment firm as defined in and for purposes of Regulation (EU) No 575/2013, as amended, known as the Capital Requirements Regulation (the “CRR”). The EU Due Diligence Requirements also apply to investments by certain consolidated affiliates, wherever established or located, of entities that are subject to the CRR (such affiliates, together with all such institutional investors, “EU Affected Investors”).

Pursuant to the EU Due Diligence Requirements, an EU Affected Investor must, amongst other things, prior to investing in a securitization, verify (a) that the originator, sponsor or original lender (each as defined in the EU Securitization Regulation) retains on an ongoing basis a material net economic interest of not less than 5% in such securitization in accordance with the EU Securitization Regulation, (b) that the originator, sponsor or securitization special purpose entity (each as defined in the EU Securitization Regulation) has, where applicable, made available information as required by the EU Securitization Regulation, and (c) that certain credit-granting requirements are satisfied.

With respect to the UK, relevant UK-established or UK-regulated persons (as described below) are subject to the restrictions and obligations of the EU Securitization Regulation (applicable as at December 31, 2020) as retained as part of the domestic law of the UK by operation of the EUWA and as amended by the Securitisation (Amendment) (EU Exit) Regulations 2019 (and as further amended from time to time, the “UK Securitization Regulation”).

Article 5 of the UK Securitization Regulation places certain conditions on investments in a “securitisation” (as defined in the UK Securitization Regulation) (the “UK Due Diligence Requirements”) by an “institutional investor”, defined in the UK Securitization Regulation to include: (a) an insurance undertaking as defined in section 417(1) of the FSMA; (b) a reinsurance undertaking as defined in section 417(1) of the FSMA; (c) an occupational pension scheme as defined in section 1(1) of the Pension Schemes Act 1993 that has its main administration in the UK, or a fund manager of such a scheme appointed under section 34(2) of the Pensions Act 1995 that, in respect of activity undertaken pursuant to that appointment, is authorized for the purposes of section 31 of the FSMA; (d) an AIFM as defined in regulation 4(1) of the Alternative Investment Fund Managers Regulations 2013 which markets or manages AIFs (as defined in regulation 3 of those Regulations) in the UK; (e) a management company as defined in section 237(2) of the FSMA; (f) a UCITS as defined by section 236A of the FSMA, which is an authorized open ended investment company as defined in section 237(3) of the FSMA; (g) a CRR firm as defined by Article 4(1)(2A) of Regulation (EU) No 575/2013, as it forms part of the domestic law of the UK by virtue of the EUWA (as amended, the “UK CRR”); and (h) an FCA investment firm as defined by Article 4(1)(2AB) of the UK CRR. The UK Due Diligence Requirements also apply to investments by certain consolidated affiliates, wherever established or located, of entities that are subject to the UK CRR (such affiliates, together with all such institutional investors, “UK Affected Investors”).

Pursuant to the UK Due Diligence Requirements, a UK Affected Investor must, amongst other things, prior to investing in a securitization, verify (a) that the originator, sponsor or original lender (each as defined in the UK Securitization Regulation) retains on an ongoing basis a material net economic interest of not less than 5% in such securitization in accordance with the UK Securitization Regulation, (b) that the originator, sponsor or securitisation special purpose entity (each as defined in the UK Securitization Regulation) has, where applicable, made available information as required by the UK Securitization Regulation, and (c) that certain credit-granting requirements are satisfied.

None of PFS, the depositor, the servicer, the sponsor, the underwriters or any other party to the transactions described in this prospectus, or any of their respective affiliates, will undertake, or intends, to retain a material net economic interest in the securitization constituted by the issuance of the notes in a manner that would satisfy the requirements of the EU Securitization Regulation or the UK Securitization Regulation. Furthermore, no such person will undertake, or intends, to take any other action or refrain from taking any action to facilitate or enable compliance by EU Affected Investors with the EU Due Diligence Requirements, by UK Affected Investors with the UK Due Diligence Requirements, or by any person with the requirements of any other law or regulation now or hereafter in effect in the EU, any EEA member state or the UK, in relation to risk retention, due diligence and monitoring, transparency, credit granting standards or any other conditions with respect to investments in securitization transactions.

The arrangements described under “The Sponsor—Credit Risk Retention” have not been structured with the objective of enabling or facilitating compliance with the requirements of the EU Securitization Regulation or the UK Securitization Regulation by any person.

Failure by an EU Affected Investor to comply with the EU Due Diligence Requirements or by a UK Affected Investor to comply with the UK Due Diligence Requirements, in each case with respect to an investment in the notes described in this prospectus, may result in the imposition of a penalty regulatory capital charge on such investment or other regulatory sanctions and/or remedial measures being taken or imposed by such investor’s competent authority. Consequently, the notes may not be a suitable investment for EU Affected Investors or UK Affected Investors. As a result, the price and liquidity of the notes in the secondary market may be adversely affected.

Prospective investors are responsible for analyzing their own legal and regulatory position and are encouraged to consult with their own investment and legal advisors regarding application of and compliance with the EU Securitization Regulation, the UK Securitization Regulation or other applicable regulations and the suitability of the notes for investment.

MATERIAL FEDERAL INCOME TAX CONSEQUENCES

Set forth below is a discussion of the material United States federal income tax consequences relevant to the purchase, ownership and disposition of the offered notes. This discussion is based upon current provisions of the Code, existing and proposed Treasury Regulations thereunder, current administrative rulings, judicial decisions and other applicable authorities. To the extent that the following summary relates to matters of law or legal conclusions with respect thereto, such summary represents the opinion of Mayer Brown LLP, Special Tax Counsel for the issuing entity, subject to the qualifications set forth in this section. There are no cases or Internal Revenue Service (the “IRS”) rulings on similar transactions involving both debt and equity interests issued by the issuing entity with terms similar to those of the offered notes. As a result, it is possible that the IRS could challenge the conclusions reached in this prospectus, and no ruling from the IRS has been or will be sought on any of the issues discussed below. Furthermore, legislative, judicial or administrative changes may occur, perhaps with retroactive effect, which could affect the accuracy of the statements and conclusions set forth in this prospectus as well as the tax consequences to noteholders.

The following discussion does not purport to deal with all aspects of United States federal income taxation that may be relevant to the noteholders in light of their personal investment circumstances nor, except for limited discussions of particular topics, to holders subject to special treatment under the United States federal income tax laws, including:

•	financial institutions;

•	broker-dealers;

•	life insurance companies;

•	tax-exempt organizations;

•	mutual funds;

•	real estate investment trusts;

•	regulated investment companies;

•	S-corporations;

•	trusts and estates;

•	persons that hold the notes or certificates as a position in a “straddle” or as part of a synthetic security or “hedge,” “conversion transaction” or other integrated investment;

•	persons that have a “functional currency” other than the U.S. dollar;

•	accrual method taxpayers subject to special tax accounting rules as a result of their use of financial statements pursuant to Section 451(b) of the Code;

•	persons subject to any alternative minimum tax; and

•	investors in pass-through entities.

Furthermore, the discussion below does not address the indirect effects on the holders of equity interests in any entity (e.g., a partnership) that is a beneficial owner of notes. Such holders, including partners in a partnership that beneficially own notes, should consult their tax advisors with regard to the application of the United States federal income tax laws to their particular situations as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

This information is directed to prospective purchasers that are unrelated to the issuing entity who purchase offered notes at their issue price in the initial distribution thereof, who (except as discussed below under “—The Offered Notes—Tax Consequences to Noteholders that are Non-U.S. Persons”) are citizens or residents of the United States, including domestic corporations and partnerships, and who hold the offered notes as “capital assets” within the meaning of Section 1221 of the Code. We suggest that prospective investors consult with their tax advisors as to the federal, state, local, foreign and any other tax consequences to them of the purchase, ownership and disposition of the offered notes.

The following discussion addresses offered notes, which the depositor, the servicer and the noteholders will agree to treat as indebtedness secured by the receivables. On the closing date, Mayer Brown LLP will deliver its opinion, subject to the assumptions and qualifications therein, to the effect that, based on the terms of the offered notes, the transactions relating to the receivables as set forth herein and the applicable provisions of the trust agreement and related documents, (i) the offered notes (other than any notes, if any, owned by: (A) the issuing entity or a person considered to be the same person as the issuing entity for United States federal income tax purposes, (B) a member of an expanded group (as defined in Treasury Regulation Section 1.385-1(c)(4) or any successor regulation then in effect) that includes the issuing entity (or a person considered to be the same person as the issuing entity for United States federal income tax purposes), (C) a “controlled partnership” (as defined in Treasury Regulation Section 1.385-1(c)(1) or any successor regulation then in effect) of such expanded group or (D) a disregarded entity owned directly or indirectly by a person described in preceding clause (B) or (C)) will be treated as debt for United States federal income tax purposes; and (ii) for United States federal income tax purposes, the issuing entity will not be classified as an association or a publicly traded partnership taxable as a corporation. Noteholders should be aware that, as of the closing date, no transaction closely comparable to that contemplated herein has been the subject of any judicial decision, Treasury Regulation or IRS revenue ruling. Although tax counsel to the issuing entity will issue tax opinions to the effect described above, the IRS may successfully take a contrary position and the tax opinions are not binding on the IRS or on any court. The discussion below assumes the characterizations provided in these opinions are correct.

The Issuing Entity

At closing the issuing entity will be disregarded as separate from its owner for United States federal income tax purposes but may be treated as a partnership should the depositor transfer any of the certificates to another party (that is not treated as the same person as the depositor for United States federal income tax purposes) or should any of the notes be characterized by the IRS as equity of the issuing entity.

If the issuing entity is treated as a partnership for United States federal income tax purposes, partnership audit rules would generally apply to the issuing entity. Under these rules, unless an entity elects otherwise, taxes arising from audit adjustments are required to be paid by the entity rather than by its partners or members. The parties responsible for the tax administration of the issuing entity described herein will have the authority to utilize, and intend to utilize, any exceptions available under these provisions (including any changes) and IRS regulations so that the issuing entity’s members, to the fullest extent possible, rather than the issuing entity itself, will be liable for any taxes arising from audit adjustments to the issuing entity’s taxable income if the issuing entity is treated as a partnership. It is unclear to what extent these elections will be available to the issuing entity and how any such elections may affect the procedural rules available to challenge any audit adjustment that would otherwise be available in the absence of any such elections. Prospective investors are urged to consult with their tax advisors regarding the possible effect of these rules.

The Offered Notes

Treatment of Stated Interest & OID. Assuming the offered notes are treated as debt for United States federal income tax purposes and are not issued with OID, the stated interest on an offered note will be taxable to a noteholder as ordinary income when received or accrued in accordance with the noteholder’s regular method of tax accounting.

Original Issue Discount. It is possible that one or more classes of offered notes may be issued with OID. In general, OID is the excess of the stated redemption price at maturity of a debt instrument over its issue price, unless that excess falls within a statutorily defined de minimis exception (i.e., is less than 0.25% of the weighted average maturity of the debt instrument (determined by taking into account the number of complete years following issuance until payment is made for each partial principal payment) multiplied by the stated redemption price at maturity). An offered note’s stated redemption price at maturity is the aggregate of all payments required to be made under the offered note through maturity except qualified stated interest. Qualified stated interest is generally interest that is unconditionally payable in cash or property, other than debt instruments of the issuing entity, at fixed intervals of one year or less during the entire term of the instrument at specified rates. The issue price will be the first price at which a substantial amount of the offered notes are sold, excluding sales to bond holders, brokers or similar persons acting as underwriters, placement agents or wholesalers.

If an offered note were treated as being issued with OID, a noteholder would be required to include OID in income as interest over the term of the offered note under a constant yield method. In general, OID must be included in income in advance of the receipt of cash representing that income. Thus, each cash distribution would be treated as an amount already included in income, to the extent OID has accrued as of the date of the interest distribution and is not allocated to prior distributions, or as a repayment of principal. This treatment would have no significant effect on noteholders using the accrual method of accounting. However, cash method noteholders may be required to report income on the offered notes in advance of the receipt of cash attributable to that income.

In the case of a debt instrument (such as an offered note) as to which the repayment of principal may be accelerated as a result of the prepayment of other obligations securing the debt instrument, under Section 1272(a)(6) of the Code, the periodic accrual of OID is determined by taking into account (i) a reasonable Prepayment Assumption in accruing OID (generally, the assumption used to price the debt offering) and (ii) adjustments in the accrual of OID when prepayments do not conform to the Prepayment Assumption, and regulations could be adopted changing the application of these provisions to the offered notes. It is unclear whether those provisions would be applicable to the offered notes in the absence of such regulations or whether use of a reasonable Prepayment Assumption may be required or permitted without reliance on these rules. If this provision applies to the offered notes, the amount of OID that will accrue in any given “accrual period” may either increase or decrease depending upon the actual prepayment rate. In the absence of such regulations (or statutory or other administrative clarification), any information reports or returns to the IRS and the noteholders regarding OID, if any, will be based on the assumption that the receivables will prepay at a rate based on the assumption used in pricing the offered notes offered hereunder. However, no representation will be made regarding the prepayment rate of the receivables. See “Maturity and Prepayment Considerations” in this prospectus. Accordingly, noteholders are advised to consult their own tax advisors regarding the impact of any prepayments under the receivables (and the OID rules) if the offered notes offered hereunder are issued with OID.

In the case of an offered note purchased with de minimis OID, generally, a portion of such OID is taken into income upon each principal payment on the offered note. Such portion equals the de minimis OID times a fraction whose numerator is the amount of principal payment made and whose denominator is the stated principal amount of the offered note. Such income generally is capital gain.

It is possible that certain offered notes will be treated as “Short-Term Notes”, which have a fixed maturity date not more than one year from the issue date. A holder of a Short-Term Note will generally not be required to include OID on the Short-Term Note in income as it accrues, provided the holder of the offered note is not an accrual method taxpayer, a bank, a broker or dealer that holds the offered note as inventory, a regulated investment company or common trust fund, or the beneficial owner of pass-through entities specified in the Code, or provided the holder does not hold the instrument as part of a hedging transaction, or as a stripped bond or stripped coupon. Instead, the holder of a Short-Term Note would include the OID accrued on the offered note in gross income upon a sale or exchange of the offered note or at maturity, or if the note is payable in installments, as principal is paid thereon. A holder of a Short-Term Note would be required to defer deductions for any interest expense on an obligation incurred to purchase or carry the offered note to the extent it exceeds the sum of the interest income, if any, and OID accrued on the offered note. However, a holder may elect to include OID in income as it accrues on all obligations having a maturity of one year or less held by the holder in that taxable year or thereafter, in which case the deferral rule of the preceding sentence will not apply. For purposes of this paragraph, OID accrues on a Short-Term Note on a ratable, straight-line basis, unless the holder irrevocably elects, under regulations to be issued by the United States Department of the Treasury, to apply a constant interest method to such obligation, using the holder’s yield to maturity and daily compounding.

Market Discount

The offered notes, whether or not issued with OID, will be subject to the “market discount rules” of Section 1276 of the Code. In general, these rules provide that if the noteholder purchases an offered note at a market discount (that is, a discount from its stated redemption price at maturity (which is generally the stated principal amount) or if the related offered notes were issued with OID, its original issue price (as adjusted for accrued original issue discount, that exceeds a de minimis amount specified in the Code)) and thereafter (a) recognizes gain upon a disposition, or (b) receives payments of principal, the lesser of (i) that gain or principal payment or (ii) the accrued market discount, will be taxed as ordinary interest income. Generally, the accrued market discount will be the total market discount on the related offered note multiplied by a fraction, the numerator of which is the number of days the noteholder held that offered note and the denominator of which is the number of days from the date the noteholder acquired that offered note until its maturity date. The noteholder may elect, however, to determine accrued market discount under the constant-yield method.

Limitations imposed by the Code which are intended to match deductions with the taxation of income may defer deductions for interest on indebtedness incurred or continued, or short-sale expenses incurred, to purchase or carry an offered note with accrued market discount. A noteholder may elect to include market discount in gross income as it accrues and, if that noteholder makes such an election, it is exempt from this rule. Any such election will apply to all debt instruments acquired by the taxpayer on or after the first day of the first taxable year to which that election applies. The adjusted basis of an offered note subject to that election will be increased to reflect market discount included in gross income, thereby reducing any gain or increasing any loss on a sale or taxable disposition.

Total Accrual Election

A noteholder may elect to include in gross income all interest that accrues on an offered note using the constant-yield method described above under the heading “—Original Issue Discount,” with modifications described below. For purposes of this election, interest includes stated interest, acquisition discount, OID, de minimis OID, market discount, de minimis market discount and unstated interest, as adjusted by any amortizable bond premium (described below under “—Amortizable Bond Premium”) or acquisition premium.

In applying the constant-yield method to an offered note with respect to which this election has been made, the issue price of the offered note will equal the electing noteholder’s adjusted basis in the offered note immediately after its acquisition, the issue date of the offered note will be the date of its acquisition by the electing noteholder, and no payments on the offered note will be treated as payments of qualified stated interest. This election will generally apply only to the offered note with respect to which it is made and may not be revoked without the consent of the IRS. Noteholders should consult with their own advisers as to the effect in their circumstances of making this election.

Amortizable Bond Premium

In general, if a noteholder purchases an offered note at a premium (that is, an amount in excess of the amount payable upon the maturity thereof), that noteholder will be considered to have purchased such offered note with “amortizable bond premium” equal to the amount of that excess. That noteholder may elect to amortize the bond premium as an offset to interest income and not as a separate deduction item as it accrues under a constant-yield method over the remaining term of the offered note. That noteholder’s tax basis in the offered note will be reduced by the amount of the amortized bond premium. Any elections to amortize the bond premium as an offset to interest income will apply to all debt instruments (other than instruments the interest on which is excludible from gross income) held by the noteholder at the beginning of the first taxable year for which the election applies or thereafter acquired and is irrevocable without the consent of the IRS. Bond premium on an offered note held by a noteholder who does not elect to amortize the premium will decrease the gain or increase the loss otherwise recognized on the disposition of such offered note.

Noteholders should consult their tax advisors with regard to OID, market discount and premium matters concerning their offered notes.

Related-Party Note Acquisition Considerations. The United States Department of the Treasury and the IRS have issued Treasury Regulations under Section 385 of the Code that address the debt or equity treatment of instruments held by certain parties related to the issuing entity. In particular, in certain circumstances, an offered note that otherwise would be treated as debt is treated as equity for United States federal income tax purposes during periods in which the offered note is held by an applicable related party (meaning a member of an “expanded group” that includes the issuing entity (or its owner(s)), generally based on a group of corporations or controlled partnerships connected through 80% direct or indirect ownership links). Under the Treasury Regulations, any offered notes treated as equity under these rules could result in adverse tax consequences to such related party noteholder, including that United States federal withholding taxes could apply to distributions on the offered notes. If the issuing entity were to become liable for any such withholding or failure to so withhold, the resulting impositions could reduce the cash flow that would otherwise be available to make payments on all offered notes. In addition, when a recharacterized offered note is acquired by a beneficial owner that is not an applicable related party, that offered note is generally treated as reissued for United States federal income tax purposes and thus may have tax characteristics differing from offered notes of the same class that were not previously held by a related party. As a result of considerations arising from these rules, the trust agreement will provide restrictions on certain potential holders of certificates if they are related to a noteholder. The issuing entity does not expect that these Treasury Regulations will apply to any of the offered notes. However, the Treasury Regulations are complex and have not yet been applied by the IRS or any court. In addition, the IRS has reserved certain portions of the Treasury Regulations pending its further consideration. Prospective investors are urged to consult their tax advisors regarding the possible effects of these rules.

Disposition of Offered Notes. If a noteholder sells an offered note, the noteholder will recognize gain or loss in an amount equal to the difference between the amount realized on the sale and the noteholder’s adjusted tax basis in the offered note. The adjusted tax basis of the offered note to a particular noteholder will equal the noteholder’s cost for the offered note, increased by any OID and market discount previously included by the noteholder in income from the note and decreased by any bond premium previously amortized and any principal payments previously received by the noteholder on the offered note. Any gain or loss will be capital gain or loss if the offered note was held as a capital asset, except for gain representing accrued interest or accrued market discount not previously included in income. Capital gain or loss will be long-term if the offered note was held by the noteholder for more than one year and otherwise will be short-term. Any capital losses realized generally may be used by a corporate taxpayer only to offset capital gains, and by an individual taxpayer only to the extent of capital gains plus $3,000 of other income.

Net Investment Income. Certain non-corporate U.S. holders will be subject to a 3.8 percent tax, in addition to regular tax on income and gains, on some or all of their “net investment income,” which generally will include interest, OID and market discount realized on an offered note and any net gain recognized upon a disposition of an offered note. U.S. holders should consult their tax advisors regarding the applicability of this tax in respect of their offered notes.

Information Reporting and Backup Withholding. The issuing entity will be required to report annually to the IRS, and to each noteholder of record, the amount of interest paid on the offered notes, and the amount of interest withheld for United States federal income taxes, if any, for each calendar year, except as to exempt holders which are, generally, tax-exempt organizations, qualified pension and profit-sharing trusts, individual retirement accounts, or nonresident aliens who provide certification as to their status. Each holder will be required to provide to the issuing entity or other intermediary, under penalties of perjury, IRS Form W-9 or other similar form containing the holder’s name, address, correct federal taxpayer identification number and a statement that the holder is not subject to backup withholding. If a nonexempt noteholder fails to provide the required certification, the issuing entity or other intermediary will be required to withhold at the currently applicable rate from interest otherwise payable to the holder, and remit the withheld amount to the IRS as a credit against the holder’s United States federal income tax liability. Noteholders should consult their tax advisors regarding the application of the backup withholding and information reporting rules to their particular circumstances.

Tax Consequences to Noteholders that are Non-U.S. Persons. If interest paid to or accrued by a noteholder who is a Non-U.S. Person is not effectively connected with the conduct of a trade or business within the United States by the Non-U.S. Person, the interest generally will be considered “portfolio interest,” and generally will not be subject to United States federal income tax and withholding tax (however see the discussion of FATCA below), as long as the Non-U.S. Person:

•

is not actually or constructively a “10 percent shareholder” of the depositor (or a holder of 10 percent of the applicable outstanding certificates), or a “controlled foreign corporation” with respect to which the issuing entity or depositor is a “related person” within the meaning of the Code; and

•

provides an appropriate statement on IRS Form W-8BEN or IRS Form W-8BEN-E, as applicable, signed under penalties of perjury, certifying that the beneficial owner of the offered note is a Non-U.S. Person and providing that Non-U.S. Person’s name and address. If the information provided in this statement changes, the Non-U.S. Person must so inform the issuing entity (or, if applicable, other intermediary) within 30 days of change.

If the interest were not portfolio interest or if applicable certification requirements were not satisfied, and if the interest is not effectively connected with the conduct of a trade or business in the United States (or under certain tax treaties is not attributable to a United States permanent establishment maintained by such Non-U.S. Person), then the interest would be subject to United States federal income and withholding tax at a rate of 30 percent unless reduced or eliminated pursuant to an applicable tax treaty. Non-U.S. Persons should consult their tax advisors with respect to the application of the withholding and information reporting regulations to their particular circumstances.

Any capital gain realized on the sale, redemption, retirement or other taxable disposition of an offered note by a Non-U.S. Person will be exempt from United States federal income and withholding tax, provided that:

•

the gain is not effectively connected with the conduct of a trade or business in the United States by the Non-U.S. Person (or under certain tax treaties is not attributable to a United States permanent establishment maintained by such Non-U.S. Person); and

•	in the case of a foreign individual, the Non-U.S. Person is not present in the United States for 183 days or more in the taxable year.

If the interest, gain or income on an offered note held by a Non-U.S. Person is effectively connected with the conduct of a trade or business in the United States by the Non-U.S. Person (and under certain tax treaties is attributable to a United States permanent establishment maintained by such Non-U.S. Person), the holder, although exempt from the withholding tax previously discussed if an appropriate statement is furnished, generally will be subject to United States federal income tax on the interest, gain or income at regular federal income tax rates. In addition, if the Non-U.S. Person is a foreign corporation, it may be subject to a branch profits tax equal to the currently applicable rate of its “effectively connected earnings and profits” within the meaning of the Code for the taxable year, as adjusted for specified items, unless it qualifies for a lower rate under an applicable tax treaty.

Foreign Account Tax Compliance Act

Pursuant to the Sections 1471 through 1474 of the Code and the Treasury Regulations promulgated thereunder (“FATCA”), a United States withholding tax at the rate of 30% is imposed on payments of interest or, under rules previously scheduled to take effect on January 1, 2019, on gross proceeds from the sale or other taxable disposition of the offered notes made to non-U.S. financial institutions and certain other non-U.S. non-financial entities (including, in some instances, where such an entity is acting as an intermediary) that fail to comply with certain information reporting obligations. Treasury Regulations were recently published in proposed form that eliminate withholding on payments of gross proceeds from such dispositions. Pursuant to these proposed Treasury Regulations, the issuing entity and any withholding agent may rely on this change to FATCA withholding until the final Treasury Regulations are issued. If an amount in respect of United States withholding tax were to be deducted or withheld from interest or principal payments on the offered notes as a result of a holder’s failure to comply with these rules or the presence in the payment chain of an intermediary that does not comply with these rules, neither the issuing entity nor any paying agent nor any other person would be required to pay additional amounts as a result of the deduction or withholding of such tax. As a result, investors may receive less interest or principal than expected. Certain countries have entered into, and other countries are expected to enter into, agreements with the United States to facilitate the type of information reporting required under FATCA. While the existence of such agreements will not eliminate the risk that offered notes will be subject to the withholding described above, these agreements are expected to reduce the risk of the withholding for investors in (or indirectly holding offered notes through financial institutions in) those countries. Non-U.S. Persons should consult their own tax advisors regarding FATCA and whether it may be relevant to their purchase, ownership and disposition of the offered notes.

Possible Alternative Treatments of the Notes and the Issuing Entity

Although, as discussed above, it is the opinion of tax counsel to the issuing entity that the offered notes will be treated as debt for United States federal income tax purposes, the IRS may take a contrary position. If the IRS were to contend successfully that any class of notes were not debt for United States federal income tax purposes, such notes might be treated as equity interests in the issuing entity. As a result, even if the depositor or other single person was the sole certificateholder of the issuing entity, the issuing entity would be considered to have multiple equity owners and might be classified for United States federal income tax purposes as an association taxable as a corporation or as a partnership. Additionally, even if all the notes are treated as debt for United States federal income tax purposes, but there is more than one person (and all such persons are not treated as the same person for United States federal income tax purposes) holding a certificate (or interest therein), the issuing entity may be considered to have multiple equity owners and might be classified for United States federal income tax purposes as an association taxable as a corporation or as a partnership.

A partnership is generally not subject to an entity level tax for United States federal income tax purposes, while an association or corporation is subject to an entity level tax. If the issuing entity were treated as a partnership (which most likely would not be treated as a publicly traded partnership taxable as a corporation) and one or more classes of notes were treated as equity interests in that partnership, each item of income, gain, loss, deduction, and credit generated through the ownership of the receivables by the partnership would be passed through to the partners, including the affected holders, according to their respective interests therein. Under current law, the income reportable by noteholders as partners in such a partnership could differ from the income reportable by the noteholders as holders of debt. Generally, such differences are not expected to be material; however, certain noteholders may experience adverse tax consequences. For example, cash basis noteholders might be required to report income when it accrues to the partnership rather than when it is received by the noteholders. Payments on the recharacterized notes would likely be treated as “guaranteed payments” within the meaning of Section 707 of the Code, in which case the amount and timing of income to a U.S. noteholder would generally not be expected to materially differ from that which would be the case were the notes not recharacterized. On the other hand, if payments are not treated as “guaranteed payments”, note that U.S. noteholders would be taxed on the partnership income regardless of when distributions are made to them and are not entitled to deduct miscellaneous itemized deductions that are not allocable to a trade or business (which may include their share of partnership expenses) for the tax years 2018-2025. In addition, to the extent partnership expenses are treated as allocable to a trade or business, the amount or value of interest expense deductions available to the holders of recharacterized notes with respect to the issuing entity’s interest expense may be limited under the rules of Section 163(j) of the Code. Any income allocated to a noteholder that is a tax-exempt entity may constitute unrelated business taxable income because all or a portion of the issuing entity’s taxable income may be considered debt-financed. The receipt of unrelated business taxable income by a tax-exempt noteholder could give rise to additional tax liability to such tax-exempt holder. In addition, in the case of this recharacterization of notes, depending on the circumstances, a noteholder that is a Non-U.S. Person might be required to file a United States individual or corporate income tax return, as the case may be, and it is possible that (i) such person may be subject to (x) withholding of tax on purchase price paid to it in the event of a disposition of the note (treated as a partnership interest) and (y) tax (and withholding) on its allocable interest at regular U.S. rates and, in the case of a corporation, a 30% branch profits tax rate (unless reduced or eliminated pursuant to an applicable tax treaty) or (ii) gross income allocated to such person may be subject to 30% withholding tax (i.e., unreduced by any interest deductions or other expenses) unless reduced or eliminated pursuant to an applicable tax treaty. The issuing entity could be liable for any failure to so withhold, thereby reducing the cash flow that would otherwise be available to make payments on all notes.

Further, in order to backstop a Non-U.S. Person’s tax liability associated with gain upon the sale of a partnership interest where the partnership is engaged in a trade or business within the United States, rules under Section 1446(f) of the Code provide that the transferee of a certificate or other equity interest in the issuing entity (including an offered note that the IRS successfully recharacterized as an equity interest) could be liable for a withholding tax of 10% of the amount realized by the transferor (including debt deemed to be assumed by the transferee) if the transferee does not obtain an affidavit meeting the requirements of Section 1446(f) of the Code or satisfy the requirements of IRS guidance issued thereunder so as to exempt the amount realized from such withholding. (The affidavits generally relate to either confirming that the transferor is a United States person for United States federal income tax purposes, that the issuing entity has not engaged in a trade or business within the United States at any time during the taxable year of the issuing entity through the date of the transfer, that the underlying assets of the issuing entity do not give rise to a certain level of income effectively connected with a trade or business in the United States, or that certain matters involving gain recognition are applicable to the transaction.) The issuing entity has not created a mechanism for a transferee of a certificate or a note to obtain any of the affidavits described above from a transferor. If any offered notes were successfully recharacterized by the IRS as other than indebtedness, a transferee of such offered note may be required to withhold unless it receives an appropriate affidavit. If a transferee is required to withhold and does not, the issuing entity is required to withhold, but only on distributions to such transferee. Any tax liability or penalties payable by the issuing entity could reduce the cash flow that would otherwise be available to make payments on all notes. Potential holders are encouraged to consult with their own tax advisors regarding the possible effect of the rules.

In addition, as described above, to the extent the issuing entity is treated as a partnership, the parties responsible for the tax administration of the issuing entity will have the authority to utilize, and intend to utilize, any exceptions available so that the issuing entity’s equity holders, to the fullest extent possible, rather than the issuing entity itself, will be liable for any taxes arising from audit adjustments to the issuing entity’s taxable income. As such, holders of equity (including holders of notes recharacterized as equity) could be obligated to pay any such taxes and other costs, and may have to take the adjustment into account for the taxable year in which the adjustment is made rather than for the audited taxable year. Prospective investors are urged to consult with their tax advisors regarding the possible effect of these rules on them.

If, alternatively, the issuing entity were treated as either an association taxable as a corporation or a publicly traded partnership taxable as a corporation, the issuing entity would be subject to United States federal income taxes at the corporate tax rate on its taxable income generated by ownership of the receivables. Moreover, distributions by the issuing entity to all or some of the noteholders would probably not be deductible in computing the issuing entity’s taxable income and all or part of the distributions to noteholders would probably be treated as dividends. Such an entity-level tax could result in reduced distributions to noteholders and adversely affect the issuing entity’s ability to make payments of principal and interest with respect to the offered notes. To the extent distributions on such offered notes were treated as dividends, a Non-U.S. Person would generally be subject to tax (and withholding) on the gross amount of such dividends at a rate of 30% unless reduced or eliminated pursuant to an applicable income tax treaty.

STATE AND LOCAL TAX CONSEQUENCES

The above discussion does not address the tax treatment of the issuing entity, notes or noteholders under any state or local tax laws. The activities to be undertaken by the servicer in servicing and collecting on the receivables will take place throughout the United States and, therefore, many different tax regimes potentially apply to different portions of these transactions. Additionally, it is possible a state or local jurisdiction may assert its right to impose tax on the issuing entity with respect to its income related to receivables collected from customers located in such jurisdiction. It is also possible that a state may require that a noteholder treated as an equity-owner (including non-resident holders) file state income tax returns with the state pertaining to income from receivables collected from customers located in such state (and may require withholding by the issuing entity on related income). Certain states have also recently enacted partnership audit rules that mirror or connect with the audit rules that now apply to partnerships for United States federal income tax purposes, and similar considerations apply to those state partnership audit rules as apply to the current federal partnership audit rules. Prospective investors are urged to consult with their tax advisors regarding the state and local tax treatment of the issuing entity as well as any state and local tax considerations for them of purchasing, holding and disposing of offered notes.

CERTAIN CONSIDERATIONS FOR ERISA AND OTHER U.S. BENEFIT PLANS

Subject to the following discussion, the offered notes may be acquired with assets of an “employee benefit plan” as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), that is subject to Title I of ERISA, a “plan” as defined in and subject to Section 4975 of the Code or an entity or account deemed to hold “plan assets” of any of the foregoing (each a “Benefit Plan”) as well as by an “employee benefit plan” as defined in Section 3(3) of ERISA, whether or not subject to Title I of ERISA, a “plan” as defined in Section 4975 of the Code, or an entity or account deemed to hold “plan assets” of the foregoing (together with Benefit Plans, “Plans”). Section 406 of ERISA and Section 4975 of the Code prohibit a Benefit Plan from engaging in certain transactions with persons that are “parties in interest” under ERISA or “disqualified persons” under the Code with respect to such Benefit Plan. A violation of these “prohibited transaction” rules may result in an excise tax or other penalties and liabilities under ERISA and the Code for such persons or the fiduciaries of the Benefit Plan. In addition, Title I of ERISA requires fiduciaries of a Benefit Plan subject to ERISA to make investments that are prudent, diversified and in accordance with the governing plan documents. The prudence of a particular investment must be determined by the responsible fiduciary of a Benefit Plan by taking into account the particular circumstances of the Benefit Plan and all of the facts and circumstances of the investment, including, but not limited to, the matters discussed under “Risk Factors” in this prospectus and the fact that in the future, there may be no market in which such fiduciary will be able to sell or otherwise dispose of the notes should the Benefit Plan purchase them. Unless the context clearly indicates otherwise, any reference in this section to the acquisition, holding or disposition of the notes will also mean the acquisition, holding or disposition of a beneficial interest in such notes.

Certain transactions involving the issuing entity might be deemed to constitute prohibited transactions under ERISA and the Code with respect to a Benefit Plan that purchased notes if assets of the issuing entity were deemed to be assets of the Benefit Plan. Under a regulation issued by the U.S. Department of Labor, as modified by Section 3(42) of ERISA (the “ERISA regulation”), the assets of the issuing entity would be treated as plan assets of a Benefit Plan for the purposes of ERISA and the Code only if the Benefit Plan acquired an “equity interest” in the issuing entity and none of the exceptions to plan assets contained in the ERISA regulation were applicable. An equity interest is defined under the ERISA regulation as an interest other than an instrument which is treated as indebtedness under applicable local law and which has no substantial equity features. Although there is little guidance on the subject, the depositor believes that, at the time of their issuance, the offered notes should be treated as indebtedness of the issuing entity without substantial equity features for purposes of the ERISA regulation. This determination is based in part upon the traditional debt features of the offered notes, including the reasonable expectation of purchasers of notes that the offered notes will be repaid when due, traditional default remedies, as well as the absence of conversion rights, warrants or other typical equity features. The debt treatment of the offered notes for ERISA purposes could change if the issuing entity incurs losses. This risk of recharacterization is enhanced for notes that are subordinated to other classes of securities.

However, without regard to whether the offered notes are treated as an equity interest for purposes of the ERISA regulation, the acquisition or holding of the offered notes by, or on behalf of, a Benefit Plan could be considered to give rise to a prohibited transaction if the issuing entity, the depositor, the originator, the servicer, the administrator, the underwriters, the owner trustee, the indenture trustee or any of their affiliates is or becomes a party in interest or a disqualified person with respect to such Benefit Plan. Certain exemptions from the prohibited transaction rules could be applicable to the acquisition and holding of the offered notes by a Benefit Plan depending on the type and circumstances of the plan fiduciary making the decision to acquire such notes. Included among these exemptions are: Prohibited Transaction Class Exemption (“PTCE”) 96-23, (as amended), regarding transactions effected by “in-house asset managers”; PTCE 95-60 (as amended), regarding investments by insurance company general accounts; PTCE 91-38 (as amended), regarding investments by bank collective investment funds; PTCE 90-1 (as amended), regarding investments by insurance company pooled separate accounts; and PTCE 84-14 (as amended), regarding transactions effected by “qualified professional asset managers”. In addition to the class exemptions listed above, the Pension Protection Act of 2006 provides a statutory exemption under Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code for prohibited transactions between a Benefit Plan and a person or entity that is a party in interest or disqualified person to such Benefit Plan solely by reason of providing services to the Benefit Plan or a relationship to such service providers (other than a party in interest or disqualified person that is a fiduciary, or its affiliate, that has or exercises discretionary authority or control or renders investment advice with respect to the assets of the Benefit Plan involved in the transaction), provided that there is adequate consideration for the transaction. Even if the conditions specified in one or more of these exemptions are met, the scope of the relief provided by these exemptions might or might not cover all acts which might be construed as prohibited transactions. There is a risk that none of these, or any other exemption, will be available with respect to any particular transaction involving the offered notes and prospective purchasers that are Benefit Plans should consult with their advisors regarding the applicability of any such exemption.

The underwriters, the trustees, the depositor, the servicer or their affiliates may be the sponsor of, or investment advisor with respect to, one or more Benefit Plans. Because these parties may receive certain benefits in connection with the sale or holding of offered notes, the acquisition of offered notes using plan assets over which any of these parties or their affiliates has investment authority might be deemed to be a violation of a provision of Title I of ERISA or Section 4975 of the Code. Accordingly, the offered notes may not be purchased using the assets of any Benefit Plan if any of the underwriters, the trustees, the depositor, the servicer or their affiliates has investment authority for those assets, or is an employer maintaining or contributing to the Benefit Plan, unless an applicable prohibited transaction exemption is available to cover such purchase.

Governmental plans (as defined in Section 3(32) of ERISA), certain church plans (as defined in Section 3(33) of ERISA) and other plans may not be subject to Title I of ERISA or to the prohibited transaction provisions under Section 4975 of the Code. However, federal, state, local or other laws or regulations governing the investment and management of the assets of such plans may contain fiduciary and prohibited transaction requirements similar to those under ERISA and the Code discussed above and may include other limitations on permissible investments. In addition, any such plan that is qualified and exempt from taxation under Sections 401(a) and 501(a) of the Code is subject to the prohibited transaction roles set forth in Section 503 of the Code. Accordingly, fiduciaries of governmental, church and other plans, in consultation with their advisors, should consider the requirements of their respective pension codes with respect to investments in the offered notes, as well as general fiduciary considerations.

By acquiring an offered note (or any interest therein), each purchaser or transferee (and, if applicable, its fiduciary) (i) will be deemed to represent and warrant that either (a) it is not acquiring the offered notes (or any interest therein) on behalf of or with the assets of a Benefit Plan or a Plan that is subject to any applicable law that is substantially similar to Title I of ERISA or Section 4975 of the Code (“Similar Law”) or (b) the acquisition, holding and disposition of such note (or any interest therein) will not give rise to a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code or a violation of any Similar Law and (ii) acknowledges and agrees if it is a Benefit Plan or a Plan that is subject to Similar Law, it will not acquire such note (or any interest therein) at any time that the ratings on such note are below investment grade or if such note has been characterized as other than indebtedness for applicable local law purposes.

The sale of offered notes to a Plan is in no respect a representation that this investment meets all relevant legal requirements with respect to investments by Plans generally or by a particular Plan, or that this investment is appropriate for Plans generally or any particular Plan.

Prospective Plan investors should consult with their legal advisors concerning the impact of ERISA and Section 4975 of the Code or any other Similar Law, the effect of the assets of the issuing entity being deemed “plan assets” and the applicability of any exemption prior to making an investment in the offered notes. Each Plan fiduciary should determine whether under the fiduciary standards of investment prudence and diversification, an investment in the offered notes is appropriate for the Plan, also taking into account the overall investment policy of the Plan and the composition of the Plan’s investment portfolio.

None of the issuing entity, the depositor, the administrator, the indenture trustee, the owner trustee, any underwriter, or any of their respective affiliated entities will act as a fiduciary to a Plan with respect to such Plan’s decision to invest in the offered notes, to provide impartial investment advice, or to give advice in a fiduciary capacity, in connection with the acquisition of any of the offered notes by any Plan. The sale of the offered notes to a Plan is in no respect a representation by the issuing entity, the depositor, the administrator, the trustees, any underwriter, or any of their respective affiliated entities that such investment meets all relevant legal requirements for investments by Plans generally or by any particular Plan, or that an investment is appropriate for Plans generally or for any particular Plan.

UNDERWRITING

Subject to the terms and conditions set forth in the underwriting agreement relating to the offered notes, the depositor has agreed to sell and the underwriters named below have severally but not jointly agreed to purchase the principal amount of the offered notes set forth opposite its name below subject to the satisfaction of certain conditions precedent.

Underwriter	Principal Amount of Class A-1 Notes(1)(2)		Principal Amount of Class A-2[a] Notes(1)(2)		[Principal Amount of Class A-2b Notes(1)(2)]		Principal Amount of Class A-3 Notes(1)(2)		Principal Amount of Class A-4 Notes(1)(2)
[ ]	$		$		$		$		$
[ ]
[ ]

Total	$	[•]	$	[•]	$	[•]	$	[•]	$	[•]

Underwriter	Principal Amount of Class B Notes(1)(2)
[ ]	$
[ ]
[ ]

Total	$	[•]

(1)	[Approximately [5]% of each class of notes will be retained by the depositor or one or more majority-owned affiliates of PFS.]
(2)	[All or a portion of one or more of the classes of notes offered hereby may be initially retained by the depositor or an affiliate thereof.]

The underwriting agreement provides that the obligations of the underwriters are subject to certain conditions precedent and that the underwriters will be obligated to purchase all the offered notes if any are purchased. The underwriting agreement provides that, in the event of a default by an underwriter, in certain circumstances the purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated. The depositor has been advised by the underwriters that the underwriters propose to offer the offered notes to the public initially at the offering prices set forth on the cover page of this prospectus and to certain dealers at these prices less the concessions and reallowance discounts set forth below:

Class	Selling Concession Not to Exceed(1)	Reallowance Discount Not to Exceed
Class A-1 Notes	[•]%	[•]%
Class A-2[a] Notes	[•]%	[•]%
[Class A-2b Notes]	[•]%	[•]%
Class A-3 Notes	[•]%	[•]%
Class A-4 Notes	[•]%	[•]%
[Class B Notes]	[•]%	[•]%

(1)	In the event of possible sales to affiliates, one or more of the underwriters may be required to forego a de minimis portion of the selling concession they would otherwise be entitled to receive.

If all of the classes of offered notes are not sold at the initial offering price, the underwriters may change the offering price and other selling terms. After the initial public offering, the underwriters may change the public offering price and selling concessions and reallowance discounts to dealers.

The offered notes will be sold by the depositor to the underwriters, who will offer the notes from time to time in negotiated transactions at varying prices to be determined at the time of sale, subject to prior sale, when, as and if delivered to and accepted by the underwriters and subject to various prior conditions, including the underwriters’ right to reject orders in whole or in part.

The depositor and PFS have agreed, jointly and severally, to indemnify the underwriters against certain liabilities, including civil liabilities under the Securities Act, or to contribute to payments which the underwriters may be required to make in respect thereof. In the opinion of the SEC, such indemnification for liabilities of an indemnified person for such person’s violations of securities laws is against public policy as expressed in the Securities Act and may, therefore, be unenforceable.

Until the distribution of the offered notes is completed, rules of the SEC may limit the ability of the underwriters and certain selling group members to bid for and purchase the notes. As an exception to these rules, the underwriters are permitted to engage in certain transactions that stabilize the prices of the offered notes. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of such offered notes.

The underwriters may engage in over-allotment transactions, stabilizing transactions, syndicate covering transactions and penalty bids with respect to the offered notes in accordance with Regulation M under the Securities Exchange Act of 1934 (as amended, the “Exchange Act”). Over-allotment transactions involve syndicate sales in excess of the offering size, which creates a syndicate short position. Stabilizing transactions permit bids to purchase the offered notes so long as the stabilizing bids do not exceed a specified maximum. Syndicate coverage transactions involve purchases of the offered notes in the open market after the distribution has been completed in order to cover syndicate short positions. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the offered notes originally sold by the syndicate member are purchased in a syndicate covering transaction. These over-allotment transactions, stabilizing transactions, syndicate covering transactions and penalty bids may cause the prices of the offered notes to be higher than they would otherwise be in the absence of these transactions. Neither the depositor nor any of the underwriters will represent that it will engage in any of these transactions or that these transactions, once commenced, will not be discontinued without notice.

It is expected that delivery of the offered notes will be made against payment therefor on or about the closing date. Rule 15c6-1 of the SEC under the Exchange Act generally requires trades in the secondary market to settle in one Business Day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the offered notes on the date hereof will be required, by virtue of the fact that the offered notes initially will settle more than one Business Day after the date hereof, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. It is suggested that purchasers of offered notes who wish to trade offered notes on the date hereof consult their own advisors.

[In the ordinary course of its business one or more of the underwriters and their respective affiliates have provided, and in the future may provide other investment banking and commercial banking services to the depositor, the servicer, the issuing entity and their affiliates.]

As discussed under “Use of Proceeds” above, the depositor or its affiliates will apply all or a portion of the net proceeds of the offering of the offered notes to pay their respective debts secured by the receivables prior to their transfer to the issuing entity, and for general purposes. [One or more of the underwriters, the indenture trustee, the owner trustee and/or their respective affiliates or entities for which their respective affiliates act as administrator and/or provide liquidity lines, may receive a portion of the proceeds as a repayment of that debt.]

The indenture trustee, on behalf of the issuing entity and at the direction of the servicer, may from time to time invest the funds in accounts and permitted investments acquired from the underwriters or their affiliates.

The offered notes are new issues of securities with no established trading market and there is a risk that one will not develop or, if it does develop, that it will continue or that it will provide sufficient liquidity. The underwriters tell us that they intend to make a market in the offered notes as permitted by applicable laws and regulations. However, the underwriters are not obligated to make a market in the offered notes and any such market-making may be discontinued at any time at the sole discretion of the underwriters. Accordingly, we give no assurance regarding the liquidity of, or trading markets for, the offered notes.

The depositor will receive aggregate proceeds of approximately $[•] from the sale of the offered notes (representing approximately [•]% of the initial note balance of the offered notes) after paying the aggregate underwriting discount of $[•] on the offered notes. Additional offering expenses are estimated to be $[•].

Certain of the offered notes initially may be retained by the depositor or an affiliate of the depositor (the “Retained Notes”). Any Retained Notes will not be sold to the underwriters under the underwriting agreement. Retained Notes may be subsequently sold from time to time to purchasers directly by the depositor or through underwriters, broker-dealers or agents who may receive compensation in the form of discounts, concessions or commissions from the depositor or the purchasers of the Retained Notes. If the Retained Notes are sold through underwriters or broker-dealers, the depositor will be responsible for underwriting discounts or commissions or agent’s commissions. The Retained Notes may be sold in one or more transactions at fixed prices, prevailing market prices at the time of sale, varying prices determined at the time of sale or negotiated prices.

Offering Restrictions

Each underwriter has severally, but not jointly, represented to and agreed with the depositor and PFS that:

•

it will not offer or sell any offered notes within the United States, its territories or possessions or to persons who are citizens thereof or residents therein, except in transactions that are not prohibited by any applicable securities, bank regulatory or other applicable law; and

•

it will not offer or sell any offered notes in any other country, its territories or possessions or to persons who are citizens thereof or residents therein, except in transactions that are not prohibited by any applicable securities law.

Offering Restrictions

Each underwriter has severally, but not jointly, represented to and agreed with the depositor and PFS that:

•

it will not offer or sell any offered notes within the United States, its territories or possessions or to persons who are citizens thereof or residents therein, except in transactions that are not prohibited by any applicable securities, bank regulatory or other applicable law; and

•

it will not offer or sell any offered notes in any other country, its territories or possessions or to persons who are citizens thereof or residents therein, except in transactions that are not prohibited by any applicable securities law.

United Kingdom

Each underwriter has, severally and not jointly, represented and agreed that it has not offered, sold or otherwise made available and will not offer, sell or otherwise make available any notes to any UK retail investor in the UK. For these purposes:

(a)	the expression “UK retail investor” means a person who is one (or more) of the following:

(i)

a retail client, as defined in point (8) of Article 2 of Commission Delegated Regulation (EU) 2017/565 as it forms part of the domestic law of the UK by virtue of the European Union (Withdrawal) Act 2018 (as amended, the “EUWA”), and as amended;

(ii)

a customer within the meaning of the provisions of the Financial Services and Markets Act 2000 (as amended, the “FSMA”) and any rules or regulations made under the FSMA to implement Directive (EU) 2016/97 (such rules and regulations, as amended), where that customer would not qualify as a professional client, as defined in point (8) of Article 2(1) of Regulation (EU) No 600/2014 as it forms part of the domestic law of the UK by virtue of the EUWA, and as amended; or

(iii)	not a qualified investor as defined in Article 2 of Regulation (EU) 2017/1129 as it forms part of the domestic law of the UK by virtue of the EUWA (as amended, the “UK Prospectus Regulation”); and

(b)

the expression “offer” includes the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe for the notes.

Each underwriter has also, severally and not jointly, represented and agreed that:

•

it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of any notes in circumstances in which Section 21(1) of the FSMA does not apply to the issuing entity or the depositor; and

•	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to any notes in, from or otherwise involving the UK.

European Economic Area

Each underwriter has, severally and not jointly, represented and agreed that it has not offered, sold or otherwise made available and will not offer, sell or otherwise make available any notes to any EU retail investor in the EEA. For these purposes:

(a)	the expression “EU retail investor” means a person who is one (or more) of the following:

(i)	a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”);

(ii)	a customer within the meaning of Directive (EU) 2016/97, as amended, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or

(iii)	not a qualified investor as defined in Article 2 of Regulation (EU) 2017/1129 (as amended, the “EU Prospectus Regulation”); and

(b)

the expression “offer” includes the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe for the notes.

FORWARD-LOOKING STATEMENTS

This prospectus (including any related free writing prospectus prepared by us or on our behalf, if any) and the documents incorporated by reference herein contain forward-looking statements. In addition, certain statements made in future SEC filings by the sponsor, the issuing entity or the depositor, in press releases and in oral and written statements made by or with the sponsor’s, the issuing entity’s or the depositor’s approval may constitute forward-looking statements. Statements that are not historical facts, including statements about beliefs and expectations, are forward-looking statements. Forward-looking statements include those that discuss, among other things, outlook or other non-historical matters; projections, expenses, future cash flows; our expectations and intentions; and the assumptions that underlie these matters. Forward-looking statements often use words such as “will,” “anticipate,” “target,” “expect,” “estimate,” “intend,” “plan,” “goal,” “believe,” “forecast,” “outlook,” or other words of similar meaning. The sponsor, the issuing entity and the depositor have based these forward-looking statements on their current plans, estimates and projections, and you should not unduly rely on them.

Numerous factors could cause the return on your investment in the notes to differ materially from your expectations based on such forward-looking statements, including, among other things:

•	the characteristics, servicing and performance of the receivables, which could result in delays in payment or losses on your notes;

•	the limited nature of the issuing entity’s assets, which could result in delays in payment or losses on your notes arising from shortfalls or delays in amounts available to make payments on the notes;

•	adverse events affecting the servicer or other transaction parties, which could result in losses on your notes or reduce the market value or liquidity of your notes;

•

the issuance of multiple classes of notes by the issuing entity or retention of notes by the depositor or its affiliates, which may result in your notes being more sensitive to losses, being affected by conflicts of interest between classes and having reduced liquidity or voting power because of such retention;

•	certain features of the notes and financial market disruptions, which may adversely affect the return on your notes or the market value and liquidity of your notes;

•

the impact of the COVID-19 pandemic and related health measures on the sponsor’s business and on the ability of obligors to make timely payment on the receivables and the performance of the receivables; and

•	other risk factors identified from time to time in our public disclosures, including in the reports that we file with the SEC.

You should carefully consider the factors referred to above in evaluating these forward-looking statements.

When considering these forward-looking statements, you should keep in mind these risks, uncertainties and other cautionary statements made in this prospectus and in the documents incorporated by reference. See the factors set forth under the “Risk Factors” in this prospectus.

Future performance and actual results may differ materially from those expressed in forward-looking statements. Many of the factors that will determine these results and values are beyond the ability of the sponsor, the issuing entity or the depositor to control or predict. The forward-looking statements made by us or on our behalf speak only as of the date they are made or as of the date indicated, and the sponsor, the issuing entity and the depositor do not undertake any obligation to update forward-looking statements as a result of new information, future events or otherwise.

LEGAL PROCEEDINGS

[Insert disclosure required by Item 1117 of Regulation AB regarding any legal proceedings pending against the sponsor, depositor, trustee, issuing entity, servicer contemplated by Item 1108(a)(3) of Regulation AB, originator contemplated by Item 1110(b) of Regulation AB, or other party contemplated by Item 1100(d)(1) of Regulation AB, or of which any property of the foregoing is the subject, that is material to security holders. Include similar information as to any such proceedings known to be contemplated by governmental authorities.]

LEGAL MATTERS

Certain legal matters with respect to the notes, including United States federal income tax matters, will be passed upon for the servicer and the depositor by [                    ]. Certain legal matters for the underwriters will be passed upon by [                    ].

GLOSSARY

[“amortization period” has the meaning set forth in “Summary—The Revolving Period.”]

[“Adjusted Pool Balance” means (a) as of the closing date or the cut-off date, an amount equal to (x) the Net Pool Balance as of the cut-off date minus (y) the yield supplement overcollateralization amount for the closing date and (b) for any payment date, an amount equal to (x) the Net Pool Balance at the end of the Collection Period preceding that payment date minus (y) the yield supplement overcollateralization amount for that payment date.]

“Annual Percentage Rate” or “APR” means, for a receivable, the annual rate of finance charges stated in such receivable.

“Available Funds” means, for any payment date and the related Collection Period, if any, an amount equal to the sum of the following amounts: (i) all Collections received by the servicer during such Collection Period, (ii) the sum of the repurchase prices deposited into the collection account with respect to each receivable that is to become a repurchased receivable on such payment date, (iii) any amounts in the reserve account in excess of the Specified Reserve Account Balance and (iv) any amounts deposited into the collection account in connection with the exercise of an optional redemption of the notes.

“Business Day” means any day other than a Saturday, a Sunday or a day on which banking institutions in the states of Delaware, Georgia or New York, or in the state in which the corporate trust office of the indenture trustee or the owner trustee is located, are authorized or obligated by law, executive order or government decree to be closed.

“Class A-1 Note Balance” means, at any time, $[•], reduced by all payments of principal made prior to such time on the Class A-1 notes.

“Class A-2[a] Note Balance” means, at any time, $[•], reduced by all payments of principal made prior to such time on the Class A-2[a] notes.

[“Class A-2b Note Balance” means, at any time, $[•], reduced by all payments of principal made prior to such time on the Class A-2b notes].

“Class A-3 Note Balance” means, at any time, $[•], reduced by all payments of principal made prior to such time on the Class A-3 notes.

“Class A-4 Note Balance” means, at any time, $[•], reduced by all payments of principal made prior to such time on the Class A-4 notes.

[“Class B Note Balance” means, at any time, $[•], reduced by all payments of principal made prior to such time on the Class B notes.]

“Collection Period” means the period commencing on the first day of each calendar month and ending on the last day of such calendar month (or, in the case of the initial Collection Period, the period commencing on the close of business on the cut-off date and ending on [_____][•], 20[•]). As used in this prospectus, the “related” Collection Period with respect to any date of determination or a payment date will be deemed to be the Collection Period which immediately precedes that date of determination or payment date.

“Collections” means, with respect to any receivable and to the extent received by the servicer after the close of business on the cut-off date, (i) any monthly payment by or on behalf of the obligor under that receivable, (ii) any full or partial prepayment of that receivable, (iii) all Liquidation Proceeds and (iv) any other amounts received by the servicer which, in accordance with the customary servicing practices, would customarily be applied to the payment of accrued interest or to reduce the outstanding principal balance of such receivable; provided, however, that the term “Collections” in no event will include (1) for any payment date, any amounts in respect of any receivable the repurchase price of which has been included in the Available Funds on such payment date or a prior payment date, (2) any Supplemental Servicing Fees or (3) rebates of premiums with respect to the cancellation or termination of any insurance policy, extended warranty or service contract that was not financed by such receivable.

“contract rate” means, with respect to a receivable, the rate per annum at which interest accrues under the retail motor vehicle installment sales contract evidencing such receivable. Such rate may be less than the “Annual Percentage Rate” disclosed in the receivable.

“Controlling Class” means, with respect to any notes outstanding, the Class A notes (voting together as a single class) as long as any Class A notes are outstanding, and thereafter the Class B notes as long as any Class B notes are outstanding.

“Defaulted Receivable” means, with respect to any Collection Period, any receivable as to which (a) any amount of a scheduled payment became 120 or more days past due during such Collection Period and the servicer has not repossessed the related financed vehicle, (b) the servicer has either (i) repossessed and liquidated the related financed vehicle or (ii) repossessed and held the related financed vehicle in its repossession inventory for 120 days, whichever occurs first, or (c) the entire related outstanding principal balance has been fully charged off in accordance with the servicer’s customary servicing practices. The outstanding principal balance of any receivable that becomes a “Defaulted Receivable” will be deemed to be zero as of the date it becomes a “Defaulted Receivable”.

“Delinquency Trigger” means, for any payment date and the related Collection Period, [    ]%.

[“Early Amortization Event” has the meaning set forth in “The Transfer Agreements and the Servicing Agreements—The Revolving Period.”]

[“First Allocation of Principal” means, with respect to any payment date, an amount equal to the excess, if any, of (x) the Note Balance of the Class A notes as of that payment date (before giving effect to any principal payments made on the Class A notes on that payment date) over (y) the [sum of (i) the] Pool Balance as of the end of the related Collection Period [plus (ii) amounts, if any, on deposit in the pre-funding account as of the end of the related Collection Period]; provided, however, that the First Allocation of Principal for any payment date on and after the final scheduled payment date for any class of Class A notes will not be less than the amount that is necessary to reduce the Note Balance of that class of Class A notes to zero.]

“Interest Period” means:

•

with respect to the Class A-1 notes [and the Class A-2b notes], the period from and including the most recent payment date on which interest has been paid (or, in the case of the first Interest Period, from and including the closing date) to but excluding the current Payment Date; and

•

with respect to the Class A-2[a] notes, the Class [A-3] notes and the Class [A-4] notes, the period from and including the [•] day of the previous calendar month (or, in the case of the first Interest Period, from and including the closing date) to but excluding the [•] day of the current calendar month.

“Liquidation Proceeds” means, with respect to any Defaulted Receivable, (a) insurance proceeds received by the servicer with respect to any insurance policies relating to the related financed vehicle or obligor, (b) amounts received by the servicer in connection with such receivable pursuant to the exercise of rights under that receivable and (c) the monies collected by the servicer (from whatever source, including proceeds of a sale of a financed vehicle, a deficiency balance recovered from the obligor after the charge-off of that receivable or as a result of any recourse against the related dealer, if any) on such receivable other than any monthly payments by or on behalf of the obligor thereunder or any full or partial prepayment of such receivable, in each case net of any expenses (including, without limitation, any auction, painting, repair or refurbishment expenses in respect of the related financed vehicle) incurred by the servicer in connection therewith and any payments required by law to be remitted to the related obligor; provided, however, that the repurchase price for any receivable purchased by the seller or the servicer will not constitute Liquidation Proceeds.

“Majority Certificateholders” means certificateholders holding in the aggregate more than 50% of the Percentage Interests.

“Net Pool Balance” means, as of any date, the aggregate outstanding principal balance of all receivables (other than Defaulted Receivables) of the issuing entity on such date.

“Non-U.S. Person” means any person other than (i) a citizen or resident of the United States, (ii) a corporation organized in or under the laws of the United States or any state or the District of Columbia, (iii) an estate the income of which is includable in gross income for United States federal income tax purposes, regardless of its source, (iv) a trust, (1) if a United States court is able to exercise primary supervision over the administration of such trust and one or more United States persons (within the meaning of section 7701(a)(30) of the Code) has the authority to control all substantial decisions of the trust or (2) if it has made a valid election under U.S. Treasury regulations to be treated as a domestic trust, or (v) an entity or arrangement treated as a partnership for United States federal income tax purposes.

“Note Balance” means, with respect to any date of determination, for any class, the Class A-1 Note Balance, the Class A-2[a] Note Balance[, the Class A-2b Note Balance], the Class A-3 Note Balance[,][or] the Class A-4 Note Balance [or the Class B Note Balance], as applicable, or with respect to the notes generally, the sum of all of the foregoing.

“Percentage Interest” means, with respect to a certificate, the individual percentage interest of such certificate (calculated as the percentage that the notional principal amount of such certificate represents of the aggregate notional principal amount of all certificates), which will be specified on the face thereof and will represent the percentage of certain distributions of the issuing entity beneficially owned by such certificateholder. The sum of the Percentage Interests for all of the certificates is 100%.

[“Principal Distribution Amount” means, for any payment date, an amount equal to the excess, if any, of (a) the aggregate outstanding principal amount of the notes as of the immediately preceding payment date (after giving effect to any payments made to the holders of the notes on such payment date), or as of the closing date, in the case of the first payment date, over the excess of (b) the Adjusted Pool Balance as of the last day of the related Collection Period minus the overcollateralization amount with respect to such payment date; provided, that the Principal Distribution Amount on and after the final scheduled payment date of any class of notes will not be less than the amount that is necessary to reduce the aggregate outstanding principal amount of that class of notes to zero; provided, further, that if the sum of the amounts in the reserve account and the remaining Available Funds after the payments under clauses first through [sixth] under “The Transfer Agreements and the Administration Agreement—Priority of Payments” on that payment date would be sufficient to pay in full the aggregate unpaid principal amount of all of the outstanding notes and the servicer specifies in the servicer’s certificate that amounts on deposit in the reserve account will be used to the extent necessary to pay all outstanding notes, then the Principal Distribution Amount for such payment date will mean an amount equal to the aggregate outstanding principal amount of all of the outstanding notes.]

“Rating Agency Condition” means, with respect to any event or circumstance and each Hired Agency, either (a) written confirmation (which may be in the form of a letter, a press release or other publication, or a change in such Hired Agency’s published ratings criteria to this effect) by that Hired Agency that the occurrence of that event or circumstance will not cause such Hired Agency to downgrade, qualify or withdraw its rating assigned to any of the notes or (b) that such Hired Agency has been given notice of that event or circumstance at least ten days prior to the occurrence of that event or circumstance (or, if ten days’ advance notice is impracticable, as much advance notice as is practicable and is acceptable to such Hired Agency) and such Hired Agency will not have issued any written notice that the occurrence of that event or circumstance will itself cause such Hired Agency to downgrade, qualify or withdraw its rating assigned to the notes. Notwithstanding the foregoing, no Hired Agency has any duty to review any notice given with respect to any event, and it is understood that such Hired Agency may not actually review notices received by it prior to or after the expiration of the ten (10) day period described in (b) above. Further, each Hired Agency retains the right to downgrade, qualify or withdraw its rating assigned to all or any of the notes at any time in its sole judgment even if the Rating Agency Condition with respect to an event had been previously satisfied pursuant to clause (a) or clause (b) of this definition.

[“Receivables Purchase Price” means, with respect to subsequent receivables purchased on a funding date, [•]% of the Subsequent Pool Balance of such subsequent receivables (provided, however, that the Receivables Purchase Price on the final funding date may be adjusted as agreed to by the depositor and the issuing entity to be less than [•]% for the purpose of using all funds remaining on deposit in the pre-funding account to purchase subsequent receivables).]

[“revolving period” has the meaning set forth in “Summary—The Revolving Period.” The revolving period may not be longer than three years from the date of an issuance of a series of notes.]

“Scheduled Interest Method” means the method of calculating interest due on a motor vehicle retail installment sale contract without regard to the period of time which has elapsed since the preceding payment was made, using the Scheduled Interest Method or the method known as the Rule of 78s or sum-of-the-digits method.

“Scheduled Interest Receivables” are receivables that provide for amortization of the amount financed over a series of fixed, level-payment monthly installments and for which interest is calculated using the Scheduled Interest Method. Each monthly installment, including the monthly installment representing the final payment on the receivable, consists of an amount of interest equal to 1/12 of the APR of the amount financed multiplied by the unpaid principal balance of the amount financed, and an amount of principal equal to the remainder of the monthly payment.

“SEC” means the Securities and Exchange Commission.

[“Second Allocation of Principal” means, with respect to any payment date, an amount equal to (1) the excess, if any, of (x) the sum of the Note Balance of the Class A notes and the Class B notes as of that payment date (before giving effect to any principal payments made on the Class A notes and the Class B notes on that payment date) over (y) [the sum of (i)] the Pool Balance as of the end of the related Collection Period [plus (ii) amounts, if any, on deposit in the pre-funding account as of the end of the related Collection Period] minus (2) the First Allocation of Principal for that payment date; provided, however, that the Second Allocation of Principal on and after the final scheduled payment date for the Class B notes will not be less than the amount that is necessary to reduce the outstanding principal amount of the Class B notes to zero (after the application of the First Allocation of Principal).]

“Short-Term Note” means any note that has a fixed maturity date of not more than one year from the issue date of that note.

“Simple Interest Method” means the method of calculating interest due on a motor vehicle receivable on a daily basis based on the actual outstanding principal balance of the receivable on that date.

“Simple Interest Receivables” means receivables pursuant to which the payments due from the obligors during any month are allocated between interest, principal and other charges based on the actual date on which a payment is received and for which interest is calculated using the Simple Interest Method.

“Special Tax Counsel” means Mayer Brown LLP, as special federal tax counsel to the depositor.

“Specified Reserve Account Balance” means, as of any payment date, an amount [equal to] [which will be not less than] [•]% of the [[sum of (i) the] [Adjusted] Pool Balance as of the [initial] cut-off date [and (ii) the aggregate principal balance of all subsequent receivables as of the applicable subsequent cut-off date][outstanding balance of the notes after giving effect to all payments of principal on that payment date]; provided, however, on any payment date after the notes are no longer outstanding following payment in full of the principal of and interest on the notes, the “Specified Reserve Account Balance” will be $0.

[“Subsequent Pool Balance” means, with respect to all of the subsequent receivables transferred on a funding date, the aggregate principal balance of such subsequent receivables as of the related subsequent cut-off date.]

“Supplemental Servicing Fees” means any and all (i) late fees, (ii) extension fees, (iii) non-sufficient funds charges and (iv) any and all other administrative fees or similar charges allowed by applicable law with respect to any receivable.

[“Target Reinvestment Amount” means, as of any payment date during the revolving period, the excess, if any, of the aggregate outstanding balance of the notes as of the preceding payment date or the closing date, as applicable, plus the overcollateralization amount over the aggregate receivables principal balance as of the last day of the monthly period related to the then current payment date.]

INDEX

[statistical] cut-off date	7
10 percent shareholder	127
60-Day Delinquent Receivables	85
AAA	89
ABS	68
ABS Tables	68
adjusted pool balance	11
Adjusted Pool Balance	138
administration agreement	81
administrator	2, 38
advance	1
advances	94
amortizable bond premium	126
amortization period	8, 138
Annual Percentage Rate	138
Appendix A	65
APR	138
Assessment of Compliance	103
asset representations reviewer	2
Asset Review	87
asset-level data	56
Attestation Report	103
Available Funds	138
Bankruptcy Code	116
Benefit Plan	130
Business Day	138
calculation agent	2
CARB	19
Cede	v
certificate	3
certificateholders	3, 38
CFPB	31, 115
chattel paper	110
Class A notes	3
Class A-1 Note Balance	138
Class A-2 notes	2
Class A-2[a] Note Balance	138
Class A-2[b] Note Balance	138
Class A-3 Note Balance	138
Class A-4 Note Balance	138
Class B Note Balance	138
clean-up call	5, 97
Clearstream	75
closing date	3
Code	37, 104
Collection Period	138
Collections	138
contract rate	139
contracts	1, 48
controlled foreign corporation	127
Controlling Class	139
COVID-19	30
CRR	121
cut-off date	6

DDS	51
Dealertrack	51
Defaulted Receivable	139
defi	28, 51
delinquency advance	93
Delinquency Percentage	85
Delinquency Trigger	85, 139
depositor	1, 43
Dodd-Frank Act	31, 118
DOJ	26
DTC	v
Early Amortization Event	139
EEA	viii, 14
effectively connected earnings and profits	128
Eligibility Representations	84
EPA	19
ERISA	130
ERISA regulation	130
EU	13
EU Affected Investors	121
EU Delegated Directive	viii
EU Due Diligence Requirements	121
EU PRIIPS Regulation	viii
EU Prospectus Regulation	viii, 135
EU retail investor	135
EU Retail Investor	viii
EU Securitization Regulation	13, 121
Euroclear	75
EUWA	vii, 135
event of default	5, 106
excess interest	12
Exchange Act	133
FATCA	128
FDIC	118
final scheduled payment date	81
financed vehicles	6
Financial Promotion Order	vii
First Allocation of Principal	139
fixed rate notes	2
floating rate notes	2
FSMA	vii, 135
FTC	32
FTC Rule	115
funding date	8
funding period	8
GAP	32
HDC Rule	115
Hired Agencies	14
indenture	75
indenture trustee	2, 41
Instituting Noteholders	85
Interest Period	139
Investment Company Act	12, 120
investors	75

I-1

IRS	122
issuing entity	1, 38
issuing entity property	6
Liquidation Proceeds	139
Majority Certificateholders	139
market discount rules	125
MiFID II	viii, 135
monthly remittance condition	91
net pool balance	5
Net Pool Balance	140
Non-U.S. Person	140
Note Balance	140
Note Factor	78
Note Owner	75
Noteholder Direction	86
notes	3
obligors	6
offered notes	3
OID	37, 119
OLA	118
originator	1, 39
overcollateralization amount	11, 96
owner trustee	2
payment date	3, 75
payment default	107
PCNA	26, 43
Percentage Interest	140
PFS	v, 1, 43
PFS Custom Scorecard	50
Plans	130
Pool Factor	78
Porsche AG	26, 43
portfolio interest	127
pre-funded amount	8, 92
pre-funding account	8
Principal Distribution Amount	140
PTCE	131
purchase agreement	81
Rating Agency Condition	140
rebate advance	94
receivables	6
receivables pool	6
Receivables Purchase Price	140
record date	3, 75
Regulation RR	12
related person	127

Relevant Person	vii
requesting party	87
Retained Notes	134
Review Expenses	86
Review Satisfaction Date	85
revolving period	8, 141
Rule 193 Information	66
sale and servicing agreement	81
Scheduled Interest Method	141
Scheduled Interest Receivables	141
SEC	v, 141
Second Allocation of Principal	141
seller	2, 48
Servicemembers Civil Relief Act	114
servicer	1
servicer replacement events	101
servicing fee	1, 99
Short-Term Note	141
Similar Law	131
Simple Interest Method	141
Simple Interest Receivables	141
Special Tax Counsel	141
specified reserve account balance	11
Specified Reserve Account Balance	141
sponsor	1
Subject Receivables	85
subsequent cut-off date	6
Subsequent Pool Balance	141
subsequent receivables	8
Supplemental Servicing Fees	141
Target Reinvestment Amount	142
transfer agreements	81
UCITS	121
UK	vii, 13
UK Affected Investors	122
UK CRR	122
UK Due Diligence Requirements	121
UK MIFIR Product Governance Rules	vii
UK PRIIPS Regulation	vii
UK Prospectus Regulation	vii, 135
UK retail investor	135
UK Retail Investor	vii
UK Securitization Regulation	13, 121
verification documents	85
weighted average life	69
yield supplement overcollateralization amount	97

I-2

APPENDIX A

Static Pool Information About Certain Previous Securitizations

[The information in Appendix A also will be presented in graphical format.]

A-1

No dealer, salesperson or other person has been authorized to give any information or to make any representations not contained in this prospectus and, if given or made, such information or representations must not be relied upon as having been authorized by the depositor, the sponsor or the underwriters. This prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, the securities offered hereby to anyone in any jurisdiction in which the person making such offer or solicitation is not qualified to do so or to anyone to whom it is unlawful to make any such offer or solicitation. Neither the delivery of this prospectus nor any sale made hereunder shall, under any circumstances, create an implication that information herein or therein is correct as of any time since the date of this prospectus.

Porsche Financial Auto Securitization Trust 20[•]-[•]

Issuing Entity

Class A-1 Notes			$	[	•]
Class A-2[a] Notes	[}	]	$	[	•]
[Class A-2b Notes]
Class A-3 Notes			$	[	•]
Class A-4 Notes			$	[	•]
[Class B Notes]			$	[	•]

Porsche Auto Funding LLC

Depositor

Porsche Funding Limited Partnership

Seller

Porsche Financial Services, Inc.

Sponsor, Originator Servicer

PROSPECTUS

UNDERWRITERS

[•]

[•]

Until [•], 20[•], which is ninety days following the date of this prospectus, all dealers effecting transactions in the notes, whether or not participating in this distribution, may be required to deliver this prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 12. Other Expenses of Issuance and Distribution.

The following is an itemized list of the estimated expenses to be incurred in connection with the offering of the securities being offered hereunder other than underwriting discounts and commissions:

Registration Fee	$	*
Legal Fees and Expenses	$	*
Accountant Fees and Expenses	$	*
Trustee Fees and Expenses	$	*
Rating Agency Fees	$	*
Printing Expenses	$	*
Asset Representation Review Expenses	$	*
Miscellaneous Expenses	$	*
Total	$	*

*	To be filed by amendment.

Item 13. Indemnification of Directors and Officers.

Porsche Auto Funding LLC

Section 18-108 of the Limited Liability Company Act of Delaware empowers a limited liability company, subject to such standards and restrictions, if any, as are set forth in its limited liability company agreement, to indemnify and hold harmless any member, manager or other person from and against any and all claims and demands whatsoever.

Porsche Auto Funding LLC, the registrant, was formed under the laws of the State of Delaware. The limited liability company agreement of the registrant provides, in effect that, subject to certain limited exceptions, it will indemnify its members, officers, directors, independent directors, employees and agents of the registrant, and employees, representatives, agents or affiliates of any of the foregoing (collectively, the “Covered Persons”), to the fullest extent permitted by applicable law, for any loss, damage or claim incurred by such Covered Person by reason of any act or omission performed or omitted by such Covered Person in good faith on behalf of the registrant and in a manner reasonably believed to be within the scope of the authority conferred on such Covered Person by the limited liability company agreement, except that no Covered Person shall be entitled to be indemnified in respect of any loss, damage or claim incurred by such Covered Person by reason of such Covered Person’s gross negligence or willful misconduct with respect to such acts or omissions; provided, however, that any indemnity under the limited liability company agreement by the registrant shall be provided out of and to the extent of registrant assets only, and the members shall not have personal liability on account thereof.

To the fullest extent permitted by applicable law, expenses (including reasonable legal fees) incurred by a Covered Person defending any claim, demand, action, suit or proceeding shall, from time to time, be advanced by the registrant prior to the final disposition of such claim, demand, action, suit or proceeding upon receipt by the registrant of an undertaking by or on behalf of the Covered Person to repay such amount if it shall be determined that the Covered Person is not entitled to be indemnified as authorized in the limited liability company agreement.

A Covered Person shall be fully protected in relying in good faith upon the records of the registrant and upon such information, opinions, reports or statements presented to the registrant by any person as to matters the Covered Person reasonably believes are within such other person’s professional or expert competence and who has been selected with reasonable care by or on behalf of the registrant, including information, opinions, reports or statements as to the value and amount of the assets, liabilities, or any other facts pertinent to the existence and amount of assets from which distributions to the member might properly be paid.

To the extent that, at law or in equity, a Covered Person has duties (including fiduciary duties) and liabilities relating thereto to the registrant or to any other Covered Person, a Covered Person acting under the limited liability company agreement shall not be liable to the registrant or to any other Covered Person for its good faith reliance on the provisions of the limited liability company agreement or any approval or authorization granted by the registrant or any other Covered Person.

Reference is also made to the form of Underwriting Agreement filed as Exhibit 1.1 hereto among the Registrant, Porsche Financial Services, Inc. and the underwriters named therein, (see Exhibit 1.1), which provides for indemnification by and of the Registrant in certain circumstances.

Item 14. Exhibits.

EXHIBITS
Exhibit No.	Description

1.1	Form of Underwriting Agreement*

3.1	Certificate of Formation of the Depositor

3.2	Limited Liability Company Agreement of the Depositor

4.1	Form of Indenture (including forms of Notes) between Porsche Financial Auto Securitization Trust 20[•]-[•] and [•], as Indenture Trustee*

5.1	Opinion of Mayer Brown LLP with respect to legality*

8.1	Opinion of Mayer Brown LLP with respect to United States federal income tax matters*

10.1	Form of Purchase Agreement between Porsche Funding Limited Partnership, as Seller, and Porsche Auto Funding LLC, as Purchaser*

10.2	Form of Sale and Servicing Agreement among Porsche Auto Funding LLC, as Seller, Porsche Financial Auto Securitization Trust 20[•]-[•], as Issuer, Porsche Financial Services, Inc., as Servicer, and [•], as Indenture Trustee*

10.3	Form of Administration Agreement among Porsche Financial Auto Securitization Trust 20[•]-[•], as Issuer, Porsche Financial Services, Inc., as Administrator, and [•], as Indenture Trustee*

10.4	Form of Amended and Restated Trust Agreement between Porsche Auto Funding LLC, as Depositor, and [•], as Owner Trustee*

10.5	Form of Asset Representations Review Agreement among Porsche Financial Auto Securitization Trust 20[•]-[•], as Issuer, Porsche Financial Services, Inc., as Sponsor and as Servicer, and [•], as Asset Representations Reviewer*

10.6	Form of Securities Account Control Agreement among Porsche Financial Auto Securitization Trust 20[•]-[•], as Issuer, Porsche Financial Services, Inc., as Servicer, [•], as Indenture Trustee, and [•], as Securities Intermediary*

23.1	Consent of Mayer Brown LLP (included in Exhibits 5.1 and 8.1)

24.1	Powers of Attorney (included in signature page to this registration statement)

24.2	Certified Copy of Resolutions authorizing Powers of Attorney*

25.1	Statement of Eligibility and Qualification of the Indenture Trustee on Form T-1**

36.1	Form of Depositor Certification for Shelf Offerings of Asset-Backed Securities*

102.1	Asset Data File***

103.1	Asset Related Documents***

107.1	Calculation of Filing Fee Table

*	To be filed by amendment.
**	To be filed pursuant to Section 305(b)(2) of the Trust Indenture Act of 1939.
***	To be incorporated by reference at the time of the Rule 424(h) or Rule 424(b) filing, as applicable, for such offering.

Item 14(b). The information required to be filed by Item 601(b)(107) of Regulation S-K (17 CFR 229.601) is included in Exhibit 107.1.

Item 15. Undertakings.

The undersigned registrant hereby undertakes:

(a) As to Rule 415:

(1) To file, during any period in which offers or sales are being made of the securities registered hereby, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii) To reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment hereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement;

Provided, however, that the undertakings set forth in clauses (i), (ii) and (iii) above do not apply if the information required to be included in a post-effective amendment by those clauses is contained in periodic reports filed with or furnished to the Securities and Exchange Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) that are incorporated by reference in this registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of this registration statement.

Provided further, however, that clauses (i) and (ii) above do not apply if the information required to be included in a post-effective amendment is provided pursuant to Item 1100(c) of Regulation AB (§ 229.1100(c)).

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining any liability under the Securities Act to any purchaser:

(i) If the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

(ii) If the registrant is relying on Rule 430D:

(A) each prospectus filed by the undersigned registrant pursuant to Rule 424(b)(3) and (h) shall be deemed to be part of this registration statement as of the date the filed prospectus was deemed part of and included in this registration statement; and

(B) each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5),or (b)(7) as part of a registration statement in reliance on Rule 430D relating to an offering made pursuant to Rule 415(a)(1)(vii) or (a)(1)(xii) for the purpose of providing the information required by Section 10(a) of the Securities Act shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430D, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

(5) That, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) the portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(6) If the registrant is relying on Rule 430D, with respect to any offering of securities registered on Form SF-3, to file the information previously omitted from the prospectus filed as part of an effective registration statement in accordance with Rule 424(h) and Rule 430D.

(b) As to Documents Subsequently Filed that are Incorporated By Reference:

The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) As to Indemnification:

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described under Item 13 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(d) As to Filings in Reliance on Rule 430(A).

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from any form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(e) As to Qualification of Trust Indentures Under the Trust Indenture Act of 1939 for Delayed Offerings

The undersigned registrant hereby undertakes to file an application for the purpose of determining the eligibility of the indenture trustee to act under subsection (a) of Section 310 of the Trust Indenture Act, in accordance with the rules and regulations prescribed by the Securities and Exchange Commission under Section 305(b)(2) of the Act.

(f) As to Filings Regarding Asset-Backed Securities Incorporating by Reference Subsequent Exchange Act Documents by Third Parties.

The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act of a third party that is incorporated by reference in the registration statement in accordance with Item 1100(c)(1) of Regulation AB shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant, Porsche Auto Funding LLC, certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SF-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Atlanta, State of Georgia, on December 7, 2023.

PORSCHE AUTO FUNDING LLC,
a Delaware Limited Liability Company (Registrant)

By:	/s/ Tobias Hausladen

Name:	Tobias Hausladen
Title:	Treasurer
(senior officer in charge of securitization)

By:	/s/ Eli Yaremenko

Name:	Eli Yaremenko
Title:	Assistant Treasurer

II-S-1

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Tobias Hausladen and Eli Yaremenko jointly, as his or her true and lawful attorneys-in-fact and agents, together with full power of substitution and resubstitution, for him or her and in his or her own name, place and stead, in any and all capacities, acting alone, to sign this registration statement, any and all amendments (including post-effective amendments) to this registration statement and any or all other documents in connection therewith, and to file the same, with all exhibits thereto, with the Securities and Exchange Commission, granting unto both said attorneys-in-fact and agents authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as might or could be done in person, hereby ratifying and confirming all said attorneys-in-fact and agents or any of them or any substitute or substitute for any of them, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933 this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title

/s/ Ross Dupper Ross Dupper	Director and President (Performing the Function of Principal Executive Officer)	December 7, 2023

/s/ Tobias Hausladen Tobias Hausladen	Director and Treasurer (Performing the Function of Principal Financial Officer, Principal Accounting Officer, Chief Financial Officer)	December 7, 2023

/s/ Eli Yaremenko Eli Yaremenko	Assistant Treasurer	December 7, 2023

/s/ John Boncuore John Boncuore	Director	December 7, 2023

/s/ Lori Rezza Lori Rezza	Director	December 7, 2023

/s/ Leonard Padula Leonard Padula	Director	December 7, 2023

II-S-2